UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Perusahaan Perseroan (Persero)

PT TELEKOMUNIKASI INDONESIA, TBK

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

Enclosure: 2010 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA Portions of the 2010 Annual Report are incorporated by reference into the registrant’s Form 20-F dated March 29, 2011, and are designated as such; all other portions of the 2010 Annual Report are not incorporated by reference into the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	March 29, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

About this Report

Caption

About This Report

This is our  Annual Report for the year ended December 31, 2010,  prepared in accordance with Bapepam-LK Rule X.K.6 and X.K.7. This Annual Report contains information required by the U.S. Securities and Exchange Commission under Form 20-F.

Only the information from this Annual Report expressly cross-referenced in our Form 20-F is incorporated by reference therein. Information from this Annual Report not expressly cross-referenced in our Form 20-F is not incorporated by reference

In this Annual Report, references to “TELKOM”, “the Company”, “we”, “us”, and “our” are to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. It may also include our consolidated subsidiaries. References to “Indonesia” are to the Republic of Indonesia. References to the “Government” are to the Government of Indonesia. References to “United States” or “U.S.” are the United States of America. References to “Indonesian Rupiah” or “Rp” are to the lawful currency of Indonesia and references to “U.S. Dollars” or “US$” are to the lawful currency of the United States. Certain figures (including percentages) have been rounded for convenience, so actual sums, quotients, percentages and ratios may differ. Unless otherwise indicated, all financial information with respect to us has been presented in Indonesian Rupiah in accordance with accounting principles generally accepted in Indonesian (“Indonesian GAAP”).

This Annual Report contains certain financial information and results of operations, and may also contain certain projections, plans, strategies and objectives of TELKOM  that are not statements of historical fact,  which would be treated as forward looking statements under applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and TELKOM's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by TELKOM, or indicated by any such forward looking statements, will be achieved.

For more information, please contact Investor Relations at Grha Citra Caraka 5th Fl, Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710 Indonesia. Telephone +(62-21) 5215 109, Fax (62-21) 5220 500 or e-mail investor@telkom.co.id. An online version of this document is also available at our website at http://www.telkom.co.id.

Your Future Starts Today

In 2010, we embarked on re-engineering strategies on various aspects of our business consisting of business portfolio, system and infrastructure, organization and culture, to prepare us for the challenges of the dynamic telecommunications industry in both domestic and international markets. In terms of products and services, the innovations during 2010 resulted in solutions across our various product lines to meet the wide-ranging demands of our customers as well as at empowering communities, stimulating businesses of all sizes to deliver valuable change, driving both local and national economies and enhancing society’s knowledge. Also, the expansions we undertake not only help us broaden our business but, we believe, also take us one step ahead of our IT competitors. With strong focus on TIME (telecommunication, information, media and edutainment) services, we are committed to making sure that whoever the clients, they can experience the lifestyle of the future starting today.

FINANCIAL HIGHLIGHTS

Consolidated Balance Sheets
(in billion Rupiah)	As of December 31,
	2006*	2007*	2008*	2009*	2010
Total Current Assets	13,921	15,978	14,622	16,186	18,731
Total Non-Current Assets	61,218	66,078	76,634	81,628	81,028
TOTAL ASSETS	75,139	82,056	91,256	97,814	99,759
Total Current Liabilities	20,943	21,018	27,218	26,893	20,473
Total Non-Current Liabilities	18,583	18,441	20,444	21,336	22,870
TOTAL LIABILITIES	39,526	39,459	47,662	48,229	43,343
MINORITY INTEREST	8,187	9,305	9,684	10,933	11,996
EQUITY	27,426	33,292	33,910	38,652	44,419

Consolidated Income Statements
(in billion of Rupiah, except for Net income per share and Net income per ADS)
	Year ended December 31,
	2006*	2007*	2008*	2009*	2010
Total Operating Revenues	54,748	62,683	64,166	67,678	68,629
Total Operating Expenses	32,980	36,093	41,729	44,890	46,138
Adjusted EBITDA**)	31,902	37,200	34,770	36,762	37,102
OPERATING INCOME	21,768	26,590	22,437	22,788	22,491
Other Income (Expenses)—net	258	(721)	(2,038)	(341)	(1,075)
INCOME BEFORE TAX	22,026	25,869	20,399	22,447	21,416
NET INCOME	11,029	13,043	10,672	11,399	11,537
Net income per share of Common Stock	548.3	653.4	540.4	579.5	586.5
Net income per ADS (40:1 Common Stock:ADS)	21,932.9	26,136.4	21,615.2	23,180.8	23,461.6

Consolidated Financial and Operational Ratios
	Year ended December 31,
	2006*	2007*	2008*	2009*	2010
Return on Assets (ROA) (%)[1]	14.7	15.9	11.7	11.7	11.6
Return on Equity (ROE) (%)[2]	40.2	39.2	31.5	29.5	26.0
Current Ratio (%)[3]	66.5	76.0	53.7	60.2	91.5
Total Liabilities to Total Assets (%)[4]	52.6	48.1	52.2	49.3	43.4
Operating Margin (%)[5]	39.8	42.4	35.0	33.7	32.8
Average Collection Period (Days)[6]	24.8	19.6	20.0	20.4	23.1
Adjusted EBITDA Margin (%)[7]	58.3	59.3	54.2	54.3	54.1
Net Income Margin (%)[8]	20.1	20.8	16.6	16.8	16.8
Debt to Equity (%)[9]	56.1	47.4	58.2	56.6	48.2
Debt to Adjusted EBITDA (%)[10]	48.2	42.4	56.8	59.5	57.7
Adjusted EBITDA to Interest Expense (times)[11]	24.8	25.9	21.2	17.5	19.2
Adjusted EBITDA to Net Debt (%)[12]	457.5	680.2	277.2	268.9	312.4
PRODUCTIVITY RATIOS:
Total Revenue/Employee (Rp billion)	1.6	1.9	2.1	2.4	2.6
LIS/Employee (line)[13]	465.9	593.4	853.7	1,015.6	1,252.0

(1)     ROA represents net income divided by total assets as of December 31 of that year.

(2)     ROE represents net income divided by total equity as of December 31 of that year.

(3)     Current ratio represents current assets divided by current liabilities as of December 31 of that year.

(4)     Total liabilities to total assets represents total liabilities divided by total assets as of December 31 of that year.

(5)     Operating margin represents operating income divided by operating revenue.

(6)     Average collection period represents trade receivables divided by operating revenue times 365 days.

(7)     Adjusted EBITDA margin represents adjusted EBITDA divided by operating revenue.

(8)     Net income margin represents net income divided by operating revenue.

(9)     Debt to equity represents total debt divided by total equity as of December 31 of that year.

(10)  Debt to adjusted EBITDA represents debt divided by adjusted EBITDA

(11)  Adjusted EBITDA to interest expense represents adjusted EBITDA divided by interest expense.

(12)  Adjusted EBITDA to net debt represents adjusted EBITDA divided by total debt minus cash and cash equivalents, temporary investments and escrow accounts as of December 31 of that year.

(13)  LIS per employee represents fixed wireline and fixed wireless subscribers divided by total TELKOM’s employees as a parent company.

*)     As restated, with the implementation of PPSAK 1 (see Note 2.p.i to Consolidated Financial Statement, (i) the presentation of the interconnection revenue from net to gross basis, which previously in accordance with telecommunication industry practice in Indonesia, the Company adopted a net basis; (ii) reclassification of outgoing calls to other operator from interconnection revenues to telephone revenues; (iii) deferral of the installation and connection revenues; (iv) recognition of revenue sharing arrangement in a manner similar to capital lease.

**)   Adjusted EBITDA is defined as operating income before depreciation and amortization. Adjusted EBITDA and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, Indonesian GAAP. EBITDA is not a measurement of our performance under Indonesian GAAP and should not be considered as alternative to net income, operating income or any other performance measures derived in accordance with Indonesian GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. We consider adjusted EBITDA to be a useful measure of our operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization. The methods we use to calculate adjusted EBITDA may differ from the use of the term EBITDA or adjusted EBITDA by other companies. The following table shows the reconciliation of our operating income to our Adjusted EBITDA.

Consolidated Operating Income to EBITDA
	Year ended December 31,
	2006*	2007*	2008*	2009*	2010
Operating Income	21,768	26,590	22,437	22,788	22,491
Add (Deduct):
Depreciation	9,094	9,440	11,070	12,566	13,084
Amortization	1,040	1,170	1,263	1,409	1,527
Adjusted EBITDA	31,902	37,200	34,770	36,762	37,102

*As restated. Please refer to Note 2.p.i to Consolidated Financial Statements

FINANCIAL DATA

KAP Tanudiredja, Wibisana & Rekan, a member firm of the PwC global network (“PwC”), was appointed to audit our Consolidated Financial Statements for the fiscal years 2006, 2007, 2008, 2009 and 2010 (collectively the “Consolidated Financial Statements”). Prior to March 8, 2010, KAP Tanudiredja, Wibisana & Rekan was named KAP Haryanto Sahari & Rekan.

Our Consolidated Financial Statements were prepared in accordance with Indonesian GAAP, which differ in certain significant respects from US GAAP. See Notes No. 55 and 56 to our Consolidated Financial Statements for a summary of the significant differences between Indonesian GAAP and US GAAP, as well as a reconciliation to US GAAP of the net income and shareholders’ equity for each year reported in our Consolidated Financial Statements.

On December 31, 2010, the financial statements of nine of our subsidiaries were consolidated into the Consolidated Financial Statements for the year 2010. The nine companies are PT Telekomunikasi Indonesia International (“TII”, formerly PT AriaWest International (“AWI”), a wholly-owned subsidiary), PT Dayamitra Telekomunikasi (“Dayamitra”, a wholly-owned subsidiary), PT Pramindo Ikat Nusantara (“Pramindo”, a wholly-owned subsidiary), PT Telekomunikasi Selular (“Telkomsel”, in which we own a 65.0% stake), PT Multimedia Nusantara (“Metra”, a wholly-owned subsidiary), PT Infomedia Nusantara (“Infomedia”, wholly-owned through a direct interest and a 49.0% stake owned by Metra), PT Indonusa Telemedia (“Indonusa”, wholly-owned through a direct interest and a 1.25% stake owned by Metra), PT Graha Sarana Duta (“GSD”, in which we own a 99.99% stake), and PT Napsindo Primatel Internasional (“Napsindo”, in which we own a 60% stake). See Note 1d to our Consolidated Financial Statements.

The table below summarizes our financial information for each specified year. This information should be read in conjunction with “Management’s Discussion and Analysis – Financial Review and Prospects” and please refer to our Consolidated Financial Statements and the related notes in this Annual Report.

Financial Data
	Year ended December 31,
	2006*	2007*	2008*	2009*	2010	2010
	(In billions of Rupiah, except for per share and per ADS amounts)					(In millions of US$, except for per share and per ADS amounts)(1)
Consolidated Income Statement Data
Indonesian GAAP
OPERATING REVENUES
Telephone
Fixed lines
Usage charges	12,716	15,631	12,605	10,322	9,287	1,031
Monthly subscription charges	3,492	3,698	3,665	3,507	3,251	361
Installation charges	170	127	198	186	179	20
Others	89	227	241	271	223	25
Total fixed lines revenues	16,467	19,683	16,709	14,286	12,940	1,437
Cellular
Usage charges	19,591	22,726	25,335	27,402	28,024	3,110
Features	959	313	723	483	582	65
Monthly subscription charges	297	372	186	424	488	54
Connection fee charges	109	130	285	224	40	4
Total cellular revenues	20,956	23,541	26,529	28,533	29,134	3,233
Total telephone revenues	37,423	43,224	43,238	42,819	42,074	4,670
Joint operating schemes	489	-	-	-	-	-
Interconnection	6,607	3,637	4,363	3,867	3,735	415
Data, internet and information technology	9,188	14,785	14,768	18,512	19,801	2,198
Network	719	707	1,079	1,218	1,058	117
Other telecommunications services	322	330	718	1,263	1,961	217
Total Operating Revenues	54,748	62,683	64,166	67,678	68,629	7,617
OPERATING EXPENSES
Depreciation and amortization	10,134	10,610	12,332	13,975	14,612	1,622
Personnel	8,514	8,495	9,117	8,533	7,517	834
Operation, maintenance and telecommunication services	7,662	9,662	12,301	14,549	16,046	1,781
General and administration	2,316	2,502	2,366	2,644	2,352	261
Interconnection expenses	3,112	3,055	3,263	2,929	3,086	343
Marketing	1,242	1,769	2,350	2,259	2,525	280
Total Operating Expenses	32,980	36,093	41,729	44,890	46,138	5,121
Operating Income	21,768	26,590	22,437	22,788	22,491	2,496
Other Income (Expenses)
Interest income	655	519	672	462	421	47
Equity in net income (loss) of associated companies	(7)	7	20	(30)	(14)	(2)
Interest expense	(1,469)	(1,561)	(1,641)	(2,096)	(1,928)	(214)
Gain (loss) on foreign exchange — net	836	(295)	(1,614)	973	43	5
Others — net	243	609	525	350	403	45
Other Income (Expenses) — net	258	(721)	(2,038)	(341)	(1,074)	(119)
Income Before Tax	22,026	25,869	20,399	22,447	21,416	2,377
Tax Expense	(7,049)	(8,015)	(5,674)	(6,404)	(5,546)	(616)
Income before minority interest in net income of consolidated subsidiaries	14,977	17,854	14,725	16,043	15,870	1,761
Minority interest in net income of consolidated subsidiaries, net	(3,948)	(4,811)	(4,053)	(4,644)	(4,333)	(481)
Net Income	11,029	13,043	10,672	11,399	11,537	1,280
Weighted average number of shares outstanding (in millions)	20,115	19,962	19,749	19,669	19,669
Net income per share	548	653	540	580	587	0.07
Net income per ADS	21,933	26,136	21,615	23,181	23,462	2.80

	Year ended December 31,
	2006*	2007*	2008 *	2009 *	2010	2010
	(In billion Rupiah, except for per share and per ADS amounts)					(In million US$, except for per share and per ADS amounts)(1)
U.S. GAAP(3)
Net income	12,111	11,966	10,874	12,092	11,485	1,275
Operating revenue	54,748	62,683	64,166	67,677	68,629	7,617
Net income per share	602.11	599.42	550.63	614.78	583.89	0.06
Net income per ADS	24,084.40	23,976.80	22,025.34	24,591.25	23,355.80	2.59
Dividend relating to the period (accrual basis)(2)
Dividends declared per share	303.21	455.87	296.94	288.06	26.75 (6)	-
Dividends declared per ADS	12,128.40	18,234.80	11,877.60	12,522.40	1,070.00 (6)	0.12
Dividend paid in the period (cash basis)
Dividends declared per share	267.27	303.25	407.42	323.59	288.16	0.03
Dividends declared per ADS	10,692.40	12,130.00	16,296.80	12,943.60	11,526.40	1.28

Consolidated Balance Sheet Data
Indonesian GAAP
Total assets	75,139	82,056	91,256	97,814	99,758	11,072
Current liabilities(4)	20,943	21,018	27,218	26,893	20,473	2,272
Other liabilities	8,551	8,048	7,541	6,978	6,623	735
Long-term debts	10,032	10,393	12,903	14,358	16,247	1,803
Total liabilities	39,526	39,459	47,662	48,229	43,343	4,810
Minority interest	8,187	9,305	9,684	10,933	11,996	1,331
Capital stock(5)	5,040	5,040	5,040	5,040	5,040	559
Total shareholders’ equity	27,426	33,292	33,910	38,652	44,419	4,930
U.S. GAAP(3)
Current assets	14,600	16,893	15,482	18,381	19,893	2,208
Non-current assets	61,498	66,960	76,636	83,100	83,866	9,308
Total assets	76,098	83,853	92,118	101,481	103,759	11,516
Current liabilities	19,585	22,090	27,524	26,931	20,546	2,280
Non-current liabilities	22,038	22,623	20,262	22,522	24,489	2,718
Total liabilities	41,623	44,713	47,786	49,453	45,035	4,998
Minority interest in net assets of subsidiaries	8,166	9,323	9,605	11,067	12,115	1,345
Total shareholders’ equity	26,309	29,817	34,727	40,961	46,609	5,173
Total liabilities and shareholders’ equity	76,098	83,853	92,118	101,481	103,759	11,516

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

(1)    US Dollar figures are included solely for reader convenience and were made using the average of the market buying and selling rates published by Reuters on December 31, 2010, which is Rp9,010 per US Dollar. This rate should not be construed as representative of the rate at which Rupiah amounts have been, could have been or could in the future be converted into US dollars.

(2)    In 2006, we paid a cash dividend for 2005 of Rp218.86 per share and interim cash dividend 2006 of Rp48.41 per share. In 2007, we paid a dividend computed as a cash dividend for 2006 of Rp254.80 per share and interim cash dividend 2007 of Rp48.45 per share. In 2008, we paid a dividend computed as a cash dividend and special dividend for 2007 of Rp455.87 per share less the interim cash dividend of Rp48.45 per share paid in November 2007. In 2009, we paid a cash dividend for 2008 of Rp296.94 per share and interim cash dividend 2009 of Rp26.65 per share. In 2010, we paid a cash dividend for 2009 of Rp261.41 per share and interim cash dividend 2010 of Rp26.75 per share (of which Rp250.08 billion was distributed in 10 January 2011 – see Note 52.c to our Consolidated Financial Statements).

(3)    US GAAP amounts reflect adjustments resulting from differences in the accounting treatment of voluntary termination benefits, foreign exchange differences capitalized on assets under construction, interest capitalized on assets under construction, revenue-sharing arrangements, employees benefits, equity in net loss (income) of associated companies, amortization of land rights, revenue recognition, amortization of goodwill, finance leases, acquisition of Dayamitra, asset retirement obligations, deferred taxes, amendment and restatement of JOS in Regional Division VII and non-controlling interests. See Notes No 55 and 56 to our Consolidated Financial Statements.

(4)    Includes current maturities of long-term debt.

(5)    As of December 31, 2010, issued and paid-up capital consists of one Series A Dwiwarna share having a par value of Rp250 (the “Dwiwarna Share”) and 20,159,999,279 Series B shares having a par value of Rp250 per share (“Shares”) each from an authorized capital stock comprising one Series A Dwiwarna share and 79,999,999,999 Series B shares.

(6)    Represents only interim dividends.

OPERATIONAL HIGHLIGHTS
	Year ended December 31,
	2006	2007	2008	2009	2010
FIXED WIRELINE
Customer base (in thousands)	8,709	8,685	8,630	8,377	8,303
Subscriber pulse production (in millions of pulse)	64,012	75,451	62,940	54,186	9,403*
* in million minutes for year ended December 31, 2010

FIXED WIRELESS (FLEXI)
Customer base (in thousands):
Classy/Postpaid	794	828	731	649	546
Trendy/Prepaid	3,381	5,535	11,994	14,490	17,615
Total	4,176	6,363	12,725	15,139	18,161

ARPU (12 months average — in thousands of Rupiah):
Postpaid	135	115	93	84	82
Prepaid	35	42	32	18	13
Blended	54	53	38	22	15
Network:
Base Transceiver Station / BTS (units)	1,531	1,911	4,054	5,543	5,641
Number of cities in service	236	238	353	370	370

CELLULAR
Base Transceiver Station / BTS (units)	16,057	20,858	26,872	30,992	36,557
Network Capacity (in millions of subscribers)	38.8	50.5	67.3	85.2	98.6
Customer Base (in millions of subscribers)	35.6	47.9	65.3	81.6	94.0
Post-paid (kartuHALO)	1.7	1.9	1.9	2.0	2.1
Pre-paid (simPATI + Kartu As)	33.9	46.0	63.4	79.6	91.9
ARPU —blended (in thousands of Rupiah)	84	80	59	48	42
Post-paid (kartuHALO)	274	264	216	214	211
Pre-paid (simPATI + Kartu As)	74	72	53	43	38

OTHERS
Broadband Internet (Speedy):
Customer Base (in thousands)	93	241	645	1,145	1,649
Number of cities in service	28	88	375	378	431
Dial-up Internet (TELKOMNet Instant):
Average Accessed Subscribers (in thousands)	680	662	574	448	103
Subscriber minutes production (in billions)	3.7	3.7	2.8	1.5	0.4
Cable and Pay Television (TELKOM-Vision):
Customer Base (in thousands)	42	67.2	210.3	178.6	212.9

COMMON STOCK HIGHLIGHTS

TELKOM Share Prices and Trading Volume on the Indonesia Stock Exchange

TELKOM ADS Prices and Trading Volume on the New York Stock Exchange

REPORT TO SHAREHOLDERS

REPORT FROM THE PRESIDENT COMMISSIONER

On behalf of the Board of Commissioners, I would like to announce that the company achieved  satisfactory results during the year 2010.

In a challenging environment, we broadened our subscriber base, slowed the decline in our fixed line legacy business and accelerated the growth of our new wave businesses – three significant achievements that have enabled us to maintain our position of leadership in the industry. Our management’s execution of a strongly focused strategy enabled us to:

a.       Increase our consolidated revenue grew by 1.4% to Rp68,629.2 billion;

b.       Increase our cellular telephone revenues grew by 2.1% to Rp29,133.6 billion; and

c.        Increase our customer base by 14.6% to 120.5 million customers.

In recent years, growth in the fixed line legacy business has been constrained by emerging competition from mobile technologies, including wireless, cellular and broadband. The challenge for TELKOM has been to defend the legacy business against its declining market share. This called for reorientation and restructuring measures to improving business processes and increase efficiency to achieve our cost control targets. At the same time, we enhanced customer satisfaction and loyalty by delivering high network quality and reliability and introducing strategic offerings and innovative products and services for our business and retail customers.

We responded to the decline in the fixed line voice market by investing in technology and diversifying our business portfolio. In anticipation of the direction in which the industry was heading, we made the strategic decision to broaden our portfolio of services, undertaking a transformation to capture the significant growth opportunities in the information, media and edutainment businesses. In 2010, we successfully grew revenues from our broadband, enterprise and IT services. We fully expect these businesses to contribute a major share of our revenue within the next three years.

The largest contributor to our growth is Telkomsel, our cellular subsidiary. In 2010 Telkomsel increased its subscriber base to a total that now approaches 94.0 million customers. Although intense competition in the cellular market affected pricing and therefore profitability, Telkomsel managed to maintain its position ahead of its competitors. Telkomsel’s success in overcoming the challenges and addressing the market dynamics effectively required an accompanying restructuring of its organization, including an expansion of the Board of Directors, to hone its competitiveness and increase its revenue.

Transforming to meet the challenges of a highly dynamic industry continues to be our main focus. The successful transformations of our portfolio, infrastructure and organization will be followed by fostering a corporate culture that is more competitive and agile and capable of responding rapidly to changes in this dynamic and “hypercompetitive” strategic environment.

As Commissioners, much of our supervisory work is carried out in conjunction with three committees: the Audit Committee; the Nomination and Remuneration Committee; and the Planning and Risk Evaluation and Monitoring Committee. All three committees have played a crucial role this year in strengthening oversight and accountability.

We were proud and honored that in 2010 no less than three major institutions recognized TELKOM’s leadership in this field. In April, TELKOM was the highest ranked of the ten Indonesian companies in the Forbes Global 2000 list. TELKOM then topped the Best Managed Company, Best Corporate Governance, Best Investor Relations; and Best CSR categories at the Finance Asia Awards, and was voted ‘Best of the Best State-Owned Enterprises 2010’ by BUMN Track Magazine.

We concur with the Board of Directors’ assessment of the business outlook for TELKOM and fully support the strategic objectives they have set for the coming year. The planned corporate actions and innovative products and services that will be launched will allow us to allocate more resources to invest in growth areas. We are also confident that organizational restructuring by Telkomsel and our other subsidiaries will strengthen our presence in the telecommunications industry. Moreover, we see significant opportunities to grow our Code Division Multiple Access (“CDMA”) /fixed wireless business through a planned consolidation as well as a series of efficiency and productivity improvement programs that will enhance capacity and service quality. We believe that these actions, in addition to the enormous potential in our new wave businesses, will position us for accelerated growth over the long term.

I am proud of the hard work and perseverance of our people throughout the TELKOMGroup, as well as the support of our customers, partners and shareholders. Through excellent teamwork, we have managed to keep our company firmly on the track of sustainable growth. We operate in a dynamic, exciting business, in which the challenges are many but the opportunities even greater. I am confident that with disciplined management and our capacity to adapt and evolve, we will be ready to capture these opportunities and lead our industry in the coming year and beyond.

Jusman Syafii Djamal

President Commissioner

The Board Of Commissioners

Jusman Syafii Djamal

Jusman Syafii Djamal, 57, was appointed as President Commissioner of TELKOM on January 1,  2011. Prior to this he was one of the Aeronautical Design Technology Specialists appointed by President Bambang Yudhoyono on May 20, 2010 as a member of the National Innovation Committee. Prior to this he held a number of strategic posts, among them Minister of Communications in the first United Indonesia Cabinet (May 2007-October 2009), a Member of the National Team for the Evaluation of Transportation Safety and Security (2007), President Director of the Nusantara Aircraft Industry (IPTN) (2000-2002), Director of Helicopters, Weapons and Satellite Systems at IPTN, and Chief Project Engineer for the Design and Development of the N250 Aircraft (1989-1995); He has more than 20 years of experience as a professional aerodynamics engineer at IPTN. On August 17, 1995, the golden anniversary of the Republic of Indonesia, he was awarded the Bintang Jasa Nararya RI Medal of Honor, and since August 15, 2008 has been the holder of an intellectual property right  in the form of patent No ID 0 021 669 for Electronic Flight Control Systems. Other important positions he has held include Chairman of the Matsuhita Gobel Foundation, Independent Commissioner of PT Jasa Angkasa Semesta Tbk, Chairman of the Advisory Council of the national  Road Transport Operators  Organization, Deputy Chair of the Council of Experts of the Indonesian Engineers’ Association and as Business Technology Advisor to BPPT’s  technology incubator unit. He graduated with a degree in Aeronautical Engineering from the Bandung Institute of Technology (ITB) in 1983.

Rudiantara

Rudiantara, 52, became an Independent Commissioner of TELKOM on January 1, 2011. He has served in numerous significant position, among other as a Director and Commissioner in a number of cellular telecommunications companies, such as Indosat, TELKOMSEL and XL, including Deputy President Director of PT PLN Persero, Deputy President Director of the PT Semen Gresik Persero, and serve as CEO Bukitasam Transpacific Railways and Rajawali Asia Resources. He earned a degree in Statistica from the Faculty of Mathematics and Natural Sciences, Padjadjaran University, and an MBA from IPPM, Indonesian University.

Johnny Swandi Sjam

Johnny Swandi Sjam, 51, was appointed as one of TELKOM’s Independent Commissioners on January 1, 2011. He held a number of important positions in Indosat’s subsidiaries, such as Satelindo, Sisindosat and Intikom, between 1997 and 2002, before serving as President Director of Satelindo (2002-2003), a Director of Indosat (2005-2007), President Director of Indosat (2007-2009), and as a Commissioner of PT INTI (2010-March 1, 2011). He presently chairs the Standing Committee for Telecommunications Infrastructure & Services of the Indonesian Chamber of Commerce. His educational achievements include a Diploma III in Computer Engineering from the Bandung Institute of Technology (ITB), a Diploma IV in Industrial Management from the Ministry of Trade’s Industrial Management Academy, a degree in Information Management from Gunadarma University and a postgraduate degree in Business Administration & Policy from the University of Indonesia.

Mahmuddin Yasin

Mahmuddin Yasin, 57, became a Commissioner of TELKOM on June 29, 2007. He is also the Deputy for Restructuring and Privatization at the State Ministry of State-Owned Enterprises, having previously served as Director of Privatization of State-Owned Enterprises (“SOEs”) until September 2010 and served as Deputy Chairman of the Indonesian Bank Restructuring Agency (“IBRA”). He has also been President Commissioner of PT Socfin Indonesia, President Commissioner of PT Pupuk Sriwijaya and served as a Commissioner of PT Indo Farma Tbk. He also chaired the oversight Board of the Dharmais Cancer Hospital from 2001 to 2003. He graduated from Krisnadwipayana University, Jakarta, with a degree in Economics and earned his Master of Business Administration from Washington University, St. Louis, USA.

Bobby A.A. Nazief

Bobby A.A. Nazief, 51, has been one of TELKOM’s Commissioners since September 19, 2008. He is currently Senior IT Advisor to the Minister of Finance of Indonesia and a Computer Science Faculty member at the University of Indonesia, having previously served as Senior IT Advisor to the Chairman of Indonesia’s Supreme Audit Board and as Director of the Computer Science Center at the University of Indonesia. He earned his PhD in Computer Science from the University of Illinois at Urbana-Champaign, USA.

REPORT FROM THE PRESIDENT DIRECTOR

In 2010, we executed our strategy as planned, delivering solid growth and exceeding our expectations in some strategic sectors. We kept our cost base under control. Most importantly, with the ongoing transformation of TELKOM, we have continued to strengthen the foundation for the future growth of our business as the paradigm shifts from ‘plain old telephone services’ to the Telecommunications, Information, Media and Edutainment (TIME).

Our results in general were satisfactory, with consolidated operating revenue up to 1.4% against the previous year. The telecommunications business is still the dominant revenue source but the contribution of the other IME (Information, Media, Edutainment) businesses is growing strong.

We also saw strong growth in TELKOMSpeedy, our broadband service, with a 38.0% increase in revenues and a 44.0% in the number of subscribers, thanks to our prudent investment in high speed infrastructure, backed by an aggressive marketing campaign. Speedy’s new tagline, ‘Lead Your Life’, reflects the positioning of broadband as not merely a platform for accessing and sharing data, but as a complete lifestyle, enabling customers to interact with a vast community of users via PCs, laptops, netbooks, smartphones and other devices whenever and wherever they need to.

Our fixed wireline business recorded a positive performance as shown by the slowing the rate of decline in 2010 to single digit. After facing a significant decrease from cellular service substitution, steady growth in Flexi, our fixed wireless product, brought the total subscriber base to approximately 18.2 million, a net increase of 20.0%. Although ARPU declined 30.2% compared to the previous year, Flexi has upheld its position as the dominant player in this market with a market share of some 56.5%. This is a crowded market, there are currently six fixed wireless license holders in the country – and the potential for further growth is moderate unless we can secure a broader bandwidth spectrum that would enable us to offer a higher quality product, including more data services. For this reason we have been exploring the possibility of a merger with our main competitor, in the coming year.

Our data, internet and IT services also performed well, contributing 28.9% to total revenues in 2010. Only growth in Telkomsel, our cellular subsidiary, was somewhat below expectation as we opted to prioritize improvements in the system. Nevertheless, on all other parameters Telkomsel remained ahead of the competition. Telkomsel leveraged its continuous product innovation, strong brand positioning and an improved network into a 15.1% growth in customers on the strength of its key competitive advantage – the ability to deliver superior end-to-end service.

Over the year we continued to pursue efficiencies in our cost structure. Our biggest costs are in the fixed line sector. As revenue from this sector has declined, we have sought to reduce employee expenses accordingly, principally through the successful implementation of a voluntary retirement program in prior years, which yielded a reduction of 11.9% in personnel expenses in 2010. In the coming year we will initiate a similar program in the cellular sector.

We have also sought to be more creative in optimizing costs elsewhere in our operation, and in August 2010, we set up a task force to lead the process. Significant efficiencies have already been achieved, for example though a reorganization of the space in our premises in Jakarta and Bandung, and further results are expected in 2011.

Market Conditions In 2010

Indonesia escaped the worst of the recession that has dominated the global economy for the last couple of years, and in 2010 managed to post relatively strong growth of around six percent. Despite this, the regulatory and competitive pressures that have kept charges down in recent years contributed to a decline in ARPU. Usage, however, continues to increase and we expect to see ARPU strengthen and stabilize over the years ahead.

There was little change in the regulatory environment in 2010, but we have continued to work with the regulators with the aim of ensuring a fair playing field and healthy competition that will be in the best interests of operators and customers alike.

With regard to competition, the most intense pressures we face are in the cellular sector, particularly from our two largest competitors. In 2010, despite a strong competitive challenge, our cellular business still managed to increase market share. Nevertheless we are determined to make a renewed effort in this sector in this coming year to enhance our performance and ensure that our growth targets are achieved.

Investing In Growth

TELKOM’s strong financial position has enabled us to continue to pursue our program of strategic investment to enhance both the capacity and quality of our core network capability and infrastructure.

The JaKaLaDeMa project was completed in 2010. This submarine cable links the islands of Java, Kalimantan, Sulawesi, Bali (Denpasar) and Lombok (Mataram) to high speed bandwidth for voice, video and data services. Work also continued on the installation of a fiber optic cable extending from Mataram to Kupang in East Nusa Tenggara, which is part of the Palapa Ring project. The Mataram-Kupang cable, which we expect to deploy in the second quarter of 2011, will also cater to the ever-increasing demand for greater bandwidth by supporting a reliable, high capacity network capable of carrying a variety of services. Totaling 2,500 km with a total investment value of US$117.2 million, these two cables provide a powerful backbone for the rapidly growing volume of internet traffic and are part of TELKOM’s commitment to extend next generation network capability to Eastern Indonesia.

Another major investment project underway is the TELKOM-3 communications satellite. With the tender completed in 2010, the satellite is now being built in Russia at a cost of approximately US$178.9 million. With deployment expected by early 2012, the TELKOM-3 satellite will significantly enhance our broadcast capacity as well as providing valuable support for enterprises and national defense systems.

In keeping with our positioning as a provider of information, media and edutainment services as well as telecommunications, we have continued to leverage the value of our infrastructure by developing and selling solutions and applications through our growing portfolio of new wave businesses.

The launch of Plasa.com in March 2010 marked our first foray into e-commerce by the end of 2010 it had already emerged as one of top two online shopping sites in Indonesia. Another promising initiative is our joint venture, through our subsidiary Metra, with South Korea Telcom, PT Melon Indonesia. Short for Melody Online, Melon was launched in November 2010 as Indonesia’s largest online digital music sales portal. With over a million local and international songs already available, it is the first of its kind in Indonesia to operate on this scale.

Evolving telecommunications technologies are opening up new ways of doing business and reaching ever wider markets, for multinational corporations and microenterprises alike. In turn, the business world’s demand for faster, more powerful and more reliable means of communicating and managing information is driving technological innovation. Through a program of non-organic growth, both domestic and internationally when appropriate opportunities arise, TELKOM is growing its presence in the IT services and multimedia markets, delivering support for businesses as both service provider and content developer. Our portfolio now includes AdMedika, which links insurance companies, health service providers and health insurance customers in electronic health care networks A 75% stake in. AdMedika was acquired by Metra in February, 2010. Through our subsidiary Telkom Indonesia International (TII), we also increased our stake in Scicom, a Malaysia-based company specializing in business process outsourcing, to 30%, making TII the majority shareholder. We see enormous potential for the creation of synergies between Scicom and our other corporate services businesses, particularly Infomedia, which is forging ahead in the call center market. Our decision to place two TELKOM officers on Scicom’s Board reflects the importance of this business segment to the long-term growth of TELKOM. In August, 2010 Metra made another strategic move by acquiring the remaining 20% stake in PT Sigma Cipta Caraka, having purchased 80.0% of the shares in 2008. Sigma is a leading IT player in Indonesia, focusing on financial and banking services.

The Transformation Continues

The dominant trend for service and customer lifestyle in the telecommunications industry today is convergence - across networks, services, devices and the industry itself. The impact on the traditional fixed line telecommunications business is clear: it no longer holds such an important position in the value chain, and it is declining, globally, year by year. At the same time, the explosive growth in the cellular market over the last decade is finally approaching a plateau, with teledensity at over 200 million mobile phone users in Indonesia out of a total population of some 230 million. Therefore, TELKOM made the decision, some four years ago, to defend its legacy telecommunications business, while at the same time diversifying our revenue sources to sustain TELKOM’s competitive position. To do this we embarked upon a transformation of the company that would establish a footprint in the emerging yet closely related information, media and edutainment sectors in pursuit of long-term, sustainable growth.

This fundamental transformation has encompassed our portfolio, our infrastructure and systems, our organization and our culture.

As of the end of 2010, our portfolio transformation was in place. Our information, media and edutainment segments are clearly defined and well established elements of the organization. Although the cellular business still contributes approximately 35-40% of our consolidated revenue at present, we expect the new wave businesses to account for this figure by 2015 while the cellular contribution decreases proportionally. (Please see “Risk Factors – Forward Looking Statements may not be accurate”).

The transformation of our infrastructure has been guided by the INSYNC2014 master plan. This has involved implementing all IP-based next generation networks; shifting to leaner operations with a strong focus on managing the customer experience and developing multiplay and convergent services, with broadband as the key driver. Our ultimate target is to deliver full broadband access to all homes and enterprises.

Our organizational transformation is also complete, with the creation of an independent division for Flexi, the centralization of the Access Division at the beginning of year and the streamlining of the seven Regional Divisions into just two divisions, which was accomplished by April 2010. The clearer greater accountability and clearly defined responsibilities made possible by this more flexible, dynamic organization was an important factor in the improved performance of our legacy business.

In 2009 we rebranded the company as our way of announcing to the public how we have transformed. In 2010 we followed up by taking steps to align our corporate culture to the new dynamic of the company and strengthen the group commitment to our future. The new ‘5C’ culture is being launched through an initiative we call T Lab – a small, focused group of employees from all divisions who collaborate on innovative solutions to cross-cutting issues, with the ultimate aim of adding value and improving quality. In the first instance they have been bringing their collective creative strength to Speedy broadband, identify ways to enhance service and improve the subscriber base.

T Lab is an example, albeit on a micro scale, of the growing synergy across the TELKOMGroup. This has been demonstrated in particular in our approach to developing our network and in the increasing integration of our product marketing. Perhaps most significant is the synergy in our human resources, as we are seeing a steadily increasing and mutually enriching flow of employees between TELKOM and our subsidiaries, and between subsidiaries as well. We have also witnessed a growing exchange of ideas and building of trust since the launch of our executive development program, which brings together our most promising talent from right across the group.

Good Corporate Governance

In line with our mission of being a model of management excellence for Indonesian corporations, we have continued to raise the bar in our corporate governance practices. TELKOM has spearheaded the use of information technology in this country to enhance good corporate governance, and all internal control systems, procurement, the whistleblower function and many other operations and transactions are now IT-based. We have continued to focus on broadening and deepening our understanding of our risk exposure and devising effective measures to manage it. We are also working proactively to identify, measure and mitigate the impact of our activities on the environment and on society.

Our commitment to transparency and good governance has been recognized by the investor community. TELKOM’s 2009 Annual Report was ranked second in Bapepam’s Annual Report Awards, up from third position in previous years. We also earned the title of ‘Most Trusted Company’ from the Indonesian Institute of Corporate Governance, as well as a number of other awards that reflect our efforts to maintain the highest standards of business integrity.

This is an appropriate point at which to pay tribute to our Independent Commissioner, Mr Arif Arryman, who passed away in September 2010. He made a very significant contribution to strengthening corporate governance and supervision within TELKOM, and his passing is a great loss to the Company.

Our Responsibility to Society

In 2011 Indonesia will host the South East Asian Games. We are proud that not only will TELKOM be providing support for this important regional event, but that we have also been appointed by the Government to guide the national cycling and football teams to maximize their medal potential at the Games. This is a logical follow up to TELKOM’s long-time involvement with a variety of national sports, and cycling in particular, notably our sponsorship of the annual Speedy Tour d’Indonesia. We are keen to strengthen our links to such events because we believe that, apart from boosting national prestige, they also have the more important function of promoting sports throughout the country and thereby contributing to a healthier Indonesia.

This, in turn, complements the principal theme of our Corporate Social Responsibility, which is ‘Developing a Smarter Indonesia’. Under this theme, we have continued to bring the benefits of communications and information technology to communities across the country, in the belief that a smarter nation will bring benefits and the chance of greater prosperity for us all.

Sadly, the country experienced a number of natural disasters during the year, many of which wrought widespread devastation. Although our first priority in such instances is to ensure that the telecommunications infrastructure is in place to support immediate rescue and relief efforts, we also contributed substantially to the humanitarian response and have pledged to expand this support in the coming years.

Looking Ahead

We are upbeat about the outlook for the coming year, for four key reasons. Firstly, the transformation of TELKOM is already well on the way to completion; the structures are in place for us to take full advantage of the opportunities that will emerge as our industry moves towards greater convergence. Secondly, a number of the joint operation schemes in which we are involved will terminate, which will free up resources for the further expansion of our business. Thirdly, the trends for the new wave businesses are very promising. For example, there is substantial scope for expansion in broadband, while TELKOMVision, our pay TV business, is also gaining ground. IP-TV is ready to be rolled out in few months ahead. And at the same time we are seeing a rapidly expanding market in companies that are increasingly relying on information technology to make their operations more cost-efficient and secure while providing optimal service to their customers. Through our subsidiaries, we are already providing communication and data solutions to the rapidly expanding financial services and healthcare markets, and we are seeing a growing interest in cloud computing solutions, in particular from SMEs and regional enterprises – an encouraging sign that we believe will help to boost Indonesia’s burgeoning regional economies. Finally, we expect our cellular business to fully rebound from the slightly disappointing performance of 2010.

In summary, we are now in a position to realize the benefits of our transformation. We are confident in our capacity for sustained growth and our ability to adapt to the changing landscape in our industry. We now look forward to focusing fully on taking Indonesia forward into this new world of telecommunications, information, media and edutainment. At the same time we are determined to serve as a model of accountability, excellent management and flexibility, not only for state-owned enterprises but for all forward-looking and dynamic organizations in Indonesia.

On behalf of the Board of Directors, I would like to thank the Board of Commissioners for their valuable guidance and express my deep appreciation to all our stakeholders for their trust and support as we have sought to realign the company with the challenges of the future.

Rinaldi Firmansyah

President Director/CEO

The Board Of Directors

Rinaldi Firmansyah

Rinaldi Firmansyah, 51, has served as TELKOM’s President Director since February 28, 2007. He began his career at TELKOM as Director of Finance from 2004 to 2007. His previous positions include President Director of PT Bahana Securities (2001-2003), Vice President Commissioner of PT Bahana Securities (2003-2004), and Commissioner of PT Semen Padang and Chairman of its Audit Committee (2003). He holds a Bachelor’s degree in Electrical Engineering from ITB, and a Master’s in Business Administration from the Indonesian Institute of Management Development, Jakarta. He is also a Chartered Financial Analyst.

Sudiro Asno

Sudiro Asno, 54, became TELKOM’s Director of Finance on February 28, 2007. He began his career at TELKOM in 1985 after earning his Bachelor of Economics, majoring in Accountancy, from Padjajaran University, Bandung. He held several important positions in TELKOM’s Directorate of Finance before becoming Senior General Manager of the Finance Center.

Ermady Dahlan

Ermady Dahlan, 58, has served as TELKOM’s Director of Network and Solutions since March 1, 2008, having previously served as Consumer Director since February 28, 2007. Since joining TELKOM in 1973, he has served in many positions, including Executive General Manager of Regional Division II (Jakarta). He holds a degree in Telecommunications from the National Telecommunications Academy, Bandung.

I Nyoman G Wiryanata

I Nyoman G Wiryanata, 52, became TELKOM’s Consumer Director on March 1, 2008, having previously served as Director of Network and Solutions since February 28, 2007. Since joining TELKOM in 1983, he has held a number of key positions, including Executive General Manager of Regional Division I (Sumatra). He holds a bachelor’s degree in Electrical Engineering from the Surabaya Institute of Technology and a Master’s in Business Administration from the Prasetya Mulya Institute of Management.

Faisyal Syam

Faisyal Syam, 55, has served as TELKOM’s Director of Human Capital and General Affairs since February 28, 2007. Since joining TELKOM in 1983, he has held a number of key positions, including Senior General Manager of the Human Resource Center. He holds a bachelor’s degree in Mathematics from the University of North Sumatra and a Master’s in Management from the Bandung School of Management (“STMB”).

Prasetio

Prasetio, 51, has served as Director, Compliance and Risk Management since February 28, 2007 and joined TELKOM as Executive Vice President, Risk Management, Legal and Compliance, in 2006. He began his career at Bank Niaga Tbk in 1984, becoming Vice President-Credit Policy and Administration Group Head in 1999. He then served as Senior Vice President/Chief Credit Officer of IBRA from 1999 to 2001 and served as Vice President Commissioner of Bank Prima Ekspress in the same period. From 2002 to 2004, he worked for Bank Danamon Indonesia Tbk, where his last position was Commercial and SME Banking Director. In 2004, he served as an advisor to the President Director of PT Bank BNI Tbk. He was then appointed Chief Financial Officer of PT Merpati Nusantara Airlines in 2005. He holds a Bachelor of Economics degree, majoring in Accountancy, from Airlangga University, as well as a Master’s degree in Business Law from Gadjah Mada University. He has also taken executive courses at various universities, including the State University of New York at Buffalo, the Asian Institute of Management in Manila, Philippines, Kellogg University in Chicago, Illinois and the Wharton School of Management, University of Pennsylvania in the United States.

Arief Yahya

Arief Yahya, 50, has served as TELKOM’s Director of Enterprise and Wholesale since June 24, 2005. He joined TELKOM in 1986 and has held several key positions, including Head of Regional Division V (East Java) and Head of Regional Division VI (Kalimantan). He graduated with a bachelor’s degree in Electrical Engineering from ITB and a Master’s in Telecommunications Engineering from the University of Surrey in the United Kingdom.

Indra Utoyo

Indra Utoyo, 49, was appointed as TELKOM’s Director of IT, Solution and Supply on February 28, 2007. He joined TELKOM in 1986 and has held several key positions, including Senior General Manager of the Information System Center. He holds a bachelor’s degree in Telecommunications Electrical Engineering from ITB and a Master’s in Communications and Signal Processing from the Imperial College of Science, Technology and Medicine, University of London in the United Kingdom.

TELKOM PROFILE

TELKOM IN BRIEF

PT Telekomunikasi Indonesia, Tbk. is a State Owned Enterprise (“SOE”) and the largest telecommunication and network services provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries.

The Government is TELKOM’s majority shareholder and the remaining shares are owned by the public. Our shares are traded on the Indonesia Stock Exchange (“IDX”), the New York Stock Exchange (“NYSE”), the London Stock Exchange (“LSE”) and the Tokyo Stock Exchange (without listing).

In response to the mounting challenges in the domestic and global telecommunications industry, we have undertaken a fundamental and comprehensive transformation of our entire business, including our portfolio, infrastructure and systems, organization and human resources, and our culture. This transformation is part of our initiative to reduce our dependence on our legacy telecommunications portfolio of fixed line telephony, mobile telephony and multimedia, and encompass a broader portfolio of TIME. With our commitment to ongoing innovation, we are now positioned as a strongly competitive new wave company.

We firmly believe that our commitment to unlimited mobility and connectivity will boost confidence among both retail and corporate customers in the quality, speed and reliability of the services and products we offer. The proof lies in our growing number of subscribers, which reached 120.5 million by December 31, 2010, representing a growth of 14.6%. Of this total, 8.3 million are fixed wireline customers, 18.2 million are fixed wireless customers and 94.0 million are cellular customers.

VISION, MISSION AND OBJECTIVES

Vision

To become a leading Telecommunication, Information, Media and Edutainment (TIME) player in the region.

Mission

-      To provide TIME services with excellent quality and competitive price.

-      To be the role model as the best-managed Indonesian corporation.

Objectives

Create superior position by strengthening legacy and growing new wave businesses to achieve 60% of the industry revenue in 2015.

Strategic Initiatives

1.       Optimizing fixed wireline (“FWL”) legacy.

2.       Consolidate and grow our fixed wireless access (“FWA”) business and manage wireless portfolio.

3.       Invest in broadband.

4.       Integrate SME, enterprise solutions and invest in wholesale.

5.       Invest in IT services including e-Payment.

6.       Invest in media and edutainment business.

7.       Invest in strategic international opportunities.

8.       Integrate Next Generation Networks (“NGN”) and OBCE

9.       Align business structure and portfolio management.

10.    Transforming culture.

ORGANIZATIONAL STRUCTURE

In line with our vision, mission and strategic initiatives, and as part of our transformation into a TIME provider, we reorganized a number of our units, particularly our fixed line business.

These organizational changes focused on the following management issues:

–      Modifying customer management arrangements by:

1.       Developing customer segment management by establishing the Business Service Division to respond to developments in the SME market segment.

2.       Making customer segment management more focused by establishing the Consumer Service Division, which focuses on enhancing growth in business from fixed wireline customers by capturing opportunities in the convergence of the broadband business and other new services based on high bandwidth access. This Consumer Service Division has evolved out of the Regional Divisions.

–      Modifying service management arrangements by:

1.       Forming a service/product supply unit  by transforming the Multimedia Division from a business unit focusing on managing TELKOM’s new business to an organizational unit that performs service integrator, content aggregator and platform management functions.

2.       Integrating the service planning and strategy and tariff management functions into the IT strategy management unit, by transferring service planning and tariff management from the Network and  Solution Directorate to the IT and  Supply Directorate, which is now known as the IT, Solution and  Supply Directorate.

–      Modifying infrastructure management arrangements by fully implementing the transfer of network access management from the Regional Divisions to the Network Access Division  (the Regional Divisions have already been replaced by the Consumer Service Division and the Network Access Division).

–      Alignment of the support functions related to organizational change in the Regional Divisions and the formation of other organizational units, including (implemented in 2010) changes in the organization of the Finance Directorate and Financial Center. These changes represent the organizational alignment of financial management activities with changes in the business units they support. The Finance Center has now become the Finance, Billing and Collection Center.

TELKOM’s Organizational Structure Chart

SUBSIDIARIES

We have continued to grow the synergies within the TELKOMGroup in anticipation of the challenges emerging in Indonesia in the increasingly dynamic telecommunications industry at domestic, regional and global levels.

The expansion of our business as we seek to achieve our corporate vision is supported by our subsidiaries and other associated companies which operate in a range of related businesses, as follows:

Direct Ownership (more than 50%)

Company (*)	Date of Establishment/Acquisition	Business Segment	Ownership Percentage (%)
PT Telekomunikasi Selular (“Telkomsel”)	May 26, 1995	Mobile cellular telephone (GSM) services	TELKOM (65%)
PT Multimedia Nusantara (“Metra”)	May 9, 2003	Multimedia, Pay-TV, information system services	TELKOM (100%)
PT Telekomunikasi Indonesia International (“TII”)	July 31, 2003	Fixed line phone services ( KSO-III West Java and Banten), international telecommunications	TELKOM (100%)
PT Pramindo Ikat Nusantara (“PIN”)	August 15, 2002	Telecommunications services and development	TELKOM (100%)
PT Infomedia Nusantara (“Infomedia”)	September 22, 1999	Telephone directory and information services, Call Center	TELKOM (100%)
PT Dayamitra Telekomunikasi (“Mitratel”)	May 17, 2001	Fixed line phone services (KSO-VI Kalimantan), supply of telecommunications towers	TELKOM (100%)
PT Indonusa Telemedia (“Indonusa”)	May 7, 1997	Multimedia (Pay-TV, internet)	TELKOM (100%)
PT Graha Sarana Duta (“GSD”)	April 25, 2001	Property, contracting, building management and development	TELKOM (99.99%)
PT Napsindo Primatel Internasional (“Napsindo”)	December 29, 1998	Network access point	TELKOM (60%)

*) each Company is consolidated

Direct Ownership (between  20% and 50%)

Company	Date of Establishment/Acquisition	Business Segment	Ownership Percentage (%)
PT Patra Telekomunikasi Indonesia (“Patrakom”)	September 28, 1995	VSAT services	TELKOM (40%)
PT Citra Sari Makmur (“CSM”)	February 14, 1986	VSAT and consulting services	TELKOM (25%)
PT Pasifik Satelit Nusantara (“PSN”)	July 2, 1991	Satellite transponder and satellite-based cellular communications	TELKOM (22.38%)

Direct Ownership (less than 20%)

Company	Date of Establishment/Acquisition	Business Segment	Ownership Percentage (%)
PT Batam Bintan Telekomunikasi (“BBT”)	June 15, 1996	Fixed line phone services (Batam and Bintan islands)	TELKOM (5%)
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	December 24, 1993	Construction and maintenance of telecommunications facilities	TELKOM (2.11%)

Indirect Ownership

Company	Date of Establishment/Acquisition	Business Segment	Ownership Percentage (%)
PT Metranet (“Metra-Net”)	April 17, 2009	Multimedia portal services	Metra (100%)
PT Sigma Cipta Caraka (“Sigma”)	May 1, 1987	IT and Solutions provider	Metra (100%)
PT Telekomunikasi Indonesia International Pte Ltd (“TII Pte ltd”)	December 6, 2007	Telecommunications	TII (100%)
PT Administrasi Medika (“AdMedika”)	February 25, 2010	Health insurance administration services	Metra (75%)
PT Balebat Dedikasi Prima (“Balebat”)	October 1, 2003	Printing	Infomedia (65%)
Telekomunikasi Selular Finance Limited (“TSFL”)	April 22, 2002	Finance	Telkomsel (65%)
PT Finnet Indonesia (“Finnet”)	October 31, 2005	Banking and e-payment data communications infrastructure	Metra (60%)
PT Melon Indonesia (“Melon”)	August 16, 2010	Value added telephony services and other multimedia services	Metra (51%)
Scicom Bhd (”Scicom”)	December 31, 2007	Contact center service provider	TII (29.71%)

TELKOM’s Subsidiaries Chart

GOVERNMENT
52.47%
PUBLIC
47.53%
Telkom Indonesia
DIRECT OWNERSHIP MORE THAN 50%
TELKOMSEL
65%
metra
100%
Telin
100%
pins
100%
infomedia
100%
MITRATEL
100%
TelkomVision
100%
graha sarana duta
99.9%
NAPSINDO
60%
DIRECT OWNERSHIP BETWEEN 20-50%
PATRAKOM
40%
CSM
25%
PSN
22.38%
DIRECT OWNERSHIP LESS THAN 20%
BBT
5%
BANGTELINDO
2.11%
INDIRECT OWNERSHIP
TSFL
65%
TII Pte Ltd
100%
SCICOM
29.71%
BALEBAT
65%
MOJOPIA
100%
SIGMA
100%
ADMEDIKA
75%
FINNET
60%
MELON
51%

MAP OF REGIONAL OPERATIONS

One of the strategic initiatives in our Strategic Roadmap is optimizing the FWL Legacy. Pursuant to this initiative, we restructured the management of our fixed wireline retail segment, which is characterized by location, address and home-based customers. We thus formed a new business unit under the Consumer Directorate, the Consumer Service Division, to focus specifically on managing this segment, particularly home-based consumers.

For operational purposes, the Consumer Service Division is divided into two large regions:

1.       The Western Consumer Service Division covers Sumatra, DKI Jakarta, West Java and Banten. It is headed by an Executive General Manager and has its head office in Jakarta.

2.       The Eastern Consumer Service Division covers Central Java, East Java, Kalimantan and Eastern Indonesia. It is headed by an Executive General Manager and has its head office in Surabaya.

TELKOM’s Regional Operations Map

PRODUCTS AND SERVICES

We have transformed our business to defend our leadership position in the domestic telecommunications market. Our business has expanded to accommodate the constantly evolving needs of all our customer segments, which range from retail and corporate customers to other licensed operators. At the same time, these dynamic demand trends present us with significant opportunities. As an integrated telecommunications operator, our business development has been strategically based on our core competencies in fixed wireline, fixed wireless, cellular, data and internet, and network and interconnections, with a paradigm shift towards TIME as the future of the telecommunications business in Indonesia.

Our strength as a total solutions provider is demonstrated in the synergies that are generated from our combined potential, enabling us to capture a strong position in the intensely competitive the telecommunications market. Synergies are also generated within the TELKOMGroup, particularly on various promotional and marketing efforts.

Our business portfolio is currently organized as follows: fixed wireline, fixed wireless, cellular, data and internet and network and interconnections. To fulfill the Information Communication Technology (“ICT”) needs of enterprise and SME customers, we provide customized solutions under the TELKOM Solution Business Partner (“TSBP”) brand.

Fixed Wireline

TELKOMLokal is a service for calls between subscribers within a range of less than 30 km or within the same local boundary, such as area 021 for greater Jakarta or area 031 for Surabaya. The charge for local phone calls is Rp250 per pulse (six seconds).

TELKOMSLJJ commonly referred to as SLJJ (Sambungan Langsung Jarak Jauh, or Long Distance Direct Dialing), is a service for long-distance calls between a caller and a receiver using different area codes within Indonesia. The charges are dependent on the distance, time and date of the call.

TELKOMSLI-007 is an international direct dial service using access code 007. The service also provides operator-assisted calls through access code 107. When initially launched in June 2004, this service was known as TELKOM International Call (“TIC”) 007. We changed the name to TELKOMSLI-007 in May 2006.

TELKOMSpeedy is a broadband internet service that provides high speed access of up to 3 Mbps (downstream) using Asymmetric Digital Subscriber Line (“ADSL”) technology. Speedy offers data, multimedia and telephone/fax services simultaneously over existing telephone wireline.

Fixed Wireless Access

TELKOMFlexi is a voice and data telecommunications service based on wireless CDMA (Code Division Multiple Access) 2000-IX technology. This is a limited mobility service, meaning that customers can only use it within a particular area code. Charges are based on residential telephone charges (PSTN TELKOM). TELKOMFlexi offers three main services: voice, SMS and low speed data, as well as value added services such as Ring Back Tones (RBT).

TELKOMFlexi’s advantages include clear voice quality, low radiation and a choice of various mobile or fixed terminals. Mobile set users have the option of using either a postpaid (FLEXIClassy) or a prepaid (FLEXITrendy) service, while Fixed Wireless Terminal (FWT) users can access FLEXIHome, a Non Sim Card-based system. One of TELKOMFlexi’s most competitive products is FLEXICombo, which enables customers to have two or three Flexi numbers in one card, thus providing inter-city mobility. FLEXICombo, a service derived from FLEXIClassy and FLEXITrendy, was designed for subscribers who frequently use roaming services.

In 2010 we offered various innovative products and services such as FlexiChatting, FlexiNet Unlimited, Flexi Irit Mingguan, Flexi Irit Mingguan Xtra and Flexi ngROOMpi.

Cellular

Our subsidiary Telkomsel provides GSM and 3G-based cellular telecommunications services. Telkomsel offers its kartuHALO  postpaid and simPATI and Kartu As prepaid services. Telkomsel offers various value added services such as SMS, WAP, GPRS, MMS, Wi-Fi, international roaming, mobile banking, CSD and EDGE.

kartuHALO was first introduced in 1995 and is the most widely used postpaid service in Indonesia, with a 45.2% share of the postpaid market and 2.1 million subscribers as of December 31, 2010. kartuHALO  is the country’s most popular postpaid service that provides differentiated solutions for customers across a broad spectrum of interests.

simPATI is Indonesia’s most comprehensive rechargeable prepaid service that also offers the best off-peak rates.

Kartu AS is the country’s leading ‘entry-model’ product and the first prepaid brand that offers per second charging. It dedicated to the more cost-conscious market segment, offering an array of innovative and cost effective services.

Data and Internet

TELKOMGlobal-01017 is a premium international VoIP service for calls over the internet to more than 232 country code destinations by dialing access code 01017. The charge for this service is 25% of the effective rate of IDD charges to all countries and is not based on time bands (i.e. a flat tariff). This service uses a one stage dialing method and does not require any additional equipment to access it.

TELKOMSave is a long-distance and international VoIP service which is similar to TELKOMGlobal- 01017, but uses a two-stage dialing method. To make international or long-distance calls, users must first dial an access number, then enter a PIN number, before dialing the desired phone number. TELKOMSave’s tariffs are 24% of the effective rate of IDD tariffs. Both postpaid and prepaid customers can make use of this service.

TELKOMNet Instan is a dial-up internet access service that can be accessed without having to subscribe, and is designed for maximum accessibility and ease of use. Customers can access this service by configuring the internet connection on their computer and then entering the dial number, 0809 8 9999. To log in, users simply enter the following user name: telkomnet@instan and password: telkom. Charges are based on duration of usage and appear on the user’s phone bill.

plasa.com (www.plasa.com) is a web portal that supports information services and Indonesian-language internet communities with a specific emphasis on the national education community. Among the portal services available are free email service, online web forums, online classified ads services, online blogging for netters, electronic card services, online webchat services and IRC-like webchat, online messaging services, RSS news clips and the Komunitas Sekolah Indonesia, or “KSI” (Indonesian School Community).

i-VAS Card. We introduced the i-VAS (Internet Value Added Service) Card to support internet users. This is a prepaid micropayment instrument that can be used to access various internet content and services. The i-VAS card aims to provide a secure online payment system to facilitate payments with a relatively small nominal value for which credit cards may not be suitable.

Network and Interconnection

TELKOMIntercarrier is an interconnection service for Other Licensed Operators (OLO). TELKOMIntercarrier provides domestic and international interconnection services, satellite services, leased line services, infrastructure and facility sharing, data services and network access services.

TELKOM Solution Business Partner (“TSBP”).

We provide customized solutions to our Enterprise and SME customers. TSBP services cover all our products and services and those of the TELKOMGroup and our supporting partners. TSBP offers connectivity services that are frequently used by Enterprise and SME customers, consisting of  network (XPDR, IDR,VSAT, Leased Line), DATAKOM (VPN IP, VPN Frame Relay, Dinaccess, Infonet, Metro Ethernet, ADSL Link, ISDN), and internet access services (IP Transit, Astinet, Speedy). To complement these connectivity services, we also provide various ancillary solutions in collaboration with our subsidiaries and strategic partners such as:

-      Application solutions appropriate to our customers business, such as SATU (Sarana Transaksi Keuangan, or Financial Transactions Facility), which is a core banking systems that can be used by Community Credit Banks (BPR) as part of their service to customers, Pawn applications, Enterprise Resource Planning (ERP) applications and the SIAP Online (Education Administration Information System)  application. These applications are provided by our subsidiaries (Sigma, Finnet, Metra, AdMedika) and other strategic partners.

-      Customer Premises Equipment (CPE)  (router, switch, hub, PABX, video conference terminal, IP phone terminal, video surveillance, automatic meter reading, tracking device). Ancillary services (consulting, project management and training).

Others

TELKOMVision is the pay TV service operated by one of our subsidiaries, PT Indonusa Telemedia. Services include cable TV, fast internet access and satellite TV. The cable TV service utilizes Hybrid Fiber Coaxial (“HFC”), a technology that comprises two means of physical access, fiber optic and coaxial cable. Premium TV channels such as HBO, Cinemax and Star Movies are provided within a single package without charging additional fees.

TELKOMVision subscribers can also make use of an unlimited high speed (30 Mbps downstream and 512 Kbps upstream) broadband internet service without any additional phone charges. Using a Data Over Cable Service Interface Specification (“DOCSIS”) 1.0 cable modem, subscribers are connected to TELKOMNet network services through our Multimedia Division.

In addition to the cable network, TELKOMVision also offers a Direct to Home (“DTH”) satellite TV service. This utilizes infrastructure provided by our TELKOM-1 and TELKOM-2 satellites with C-band extension technology, by installing additional equipment such as a mini satellite dish and a decoder.

Value Added Services We aim to bundle as many value added services with our core products to maximize our revenues and enhance our market position. We strive to tailor these value added services to the needs of each customer segment.

HISTORY OF TELKOM

1856-1882	1906-1965	1974	1980
On October 23, 1856, the Dutch colonial government deployed the first electromagnetic telegraph in Indonesia, connecting Batavia (Jakarta) with Buitenzorg (Bogor).

The Dutch colonial government established a government agency to operate post and telecommunications services in Indonesia. In 1965 the post and telecommunications services were separated and brought under the control of two state companies, PN Pos dan Giro and PN Telekomunikasi.

PN Telekomunikasi was split into two divisions, PT Industri Telekomunikasi Indonesia (“PT INTI”), which manufactured telecommunications equipment, and Perusahaan Umum Telekomunikasi (Perumtel), which supplied domestic and international telecommunications services.

			The international telecommunications business was taken over by PT Indonesia Satellite Corporation (“Indosat”).
1991	1995	1999	2001

Perumtel became PT Telekomunikasi Indonesia or TELKOM, and operations were organized into twelve regional units (Witel). These were later reorganized into seven regional divisions: Division I Sumatra, Division II Jakarta and Surrounding Area, Division III West Java, Division IV Central Java and DI Yogyakarta, Division V East Java, Division VI Kalimantan and Division VII Eastern Indonesia.

TELKOM held its Initial Public Offering on November 14, 1995 at the Jakarta Stock Exchange and the Surabaya Stock Exchange. On May 26, 1995, TELKOM established Telkomsel, its cellular business subsidiary.

		The Telecommunications Law (Law No. 36/1999), which went into effect in September 2000, facilitated the entry of new players, intensifying the competition in the telecommunications industry.

TELKOM acquired 35.0% of Indosat’s shares in Telkomsel, making it the majority shareholder with a stake of 77.7%. Indosat then took over 22.5% of TELKOM’s shares in Satelindo and 37.7% of its shares in PT Lintasarta Aplikanusa. At the same time, TELKOM lost its exclusive right to be the sole fixed line telephone operator in Indonesia.

2002	2004	2005	2009
TELKOM divested 12.7% of its shares in Telkomsel to Singapore Telecom Mobile Pte Ltd (“SingTel Mobile”).	TELKOM launched its international direct dial fixed line service.

The TELKOM-2 Satellite was launched to replace all satellite transmission services previously provided by the Palapa B-4 satellite. This brought the total number of satellites launched by TELKOM to eight, including the Palapa A-1 satellite.

TELKOM underwent a transformation from an Infocomm company to a Telecommunications, Information, Media and Edutainment (TIME) player. The new TELKOM was introduced to the public with the new corporate logo and tagline, ‘the world in your hand’.

2010
The JaKaLaDeMa submarine and fiber optic cable project linking Java, Kalimantan, Sulawesi, Denpasar and Mataram was successfully completed in April 2010

SIGNIFICANT EVENTS IN 2010

JANUARY

On January 25, 2010, Metra signed a Conditional Sales and Purchase Agreement to acquire 75.0% of the total shares of AdMedika, a foreign investment company in the electronic health care network business.

FEBRUARY

On February 23, 2010 we entered into a cooperation agreement with 13 other SOEs to develop ICT in our respective companies. The agreement, which will promote synergy among SOEs, was signed at the Ministry of SOEs in Jakarta by the President Directors of each company, in the presence of Minister for SOEs, Mustafa Abubakar.

MARCH

“Plasa.com” was officially launched on March 25, 2010 by our President Director, Rinaldi Firmansyah, together with the CEO of Mojopia. The launch of this e-commerce and aggregated content portal was marked by the signing of the ‘Program Center’.

On March 29, 2010 we undertook a review of the closure of marine operations for the deployment of the 1,592 km long submarine fiber optic cable as part of the SKKL JaKaLaDeMa (Java-Kalimantan, Kalimantan-Sulawesi, Java-Denpasar-Mataram) Project.

APRIL

TELKOM’s 2011 International Financial Reporting Standards (IFRS) implementation was officially launched on April 12, 2010. The theme of the event, held in the Infocomm Room of TELKOM’s Head Office in Bandung, was “Transforming the Finance Environment through IFRS Adoption”.

On April 14, 2010 we launched T-Voucher, a recharge or top-up voucher that can be used for all TELKOM services, including Flexi, Speedy Prepaid, and prepaid TELKOMVision.

JULY

On July 6, 2010 we held a public expose in connection with the issue of the Rp3 trillion TELKOM II Bond 2010. Both types of bonds on offer, the Series A Bonds with a tenor of 5 years and the Series B Bonds with a tenor of 10 years, have been awarded an id AAA rating with a stable outlook by PT Pemeringkat Efek Indonesia (Pefindo).

AUGUST

On August 2, 2010 we launched the Sebatik Broadband Village on Sebatik Island, in Nunukan Regency, East Kalimantan. Apart from providing easy telecommunications access for the people of Sebatik, the Sebatik Broadband Village (SBV) will also help to defend the sovereignty of the Unitary State of the Republic of Indonesia.

On August 18, 2010, in cooperation with Awari on behalf of the Management of Nawala, we launched the Healthy Internet Hotline 0800-1000-147. This service will support our Healthy Internet Program.

OCTOBER

On October 1, 2010, our Business Service Division (DBS) opened the Creative Center Digital Lounge (Di-Lo). As an integrated center where people can access the latest technology and information, gadgets, games, music, video, film and animation, Di-Lo is one of the ways in which we are contributing to the development of the nation’s creative industry.

The 2010 Speedy Tour d’Indonesia took place from October 24 until November 3, 2010, covering a distance of 1,418.5 km from Jakarta to Denpasar. This year the race was contested by 9 international teams and 12 teams from Indonesia. The race was started by the Minister of Youth and Sports, Andi Mallarangeng and Minister of SOEs Mustafa Abubakar, who were accompanied by TELKOM’s President Director Rinaldi Firmansyah. Also attending the event was Miss Earth 2009-2010 Larissa Ramos, from Brazil.

NOVEMBER

On November 15,  2010 we took part in the closing bell ceremony at the (NYSE)  to mark 15 years of our shares being listed as American Depositary Shares (“ADS”) on the NYSE. The closing bell ceremony at the NYSE  was attended by TELKOM’s CEO Rinaldi Firmansyah, CFO Sudiro Asno, and President Commissioner Tanri Abeng, along with officials from the NYSE and Bank of New York Mellon.

On November 17, 2010 we distributed 10,000 packages of sacrificial meat to needy people at our Head Office in Bandung. The meat came from 31 cows provided by directors and employees at our TELKOM Head Office.

DECEMBER

On December 17, 2010 we held an Extraordinary Meeting of Shareholders in Jakarta to deliberate changes in the composition of our Commissioners and Directors and adjustments in their terms of office.

AWARDS IN 2010

JANUARY

Our Director for IT, Solution and Supply, Indra Utoyo, was named SWA Magazine’s “CIO of The Year 2010” on January 21, 2010. The award was presented by Raymond Kosala, Head of the School of Computer Science at BiNus International University. At the same event we were announced as the runner-up for “Best e-Corp 2010,” while Vice President for Information Technology Policy, Halim Sulasmono, was named “Future IT Leader 2010”.

APRIL

TELKOM was once again ranked among the world’s leading companies in the Forbes  Global 2000 list, at number 684. This was the highest ranking of the ten of Indonesian companies on the Forbes Global 2000 list with a market capitalization of US$17.7 billion.

MAY
We not only won the “Marketers Award” but were also recognized as one of the “Greatest Corporate Brands of the Decade in the Telco Industry,” by MarkPlus, Inc in association with the marketers community. The awards were presented by the Founder and President of MarkPlus, Inc on May 27, 2010, in Jakarta.

A total of 46 units of our Company, out of an overall total of 420 companies, received 2010 Zero Accident Awards at the Occupational Safety and Health Awards Ceremony on May 27, 2010. The awards were presented by the Minister of Labor and Transmigration, Muhaimin Iskandar.

JUNE

At the Indonesia’s Most Admired Company (IMAC) event held by Business Week Magazine and Frontier Consulting on June 10, 2010, we won two IMAC awards in the “Corporate Telecommunications” and “Internet Provider” categories. The awards were presented by Handi Irawan, Chairman of the Frontier Consulting Group, and the Managing Editor of Business Week, David S. Simatupang, to our COO, Ermady Dahlan.

TELKOM’s Vice President for Public and Marketing Communication, Eddy Kurnia, received an award for “Best of The Best PR People of The Year 2010” in the “Director or Vice President” category at the PR Gathering of the Year 2010, held by MIX Marketing Communication Magazine on June 18, 2010. At the same event, Eddy Kurnia also received awards for “The Most Accessible”, “The Most Cooperative” and “The Most Communicative”.

TELKOMSpeedy was named one of “Indonesia’s Top Original Brands” by SWA Magazine in the “Mobile Internet” category. The award was presented by the Deputy Managing Editor of SWA Magazine, Sujatmaka at the “Indonesia Top Brand Appreciation” on June 21, 2010.

JULY

TELKOMFlexi won a Selular  Award for “Best CDMA Operator” at the 7th Selular  Awards Gala in Jakarta on July 7, 2010. The award was presented by Selular  Magazine’s Managing Editor, Iman Aulia Ha.

TELKOM and Telkomsel both won “MAKE Awards 2010” from Dunamis Consulting for their application of knowledge management in the respective companies at the 2010 Knowledge Festival and Most Admired Knowledge Enterprise (MAKE) Awards held on July 16, 2010.

TELKOMFlexi won the “Best CDMA Operator” award at the 2010 Indonesia Cellular Show on July 18, 2010. TELKOMFlexi’s Executive General Manager, Triatna Mulyatsa, accepted the award.

On 21 July 2010, Finance Asia Magazine presented us with a total of five awards. The awards were for “Best Managed Company”, “Best Corporate Governance”, “Best Investor Relations”, “Best Corporate Social Responsibility”, and “Most Committed to a Strong Dividend Policy”. Our COO, Ermady Dahlan, accepted the awards.

AUGUST

TELKOM was ranked second in the Fortune Indonesia 100. The rating methodology used by Fortune Indonesia 100 is based on the revenue of companies listed on the Indonesia Stock Exchange (IDX) during 2009. In the infrastructure sector, we were ranked first.

OCTOBER

Two of our leading products, Speedy and Flexi, won “2010 Indonesian Customer Satisfaction Awards (ICSA)” in the “Internet Service Provider Wireline/Fixed” and “Simcard Postpaid Fixed Wireless Access” categories, respectively. The awards were presented by the Chairman of the Frontier Consulting Group, Handi Irawan, to our Consumer Director, I Nyoman G Wiryanata, on October 4, 2010. Three other Telkomsel products also won awards: simPATI, in the “Simcard Prepaid Cellular” category, Kartu Halo in the “Simcard Postpaid Cellular” category and Telkomsel Flash in the “Internet Service Provider Wireless/Mobile” category.

In recognition of our proactive concern for advancing education in Indonesia, we were awarded the Ministry of National Education’s Anugerah Peduli Pendidikan (Education Concern Award). It was presented by the Minister of National Education, Muhammad Nuh, to our Director of Human Capital and General Affairs, Faisal Syam, on September 24, 2010.

NOVEMBER

TELKOM was named ”Best of The Best Corporate 2010” in the ” Business Review Awards 2010” while our President Director, Rinaldi Firmansyah, was chosen as “CEO of the Year 2010”. The event was attended by the Minister of SOEs, Mustafa Abubakar, as well as the Commissioners, CEOs, Directors and General Managers of several state-owned and private companies in Indonesia.

We were also ranked first for Good Corporate Governance and Human Capital management. The Business Review Awards are presented by Business Review Magazine to listed companies and SOEs who have achieved significant improvements in performance and have played a major role in contributing to the development of business and national economic growth.

DECEMBER

On December 3, 2010 we received awards in the Best CSR for Indonesia, CSR for Education and CSR for People’s Economies categories at the CSR for Indonesia Awards 2010. The awards were presented to SGM CDC, Gatot Rustamadji, by Dedi (Mi’ing) Gumilar, a member of Parliamentary Commission X. The event at Jakarta’s Four Seasons Hotel was also attended by Minister of Industry MS Hidayat and TELKOM’s Director of HCGA Faisal Syam.

The Indigo Awards is our annual show of appreciation for the domestic digital music industry, which has proved to be both successful and beneficial for society. The Indigo Awards 2010 culminated in the award ceremony held on December 8, 2010 at the Jakarta Convention Centre with the theme of the 2010 Indigo Awards was “When We Create in Symphony”.

On December 9, 2010 the Indonesian Institute for Corporate Governance (IIGC) in association with SWA Magazine named us the Most Trusted Company 2010 based on the Corporate Governance Perception Index and Indonesia’s Most Trusted Company 2010 Based on a Survey of Analysts and Investors in implementing Good Corporate Governance. The awards ceremony was held at the Shangri-La Hotel, Jakarta.

At the HR Excellence Awards 2010, held on December 21, 2010 we received an award in the Performance Management category. The theme of the event, organized by the Institute of Management, University of Indonesia and Swa Sembada Magazine, was “Be the Best: Be the Employer of Choice through Employee Development and Empowerment”.

TELKOM’S HUMAN CAPITAL – A BRIDGE TO CHANGE

CONCEPT

The transformation of TELKOM into TIME was preceded by a deliberate change in our human resource (“HR”) management. This was incorporated in to our Human Capital Master Plan for 2010-2014, including steps to:

1.       Transform the organization in line with our corporate strategy and business transformation;

2.       Transform our corporate values and the development of transformative leadership;

3.       Transform our performance and rewards management;

4.       Enhance human capital synergy within TELKOM and build synergy among the teams of various TELKOM subsidiaries;

5.       Align workforce composition and competency development with the emerging demands of the business; and

6.       Align our human capital system with our corporate strategy and cost awareness.

The business transformation has required us to design HR programs aimed at improving productivity, managing our human capital across our subsidiaries and continually reviewing, in the context of our expanding businesses, the job classifications and the competencies we evaluate in our employees. We have also begun to communicate our corporate values to our employees in our TIME services.

HR PROFILE

TELKOM Employees

As of December 31, 2010, TELKOM had 26,847 employees, with 21,138 employed by TELKOM and 5,709 employed by our subsidiaries. This represents a decrease of 6.6% from 28,750 employees as of December 31, 2009, with 23,154 employed by TELKOM and 5,596 by our subsidiaries. In comparison, as of December 31, 2008, TELKOM employed 30,213 people, with 25,016 employed by TELKOM and 5,197 employed by our subsidiaries. The decreasing size of our workforce reflects the impact of our multi-exit programs, particularly early retirement programs implemented since 2002. We implemented these programs to decrease our fixed wireline workforce in proportion to the decline in revenues from this legacy business segment.

The table and chart below shows a breakdown of TELKOM’s employees by position as of December 31, 2010:

	TELKOM	Subsidiaries
Senior Management	150	131
Middle Management	2,469	903
Supervisors	9,604	1,777
Others	8,915	2,898
Total	21,138	5,709

Graphic of TELKOM Employees by Numbers

TELKOM Employee Profile (Excluding Subsidiaries)

In 2010, excluding our subsidiaries, we hired 129 employees while  2,145 employees resigned, a net decrease of 2,016 employees or 8.7% of the 23,154 employed as of December 31, 2009.

Level of Education

In terms of educational attainment, as of December 31, 2010 our workforce was composed as follows:

–      36.1% had no college education;

–      25.5% had a vocational diploma;

–      30.7% had a university degree; and

–      7.7% had a post graduate degree.

Graphic of TELKOM Employees by Educational Background

Table of TELKOM Employees by Educational Background

Level of Education	2009		2010
	Employees	%	Employees	%
Pre College	8,751	37.8	7,635	36.1
Diploma Graduates	6,086	26.3	5,391	25.5
University Graduates	6,733	29.1	6,487	30.7
Post Graduates	1,584	6.8	1,625	7.7
Total	23,154	100.0	21,138	100.0

Compared to our workforce at December 31, 2009, there has been a positive change in the composition of our workforce at December 31, 2010 based on their educational background. The number of pre-college and diploma graduates decreased significantly by 12.8% and 11.4%, respectively, while the university graduates decreased  by 3.7%. This affirms the success of our current recruitment policy which focuses on those with a higher education level and the early retirement program offered to the employees of low education level.

Age

In terms of age, as of December 31, 2010, 65.3% of our employees were over the age of 45, while 30.1% were between the ages of 31 to 45. Those aged 30 and below accounted for 4.6% of the total workforce. The following chart illustrates and table the breakdown of TELKOM’s workforce by age:

Graphic Change in Employee Composition by Age (Years)

Age Group Table

Age Group	2009		2010
	Employees	%	Employees	%
<30	974	4.2	978	4.6
31 - 45	8,470	36.6	6,360	30.1
>45	13,710	59.2	13,800	65.3
Total	23,154	100	21,138	100

TELKOM’S HR DEVELOPMENT

In 2010, human capital development (“HCD”), was particularly important given the scope of the transformation we were undertaking. The transformation involved not only organizational change but a far-reaching transformation of the business portfolio to TIME in anticipation of evolving technology, competition and customer lifestyles.

This fundamental transformation demands that HCD can ensure that employees have the competencies needed to effect this change. HCD alone, however, cannot guarantee the readiness of these competencies; several related systems must also be immediately brought into alignment with the change, including the competencies directory and the distinct job manual, both of which are closely related to the management of competency development.

In line with the determination of our corporate core values:

-    Commitment to long-term;

-    Customer first;

-    Caring meritocracy;

-    Co-creation of win-win partnership; and

-    Collaborative innovation;

or later called TELKOM 5C, the changes in competency directory included changes in skill competency and knowledge types to better represent the transformation in business portfolio into TIME. We, however, still relied on the competency-based human resources management (“CBHRM”) approach to manage and develop the HR competencies. Our CBHRM competency model consists of core competencies (values), generic competencies (personal qualities), and specific competencies (skills and knowledge).

In addition to undergo the standard competency development given to other employees, employees categorized as talents are also targeted for development specifically for preparing them to occupy key positions. The competency development programs for talent are articulated in the individual development program (“IDP”) drawn up between the coach or supervisor and the talent concerned.

To ensure that employees are motivated to acquire the required competencies, competencies are assessed as part of the employee performance appraisal system. In practice, two key aspects of employee performance are appraised: results, based on individual work targets, and process, based on the required competencies. Competencies are evaluated using the “360 degrees method”, on line, of the behaviors demonstrated by the employee when doing the job. The results of the competency appraisal are then linked to various HR processes, including competency development, career development, reward/remuneration, performance, and even for the purposes of the early retirement policy.

Education and Training

Education and training for employees in 2010 focused on two primary needs in competency development, namely shifting competencies and developing competencies that impact both directly and indirectly on the business or operational strategy.

1.       Shifting Competencies develops new employee competencies in response to changes in the business portfolio that have a direct impact on the business strategy. Shifting Competencies focuses on the shift from TDM-based telecommunications competencies to IP-based telecommunications competencies as well as IME (Information, Media and Edutainment) competencies.

2.       Developing Competencies prepares the competencies needed to support changes in the business portfolio that have a direct or indirect impact on the business strategy.

In 2010, 46,312 participants took part in our Shifting Competencies and Developing Competencies programs.

The Shifting Competencies Program comprises four programs, as follows: 12,337 participants participated in the telecommunications program, 4,700 participants took part in the information program, 275 participants took part in the media program, and 175 participants participated in the edutainment program, both in this country and overseas.

Training programs in 2010 focused on upgrading employee competencies in the various technologies, marketing and management of the telecommunications and information businesses as well as those required for new wave development, consistent with our vision of being the market leader in TIME in the region. We cooperated with a number of leading institutions connected with our industry, both in Indonesia and overseas, to support our training programs.

In 2010, we allocated a total of Rp115.9 billion to education and training, or approximately Rp2.5 million per participant, based on the total number of employees who underwent training in 2010, which amounted to 46,312 participants out of our total workforce of 21,138 employees.

We also enhanced our knowledge management facility in 2010 as part of our HR development program. This enables each employee to share ideas, concepts and information through articles that are accessible to all employees.

On July 15, 2010, the Company won recognitions from Dunamis Consulting on the Indonesian Most Admired Knowledge Enterprise Award 2010 for the implementation of learning facility.

To be better equipped to face future business challenges, we have also sought to enhance the quality of our human resources through strategic recruitment programs that are aligned with our business targets. These are developed by our assessment service center and talent pool. All our recruitment programs are open and conducted on the principle of non-discrimination.

IT-Based HR Services

By providing facilities that make it easier for our employees to do their jobs, we believe our employees are more productive. We also need to ensure that communication channels are kept open to enable us to communicate policies and strategic directions and thereby help to ensure the continuity of our business.

Our human capital and general affairs website facilitates communication between policy makers, HR management and employees. This website allows employees to access HR policies and other HR-related information as well as to make inquiries about issues related to HR policies and their implementation.

Since 2009 we have also taken steps to develop and improve IT-based HR services. These include online personal work targets, online attendance, online travel warrants, online leave, online careers, and online training needs analysis (“TNA”).

To ensure that employee-related issues are handled and communicated effectively, we established our employee relations media and human resources care center (“HRCC”) in October 2007 and have continued to expand and enhance these services on an ongoing basis.

We have also introduced various other IT applications to improve internal communications at TELKOM, including business automation processes in the form of electronic memos, virtual meetings, shared files, online surveys, and the intranet.

Employees’ Extracurricular Activities

We believe that extracurricular activities can boost employee productivity and satisfaction. We support a variety of cultural, religious and sport activities for our employees. These include Al-Quran reciting competitions, church choirs and Hindu chanting Ustawa Dharma Gita as well as a wide range of sports events such as bicycle races and basketball games .

Ongoing Early Retirement Program

In December 2009, our early retirement program was opened to all employees, with the aim of streamlining our workforce. The program is offered on a voluntary basis to employees who meet certain criteria (related to education, age, position and performance). Starting from 2002 until December 31, 2010, a total of Rp6.0 trillion was paid out to 12,652 employees who participated in this program. As of December 31, 2010, TELKOM (excluding its subsidiaries) had 21,138 employees, compared to 23,154 as of December 31, 2009 and 25,016 as of December 31, 2008.

Based on our Master Plan of Human Capital 2011-2015, we will continue with our early retirement program and in addition, aim to transfer approximately 2,870 employees from TELKOM to our subsidiaries.

Employee Relations Management

Pursuant to Presidential Decree No.83/1998 regarding the Ratification of ILO Convention No.87/1948 regarding Freedom of Association and Protection of the Right to Organize, several TELKOM employees established the TELKOM Employees Union (Serikat Karyawan TELKOM or “SEKAR”). In accordance with Law No.13/2003 regarding labor, SEKAR is entitled to represent our employees in the negotiation of the Collective Work Agreement (“CWA”). On December 31, 2010, SEKAR had a total of 20,112 members, or 95.1% of our total workforce.

On August 24, 2010, TELKOM and SEKAR renewed the third version of the CWA (“CWA III”). This agreement was articulated in the fourth version of the CWA (“CWA IV”), which will be effective until 2012. Our management believes that TELKOM has developed a good relationship with its employees and SEKAR.

Competitive Remuneration

Our employees receive a basic salary and certain allowances, bonuses and benefits, which include a pension plan and a post-retirement health care plan, health benefits for themselves and certain immediate family members, and housing allowance and other benefits, including those related to their work unit.

Bonuses are budgeted in advance and paid out in the year following that in which they were accrued. The total bonuses paid in a year ranged from Rp235.5 billion to Rp518.0 billion over the last five years. Bonuses accrued in 2010 will be paid to all employees following the completion of our 2010 audited financial statement. We conduct periodic salary surveys for both top management and employees to ensure that remuneration remains competitive. We belong to a corporate group that tracks market movements in salaries.

We impose a mandatory retirement age of 56 for all employees. We sponsor two pension plans:

(i)       a defined benefit pension plan for permanent employees recruited before July 1, 2002 and

(ii)     a defined contribution pension plan for all other permanent employees.

Defined Benefit Pension Plan

The amount of the pension under the defined benefit pension plan is based on an employee’s length of service and salary level upon retirement, and is transferable to dependents upon the employee’s death. The defined benefit pension plan is managed by TELKOM’s Pension Fund and is funded by contributions from us and our employees. Eligible employees contribute 18% of their basic salary (prior to March 2003, the employee contribution was 8.4%), while we contribute the remaining amount required to fund the plan. The minimum monthly pension benefit for retired employees is approximately Rp425,000. Our total contributions to the pension fund under defined benefit pension plan amounted to Rp889.1 billion, Rp889.1 billion and Rp485.2 billion for the years 2008, 2009, and 2010, respectively.

Defined Contribution Pension Plan

We provide a defined contribution pension plan for permanent employees recruited on or after July 1, 2002. The defined contribution pension plan is managed by Pension Fund Institution, a Financial Institutions Pension Fund (“FIPF”). Under this plan, employees may choose from plans sponsored by several recognized pension fund institutions. Our annual contribution to the defined contribution pension plan is determined based on a certain percentage of the participating employees’ salaries, and amounted to Rp3.0 billion, Rp3.8 billion and Rp4.4 billion, for the years 2008, 2009 and 2010, respectively.

Employees who have served our Company beyond certain threshold number of years are entitled to additional rewards such as retirement housing, a post-retirement cash award, and a pension trip with certain allowances which are determined upon resignation or retirement.

Post Retirement Healthcare

We also provide post-retirement healthcare benefits for all retired employees as well as their spouses and children. There are two types of funding for these benefits:

(i)       For employees who were hired before November 1, 1995 and who served our Company at least 20 years, the benefits are funded by the TELKOM Healthcare Foundation (“Yakes”). Our total contribution to this healthcare program was Rp1,100.8 billion, Rp1,100.5 billion and Rp990.7 billion, each for the years ended on December 31 2008, 2009 and 2010, respectively.

(ii)   For all other permanent employees, we have granted a health insurance allowance since August 2008. These allowances are also funded by Yakes and our total contributions were Rp24.0 billion, Rp22.7 billion and Rp20.1 billion, for the years ending December 31, 2008, 2009, and 2010, respectively.

Employee Reward

We aim to reward not only our employees, but stakeholders outside our Company who have contributed to our success as well.

In 2010, we presented the following awards to individuals and units both inside and outside TELKOM:

No	Reward Type	Reward Receive
		Amount	Type
Single Reward
Internal Reward
1	Religious Devotion Award (Hajj, Umrah, Christian pilgrim tour, and Tirtayatra)	121	Individual
2	The Healthiest Family	3	Individual
3	Best Staff	12	Individual
4	Best Innovator	14	Individual
5	Special Recognition in CSR	3	Individual
6	Kampiun Award	3	Individual
7	Main Reward	16	Individual
8	Purnabakti	716	Individual
External Reward
Customer Service Award		15	Individual
TOTAL		903	Individual

Unit Reward
Internal Reward
1	Best Unit Award	9	Unit
2	Reward Prima	2	Unit
External Reward
3	Best Distribution Channel Award	36	Unit
4	TELKOM Corporate Social Responsibility Award	4	Unit
TOTAL		51	Unit

TELKOM Employee Stock Ownership Program

The main Employee Stock Ownership Program (“ESOP”) includes the buying and selling of ESOP shares and the provisioning of ESOP share dividends. During our initial public offering on November 14, 1995, as many as 116,666,475 shares were issued to 43,218 employees. As of December 31, 2010, 13,429,622 of our shares were owned by 11,353 of our employees and TELKOM retirees.

Employee Health Management

We provide health services to our employees through the Yakes health foundation. The primary function of Yakes is to care for the health needs of our employees and retirees and their immediate family members.

At the end of December 2010 135,827 employees, retirees and family members were registered participants in the Yakes program. This was 13,880 fewer than at the end of 2009, due to the expiry of Yakes membership as a result of death or exceeding the stipulated age limit.

Health, Safety and Security at Work (“K3”)

Since 2009, our K3 management has focused on achieving zero accidents. It also promotes workplace security and employee health. 46 out of 420 of our business units received 2010 Zero Accident Awards at the Occupational Safety and Health Awards Ceremony on May 27, 2010. We received a zero accident certificates in 2010, including Golden Flag and the Zero Accident achievement from the Ministry of Labor of the Republic of Indonesia under the supervision of the local Labor Office.

The K3 program is aimed at ensuring safety, health and safe environment for our employees and others within our operating environment, as well as the security of our sources of production, production processes, production equipment and workplaces. Our entire K3 policy has been formulated with the objective of achieving the zero accident standards. Our K3 management is based on the K3 provisions and regulations of the Ministry of Labor of the Republic of Indonesia under the supervision of the local Labor Office.

In 2010, a K3 survey was carried out in conjunction with the TELKOM’s Employee Opinion Survey (“TEOS”). The K3 Survey was the first of its kind ever undertaken to determine whether we have provided a working environment that is at par with requirements. The K3 survey in TEOS 2010 showed satisfactory level (“ESI”) was 79.1%, an increase by 1.3%.

Our success in managing K3 is reflected in the Zero Accident and  Golden Flag Award. The Zero Accident and Golden Flag achievement in 2010 confirmed awareness improvement among the employees and senior leaders regarding the importance of preventing loss due to unsafe conditions and actions.

DEVELOPMENT OF TELKOM’S HR COMPETENCIES

The development and management of our HR is based on the human capital strategy set out in our Human Capital Master Plan. This Master Plan is updated every year to keep it aligned with changes in the corporate strategies outlined in the Corporate Strategic Scenario.

Although the Master Plan is revised yearly, the starting point for our HR management is CBHRM approach. We believe that competencies are a critical element in strengthening the Company’s ability to execute our strategies.

To ensure that CBHRM remains aligned with the needs of the Company, the list of the required competencies, which is maintained in our competency directory, is continuously updated to keep pace with the dynamism of the corporate environment. Thus the types and content of the competencies in the directory are constantly being evaluated and improved, either periodically or on a rolling basis as needed. In 2010, in line with the determination of our corporate core values: commitment to long term, customer first, caring meritocracy, co-creation of win-win partnership, and collaborative innovation. These five core values are later called TELKOM 5C. Other changes in competency directory included changes in skill competency and knowledge types to better represent the transformation in business portfolio into TIME.

Employee competency development is designed to be consistent with our competency model, as follows:

1.       Culture Development. Development of competencies emphasizes the internalization and reinforcement of the corporate core values as the foundation for building a culture;

2.       Role Development. Development of competencies emphasizes the development of the personal qualities required by each selected/defined role category; and

3.       Job Related Capability Development. Development of competencies emphasizes the improvement and/or provision of the skills and knowledge required by the job.

STOCK OVERVIEW

CHRONOLOGY OF CORPORATE ACTIONS
Date	Corporate Actions	Share Ownership Composition
		Government of the Republic Indonesia	%	Public	%
13/11/1995	Pre Initial Public Offering (“Pre-IPO”)	8,400,000,000	100.0	−	−
14/11/1995	IPO
	Sale of Government’s shares	(933,334,000)		933,334,000
	New shares issued by TELKOM			933,333,000
	Share Ownership Composition	7,466,666,000	80.0	1,866,667,000	20.0
11/12/1996	Block Sale of Government’s shares	(388,000,000)		388,000,000
	Share Ownership Composition	7,078,666,000	75.8	2,254,667,000	24.2
15/05/1997	Distribution of incentive shares by the Government to public shareholders	(2,670,300)		2,670,300
	Share Ownership Composition	7,075,995,700	75.8	2,257,337,300	24.2
07/05/1999	Block Sale of Government’s shares	(898,000,000)		898,000,000
	Share Ownership Composition	6,177,995,700	66.2	3,155,337,300	33.8
02/08/1999	Distribution of bonus shares (emission)
	(every 50 shares acquire 4 shares)	494,239,656		252,426,984
	Share Ownership Composition	6,672,235,356	66.2	3,407,764,284	33.8
07/12/2001	Block Sale of Government’s shares	(1,200,000,000)		1,200,000,000
	Share Ownership Composition	5,472,235,356	54.3	4,607,764,284	45.7
16/07/2002	Block Sale of Government’s shares	(312,000,000)		312,000,000
	Share Ownership Composition	5,160,235,356	51.2	4,919,764,284	48.8
30/07/2004	Stock Split (1:2)
	Share Ownership	10,320,470,712	51.2	9,839,528,568	48.8
21/12/2005	Share repurchase program (I)[1]	10,320,470,712	51.7	9,628,238,068	48.3
29/06/2007	Share repurchase program (II)[2]	10,320,470,712	52.3	9,413,238,068	47.7
20/06/2008	Share repurchase program (III)[3]	10,320,470,712	52.5	9,348,954,068	47.5

(1)   The first share repurchase program started on December 21, 2005 (the date of our Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2007.

(2)   The second share repurchase program started on June 29, 2007 (the date of our Extraordinary General Meeting of Shareholders at which the program was approved) and ended in June 2008.

(3)   The third share repurchase program started on June 20, 2008 (the date of our Extraordinary General Meeting of Shareholders at which the program was approved) and ended in December 2009.

DIVIDEND POLICY

The AGMS has the authority to determine the amount of dividends we pay. We paid dividends at the rate of 55%, 70%, 55% and 55% of our net income for the year 2006, 2007, 2008 and 2009, respectively. Our dividend payout for 2010 will be decided at the 2011 AGMS, although, on December 1, 2010, we decided to pay an  interim distribution of cash for 2010 of Rp26.75 per share which was paid on December 30, 2010 of Rp276,072 million and on January 10, 2011 of Rp250,085 million. Our past dividend payouts are illustrated in  the chart below:

History of TELKOM Common Stock Dividend Payments
We pay cash dividends on our Common Stock in line with the resolutions of the AGMS, as follows:
Dividend Year	Date of AGMS	Pay Out Ratio (%)(1)	Amount of Dividends (Rp million)		Dividend per Share (Rp)
2005	June 30, 2006	55	4,400,090		218.86
2006	June 29, 2007	55	6,053,067	(2)	303.21
2007	June 20, 2008	70	8,999,913	(3)	455.87
2008	June 12, 2009	55	5,840,708		296.94
2009	June 11, 2010	55	5,666,070	(4)	288.06

(1)   Represents the percentage of net income paid to shareholders in dividends.

(2)   Including interim cash dividend paid in November 2006 amounting to Rp971,017 million.

(3)   Including interim cash dividend paid in December 2007 amounting to Rp965,398 million.

(4)   Including interim cash dividend paid in December 2009 amounting to Rp524,190 million.

Pursuant to our AGMS in June 2010, Telkomsel approved the payment of a cash dividend of Rp9,212.2 billion which represented 70% of Telkomsel’s net profit in 2009. 35% of this dividend was paid to SingTel Mobile, Telkomsel’s largest minority shareholder.

In 2008, 2009 and 2010, cash dividends were paid to SingTel Mobile, a minority shareholder of Telkomsel, amounting to Rp3,332.5 billion, Rp2,518.2 billion and Rp3,261.3 billion, respectively.

TRADING OF TELKOM STOCK AND ADS IN 2010

Our Common Stock is listed and trades on the IDX. Our ADSs are listed and trade on the NYSE and the LSE as ADSs, where ADS represents 40 shares of Common Stock. Our shares are also Publicly Offered Without Listing (“POWL”) in Japan

The Indonesian Capital Market

Indonesia’s capital market has a dynamic history. There were originally two stock exchanges in the country, the Jakarta Stock Exchange in the capital and the Surabaya Stock Exchange in Surabaya, East Java. On December 1, 2007, the two merged to become the Indonesia Stock Exchange or IDX. On December 31, 2010, the IDX had a trading volume of 1,330.86 billion shares and a total market capitalization valued at Rp3,247 trillion.

As of December 31, 2010, a total of 420 stocks were trading on the IDX and 119 brokerage firms were members of the exchange. IDX trading is currently divided into two daily sessions for the regular market and the negotiated market. From Monday through Thursday, the morning session runs from 09.30 to 12.00, while the afternoon session runs from 13.30 to 16.00. The Friday trading sessions run from 09.30 to 11.30 and 14.00 to 16.00. There is only one daily trading session for the cash market: 09.30 to 12.00 from Monday to Thursday, and 09.30 to 11.30 on Fridays.

Trading is divided into three segments: the regular market, negotiated market and the cash market (except for rights issues, which can only be traded on the cash market and the negotiated market). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Trading on the regular and cash markets is typically carried out in lots of 500 shares apiece. The IDX also employs share price movement restrictions.

Auctions take place according to the price and time priorities. Price priority refers to the giving of priority to buying orders at a higher price or selling orders at a lower price. If buying or selling orders are placed at the same price, priority is given to the buying or selling order placed first.

Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX members.

Transactions on the IDX regular market must be settled no later than the third trading day after the transaction, except for cross-trading. Transactions on the negotiated market are settled on the basis of the agreement between the selling exchange members and the buying exchange members, on a transaction by transaction basis. Transactions on the IDX cash market must be settled on the day of the transaction. If an exchange member defaults on the settlement of a transaction, the provisions on cash market trading come into force, under which securities are traded by direct negotiation on cash and carry terms. All cash market transactions must be reported to the IDX. Each exchange member is required to pay a transaction fee as stipulated by the IDX. Any delay in payment of the transaction fee is subject to a fine of 1.0% of the outstanding amount for each day of delay. The IDX may impose sanctions on its members for any violation of exchange rules, which may include fines, written warnings, suspension or revocation of licenses.

All transactions involving IDX-listed shares using the services of brokers must be conducted on the IDX. For all trades (except block trades), settlement of both cash and securities must be effected through the IDX facilities. Under the rules currently in effect, short selling is prohibited. The IDX is authorized to cancel transactions upon proof of fraud, market manipulation or misuse of insider information. The IDX may also suspend trading if there are indications of fraudulent transactions or artificial inflation of share prices, misleading information, reference to insider information, counterfeit securities or securities blocked from trading, or any other material event. The IDX may suspend trading of certain securities or suspend certain members of the exchange.

IDX members charge a brokerage fee for their services, based on an agreement with the client, of up to a maximum of 1.0% of the transaction value. When conducting share transactions on the IDX, each exchange member is required to pay a transaction cost of 0.03% of the transaction value (for transactions on the regular market and cash market) and a transaction cost of 0.03% of the transaction value on the regional market, or another amount based on exchange policy. There is a minimum monthly transaction cost of Rp2 million paid as a contribution for the provision of exchange facilities, and this remains in effect for suspended members. In addition, clients are responsible for paying value added tax of 10.0% on the brokerage fee and transaction cost. Indonesian sellers are also required to pay withholding tax of 0.1% (or 0.6% for founder shares) of the total transaction value. A stamp duty of Rp3,000 is payable on each transaction valued between Rp250,000 and Rp1,000,000 and Rp6,000 for transactions with a value of more than Rp1,000,000.

Shareholders or their appointees may request that the issuer or a securities administration bureau appointed by the issuer register their shares in the issuer’s shareholders registry. Shareholders whose ownership are equivalent to or have changed by 5.0% or more of the issued and fully paid up capital are required to report such ownership to the Capital Market and Financial Institutions Supervisory Board (“Bapepam-LK”).

In anticipation of a typical share price movements in the wake of the global financial crisis in the last quarter of 2008, the IDX deemed it necessary to amend the conditions for auto rejection, the mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading. Following changes made by the IDX in October 2008 and January 2009, the auto rejection trigger levels are now 35% above or below the reference price for stocks in the Rp50 – Rp200 price range, 25% for stocks in the Rp200 to Rp5,000 range, and 20% for stocks priced above Rp5,000.

TRADING ON THE NYSE AND LSE AND DEPOSITARY FEES

BNY Mellon serves as the Depositary for our ADSs. On December 31, 2010, there were 63,341,066 ADSs representing 12.6% of our total shares and 128 registered ADS holders.

Investors pay a depositary fee directly or through a broker acting on their behalf for the delivery or surrender of ADSs for the purpose of withdrawal. The Depositary also collects fees for making distributions to investors by deducting the fee from the amount distributed or by selling a portion of the distributable property to pay the fee. The Depositary may collect its annual fee for depositary services by making a deduction from the cash distributions or by directly billing investors or by charging the book-entry system accounts of the parties acting on their behalf. The Depositary may refuse to provide fee-generating services until its bills for such services are paid.

Costs Related to ADS Issue and Handling

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
US$5.00 (or less) per 100 (or part of 100 ADS).	Issuance of ADS, including issuance resulting from a distribution of shares or rights or other property..
Cancellation of ADS for the purpose of withdrawal, including in case of termination of the deposit agreement
US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary Fees.	Telegram, telex and fax transmissions (if provided for in the deposit agreement).
Converting foreign currency to US Dollars.
Taxes and other duties levied by the government, the Depositary or the custodian upon payment of the ADS or other shares underlying the ADS, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

The Depositary has agreed to reimburse us up to US$300,000 per year until 2013 for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, direct or indirect investor relations expenses and other ADS program-related expenses. The reimbursement will be evaluated and adjusted if the number of ADSs outstanding falls below a stipulated minimum or if they are delisted from the NYSE. We expect to renegotiate the reimbursement amount for subsequent years after 2013. In 2010, we received US$209,429 in reimbursements from the Depositary.

SHAREHOLDER COMPOSITION

Our authorized capital consists of the Dwiwarna share and 79,999,999,999 shares of common stock. Among these authorized share, 20,159,999,280 are issued and fully paid, consist of the Series A Dwiwarna share and 20,159,999,279 series B shares. The Dwiwarna share is owned by the Government and carries special voting rights and the right to veto the appointment or removal of any director or commissioner, the issue of new shares and amendments to our Articles of Association including amendments to merge or dissolve TELKOM prior to the expiry of its term of existence, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions placed on the Common Stock are also apply to the Dwiwarna share except that the Government cannot transfer the Dwiwarna share. The Government’s ownership of the Dwiwarna Share gives it effective control over our Company even if it decreases its ownership of our Common Stock and its rights with respect to the Dwiwarna Share may only be modified by an amendment of our Articles of Association, which the Government may veto. See Notes 1c, 25 and 27 to our Consolidated Financial Statement.

Composition of TELKOM’s Shareholders, as of December 31, 2010

	Series A Dwiwarna Share	Series B Shares (Common Stock)%
Government of the Republic of Indonesia	1	10,320,470,711	52.47
Public		9,348,954,068	47.53
Capital Subtotal (issued and Outstanding)	1	19,669,424,779	100.00
Treasury Stock		490,574,500	−
TOTAL	1	20,159,999,279	100.00

Shareholders Owning more than 5% and Number of Shares Owned by Directors and Commissioners, as of December 31, 2010

Title of Class	Person or Group	Amount Owned	Percent of Class (%)
Series A	Government	1	-
Series B	Government	10,320,470,711	52.47
Series B	Board of Directors	23,112	<0.01

Composition of TELKOM Shareholders of Common Stock by Type with Less than 5% Individual Ownership as of December 31, 2010

Group	Number of Shares of Common Stock Owned	Percent (%) of Common Stock Owned
Local Individuals	305,633,874	1.55
Local Employees	13,429,622	0.07
Cooperation	626,160	−
Foundations	6,805,880	0.03
Pension Fund	182,954,940	0.93
Insurance Companies	272,852,040	1.39
Banks	155,884	−
Corporations	847,739,430	4.31
Other Business Entities	4,320	−
Danareksa	27,000	−
Mutual Fund	303,742,480	1.54
Foreign Individuals	6,710,900	0.03
Foreign Business	7,408,271,538	37.66
Total	9,348,954,068	47.53

TRADE PRICE AND VOLUME

The table below shows the high, low, closing quoted prices and trading volume for our Common Stock on the IDX during the periods indicated:

	Price per Share of Common Stock (*)
Calendar Year	High	Low	Closing	Volume
	(in Rupiah)
2006	10,550	5,950	9,950	4,808,851,500
First Quarter	7,000	5,950	6,800	1,137,965,500
Second Quarter	8,400	6,750	7,250	1,600,342,000
Third Quarter	8,450	7,100	8,300	921,839,000
Fourth Quarter	10,550	8,200	9,950	1,148,705,000
2007	12,650	8,900	10,000	5,718,438,000
First Quarter	10,350	8,900	9,700	1,250,176,000
Second Quarter	10,800	9,400	9,700	1,340,736,500
Third Quarter	11,450	9,850	10,850	1,230,125,000
Fourth Quarter	12,650	10,000	10,000	1,897,400,500
2008	10,250	5,000	6,900	6,162,126,500
First Quarter	10,250	8,400	9,500	1,615,643,500
Second Quarter	9,700	7,189	7,200	1,424,645,500
Third Quarter	7,878	6,155	7,050	1,663,345,000
Fourth Quarter	7,250	5,000	6,900	1,458,492,500
2009	10,350	5,750	9,450	4,174,413,500
First Quarter	7,900	5,750	7,550	677,507,000
Second Quarter	8,100	6,850	7,500	1,405,779,000
Third Quarter	9,450	7,550	8,650	1,232,832,000
Fourth Quarter	10,350	7,850	9,450	858,295,500
2010	9,800	6,950	7,950	5,707,850,000
First Quarter	9,700	7,950	8,050	1,143,530,500
Second Quarter	8,350	6,950	7,700	1,550,508,500
Third Quarter	9,450	7,600	9,200	1,186,753,000
Fourth Quarter	9,800	7,650	7,950	1,827,058,000
September	9,450	7,600	9,200	348,839,000
October	9,800	8,850	9,100	390,760,000
November	9,150	7,750	7,950	1,076,885,000
December	8,300	7,650	7,950	359,413,000
2011
January	8,000	7,100	7,550	532,155,500
February	7,850	7,350	7,450	238,037,500
March (25)	7,500	6,600	7,150	429,508,500

(*).We conducted a two for one split of our Common Stock from a nominal value of Rp500 per share to Rp250 per share as resolved by the AGMS on July 30, 2004, effective October 1, 2004. The price per share of the Common Stock reflects this split for all periods shown.

On December 30, 2010, the last day of trading on the IDX in 2010, the closing price for our Common Stock was Rp7,950 per share.

The high, low, closing prices and trading volume for our ADSs on the NYSE and the LSE for the periods indicated are shown in the table below. Trading in ADSs is effected “off exchange” on the LSE. Under LSE rules, off exchange trading means that transactions are carried out on other exchanges and once the transaction has taken place, it is reported to the LSE.

	Price per ADS (NYSE)			Volume	Price per ADS (LSE)						Volume
Calendar Year	High	Low	Closing	(in ADS)	High		Low		Closing		(in ADS)
	(In US Dollars)				(In US Dollars)
2006	46.68	24.65	45.12	73,308,200	46.69		23.78		45.49		96,767
First Quarter	31.51	24.65	29.99	16,351,500	31.38		23.78		29.48		50,600
Second Quarter	38.28	27.95	31.76	27,017,600	38.35		27.90		31.25		25,000
Third Quarter	36.56	30.32	35.78	13,358,000	36.15		30.08		35.78		6,167
Fourth Quarter	46.68	35.64	45.12	16,581,100	46.69		36.00		45.49		15,000
2007	56.50	37.74	41.57	83,650,348	56.87		38.29		41.33		43,051
First Quarter	46.98	37.74	42.69	23,459,831	46.82		39.30		42.91		30,000
Second Quarter	47.02	42.70	42.65	16,844,563	47.15		39.60		43.23		10,137
Third Quarter	51.61	40.00	48.31	19,900,045	51.60		38.29		48.80		1,729
Fourth Quarter	56.50	41.88	41.57	23,445,909	56.87		41.79		41.33		1,185
2008	45.50	17.31	25.01	98,988,347	45.74		16.89		24.62		38,028
First Quarter	45.50	37.50	41.50	21,441,196	45.74		36.32		41.99		6,808
Second Quarter	42.86	31.50	31.91	22,504,983	41.99		32.03		32.40		120
Third Quarter	34.49	26.47	29.47	23,663,355	35.43		26.46		28.49		20,000
Fourth Quarter	30.65	17.31	25.01	31,378,813	29.31		16.89		24.62		11,100
2009	41.55	20.19	39.95	67,767,999	40.76		25.67		41.02		3,757
First Quarter	26.45	20.19	25.70	16,518,171	27.92		25.67		25.67		3,000
Second Quarter	31.25	24.93	29.98	20,038,628	36.91		31.76		31.76		429
Third Quarter	35.93	31.38	35.70	18,490,886	37.43		37.16		37.16		270
Fourth Quarter	41.55	33.56	39.95	12,720,314	40.76		37.16		41.02		58
2010 `	43.80	30.33	35.65	69,803,576	42.00		30.76		34.91		19,673
First Quarter	41.18	34.62	35.76	15,338,571	41.20		35.41		35.41		1,030
Second Quarter	36.89	30.33	34.23	16,873,723	36.16		30.76		34.89		2,392
Third Quarter	42.31	33.75	41.29	15,732,144	42.00		34.20		42.00		15,324
Fourth Quarter	43.80	34.10	35.65	21,859,138	40.60		34.91		34.91		927
September	42.31	33.75	41.29	4,658,645	42.00		39.86		42.00		2,315
October	43.80	40.02	40.39	4,597,592	40.60		40.59		40.60		256
November	39.57	35.19	35.99	11,865,817	36.52		35.27		35.27		435
December	36.84	34.10	35.65	5,395,729	36.33		34.91		34.91		236
2011
January	36.05	31.68	33.62	7,546,639	35.73		33.39		33.44		521
February	34.97	33.18	33.90	4,263,701	-	*	-	*	-	*	-	*
March (25)	34.33	30.51	32.66	4.180,691	-	*	-	*	-	*	-	*

*) No transaction.

On December 31, 2010, the last day of trading on the NYSE and the LSE in 2010, the closing prices for one TELKOM ADS were US$35.65 and US$34.91, respectively.

RELATIONSHIP WITH THE GOVERNMENT AND GOVERNMENTAL AGENCIES

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder; our regulator as it adopts, administers and enforces relevant laws that regulate telecommunications sector and it sets tariffs and issues licenses and it is also one of our customers.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly-owned government departments and agencies, but excludes state-owned enterprises.

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.47% of our Common Stock as of December 31, 2010. Its ownership of the Dwiwarna Share gives it special voting and veto rights. See “—Shareholder Composition”. Under relevent laws, the “ownership” of our common stock and the single outstanding Dwiwarna Share is vested in the Ministry of Finance (“MoF”). In turn, and under the authority of the MoF, the Minister of State-owned Enterprise (“MSOE”) exercises the rights vested in these securities as our “controlling shareholder”.

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the benefits we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our Common Stock also apply to the Series A Dwiwarna share, except that the Government may not transfer the Series A Dwiwarna share, and has right of veto with regard to: (1) the nomination, appointment and removal of our Directors; (2) the nomination, appointment and removal of our Commissioners; (3) the issuance of new shares and (4) any amendments to our Articles of Association, including with respect to actions to merge or dissolve the Company, increase or reduce our authorized capital, or reduce our subscribed capital.

Accordingly, the Government effectively has control over these matters even if it owns less than a majority share of the outstanding Common Stock. The Government’s rights with respect to the Series A Dwiwarna share will not expire unless there is a change that requires the amendment of our Articles of Association, which would require the consent of the Government as the holder of said Series A Dwiwarna share.

The Government is also one of our customers. It is our policy not to enter into any transactions with affiliates unless the terms are no less favorable to us than they would be with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to Bapepam-LK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) with another IDX-listed company, must be approved by majority of the holders of our Common Stock who do not have a conflict of interest in the proposed transaction, unless such conflict of interest existed before listing and was fully disclosed in the offering documents.

Bapepam-LK regulations define a conflict of interest as a conflict between our economic interests and the shareholders’ interests on the one hand, and on the other, the personal economic interests of members of the Board of Commissioners, Board of Directors or other principal shareholders (defined as a holder of 20% or more of our Common Stock) or their affiliates, either jointly or individually. A conflict of interest also exists if a member of the Board of Commissioners or Board of Directors or a principal shareholder or their respective affiliates is involved in a transaction in which its personal interests may be in conflict with ours. Bapepam-LK has the authority to enforce these rules regarding conflicts of interest and holders of our Common Stock are also entitled to bring a suit to enforce these.

Under Bapepam-LK regulations, transactions between us and other state-owned or controlled enterprises may cause a conflict of interest. In such cases, the approval of the disinterested shareholders must be obtained if a conflict of interest arises. We believe that many transactions conducted with state-owned or controlled enterprises are on an arms-length, commercial basis and do not constitute conflict of interest transactions that would require an independent shareholders vote. Such transactions include our sale of telephone services to state-owned or controlled enterprises and our purchase of electricity from a state-owned enterprise. We expect that from time to time, in connection with the development and growth of our business we would enter into joint ventures, agreements or transactions with such enterprises. Under such circumstances, we may consult Bapepam-LK to determine whether a proposed joint venture, agreement or transaction would require a vote of independent shareholders under Bapepam-LK rules. If Bapepam-LK is of the view that such transaction would not require such a vote, we would proceed without seeking the independent shareholders’ approval. Otherwise, we would seek the requisite approval or abandon the proposed action.

The Government as Regulator

The Government regulates the telecommunications sector through the Ministry of Communications and Informatics (“MoCI”). The MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees the MoCI defines the structure of the industry, determines tariff formulas, establishes our Universal Service Obligations (“USO”), and otherwise controls many factors that could influence our competitive position, operations and financial position. Through the Directorate General of Post and Telecommunications (“DGPT”), the MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPT for each type of service offered, including for the frequencies we use (as allocated by the MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by the MoCI (some of which were previously issued by the Minister of Communications) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through the MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in telecommunications.

Certain of these licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp632.5 billion in 2008, Rp327.1 billion in 2009 and Rp341.9 billion (US$38.0 million) in 2010. Concession fees as a percentage of total operating expenses amounted to 1.5% in 2008, 0.7% in 2009 and 0.7% in 2010. Radio frequency usage charges amounted to Rp2,400.3 billion in 2008, Rp2,784.6 billion in 2009 and Rp2,892.3 billion (US$321.0 million) in 2010. Radio frequency usage charges as a percentage of total operating expenses amounted to 5.8% in 2008, 6.2% in 2009 and 6.3% in 2010. We paid USO charges to the MoCI amounting to Rp462.6 billion in 2008, Rp809.6 billion in 2009 and Rp834.5 billion (US$92.5 million) in 2010. USO charges as a percentage of our total operating expenses came to 1.1% in 2008, 1.8% in 2009 and 1.8% in 2010.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us (via the Government), with funds (“sub loan borrowings”) as “two-step loans” for certain expenditures. The sub-loan borrowings are guaranteed by the Government. As of December 31, 2010, we had a total of Rp3,136.7 billion (US$348.1 million) in such two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2010, 72.7% of such sub loan borrowings were denominated in foreign currencies, with the remaining 27.3% denominated in Rupiah. In 2010, the annual interest rates charged 7.57% on loans repayable in Rupiah, 4.00% to 6.67% on those denominated in US Dollars and 3.10% for those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2010, the total amount of revenues from Government departments and agencies excluding state-owned enterprises, was Rp1,144 billion, which was less than 1.7% of our consolidated total operating revenue and did not constitute a material part of our operating revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential,” which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls.

OTHER

Proportion of Common Stock held in Indonesia and Abroad

As of December 31, 2010, there were 42,128 registered shareholders, including the Government, of our Common Stock, including 7,905,556,938 shares of Common Stock held by 1,252 shareholders outside Indonesia.

As of December 31, 2010, there were 128 registered holders of our ADSs, holding 63,341,066 ADS.

Change in Control

As of the date of this 2010 Annual Report, we are not aware of any plans or developments that could result in a change of control over us, including amendments to our Articles of Association that would modify the rights pertaining to the Dwiwarna Share.

Related Party Transactions

We are party to certain agreements and engage in transactions with certain parties that are related to us, such as joint venture companies, cooperatives and foundations. Such parties include the Government and entities related to or owned or controlled by the Government, such as other SOEs. For further details on our related party transactions, see Note 44 to our Consolidated Financial Statement.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2010, we repurchased 490,574,500 Common Stock shares, equivalent to 2.43% of our issued and outstanding Common Stock, at a repurchase price of Rp4,264,073 million, including broker and custodian fees. Under our repurchase program, we repurchased 118,376,500 shares in 2006, 126,364,000 shares in 2007 and 245,834,000 shares in 2008. We did not repurchase any shares in 2009 or 2010. See Note 27 to our Consolidated Financial Statement.

We plan to retain, sell or use repurchased stock for other purposes in accordance with Bapepam-LK Regulation No. XI.B.2,Law No. 40/2007 regarding Limited Liability Companies and the resolutions of the AGMS on June 11, 2010, such as market placement, cancellation, equity conversion, and funding.

Pursuant to a resolution of the AGMS on June 11, 2010, the Board of Directors must seek prior approval from the Board of Commissioners to undertake any change or transfer of treasury stock and report its utilization of transfer to the AGMS. Before giving its approval, the Board of Commissioners must consult with the holder of the Series A Dwiwarna share.

TELKOM BUSINESS OVERVIEW

OPERATIONAL OVERVIEW

TELKOM is Indonesia’s leading telecommunications provider. Following the decline of our legacy fixed wireline business in previous years and the plateau in the growth of our cellular business, we have sought since 2009 to transform our Company from a traditional telecommunications provider into a TIME (telecommunications, information, media and edutainment) provider.

Our product portfolio, which includes the products of our key subsidiaries Telkomsel, Metra, Indonusa, Infomedia, Finnet, Mitratel, Pramindo and Sigma, is outlined by the following categories:

CORPORATE STRATEGY

In 2010, our business strategy was broadly focused on implementing our envisioned TIME business framework and completing our transformation into a TIME provider, including what we believe is a transformation of our corporate culture. We aimed to position our services to take advantage of an increasing demand for data services, among other new wave businesses. We also explored potential opportunities overseas through partnerships with overseas operators targeting Asian and Middle Eastern markets.

We expect our TIME businesses to contribute most of our future growth. We aim for our TIME businesses to contribute 60% of industry revenues by 2015. (See “Risk Factors – Forward Looking Statements may not be accurate”). We expect this growth will come from our Customer Portfolio businesses, which cover the Consumer, Small Medium Enterprise (“SME”), Enterprise and Wholesale segments from both domestic and international markets. As the TIME business grows, we expect the proportion of revenue from our established fixed wireline and cellular businesses to decline

As part of our TIME business we provide integration services, IT services (cloud computing and managed services), e-payment, ITeS and pay TV. To support these developing business segments, we invested in Internet Protocol (“IP”)-based Next Generation Network (“NGN”) technology. This upgraded infrastructure allowed us to launch, among other products, our Internet Protocol Television (“IPTV”) service in 2010. IPTV is a broadband-based subscription TV service with sophisticated features and services that are not available through regular pay TV. We expect IPTV to become one of our flagship businesses in the future.

We are also developing content services to take advantage of the increasing demand for content with increasing use of websites such as Google and Facebook and increasing mobile access facilitated by the BlackBerry, the iPhone and other smartphones.

We adopted the following ten strategic initiatives in 2010 to develop our IME businesses:

(i)            Optimizing fixed wireline (“FWL”) legacy

In 2010, we successfully slowed the decline in revenue from our fixed wireline business, which has been declining in previous years. We seek to:

-      Increase FWL margins and revenue;

-      Reduce churn in our FWL services by exploring opportunities to enhance and introduce innovations in these services;

-      Align the organization with the development of other businesses;

-      Pursue operational efficiencies by upgrading our FWL business processes; and

-      Change the culture to support the achievement of our targets.

(ii)          Consolidate and grow fixed wireless access (“FWA”) business and manage wireless portfolio

Our strategy to manage our wireless portfolio includes:

-      Establishing an independent business unit for TELKOMFlexi;

-      Ensure the future growth of fixed wireless business by forming a strategic partnership with another operator; and

-      Managing overall wireless portfolio of the group to ensure maximum value creation.

(iii)        Invest in broadband

Our broadband business strategy includes:

-      Developing our business by strengthening existing core product and increasing customer loyalty;

-      Exploiting new opportunities by developing new product ranges and bundling; and

-      Expanding the business through creation of premium VAS when the opportunities arise.

(iv)         Integrate SME, and Enterprise solutions, and invest in Wholesale

By this strategy we aim to better serve our SME, Enterprise and wholesale customer segment by:

-      Developing new product ranges and bundling packages to meet our customer specific needs;

-      Leveraging TELKOMGroup capabilities to increase SME, Enterprise and wholesale customer loyalty; and

-      Developing an appropriate business approach to focus on growth products and customers while maintaining a balance between retail and wholesale.

(v)           Invest in IT services, including e-Payment

We aim to diversify our revenues by entering the IT industry to provide business solutions for SME and enterprise customers.

We do this by providing a full range of IT services starting from access and connectivity to IT enabled services, including e-payment solutions.

(vi)         Invest in media and edutainment business

In anticipation of growing convergence TIME industries, we aim to enter the media and edutainment business as a content aggregator. We aim to take advantage of the increasing demand for content with increasing use of internet, including social networking service and increasing use of wireless broadband.

(vii)       Invest in strategic international opportunities

We aim to leverage our leading domestic position to seek appropriate overseas opportunities. TII manages our international telecommunications and network services business, while Metra manages our international IME business.

(viii)     Integrate NGN and OBCE

We aim to upgrade our network infrastructure to support various new wave products, including IT transformation to enable Consolidated Data, Consolidated Billing and Integrated CRM for TELKOM.

OBCE is an abbreviation of Operational support system, Business support system, Customer support system and Enterprise relations management.

(ix)         Align business structure and portfolio management

We aim to align our business structure to support our TIME business portfolio

(x)           Transform culture

As part of our transformation into a TIME provider, we aim to transform our corporate culture and communicate a more modern set of corporate values to our employees. We have documented this cultural transformation as the move from “TELKOM 135” to “TELKOM’s 5C”, or to our five new core values. For more details about 5C, please see TELKOM’s HR Development.

STRATEGIES OF SUBSIDIARIES

In 2010, we executed several corporate strategies through our subsidiaries:

-      In February 2010, Metra acquired a 75% interest in AdMedika, a leader in the third party administration (TPA) business that handles online claims between hospitals and health insurance providers.

-      In December 2010, TII has operated at Hong Kong to serve our international traffic from Hong Kong.

-      In August 2010, TII increased its stake in Scicom, a global call center company domiciled in Malaysia, to 29.71%. Through TII, we also joined the American Asia Gateway (“AAG”) and South-East Asia Japan Cable System (“SJC”) consortia, and deployed submarine fiber optic cables with landing points throughout Asia and in America. These were in line with our strategic initiative to pursue appropriate investments overseas.

-      In August 2010, Metra increased its ownership in Sigma from 80% to 100%. These acquisitions were part of our strategic initiative to invest in IT services

-      In August 2010, Metra established Melon, a joint venture company in which Metra has a 51% interest while SK Telecom owns the remaining 49%. Melon provides digital music and related content services for cell phones, personal computers, consumer electronic channels and other digital media. This was part of our strategic initiative to invest in the media and edutainment business.

-      Through PT Dayamitra Telekomunikasi, TELKOM’s wholly-owned subsidiary, we can enlarge the tower lease business, which belongs to TELKOM and Telkomsel. TELKOMGroup currently has about leasable 16,000 towers nationwide. By the end of 2010, TELKOM added 733 new tenants with tenancy rate of less than 1.2 units. In 2011, TELKOM plans to lease more than 2,000 towers and applies bandwidth Base 2G frequency fee. The frequency fee is expected to be flat in 2011 due to the increase in frequency fees on CDMA microwaves and the annual increase on 3G service fees.

BUSINESS REVIEW

We provide a wide range of telecommunications services including:

-      Fixed lines (which consists of fixed wireline and fixed wireless), including long distance telephone services;

-      Cellular;

-      Interconnection;

-      Network;

-      Data, internet and information technology (“IT”);

-      Revenue-sharing arrangements; and

-      Other services (including revenue from telephone directory services and building management services).

For segment reporting purposes, we have divided our business into four segments: fixed wireline, fixed wireless, cellular and others.

The fixed wireline segment provides local, domestic long distance (“DLD”) and international telephone services, and other telecommunications services (including leased lines, telex, transponder, satellite and Very Small Aperture Terminal, or VSAT) as well as ancillary services. Our fixed wireless segment provides local and domestic long-distance CDMA-based services as well as other telecommunications services. Our cellular segment provides mobile cellular telecommunications services. Any operating segment that does not represent more than 10% of our revenues is presented as” ”others” and such segments include telephone directory production and our building management businesses.

For 2010, other than interconnection customers and Government departments and agencies, no single customer accounted for more than 1% of our total operating revenues. Our business does not experience significant seasonality.

The following pages describe the execution of our strategic initiatives in our operations:

a.     Fixed Telephone Services

Despite our stated emphasis on developing our IME businesses, we aim to maximize our revenue from our legacy fixed wireline business, which remains the leader in its market. As discussed below, in 2010, we successfully slowed the decline in this segment’s growth.

1.     Fixed Wireline

We aim to deliver reliable, high quality connectivity for local, domestic long distance and international calls. In addition, we have upgraded features such as voicemail and information, billing and directory assistance services.

We migrated to more efficient technology, reduced churn in FWL by optimizing IDD opportunities, and developed new service innovations such as NGN and FMC services. To manage FWL customer churn in 2010, we continued our “fixed business improvement program” promotion, which offers FWL customers monthly fixed payment packages for local and DLD calls up to a certain amount, based on customer usage history.

To increase customer loyalty among our fixed wireline, TELKOMSpeedy and YesTV customers, we launched our reward points program, ‘TELKOM Poin Rejeki Tumpah’. This rewards program allows customers to exchange accumulated points for gifts or to enter prize draws.

Indonesia had a fixed wireline market penetration of 3.0% as of December 31, 2010 and we controlled approximately 99.0% of this market with a total of 8.3 million customers. We experienced a 0.9% decline in our fixed wireline subscriber base as of December 31, 2010 compared to 2009, which was less than the 2.9% decline in 2009 compared to 2008.

2.     Fixed Wireless Access

We offer CDMA-based fixed wireless access with limited mobility under the "TELKOMFlexi" or “Flexi” brand. We created a separate business unit, TELKOMFlexi Division (“DTF”)

In 2010, TELKOMFlexi introduced the following new service products:

Flexi Programme	Innovations
‘FlexiChatting’

Launched in February 2010, FlexiChatting facilitates the exchange of chat messages between users of different programs such as Facebook, Twitter, Yahoo Messenger, Google Talk and TELKOM’s Flexi Messenger.

‘FlexiNet Unlimited’	This program was launched in August 2009. The program offers unlimited internet access within a fixed period for Rp2,500 per day, Rp15,000 per week or Rp50,000 per month.
‘Flexi Irit Mingguan’

In May 2010, we launched the Flexi Irit Mingguan program which allows customers to, for a charge of Rp5,000, get Rp500,000 worth of bonus pulses which can be used for Flexi on-net calls (local and DLD 01017) for seven days after registering. If the bonus pulses are consume, the customer is charged for regular pulses. Calls other than local and DLD 01017 F2F calls will be deducted from the regular pulses. Customers can take advantage of this program in COMBO.

Flexi Irit Mingguan Xtra	Launched on July 28, 2010, Flexi Irit Mingguan Extra (FIM Extra) allows users to get Rp500,000 worth of bonus pulses, for a charge of Rp5,000 (which can be used for seven days) as follows:
- Rp350,000 for Flexi on-net calls (Local & DLD01017), which can be used from the first minute;
- Rp50,000 for Flexi calls to residential phones (Local & DLD) which can be used after the second minute (per call);
- Rp50,000 for Flexi calls to GSM Telkomsel (Local & DLD Telkomsel) which can be used after the second minute (per call);
- Rp50,000 for SMS to another Flexi number, which can be used after sending 2 SMS to a Flexi number (per day). To register for the FIM Xtra program, type 5000 and send to 123.
Flexi ngROOMpi'	FlexiROOMpi, launched in December 2009, allows users to hold conference calls at Rp49 per minute, with no maximum number of users.

We celebrated the 2010 World Cup through an exclusive cooperation agreement with the holders of the official World Cup 2010 broadcast rights, the Media Nusantara Citra (“MNC”) Group and Electronic City Entertainment. As the 2010 World Cup tournament progressed from June 11 to July 11, 2010, TELKOMFlexi held the 'Football Mania Party' program in cooperation with 24 malls in nine cities.

In 2010 the DTF entered into a strategic partnership with Klub Guru Indonesia (the Indonesian Teachers' Club) to explore this market segment more deeply.

Through promotions under various strategic partnerships, we succeeded in growing our fixed wireless subscriber base to 18.2 million customers as of December 31, 2010. This represents 56.5% of the fixed wireless subscriber base, consisting of 32.2 million customers as of December 31, 2010. Our fixed wireless customers grew by 20.0% in 2010, compared to December 31, 2009 from 15.1 million customers.

We aim to develop TELKOMFlexi into a leader in the fixed wireless business and expand its revenue contribution alongside Telkomsel's cellular services. We are currently reviewing a number of options to acquire other fixed wireless operators to increase our market share.

b.     Cellular Services

Telkomsel operates our cellular services and these still account for the majority of the telecommunications services we provide, with their contribution to our revenue remaining stable over the last five years.

In 2010, Telkomsel introduced the following new cellular service products:

Telkomsel Program	Innovations
‘88 Menit’

This program offers an additional 88 minutes of calls for each 8-minute call made by postpaid kartuHALO subscribers. This promotion was offered from April to August 2010 to reward loyal kartuHALO customers.

‘KartuAs Rp2,000'	In April 2010, a new edition of the ‘KartuAs Rp2,000' starter pack offered Rp2,000 worth of pulses as part of the package with the aim of the number of our cellular prepaid customers.
‘Jagoan Duo'

We launched a new program in April 2010 to make our prepaid cellular services more attractive, and received a strong response from customers. Our 'simPATI Jagoan Nelpon' promotion offered, 300 minutes of additional call time and 300 SMSs after Rp4,000 worth of phone usage. Our 'KartuAs Jagoan Serbu', promotion offered 100 minutes of additional airtime and 1,000 SMSs

‘simPATI Freedom'	We introduced a new simPATI starter pack which offers 100 free SMSs to other networks, 1 MB of free internet use, a free wallpaper and other bonuses.
‘simPATI all night long call unlimited'	We introduced a new package of 100 minutes of free calls and an additional 300 minutes of free calls usable only from 6:00 to 11:59 PM.

c.     Interconnection Services

As the leading telecommunications operator, we receive revenue from our competitors because we impose charges when they connect to our network.

Following the implementation of the cost-based interconnection scheme, in December 2006 we entered into new interconnection agreements with other domestic operators. These new agreements address the requirements of TELKOM’s Reference Interconnect Offer (“RIO”).

On February 5, 2008, the Government issued a regulation governing tariff adjustments to the cost-based interconnection regime introduced on January 1, 2007. This regulation required TELKOM and Telkomsel, along with 10 other telecommunications operators in Indonesia, to align their interconnection charges with those imposed by the new regime by April 1, 2008. On April 11, 2008, the Government approved RIOs from the dominant operators (those controlling more than 25% of the market), including TELKOM and Telkomsel, to replace the previous RIOs. We have not made further adjustments to interconnection charges since 2008.

	For the years ended December 31
	2006	2007	2008	2009	2010
	(millions of minutes)
Mobile Cellular Interconnection(1)
Incoming paid minutes	5,162.2	4,970.0	6,626.9	5,748.5	4,924.0
Outgoing paid minutes	7,704.2	7,251.8	5,879.4	4,622.9	3,973.9
Fixed Line Interconnection(2)
Incoming paid minutes	864.9	923.5	1,362.3	1,547.8	1,414.9
Outgoing paid minutes	965.2	1,437.1	1,988.5	1,910.6	1,502.2
Satellite Phone Interconnection
Incoming paid minutes	9.3	5.1	3.2	1.8	1.3
Outgoing paid minutes	4.5	2.3	1.6	1.0	0.8
International Interconnection(3)
Incoming paid minutes	861.9	1,208.5	1,409.8	1,475.4	2,046.7
Outgoing paid minutes	177.6	162.9	165.5	160.4	161.2
Total
Incoming paid minutes	6,898.3	7,107.2	9,402.1	8,773.6	8,386.8
Outgoing paid minutes	8,851.5	8,854.1	8,035.0	6,695.0	5,638.2

(1)   Includes interconnection with Telkomsel.

(2)   Fixed line interconnection minutes reflect interconnection with the networks of PT Bakrie Telecom (formerly PT Radio Telepon Indonesia or Ratelindo), PT Batam Bintan Telekomunikasi, Indosat starting 2004 and Mobile 8 Phone starting 2008.

(3)   International interconnection minutes are derived from interconnection with Indosat’s international network starting 2004 and also derived from interconnection with Bakrie Telkom’s international network starting 2009, (incoming and outgoing calls using TIC-007).

Paid minutes from Telkomsel for the year 2006 to 2010 are set forth in following table:
	For the years ended December 31
	2006	2007	2008	2009	2010
	(millions of minutes)
Incoming paid minutes	2,914.0	2,663.2	3,637.6	3,379.6	2,857.1
Outgoing paid minutes	4,546.0	4,188.0	3,270.6	2,611.9	2,184.5

d.     Network Services

We directly manage the provision of network services for a range of customers that include our business partners, other businesses and other licensed telecommunications operators. We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, and terrestrial and satellite-based leased lines. Our customers can enter into agreements with periods from several minutes of broadcasting to long-term contracts for one to five years.

We also have other supporting businesses, which include the supply of towers for the installation of BTSs for cellular operators. We manage this business through Mitratel.

e.     Data and Internet Services

Our data services include SMS for fixed wireline, fixed wireless and cellular phones, dial-up and broadband internet access, data network services (including VPN frame relay and IP VPN), VoIP for international calls, ISDN connections and other multimedia services.

As of December 31, 2010, we dominated the broadband business in Indonesia with a 64.9% market share and a total of 8.4 million customers. Our data, internet and IT services contributed 28.9% of the Company’s total revenue as of December 31, 2010.

Our postpaid internet access service, TELKOMNet Instan, is accessible in all cities in Indonesia. In 2010, 398 million minutes were used by approximately 103 thousand TELKOMNet Instan customers. However, the number of subscribers decreased by some 77% against the previous year. This decrease is consistent with the status of TELKOMNet Instan customers, most of whom are new internet customers who will be targeted for migration to Speedy broadband in future.

We also provide broadband internet access through existing copper cables using ADSL technology. On December 31, 2010, we had approximately 1.6 million internet broadband customers, an increase of 44.0% from the prior year. We also provide Flash, our mobile broadband internet product. On December 31, 2010, we had approximately 3.8 million mobile broadband customers, an increase of 128.0% from the last year.

Our premium VoIP service, “TELKOMGlobal-01017”, offers low-cost international calls, while standard international calls are available through “TELKOMSave”. Both services are accessed by dialing a special access code. We have entered into agreements with eight global carriers (four carriers for outgoing calls, one for incoming calls and three for both outgoing and incoming calls) to provide worldwide access for customers. All these global carriers are wholesalers who allow us access to their international networks.

During 2010, a total of 311.2 million outgoing minutes (using TELKOMSave and TELKOMGlobal-01017) and incoming VoIP minutes (from our global partners) were used. This represents an increase of 33.4 million minutes, or 12.0%, in VoIP calls compared to 2009. In contrast, incoming calls fell by 55.0% from 20.5 million minutes in 2009 to 9.2 million minutes in 2010. This decline was largely due to the bulk of incoming traffic being carried though clear channel.

Outgoing VoIP calls increased 17.8% from 256.3 million minutes in 2009 to 301.9 million minutes in 2010.

Information about our VoIP services are shown in the following table:

Item	TELKOMGlobal-01017	TELKOMSave
Dial	One Stage	Two Stages
Quality/Technology	Premium VoIP	Standard VoIP

f.     Revenue-Sharing Arrangements (“PBHs”)

We have entered into separate agreements with several investors under revenue sharing arrangements to develop fixed line services, public card-phones (including their maintenance) and related supporting telecommunications facilities. For further details regarding the revenue-sharing arrangements, see Note 46 to our Consolidated Financial Statements.

g.      Other Services

We provide various other services such as telephone directory services through Infomedia, and subscription cable television services through Indonusa.

NETWORK INFRASTRUCTURE

In line with the transformation of our business and the INSYNC 2014 Master Plan, we upgrade our network infrastructure to facilitate the delivery of IME services. This transformation had the following aspects:

a.       Service transformation, prioritizing support for multiplay and convergent services with broadband as the primary driver;

b.       Network transformation, aimed at the application of all IP based NGN;

c.        Operational transformation, to support greater efficiency in operational implementation, with an emphasis on managing the customer experience;

d.       OBCE transformation, realized through a transformation of our information technology and systems.

Fixed Line Network and Backbone

a.     Fixed Wireline Network

Our fixed wireline network consists of a hierarchy of local and trunk telephone exchanges. Subscribers’ telephones are connected to their local exchange by an outside plant, or facilities that include wireline (fiber optic and copper) and local wireless transmission connections and the related distribution facilities.

As of December 31, 2010, we managed 8.3 million fixed wireline connections. However, under our Infrastructure, Service and Operational Master plan (INSYNC2014 2008-2014), we aim to upgrade our legacy network to a NGN which supports new wave services and network operation methods. We also aim to upgrade our network infrastructure to all IP infrastructure. Our target is to provide full NGN service by 2014.

The following table shows data related to our fixed wireline network from 2006 to 2010:

Operating Statistics	As of and for the Year Ended December 31,
	2006 (1)	2007 (1)	2008 (1)	2009 (1)	2010 (1)
Exchange capacity	10,439,658	10,732,304	11,038,818	11,094,063	11,237,229
Installed lines	9,634,910	9,704,576	9,838,537	10,013,565	10,510,048
Lines in service(2)	8,709,211	8,684,888	8,629,783	8,376,793	8,302,818
Subscriber lines	8,328,179	8,324,197	8,302,730	8,038,294	7,980,337
Public telephones	381,032	360,691	327,053	338,499	322,481
Leased lines in service (3)	7,476	6,338	6,084	4,273	3,988
Fixed wireline subscriber pulse production (millions)(4)	64,012	75,451	62,940	54,186	9,403
Fault rate(5)	3.6	3.8	3,5	3.1	2.5

(1)     We acquired our last remaining KSO/Joint Operation Scheme (JOS) partner, JOS VII, in October 2006 and no longer have any JOS Divisions.

(2)     Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(3)     Excludes leased lines for our network and multimedia businesses.

(4)     Consists of pulses generate by local and domestic long-distance calls, excluding calls from public pay phones and cellular phones.

(5)     Faults per 100 connected lines per month.

The following table sets out information relating to our fixed line network in each of our operating divisions as of December 31, 2010;
	Division I	Division II	Division III	Division IV	Division V	Division VI	Division VII	Total
	(Sumatra)	(Jakarta)	(West Java and Banten)	(Central Java)	(East Java)	(Kalimantan)	(East Indonesia)
Local exchange capacity	1,510,520	3,808,750	1,219,935	1,012,874	2,003,072	619,581	1,062,497	11,237,229
Total lines in service	1,135,182	2,844,964	786,677	803,805	1,403,712	450,632	877,846	8,302,818
Capacity utilization(%)(1)	75.2	74.7	64.5	79.4	70.1	72.7	82.6	73.9
Installed lines	1,453,554	3,629,761	865,500	1,038,192	1,899,053	563,259	1,060,729	10,510,048
Utilization rate(%)(1)	78.1	78.4	90.9	77.4	73.9	80.0	82.8	79.0
Population (millions)(2)	50.6	9.0	53.7	36.0	36.3	14.0	35.3	234.9
TELKOM line penetration(%)(3)	2.2	31.6	1.5	2.2	3.9	3.2	2.5	3.5

(1)      Capacity utilization (lines in use/exchange capacity) and utilization rate (lines in service/installed lines) of fixed wireline.

(2)      Index number from Statistics Indonesia (estimated figures).

(3)      TELKOM’s penetration based on estimated population figures.

b.     Fixed Wireless Network

Our fixed wireless network infrastructure consists of Mobile Switching Centers (“MSC”) that are connected by trunk exchanges. Each MSC is also connected to a Base Station Sub System (“BSS”) comprising a Base Station Controller (“BSC”) and a Base Transceiver Station (“BTS”). These in turn connect the customers’ handheld devices and fixed wireless terminals to our fixed wireless network.

The number of fixed wireless connections in service has rose from 15.1 million in 2009 to approximately 18.2 million in 2010.

The following table shows data relating to our fixed wireless network since 2006:

	As and for the Year Ended December 31,
	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)
Exchange capacity (MSC)(3)	6,655,891	12,831,841	15,885,020	23,393,631	24,048,993
Installed lines (BTS)(3)	7,698,039	9,383,924	19,861,324	27,653,553	27,344,151
Lines in service(2)	4,175,853	6,362,844	12,725,425	15,139,057	18,161,278
Subscriber lines	4,163,284	6,335,452	12,698,827	15,115,892	18,142,955
Public telephones	12,569	27,392	26,598	23,165	18,323
Fixed wireless subscriber pulse production/minutes production (millions)(4)	5,512	9,144	12,304	14,627	11,768

(1)   Since October 2006, when we acquired our last remaining JOS partner, JOS VII, we no longer have any JOS Divisions.

(2)   Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.

(3)   Prior to 2006, BTS and MSC capacities were calculated on the assumption that traffic allocation per subscriber was 60 mE (milli-Erlang). However, the average traffic per subscriber in 2005 was only 18 to 30 mE. Therefore, BTS and MSC capacities in 2006, 2007 and 2008 were calculated on the assumption of a traffic allocation per subscriber of 30 mE.

(4)   Consists of minutes of usage from local and DLD calls, excluding calls made from public pay phones and mobile cellular phones.

c.     Broadband Network (Backbone)

The backbone of our telecommunications network is made up of transmission, trunk switches and core routers that connect several access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, fiber optic cable and other transmission technology.

The following table shows our backbone transmission capacity as of December 31, 2009 and December 31, 2010:

 Backbone

2009	Capacity (number of Transmission medium circuits)
	E1	STM-1	STM-4	STM-16	STM-64
Terrestrial transmission network
Optical fiber cable	24,489	285	30	24	39
Microwave	4,800	12	—	—	—
Submarine cable	2,508	38	7	—	9
Satellite transmission network	702	—	—	—	—
Total	32,499	335	37	24	48

2010
Terrestrial transmission network
Optical fiber cable	25,467	319	46	26	121
Microwave	4,566	16	—	—	—
Submarine cable	2,368	37	7	—	10
Satellite transmission network	666	—	—	—	—
Total	33,067	372	53	26	131

Noted: The backbone transmission unit uses E1, STM1 (equivalent to 63 E1), STM4 (equivalent to 4 STM1), STM16 (equivalent to 4 STM4), and  STM64 (equivalent to 4STM16) units. STM (Synchronous Transfer Mode) is the unit typically used in backbone  transmission networks.

Facilitating broadband services requires a high capacity transmission network using nxSTM-1  units. E1 units are used to support legacy services.

We operate the TELKOM-1 and TELKOM-2 satellites as well as 190 earth stations, including one satellite master control station. Our TELKOM-1 satellite has 36 transponders, including 12 extended C-band transponders and 24 standard C-band transponders, while TELKOM-2 has 24 standard C-band transponders. Both satellites are used for the following purposes:

–    Network backbone transmission;

–    Rural telecommunications services;

–    Back-up transmission capacity for national telecommunications networks;

–    Satellite broadcasting, VSAT and multimedia services;

–    Satellite transponder capacity leasing;

–    Satellite-based leased lines;  and

–    Teleport (earth station uplinking and downlinking service to and from other satellites).

In addition to our two satellites currently in service we also lease a number of transponders from other satellite providers including eight transponders from GE 23, two transponders from Apstar-1, two transponders from Sinosat and eight transponders from JCSaT5a.

We provide satellite transponder leasing, satellite broadcasting, VSAT, audio distribution, and terrestrial and satellite-based leased lines. Our customers include businesses and other telecommunications operators. Customers can enter into agreements that cover periods from several minutes to long-term contracts for one to five years. The maximum annual tariff per transponder is US$1.2 million, although in some instances we can offer discounts for long-term customers.

We continue to develop our satellite network to maintain and grow our revenue and our share of the satellite services market. On March 2, 2009, we signed a contract for the procurement of the TELKOM-3 Satellite System with a satellite system company, Academician M.F. Reshetnev. The contract’s value is US$ 178.9 million, and it is conditioned upon the company launching the satellite. The TELKOM-3 satellite will be in position for launch within 26 months of the effective date of the contract and will require a further 29 months to move to its final designated orbital position.

The TELKOM-3 Satellite will be launched at the end of 2011 and will have a capacity of 42 active transponders, which is equivalent to 49 transponders with 36MHz BW. The geographical coverage of the TELKOM-3 Satellite will extend to Indonesia and  ASEAN (Standard  C-Band), Indonesia and Malaysia (Ext. C-Band) and Indonesia (Ku-Band). Of the TELKOM-3 Satellite’s 42 transponders, 40-45% or around 20 transponders, will be for commercial use, with the remainder used to boost capacity for TELKOM services.

Cellular Network

Telkomsel offers the most extensive network coverage of any cellular operator in Indonesia. It currently operates GSM/DCS, GPRS, EDGE and 3G networks. The GSM/DCS network consists of 7.5 MHz of bandwidth on the 900 MHz frequency and 22.5 MHz of bandwidth on the 1,800 MHz frequency. Both networks operate as a single integrated dual band network. Telkomsel’s 3G network uses 10 MHz of bandwidth on the 2.1 GHz frequency.

As of December 31, 2010, Telkomsel’s digital network was supported by 36,557 BTS, 191 cellular switching centers and 840 BSCs, with an overall network capacity capable of facilitating the communication needs of 98.6 million customers.

Data and Internet Network

We began operating data network services in 1997 and since then have progressively developed and expanded our network. As of December 31, 2010, our IP-based network covered 644 locations with 757 router nodes nationwide. We are committed to making continuous improvements in the speed and quality of the IP-based network. This network functions as the transport network for our high quality VPN, VoIP, dial-up and broadband internet services. We now have remote access servers in 117 locations with 167 nodes nationwide which are used for our “TELKOMNet Instan” dial-up internet service and corporate dial-up internet services.

We have been providing fixed line-based broadband internet access using ADSL technology since 2004 under the brand name “Speedy”. As of December 31, 2010, we had 1.6 million Speedy customers, representing growth of 44.0% from 1.1 million Speedy customers as of December 31, 2009. Since May 2008, Speedy had a speed of up to 3 Mbps.

Telkomsel also provides a mobile broadband product under the brand name “Flash”. As of December 31, 2010, we had 3.8 million Flash customers, representing growth of 128.0% from the 1.7 million customers as of December 31, 2009.

International Networks

To route outgoing and incoming calls on our IDD service, “TIC-007”, we operate international gateways in Batam, Jakarta and Surabaya, which have reliable links to domestic networks. At present, we have no plans to develop any gateways.

We have been improving our international network infrastructure primarily and preparing it to support our NGN-based infrastructure transformation. As part of the development of service nodes, we will use softswitches to support international services.

Our international network is supported by a Submarine Communications Cable System (“SCCS”), the Dumai-Malaka Cable System (“DMCS”), and the Thailand-Indonesia-Singapore (“TIS”) system, as well as an indefeasible right of use (“IRU”), microwave-based border radio and satellite. To consolidate our international network and expand broadband services with a 40Gb bandwidth capacity, TII entered into the AAG cable consortium in April 2007 with an initial investment of US$48 million. Longer-term plans include enhancing international access to Eastern Indonesia as well as diversifying services and capturing business opportunities in South Asia, the Middle East and Europe. In addition, on January 11, 2010, TII also entered into South East Asia-Japan Cable System (SJC) Sea Cable Consortium and External Capacity to United States of America with an initial investment of US$45.2 million. As at December 31, 2010, no payment has been made by TII to the Consortium.

In addition to infrastructure expansion, we have entered into international telecommunications service agreements with a number of overseas operators to facilitate international call interconnections. Moreover, since we do not have agreements with telecommunications operators in all our IDD destinations, we have signed agreements with SingTel Mobile, Telekom Malaysia, MCI, and other operators under which they act as hubs and route international calls to certain destinations. As of December 31, 2010, we had entered into international telecommunications service agreements with 33  international operators in 20  countries, compared to 37 international operators in 19 countries as of December 31, 2009. We plan to enter into further international telecommunications service agreements with other operators for direct interconnections, targeting operators in the top 20 destinations for our outgoing IDD traffic.

NETWORK DEVELOPMENT

Fixed Line Network Development

In 2010, we strengthened our NGN infrastructure as mandated in our INSYNC2014 Master Plan, with the ultimate aim of transforming our network into the one capable of supporting our “Broadband for Digital Home”, “Broadband for Enterprise” and “Broadband Anywhere” services.

Key developments in our fixed line network development during 2010 are summarized below:

Project	Description
Asia America Gateway Consortium	The international cable system provided by this consortium has been operational since November 10, 2009 with an initial capacity of 40Gb.
Java-Sumatra-Kalimantan (Jasuka) Project

The Jasuka submarine backbone infrastructure continued to undergo capacity expansions to support domestic and international internet demand as well as Telkomsel’s requirements. In 2010 an additional 12 lambda (120Gb) of capacity was deployed for the Ring 3 submarine portion (Batam Tengah-Pontianak-Tanjung Pandan-Tanjung Pakis); an additional 9 lambda (300Gb) for the Ring 3 land portion (Dumai-Pekanbaru-Jambi), and 7 lambda (70Gb) for Ring 1A (Medan-Pekanbaru-Padang-Pematang Siantar).  This long haul transport backbone expansion was completed on January 20, 2011. An additional 7 lambda (70Gb) of capacity will be added with the completion of the backbone project along the west coast of Sumatra (Ring 1B Medan-Banda Aceh), for which only a small part of the  Lamno-Lhoknga land cable remains to be installed.

Java Backbone expansion

A 1 lambda (10Gb) capacity upgrade of the Java backbone for Telkomsel and 1 lambda (10Gb) for Natrindo Telepon Selular (“NTS”) was completed in March 2010.. In 2010 the Java backbone was upgraded by an additional 10Gb-based 3 lambda and 40Gb-based 1 lambda to meet IP backbone and Telkomsel traffic needs. This capacity expansion brings the Java backbone capacity to 19 lambda (220Gb).

Transport Backbone installation

In 2010 we began the installation of a transport backbone in Java and the Jasuka zone using new technology based on 40Gb and ASON (Automatic Switch Optical Network) to fulfill the considerable demand for bandwidth in these areas.

JaKaLaDeMa Submarine Cable Project

The JaKaLaDeMa submarine cable and OSP fiber cable project connecting Java, Kalimantan, Sulawesi, Denpasar and Mataram was competed in April 2010. With an initial capacity of 2 lambda (20Gb), the JaKaLaDeMa cable has 3 rings: Ring 4 (Java-Kalimantan), Ring 8 (Kalimantan-Sulawesi) and Ring 9 (Denpasar-Mataram). We expanded the capacity of the Pontianak Pangkalan Bun-Banjarmasin segment by an additional 2 lambda to fulfill demand from Telkomsel customers. To meet the demands of Telkomsel customers, the capacity of Ring-8 was upgraded by 1 lambda and Ring-4 by 3 lambda.

Mataram-Kupang Palapa Ring Project

Work on the Palapa Ring Mataram-Kupang submarine cable system has been ongoing since the procurement and installation contract was signed on November 24, 2009, and deployment is scheduled for second quarter 2011 with an initial capacity of 40Gb. This project will provide a network link between Mataram and Kupang, connecting the islands of Lombok, Sumbawa, Sumba, Flores and Timor.

Project	Description
Softswitch implementation

First implemented nationwide in 2009, our softswitch project now comprises call agents (softswitch) in 12 locations, trunk gateways in 28 locations and a capacity of 275,609 line units (LU), adding capacity for fixed lines and supporting access and exchange modernization by replacing the obsolete TDM switches. The full scope of this 2009 project is expected to be in operation in December 2010. In 2010 we began the addition of 74,141 SS, which is scheduled for completion in March 2011, as well as 157,873 SS, which will be ready by July 2011. A further development will be the implementation of IMS (IP Multimedia Subsystem), which we trialed in 2010.

MSAN Platform development

We have been developing the MSAN platform for our fixed line network with a total of 313,893 lines in 2009 and 299,936 lines in 2010. We currently have 3 MSAN platforms providing nationwide coverage. The 2009 development was completed in December 2010 while the 2010 project is expected to be operational in April 2011.

Gigabyte-Passive Optical Network (“GPON”) Development Project

We began development of our GPON in 2009, focusing on large bandwidth solutions of up to 100 MBps to attract the high-end market and to support the Node B mobile backhaul for our subsidiary, Telkomsel, to increase mobile broadband penetration. The GPON will also support the delivery of fiber optic broadband directly to homes and high-rise buildings in selected locations. The 2009 development included 140 Optical Line Termination, 152 Optical Network Unit (“ONU”) and 715 Optical Network Termination (“ONT”) nodes, all of which were completed in December 2010. A 1,000 ONT expansion of GPON was begun in November 2010 as Node-B mobile backhaul for Telkomsel and to fulfill the needs of customers in high-rise buildings.

IP-based Network expansion	For more information on this project, see “Data Network Development”.
Metro Ethernet Network development	We continued to develop our Metro Ethernet network with both node expansion and additional ports in all regions. For more information, see under Data Network Development.
Existing Copper Cable Migration Program	In 2010, we initiated a trade-in/trade-off migration program to replace the existing copper cables with an access network capable of accommodating data access service of up to 100 Mbps.
Cache Server Implementation

In August 2010, we began implementation of a cache server on our internet network to improve efficiency in the use of international internet bandwidth. The project is scheduled for completion in April 2011.

IP Network Synergy Program

In 2010, we initiated an IP network synergy program with Telkomsel in support of the single Internet Gateway Platform (“IGP”) so that by the end of 2011 Telkomsel and us will be able to use the single IP Network as the realization of the implementation of Fixed and Mobile Convergence.

To consolidate TIME services further, we plan to:

-      Continue to implement and transform our networks in support of our three visions for broadband implementation: Home Digital Environment, Enterprise Broadband, and Broadband Anywhere;

-      Continue to enhance the capability of the full IP transport network through the following programs: increasing domestic and international internet bandwidth, expanding the Terra IP backbone, expanding IP over Lambda based on 10Gb, 40Gb and eventually 100Gb per lambda, enhancing synergies within the TELKOMGroup in support of converged and single transport, continuing the development of Metro Ethernet which functions as a single transport metro network to provide IP-based and multiplay services, continuing the implementation of Fiber To The Home (“FTTH”) and GPON, and continuing the migration of our existing copper cables using the trade-in/trade-off mechanism;.

-      Implement Smart Core through the converged service IMS program-based platform, implement an integrated customer profile database,  and implement Service Delivery Platform (“SDP”) for service brokerage and orchestration; and

-      Expand broadband access coverage to enterprise and residential customers through a range of programs, including Managed Enterprise Services, Managed Smart Customer Premises Equipment (“CPE”), Home Automation, Surveillance, and Home Interconnect.

For more details of our other major commitments and contracts, see Note 48a to our Consolidated Financial Statements.

Fixed Wireless Network Development

The Fixed Wireless Network Division, now known as the TELKOMFlexi Division (“DTF”), officially became an independent, integrated division in 2009.

In 2010, DTF deployed 98 new BTS, providing additional capacity of 887,770 Flexi lines. This brought the total to 5,641 BTS with a total capacity of 24.0 million Flexi lines by the end of December 2010.

In 2010, DTF also deployed two WIN redundancy systems to enhance our WIN-based Flexi service. In addition, 40 generator locations were connected to the national grid, 396 locations were regularized and 1,530 locations underwent power downgrades to reduce operational and maintenance costs.

Also in 2010, we won a 2.3 GHz wireless broadband access (WiMAX) license for five regions (Central Java, East Java, North Sulawesi, Maluku, North Maluku and Papua). This license complements our existing 3.3 GHz BWA licenses covering seven regions. In 2009, we deployed 31 base stations and 460 subscriber stations for our 3.3 GHz wireless broadband access, going into full operation in September 2010. In 2010, we added nine BWA 3.3 GHz base stations, increasing the total number of base stations to 40. We also deployed five new base stations for BWA 2.3 GHz in Central Java, East Java, North Sulawesi, North Maluku and Papua.

Cellular Network Development

Telkomsel’s GSM-based cellular services now reach all municipalities and regencies in Indonesia. In 2010, Telkomsel deployed an additional 5,565 BTS (including 2,901 3G nodes) and expanded its cellular network to further enhance coverage and capacity that already exists.

Telkomsel plans to continue installing additional BTS to extend its capacity to districts in Kalimantan, Sulawesi and Eastern Indonesia, to increase capacity in densely populated areas, develop the 3G network, continue developing the fiber optic transmission backbone in major cities in Java, install additional micro cells and transmitting and receiving exchanges, primarily in provinces, continue to improve the quality of its coverage, upgrade switching equipment to enhance network capacity, and to expand its smart network used in connection with its products.

Data Network Development

In 2010, we continued to improve the quality of our data network by expanding coverage and adding capacity. We expanded the coverage and capacity of our IP core with the application of Lambda 10 Gbps-based IP and a Tera Router. The Tera Router has been in operation since March 2009 in three cities and six nodes (Jakarta, Batam, Surabaya) as well as a further three internet gateway nodes. In 2010, we extended the Tera Router to eight more cities in 12 nodes (Medan, Pekanbaru, Bandung, Cirebon, Solo, Yogyakarta, Banjarmasin and Makassar). In 2011, we plan to expand with four Tera Router nodes in Palembang and Denpasar.

In support of our NGN program, we have enhanced our IP Core network to enable it to support our new wave businesses and integrate the NGN core network between our fixed wireline and fixed wireless businesses. To develop the IP Core, we implemented a single platform tera-byte router with fully redundant network architecture. Our IP Core network currently comprises 22 core router nodes, 601 PE routers, 157 10GE, 719 GE ports, 292 STM-1, 143 STM-4, 38 STM-16 and one STM-64 ports.

We expanded our Metro Ethernet network with 147 new nodes (located at exchange nodes) to add to the 897 Metro network nodes installed in 2009. There are now a total of 936 Metro Ethernet nodes ready to support the bandwidth demands of our broadband services throughout Indonesia. Metro Ethernet is also being utilized as the primary transport for IP DSLAM, MSAN for Speedy broadband, Softswitch, IP VPN and GPON for mobile backhaul, enterprise business solutions and Triple Play services for selected customers. Since 2009, we have also been using Metro Ethernet as the alternative mobile route for almost 1,000 nodes Bs belonging to Telkomsel, in support of the expansion of mobile broadband penetration. This network synergy will be further developed to provide backhaul for 1,540 node Bs in 2010, bringing the total to 2,423 node Bs.

As of December 31, 2010, we successfully deployed 195,840 additional broadband access IP DSLAM ports and an additional 225,536 MSAN access ports to support TELKOMSpeedy, bringing our total capacity to 2,973,444 ports which will deliver full support for the rapid growth of TELKOMSpeedy fixed broadband penetration.

As of December 31, 2010, we expanded our internet gateway capacity to 81,883 Gbps. This was done to ensure adequate internet gateway capacity in anticipation of a substantial growth in traffic for both fixed and mobile broadband.

CUSTOMER SERVICE

Our customers can access our range of products and services at the following service points:

1.       Plasa TELKOM. A Plasa TELKOM provides a comprehensive walk-in customer service that includes product information, complaints, service activation, customer billing, payment, account suspension, service features and marketing promotions. As of December 31, 2010, we had 723 customer service points, including 18 Plasa TELKOM that are shared with Telkomsel’s GraPARI outlets. Telkomsel also has four GraPARI outlets that are shared with Plasa TELKOM. Since June 2006, we have expanded the range of services available at these outlets by offering electronic payment using Electronic Data Capture through approximately 150 terminals.

To serve enterprise customers and provide a venue for product demonstrations, we opened TELKOM Solution Houses (“TSH”) in five locations: three in Jakarta, one in Bali and one in Surabaya. To serve SME customers, we opened SME Centers. As December 31, 2010 there were five SME Centers in Jakarta, Semarang, Surabaya and Makassar.

2.       Call Centers. To respond to customer queries and complaints, we have call centers in Medan, Jakarta and Surabaya. Customers simply dial “147”  to access various services or speak to a call center officer trained to handle customer complaints and provide up-to-date information on about our Company. For enterprise customers, we also provide a toll-free number “08001TELKOM”  (“08001835566”), while SME customers can access our call center on “500250”.

3.       Internet. Our web-in service can be accessed through our website at www.telkom.co.id.

4.       Enterprise and Wholesale Services and Account Management (“AM”) teams.

a.       Our enterprise customers who contribute more than Rp100 million to our monthly revenue are managed by Account Managers from our Enterprise Division. We have organized our enterprise customer management into six segments according to the customers’  line of business: (i) Finance and Banking, (ii) Government, Armed Forces and Police, (iii) Manufacturing, (iv) Mining and Construction, (v) Trade and Industrial Park and (vi) Trading and Services. Customer management is also organized on the basis of revenue contribution, with cluster-1 responsible for customers with revenue of over Rp500 million and cluster-2 for customers with revenue of between Rp100 million and Rp500 million.

b.       We also manage SME customers that contribute less than Rp100 million to our monthly revenue. SME customers are managed by AMs and tele account management, which are based in the Business Service Division. We have organized our SME customer management into three segments based on line of business: (i) Public and General Services; (ii) Plantation and Manufacturing Services, and (iii) Trading and Business Services. Customer management is also organized on the basis of revenue contribution, with cluster-3 responsible for customers with revenue from Rp50 million to Rp100 million and cluster-4 responsible for customers with revenue of less than Rp50 million.

c.        Our Carrier Intercarrier  Service (“CIS”) Division serves customers from the Wholesale segment, namely Other Licensed Operators (“OLO”). Our services include domestic and international interconnection, satellite, network leasing, joint operation of infrastructure and facilities, data services and network access services.

5.       Service Level Guarantee Program. This program is for our fixed line, Flexi and Speedy customers, and offers a guaranteed minimum level of services related to, for example, new line installations, restoration of disconnected lines, and billing complaints, and provides non-cash compensation, such as free subscriptions for a limited period, which are given to customers if the minimum service level is not fulfilled. For the Enterprise, SME and OLO segments, the service level guarantee is provided in accordance with the agreement with the customer.

Telkomsel provides customer services through the following outlets:

-      GraPARI. Telkomsel’s GraPARI customer service centers provide access to product and service information, customer requests and complaints and in general focuses on service activation, billing, payment, account suspensions, service features, network coverage, IDD, roaming information and marketing promotions. As of December 31, 2010, Telkomsel had 82 GraPARI centers;

-      Gerai HALO are Telkomsel service outlets operated by third parties. As of December 31, 2010, Telkomsel had 333 Gerai HALO service outlets;

-      Caroline, or Customer Care on-Line, is a 24-hour toll-free service that allows Telkomsel customers to speak directly to operators trained to handle customer inquiries and complaints and provide up-to-date information on billing, payment, promotions, and service features; and

-      Anita (Aneka Informasi dan Tagihan, or Information and Billing) is an SMS service only accessible to Telkomsel KartuHALO customers for billing and usage information.

To measure our progress on customer service, we work with an independent survey institute to determine our Customer Satisfaction Index (“CSI”) and Customer Loyalty Index (“CLI”). In 2010, using the Top Two Boxes method, we achieved a CSI of 86.92% for our enterprise customer segment, while our CLI was 82.98%.

SALES, MARKETING AND DISTRIBUTION

We distribute our principal products and services, including fixed wireless but excluding cellular services, through the following primary distribution channels:

-      Plasa TELKOM. A Plasa TELKOM is a walk-in customer service point that offers our customers access to products and services.

-      TELKOM Solution Houses (“TSH”). A TSH is where our Enterprise customers can be presented with various infocomm solutions, services and products. TSHs have facilities for Live Demo for Free (such as Speedy, Hotspot, PDN, IP-Phone), Live Demo for Commercial usage (such as Video Conferencing), Enterprise Business Solution Consultations for customized corporate infocomm solutions, and simulation demos (such as e-Payment and VPN over Fixed Network, GSM and Flexi).

-      SME Centers. SME Centers function as communication centers with modern office facilities, as community centers for customers to interact, and as a commerce center, that promotes e-commerce solutions.

-      Digital Lounge Creative Center (“Di-Lo”) is a lounge that offers integrated digital access for technology, gadgets and entertainment. Di-Lo combines the concepts of game center, lounge, creativity center, and gadget store in a one-stop digital center. Our Di-Los center provide provides digital classes, where visitors can learn how to create animation and images using computers, Javas, iPhones, iPads or BlackBerries.

-      AM Teams. AM Teams are our focal points for the proactive, individualized management of SME, enterprise and OLO customers. We also have Tele Account Managers who are our focal points in the management of SME customers through non-physical contact using telecommunications media such as the internet/web sites and through outbound calls.

-      Public telecommunications kiosks, known as “Warung TELKOM”, are customer service outlets that we operate throughout Indonesia with small enterprises. Customers can access basic telecommunications services such as local, DLD and international calls, send faxes, access the internet and purchase phone cards and TELKOMFlexi starter packs and vouchers. We typically offer such kiosks discounts of 30% compared to subscriber telephone rates. Kiosks operate on a non-exclusive basis and can offer products and services from other operators.

-      Authorized dealers and retail outlets. We also distribute products such as phone cards and TELKOMFlexi subscriptions, starter packs and vouchers through independent dealers. Such dealers from us at a discount, but operate on a non-exclusive basis and are permitted to sell other operators’  products and services.

-      Websites. Through both our corporate website, www.telkom.co.id, and the commercially managed, www.plasa.com, customers can access information on our principal products and services as well as multimedia products.

-      Public telephones. Customers can make local calls through these public facilities.

-      Sales outlets for Speedy services include inbound 147, telemarketing/outbound calls, dealers, and partnership stores.

Our marketing program includes print and television advertising, services to customers and distribution personnel, promotion infrastructure and campaigns to strengthen our brands, raise our profile and educate the public about our products and services. We aim to continue to develop our marketing program to promote all our core businesses with a focus on retaining existing customers.

Telkomsel markets cellular services primarily through the following channels:

(i)    GraPARI centers;

(ii)   Gerai HALO service outlets;

(iii)  A network of authorized dealers, who primarily sell prepaid SIM cards and vouchers;

(iv) Outlets operated jointly with Plasa TELKOM and PT Pos Indonesia and

(v)   Other outlets, including banks and photo shops.

KartuHALO is marketed to specific market segments, focusing on corporate end users and professionals who tend to generate higher usage. Telkomsel has formed dedicated corporate account teams to market its products and services to large corporate customers and to manage ongoing relationships with clients. Its prepaid products and services, meanwhile, are targeted to a much broader customer base.

Telkomsel also advertises through various print and electronic media for strategic branding and promotions in addition to marketing methods such as bill inserts and point-of-sale displays to target programs, events and promotions at particular market segments. Telkomsel’s marketing strategy incorporates ongoing market research in its programs.

BILLING, PAYMENT AND COLLECTION

We use a centralized, standardized and periodic billing system and accept payments through cash tellers, ATMs, phone banking, internet banking, mobile banking, collecting agents and auto debit.

Management of Customer Receivables

TELKOM receives deposits from customers, which are managed by our Payment and Collection unit and categorized according to their customer service management concept and product segment. Customer payments for our telecommunications services are managed by the TELKOM Revenue Management System (“TREMS”), which has a Security Deposit (“SD”) menu. For customers who intend to unsubscribe, our policy is to charge a deposit, the amount of which is based on warm usage in the current month plus the subscription fee, or the amount of the bill if the service was calculated at a flat rate and not based on usage. The deposit is cleared when the bill for the following month is issued. We will refund any overpayment or bill any underpayment of the deposit paid by the customer. This policy is applied for all our products and services.

Each business unit in the Consumer Directorate and Enterprise and Wholesale Directorate has its own rules on sanctions for customers who do not fulfill their obligations to TELKOM according to the contract between the customer and us. Sanctions for late payment may include fines, the amount of which are determined in the regulations or the contract, and suspension of services.

Our customers can opt to pay their bills in cash at the nearest TELKOM counter, or by auto debit, credit card, bank transfer (for corporate/OLO customers), ATM, mobile banking, internet banking or sources of funds (Flexicash, Mcash, or Tcash). Customers who pay late must pay the total amount payable including the fine. We send electronic billing statements to customers by email and printed billing statements or invoices are sent by courier (particularly for corporate/OLO customers).

Telkomsel bills its postpaid KartuHALO customers on a monthly basis and in arrears, based on: (i) minutes of use for cellular services; (ii) any additional, chargeable value-added services used during the period concerned and (iii) subscription fees for basic and other services.

A range of payment mechanisms are available to KartuHALO postpaid subscribers, including payment in cash, by check, credit card, direct deposit by phone transfer or automatic debit through banks and participating credit card companies. Payments can be made at any Telkomsel GraPARI centers, designated ATMs or via over-the-counter facilities (mostly at post offices and banks with which Telkomsel has an arrangement).

Telkomsel sends bills to non-corporate customers on a monthly billing cycle. If payment is not received by the due date of the bill, Telkomsel will suspend outgoing calls to the customer. If payment is not received within two months after the due date, the customer’s number will be blocked for outgoing and incoming calls. Telkomsel will continue to seek payment from the customer and may request the assistance of a debt collection agency. After an account is terminated, the customer can re-subscribe only after settling all arrears and completing a new application for cellular services. Telkomsel does not charge any late fees or interest on overdue accounts.

TARIFFS AND INTERCONNECTION CHARGES

The Government divides tariffs into two categories: tariffs on the provision of telecommunications services and on telecommunications networks.

Telecommunications operators are allowed to set prices for telecommunications services and compete freely with each other, subject to MoCI regulations based on the applicable tariff formula. Our business units have the authority to adjust the prices of the services they provide based on specific guidelines from our Board of Directors.

a.       Fixed Wireline Tariffs

We charge the following tariffs on fixed line services:

Access and monthly subscription charges
Access charges	Business	Residential	Social
	(Rp)	(Rp)	(Rp)
Installation	175,000 - 450,000	75,000 - 295,000	50,000 - 205,000
Monthly Subscription	38,400 - 57,600	20,600 - 32,600	12,500 - 18,500

Local Usage Charges	Price per Pulse (Rp)	Pulse Duration
Up to 20 km	250	3 minutes (off peak) and 2 minutes (peak)
Over 20 km	250	2 minutes (off peak) and 1.5 minutes (peak)

Domestic Long Distance	Price Per Minute (Rp)	Rounding Time Block Duration
0-20 km	83 - 122	1 minute
20-30 km	122 - 163	1 minute
30-200 km	320 - 1,100	6 seconds
200-500 km	320 - 1,770	6 seconds
Over 500 km	320 - 2,100	6 seconds

b.   Fixed Wireless Tariffs

Tariffs for fixed wireless services are reported as our fixed line revenues. We offer both postpaid and prepaid fixed wireless services.

a.       Postpaid (TELKOMFlexi Classy).

Postpaid subscribers pay a one-time activation charge of Rp7,500 and a monthly charge of Rp30,000 usage charges for postpaid subscribers (excluding 10% VAT) are as follows:

	Price per unit (Rp)	Time unit
Flexi to Flexi:
Local	49	1 minute
DLD	300	30 seconds
Flexi to PSTN/OLO Fixed line:
Local	150	1 minute
DLD	600	30 seconds
Flexi to Mobile Cellular:
Local	550	1 minute
DLD	625	30 seconds
Flexi to Mobile Satellite (Byru):	3,850	30 seconds

We charge postpaid subscribers Rp75 per SMS for Flexi to Flexi (on-net) and TELKOM Fixed Line, Rp136 for Flexi to other operators and Rp450 for Flexi to international destinations.

For internet access via PDN or WAP (using #777), postpaid subscribers pay Rp200 per minute or Rp3 per Kbps. Postpaid subscribers who access the internet via wireless dial-up (using the TELKOMNet Instan service on 0809 89999) are charged according to TELKOMNet Instan policy per 30 seconds.

For FlexiNet Unlimited TELKOMFlexi Classy data services there are three service packages: the Daily Package, which charges Rp2,250/day and is valid for a 24-hour period, the Weekly Package at Rp13,500/week which is valid for 7 x 24 hours, and the Monthly Package which charges Rp45,000/month with a valid period of 30 x 24 hours (tariffs do not include 10% VAT).

b.       Prepaid (TELKOMFlexi Trendy).

Usage charges for prepaid subscribers, including 10% VAT, are as follows:

	Price per unit (Rp)	Time unit
Flexi to Flexi:
Local	53.9	1 minute
DLD	375	30 seconds
Flexi to PSTN/OLO Fixed line:
Local	250	1 minute
DLD	750	30 seconds
Flexi to Cellular:
Local	780	1 minute
DLD	800	30 seconds
Flexi to Mobile Satellite (Byru):	4,235	30 seconds

For SMS, prepaid subscribers pay Rp100 per message for Flexi to Flexi (on-net) and TELKOM Fixed Line Rp165 per message to other operators and Rp500 per message for Flexi to international destinations.

For internet access via PDN, we charge prepaid subscribers Rp220 per minute or Rp5 per Kbps. Prepaid subscribers who use our internet access via wireless dial-up and WAP pay Rp300 per minute and Rp5 per Kbps, respectively.

For FlexiNet Unlimited TELKOMFlexi Trendy data services there are three service packages: the Daily Package, which charges Rp 2,500/day and is valid for a 24-hour period, the Weekly Package at Rp15,000/week which is valid for 7 x 24 hours, and the Monthly Package which charges Rp50,000/month with a valid period of 30 x 24 hours (tariffs include 10% VAT).

c.     IDD Tariffs

Tariffs for IDD calls are set by service providers and subject to specified maximum limits established by the Government. We charge the following IDD tariffs:

		Price Per Minute (Rp)		Rounding Time Block Duration
	Region	PSTN/CLASSY	TRENDY
Group I	South East Asia, South Pacific	4,550	5,550	6 seconds
Group II	North America, South America, Africa, East Asia, West and South Asia	5,550	6,550	6 seconds
Group III	Europe	7,570	8,700	6 seconds
Group IV	Middle East	8,080	9,290	6 seconds
Group V	Special Destination	20,200	23,300	6 seconds

d.     Cellular Basic Tariffs

-.      Postpaid Tariffs (kartuHALO)

For information related to our postpaid mobile cellular telephone tariffs, see Note 47 to our Consolidated Financial Statements. Telkomsel charges subscribers the following basic usage tariffs:

	Price Per Seconds (Rp)	Rounding Time Block Duration
On-net Mobile:
Local	217	20 seconds
Long Distance	213	15 seconds
Off-net Mobile:
Local	250	20 seconds
Long Distance	300	15 seconds
Off-net PSTN
Local	217	20 seconds
Long Distance	300	15 seconds
SMS (price per SMS):
On-net	125
Off-net	150
International	500

-.      Prepaid Tariffs

Telkomsel charges its prepaid customers (simPATI  and KartuAs) the following basic usage charges:

	Price Per Second (Rp)		Rounding Time Block Duration
	simPATI	Kartu As	simPATI	Kartu As
On-net Mobile:
Local	750	13	per 30 seconds	per second
Long-Distance	750	13	per 30 seconds	per second
Off-net Mobile:
Local	800	13	per 30 seconds	per second
Long-Distance	1,000	13	per 30 seconds	per second
Off-net PSTN:
Local	450	13	per 30 seconds	per second
Long-Distance	900	13	per 30 seconds	per second
SMS (price per SMS):
On-net	100	99
On-net (simPATI and kartuHALO)	-	99
Off-net	150	99
International	600	1,000

e.     Leased Line Tariffs

The Government regulates the format, type, rate structure and the tariff formula for network leases. The following table summarizes the tariffs for leased lines, effective since January 21, 2010:

Tariff (Rp)
Activation
Customer access	2,400,000 - 30,000,000(1)
Monthly subscription charge
Point to Point
Local (or up to 25 km)	1,500,000 – 37,200,000(2)
Inter-local (over 25 km)	4,800,000 – 482,500,000(2)
End to End
Local (or up to 25 km)	3,800,000 – 74,400,000(2)
Inter-local (over 25 km)	7,100,000 – 519,700,000(2)

(1)   Price differs by speed.

(2)   Price differs by speed and region.

f.     VoIP Tariffs

VoIP operators may freely determine charges for VoIP services. We currently offer our primary VoIP service TELKOM Global-01017 and its lower-cost alternative TELKOMSave.

g.     Satellite Tariffs

We charge a maximum annual satellite tariff of US$1.20 million per transponder and selectively offer discounts for long-term purchasers and repeat customers.

h.     Broadband Access Tariffs

The following table shows our broadband access tariffs:

Speedy Postpaid Services	Activation Fee	Monthly Charge	Monthly Usage Allowance	Excess Usage Charge
	(Rp)	(Rp)		(Rp)
Volume Based I (*)
Limited Home	75,000	200,000	1.0Gb	175/Mb
Limited Professional	75,000	400,000	3.0Gb	175/Mb
Unlimited Office	75,000	750,000	Unlimited	-
Unlimited Warnet	75,000	1,750,000	Unlimited	-
(*)Valid for existing customers before migration to the Speedy multi speed package, but not for new customers

Speedy Postpaid Services	Activation Fee	Monthly Charge	Link Speed
	(Rp)	(Rp)
Volume Based II (**)
Semi Unlimited 1	75,000	195,000	Up to 384 Kbps
Semi Unlimited 2	75,000	295,000	Up to 512 Kbps
Unlimited 1	75,000	645,000	Up to 1 Mbps
Unlimited 2	75,000	995,000	Up to 2 Mbps
Unlimited 3	75,000	1,695,000	Up to 3 Mbps
(**)Valid for new Speedy Package customers and existing customers

Speedy Postpaid Services	Activation Fee	Monthly Charge	Monthly Usage Allowance	Link Speed	Excess Usage Charge
	(Rp)	(Rp)
Time Based
Limited 15 Jam	75,000	75,000	15 hours	Up to 1 Mbps	75/minute
Limited 50 Jam	75,000	145,000	50 hours	Up to 1 Mbps	25/minute
Speedy Prepaid service tariff is Rp75/minute

For red zone areas (areas where there is strong competition), selective tariff reductions apply in line with market prices.

i.      Public Phone Kiosk Tariffs

Kiosk phones are public phones that are operated by third parties. Charges for kiosk phones may be freely determined by providers. We are entitled to retain a maximum of 70% and 92% of the phone kiosk basic tariffs for domestic and international calls, respectively.

j.      Tariffs for Other Services

Charges for satellite rental and other telephone and multimedia services may be freely determined by providers. The Government determines only the tariff formula for basic telephone services and no specific regulation regulates tariffs for other services.

k.     Tariffs for Interconnection

The MoCI establishes tariffs for interconnection and access, including the amount of interconnection charges to be received by each operator from calls that are relayed through multiple networks. The operators charge for such calls based on the cost of carrying these. For further details of these tariffs, see Note 47c to our Consolidated Financial Statements.

Interconnection tariffs for fixed line connections are as follows:

1.       Local termination from local fixed line service tariff is Rp73/minute;

2.       Local termination from domestic fixed line (local call) service tariff is Rp73/minute;

3.       Local termination from domestic fixed line (long distance call) service tariff is Rp203/minute;

4.       Local termination from cellular mobile network service tariff is Rp203/minute;

5.       Local termination from satellite mobile network service tariff is Rp204/minute;

6.       Long distance termination local fixed line service tariff is Rp560/minute;

7.       Long distance termination from cellular mobile network service tariff is Rp626/minute;

8.       Long distance termination from satellite mobile network service tariff is Rp613/minute;

9.       Domestic termination from international network service tariff is Rp612/minute;

10.    International origination from domestic fixed line to fixed international network service tariff is Rp612/minute;

11.    Local origination service for long distance call from domestic fixed line to DLD service provider is Rp203/minute;

12.    Local transit service tariff is Rp69/minute;

13.    Long distance transit service tariff is Rp295/minute;

14.    International transit service tariff is Rp316/minute;

Interconnection tariffs for cellular connections are as follows:

1.       Local termination and origination service tariff is Rp261/minute.

2.       Long distance termination and origination service tariff is Rp380/minute.

3.       Long distance termination from cellular mobile network service tariff is Rp493/minute.

4.       Long distance termination from satellite network service tariff is Rp501/minute.

5.       International termination and origination service tariff is Rp498/minute.

INSURANCE

The material fixed assets, excluding land, belonging to us are insured. Our insured fixed assets, which include electronic equipment, machinery and building, are insured against risks arising from earthquakes, tsunamis, fire, theft, lightning, acts of God and other risks. Our assets are covered under Property All Risk Insurance Policies on a “sum insured basis” and a “first loss basis”. Our insurance policies also include coverage against disturbances to business of a temporary nature. Our TELKOM-1 and TELKOM-2 satellites are insured separately. Our management believes that our insurance coverage is consistent with industry practice in Indonesia.

TRADEMARKS, COPYRIGHTS AND PATENTS

We have registered a number of trademarks, copyrights and patents with the Directorate General of Intellectual Property Rights at the Ministry of Justice and Human Rights of Indonesia. These include (i) trademarks for our corporate name, logo and certain services (ii) copyrights on certain computer programs and research, and (iii) patents for products and service innovations. The following list shows the patents and copyrights we hold:

No	Patent Registration Number	Patent Title	Status
1	P00200900009	USSD-Interactive on the CDMA System	Registered with the Directorate General of Intellectual Property Rights (Dir. Gen. IPR)
2	P00201000129	Text Insertion in SMS using Prefixes	Registered with the Dir. Gen. IPR
3	P00201000373	Home Automation via Internet	Substantive Patent
4	P00201000430	Information delivery system via SCA on radio transmitters	Registered with the Dir. Gen. IPR

No	Copyright Registration Number	Copyright Title	Status
1	C00201002083	Open Source Application, Kemilau Indonesia	Registered with the Dir. Gen. IPR
2	C00201002084	Online Terminal Entry Card	Registered with the Dir. Gen. IPR
3	C00201003117	i-CHAT	Registered with the Dir. Gen. IPR

PROPERTY, PLANT AND EQUIPMENT

Except for ownership rights granted to individuals in Indonesia, the title to land rests with the Republic of Indonesia, pursuant to the Agrarian Law No.5/1960. Land use is designated through land rights, including Right to Build and Right of Use. Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are freely tradable and may be pledged as security under loan agreements.

As of December 31, 2010, we, excluding our subsidiaries, had land use rights to 2,959 properties. We hold registered rights to build for most of our properties. Pursuant to Government Regulation No.40/1996, the maximum initial period for the right to build is 30 years, renewable for an additional 20 years. The majority of our property is used to host equipment for our telecommunications operations, including exchanges, transmission stations and microwave radio equipment. None of our properties are mortgaged. We are not aware of any environmental issues that could affect the utilization of our properties.

REVIEW OF THE TELECOMMUNICATIONS INDUSTRY IN INDONESIA

GENERAL OVERVIEW

The telecommunications industry in Indonesia has gained momentum as consumers become increasingly sophisticated in terms of their awareness of IT-based products and services and how they can enhance their lives.

Indonesia’s huge population, coupled with the highest economic growth in Southeast Asia, offers unique opportunities for the sustainable growth of the telecommunications industry and for the expansion of the telecommunications market itself. Nevertheless, the domestic telecommunications industry does face the considerable geographic challenge of developing its infrastructure to be able to meet the demand for access to quality telecommunications services in remote communities.

At the same time, the influx of new domestic and international players that was made possible by deregulation beginning in 2000 reform has consolidated the industry’s position as one of the most strategic sectors for long-term investment. While this has certainly intensified the competition, particularly in the cellular business (whether GSM-based or CDMA-based), the Government, through the MoCI, has endeavored to ensure conditions for healthy growth of telecommunications operators, thereby ensuring that each can ultimately contribute to national economic growth.

Business opportunities in the domestic telecommunications industry abound as the growing cellular business continues to innovate and create ever easier mobile access to the internet for subscribers, which in turn is enhancing prospects in the data communications business. Both our Roadmap and current trends in data telecommunications technology indicate a shift towards the application of HSPA+, WiMax and Long Term Evolution (LTE) technologies. These trends also confirm that customer demand for data services is still on the rise, not only for voice but also for SMS.

By international standards, fixed line and internet penetration in Indonesia is low. However, we believe there are a number of trends that point towards significant growth in the domestic telecommunications industry. These include:

1.       Sustained economic growth, which will drive an increase in demand for telecommunications services, including data communications services.

2.       The migration to wireless telephone networks. We believe that wireless will become increasingly popular on the back of the ever-broader scope of services offered, as well as the improving quality of wireless networks, increasingly affordable cellular handsets and the expansion of prepaid service features facilitating mobile data access.

3.       The growth in the number of telecommunications operators. We anticipate an increasingly competitive and open telecommunications sector in Indonesia as a result of the regulatory reform that eliminated the previous monopoly system.

REGULATIONS

Overview

The framework for the telecommunications industry is comprised of specific laws, government regulations and ministerial decrees enacted and issued from time to time. The current telecommunications policy was first formulated and articulated in the Government’s “Blueprint of the Indonesian Government’s policy on Telecommunications,” contained in MoC Decree No. KM.72/1999 dated July 20, 1999. This was intended to:

-         increase the sector’s performance in the era of globalization;

-         liberalize the sector with a competitive structure by removing monopolistic controls;

-         increase transparency and predictability of the regulatory framework;

-         create opportunities for national telecommunications operators to form strategic alliances with foreign partners;

-         create business opportunities for small and medium enterprises; and

-         facilitate new job opportunities.

Telecommunications Law

The telecommunications sector is primarily governed by Law No.36/1999 (the “Telecommunications Law”), which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, facilitation of new entrants and enhanced transparency and competition.

The Telecommunications Law eliminated the concept of “organizing entities,” ending Indosat’s and our special status as organizing entities with responsibility for coordinating domestic and international telecommunications services, respectively, for the industry. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law is implemented through numerous Government Regulations and Ministerial Regulations, including Government Regulation No.52/2000 regarding Telecommunications Services, MoCI Regulation No.1/PER/M.KOMINFO/01/2010 dated January 25, 2010 regarding Operation of Telecommunications Networks (“MoCI Regulation No.1/2010”), MoC Decree No.33/2004 regarding Supervision of Healthy Competition in Fixed Network and Basic Telephony Services Operation (“MoC Decree No.33/2004”), MoC Decree No.KM.4/2001 dated January 16, 2001 regarding the Fundamental National Technical Plan 2000 for the Development of National Telecommunications (the “National Telecommunications Technical Plan”). The National Telecommunications Technical Plan has been amended several times, most recently by MoCI Regulation No.09/PER/M.KOMINFO/06/2010 dated June 9, 2010. Together with the Telecommunications Law, the National Telecommunications Technical Plan sets out the basic vision for the development of the Indonesian telecommunications regulators.

Telecommunications Regulators

In February 2005, the authority to regulate the telecommunications industry was transferred from the MoC to a newly-established Ministry, the MoCI. The Government, through the MoCI, exercises both regulatory authority and control and implements policies that govern the telecommunications industry in Indonesia. In addition, the MoCI regulates the radio frequency spectrum allocation for all telecommunications operators, each of whom must be licensed by the DGPT, a unit of the MoCI. With effect from January 1, 2011, the DGPT was dissolved and its licensing and regulatory authority over the telecommunications industry was transferred to two newly established Directorate Generals within MoCI, namely, the Directorate General of Post and Informatics Resources and Equipment (the “DGRE”) and the Directorate General of Post and Informatics Operations (“DGPIO”), pursuant to MoCI Regulation No.17/PER/M.KOMINFO/10/2010 dated October 28, 2010.

Following the enactment of the Telecommunications Law, the MoC established an independent regulatory body pursuant to MoC Decree No.KM.31/2003 dated July 11, 2003 regarding Establishment of the Indonesian Telecommunications Regulatory Body, with a role in regulating, monitoring and controlling the telecommunication industry. The Indonesian Telecommunications Regulatory Body (the “ITRB”) comprises officials from the DGPIO and the Committee of Telecommunications Regulations and is headed by the Director General of the DGPIO. The ITRB plays a role complementary to that of the MoCI in licensing, standards, interconnection fees, business competition and disputes resolution, among others.

Prior to February 25, 2009, the ITRB also operated the Telecommunication Traffic Clearing System (“TTCS”), which monitored interconnection matters and settled interconnection fees. Through the TTCS, the ITRB obtained data on the profile of interconnection traffic among operators to ensure transparency in the charging of interconnection fees. Pursuant to MoCI Regulation No.14/PER/M.KOMINFO/02/2009 dated February 25, 2009 regarding Telecommunications Traffic Clearing, responsibility for the clearing and settlement of interconnection fees was transferred from ITRB to telecommunications network providers, which are also required to report their interconnection traffic data to the ITRB. The ITRB’s role is now one of overseeing, rather than implementing, the interconnection clearing and settlement process.

Classification and Licensing of Telecommunications Providers

In accordance with Government Regulation No.52/2000, the Telecommunications Law organizes telecommunications providers into three categories:

-         telecommunications network providers;

-         telecommunications services providers; and

-         special telecommunications providers.

Licenses issued by MoCI are required for each category of telecommunications provider. MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 dated May 31, 2001 regarding the Operation of Telecommunications Services (“MoC Decree No. KM.21/2001”) (as amended by Decree No.KM 30/2004 dated March 11, 2004, MoCI Regulation No.07/P/M.KOMINFO/04/2008 dated April 4, 2008 and MoCI Regulation No.31/PER/M.KOMINFO/09/2008 dated September 9, 2008) are the principal implementing regulations governing licensing.

Together, MoCI Regulation No.1/2010 and MoC Decree No.KM.21/2001 differentiate basic telephony services from other value-added telephony and multimedia services, which are licensed separately. A telecommunications network provider is licensed to own and/or operate a telecommunications network, while a telecommunications services provider is licensed to provide services by leasing network capacity from network providers. Separate special telecommunications licenses are required for providers of private telecommunications services relating to broadcasting and national security interests.

Introduction of Competition in the Indonesian Telecommunications Industry

In 1995, we were granted a monopoly to provide local fixed-line telecommunications services until December 31, 2010, and DLD services until December 31, 2005. Indosat and Satelindo (which subsequently merged with Indosat) were granted a duopoly for provision of basic international telecommunications services until 2004.

As a consequence of the Telecommunications Law, the Government terminated our exclusive rights and the duopoly rights of Indosat and Satelindo. The Government instead adopted a duopoly policy with Indosat and us competing as full network and service providers. The market for provision of IDD services was liberalized in August 2003 with the termination of Indosat’s and Satelindo’s exclusive rights. Indosat began operating fixed line services in 2002 and fixed wireless access and DLD services in 2003 after receiving its DLD services license. We subsequently received an IDD services license and began offering IDD services in 2004 in direct competition with Indosat.

DLD Services

To liberalize DLD services, the Government amended the National Telecommunications Technical Plan pursuant to MoCI Decree No.6/P/M.KOMINFO/5/2005 dated May 17, 2005 (“MoCI Decree No.6/2005”) to assign each provider of DLD services a three-digit access code that would permit their customers to select an alternative DLD services provider by dialing the three-digit access number. MoCI Decree No.6/2005 did not provide for immediate implementation of the three-digit system for DLD calls, but instead provided that we, being the first DLD service provider, must gradually open our network to the three-digit access codes in all coded areas throughout Indonesia by April 1, 2010, which is no longer the case. We were assigned the “017” DLD access code, while Indosat was assigned “011”. The MoCI thereafter again amended the National Telecommunications Plan as provided in MoCI Decree No.43/P/M.KOMINFO/12/2007 dated December 3, 2007, (“MoCI Decree No.43/2007”), which delayed until September 27, 2011 the date by which we must open our network to the three-digit DLD access codes in all coded areas throughout Indonesia.

Pursuant to MoCI Decree No.43/ 2007, we were required to open our network to the “01X” three-digit DLD access service in Balikpapan by April 3, 2008 and we were able to do so within the timeframe required. Since April 3, 2008, customers have been able to make DLD calls from Balikpapan using Indosat’s “011” DLD access code as a prefix. As mentioned above, MoCI Decree No.43/2007 also requires that we open our network throughout Indonesia to “01X” DLD three-digit fixed wireline and fixed wireless access for Indosat and other licensed operators beginning on September 27, 2011. Before that date, we are required to open our network to “01X” DLD access for other licensed operators only in cities where other operators are available and satisfy specified threshold numbers of customers in comparison to the numbers of our own customers, which to date has not yet happened in any city of Indonesia. Once we open our network to “01X” DLD three-digit access codes throughout Indonesia, our customers anywhere in Indonesia will be able to select other DLD services providers (if available for that particular area) by dialing their designated three-digit access number and vice versa.

On December 16, 2008, the MoCI issued a DLD license to Bakrie Telecom increasing the number of DLD operators to three.

The tariffs that we charge our customers for DLD fixed line services are regulated by PM.15/Per/M.KOMINFO/4/2008 dated April 30, 2008 regarding Tariff Calculation Procedures for Basic Telephony Services on Fixed Wireline Networks (“MoCI Regulation No.15/2008”), which provides that the rates which we may charge for these services are capped in accordance with a cost-based formula that is provided in MoCI Regulation No.15/2008. This regulation also provides that our tariff structure is comprised of a connection fee, monthly charges, usage charges and additional facilities fees. We are required by MoCI Regulation No.15/2008 to report our cap calculated in this manner to the ITRB.

IDD Services

We received our IDD license in May 2004 and began offering IDD fixed line services to customers in June 2004 using the “007” IDD access code. The Indosat IDD access code is “001”. On December 2005, interconnection agreement with Indosat enables Indosat’s network customers to access our IDD services by dialing “007” and our network customers to access Indosat’s IDD services by dialing “001”.

In September 2007, the MoCI issued an IDD license to Bakrie Telecom, with international access code “009”.

Interconnection fees from international network providers to local network providers are determined based on the interconnection offering document for fixed line local network providers. The tariffs that we charge our customers for IDD fixed line services are regulated by MoCI Regulation No.15/2008 in the same manner as a our DLD fixed line services.

Fixed Wireless

MoC Decree No.KM.35/2004 dated March 11, 2004 regarding Implementation of Fixed Wireless Networks with Limited Mobility (“MoC Decree No. KM.35/2004”) provides that only fixed network operators holding licenses issued by the MoC and using radio frequency access networks may offer fixed wireless access services. In addition, MoC Decree No.35/2004 states that each fixed wireless access provider must provide basic telephone services. However, a fixed wireless access provider may only provide fixed wireless access services for numbers under its designated area code. Further, fixed wireless access service may not incorporate roaming features. Under an auto migration feature, customers may make and receive calls only on their fixed wireless access phones using a different number with a different area code.

The tariffs that we may charge our customers for fixed wireless services are regulated by MoCI Regulation No.15/2008 in the same manner as our DLD and IDD fixed line services.

Cellular

The tariffs that we charge our cellular customers are regulated by MoCI Regulation No.09/PER/M.KOMINFO/04/2008 dated April 7, 2008 regarding Procedures for Determining Tariffs for Telecommunications Services Connected through Mobile Cellular Networks (“MoCI Regulation No.9/2008”), which provides guidelines to determine cellular tariffs based on a network element cost and a retail service activity cost plus margin. Pursuant to MoCI Regulation No.9/2008, the tariffs that we may charge our cellular customers are structured as a basic services tariff, roaming tariff and multimedia tariff. Each of these tariffs is structured as a connection fee, monthly charges, usage charges and additional facilities fees.

Interconnection

In accordance with the express prohibitions in the Telecommunications Law on activities that may create monopolistic practices and unfair business competition, the Telecommunications Law requires network providers to allow users on one network to access users or services on other networks by paying fees agreed upon by each network operator. Government Regulation No.52/2000 dated July 11, 2000 regarding Telecommunications Operations provides that interconnection charges between two or more network operators must be transparent, mutually agreed on and fair.

On February 8, 2006, MoCI issued Regulation No.8/Per/M.KOMINFO/02/2006 on Interconnection (“MoCI Regulation No.8/2006”), which mandated a cost-based interconnection tariff scheme for all telecommunications network and services operators in replacement of the revenue-sharing scheme then prevailing. Under the new scheme the operator of the network on which calls terminate would determine the interconnection charge in accordance with tariffs based on long-run incremental costs. MoCI Regulation No.8/2006 included the methodology for determining long-run incremental costs. Because of our significant market power, MoCI has directed that TELKOM data is used as the model for determining fixed network costs, while Telkomsel data is used for cellular network costs, because of our strong market power in both the fixed wireline and mobile wireless markets.

MoCI Regulation No.8/2006 mandates that operators submit to the ITRB annually Reference Interconnection Offer (“RIO”) proposals containing proposed interconnection tariffs for the coming year. Operators are required to use the cost-based methodology in preparing RIO proposals, and the ITRB and MoCI are required to use the same methodology in evaluating the RIOs and approving interconnection tariffs. The RIOs also include proposals for call scenarios, traffic routing, point of interconnection, procedure for requesting and providing interconnection, and other matters. RIOs must also disclose the type of interconnection services offered and tariffs charged for each service offered. Interconnection access providers are required to implement a queuing system on a First-in-First-Serve basis. Additionally, the interconnection mechanism must also be transparent and without any discrimination.

Pursuant to MoCI Regulation No.8/2006 and ITRB Letter No.246/BRTI/VIII/2007 dated August 6, 2007, we submitted an update to our RIO to ITRB in October 2007, which covered adjustments for operational, configuration, technical and service offerings. In December 2007, all network operators including ourselves signed new interconnection agreements that replaced all interconnection agreements between network operators, including amendments of all interconnection agreements signed in December 2006. These agreements addressed the requirements under our RIO.

On February 5, 2008, the ITRB required that we and other operators begin implementing the cost-based interconnection tariff regime. On April 11, 2008, pursuant to DGPT Decree No.205/2008, the Government approved RIOs from dominant operators (operators controlling more than 25% of the market share), including Telkomsel and ourselves, to replace the previous RIOs. Our RIO approved in 2008 is still in effect and continues to govern our interconnection tariff rates.

As required under MoCI Regulation No.8/2006, we conducted a review of our interconnection tariffs in 2010 with a view to adjusting them in 2011. In accordance with ITRB Letter No.227/BRTI/XII/2010 dated December 31, 2010, interconnection tariffs for 2011 will not be determined by Government approved RIOs, as they ordinarily would, because of restraints imposed by administrative reforms within the ITRB and the transition from the DGPT to the new DGRE and DGPIO, as the principal regulator for the telecommunications industry. As directed by ITRB Letter No.227/2010, we, together with all other operators, are in the process of calculating agreed adjustments to all interconnection tariffs. As part of the agreement, TELKOM data will be used as the model for determining fixed network costs, while Telkomsel data will be used for determining cellular network costs, with Indosat data to be used for comparison in the case of cellular network costs.

VoIP

In January 2007, the Government implemented new interconnection regulations and a five digit access code system for VoIP services pursuant to MoCI Decree No.06/P/M.Kominfo/5/2005 Under the Decree, the prefix for VoIP, which was originally 01X, was changed to 010XY.

IPTV

In August 2009, MoCI issued Ministerial Decree No.30/PER/M.KOMINFO/8/2009 regarding the Undertaking of IPTV Services in Indonesia, which regulates our planned IPTV business, which is a subscription-based TV service transmitted through internet-protocol network. MoCI updated and replaced this regulation in July 2010 in MoCI Regulation No.11/PER/M.KOMINFO/07/2010. MoCI Regulation No.11/2010 makes clear that IPTV services may be delivered to both television sets and telecommunications devices, while MoCI Regulation No.30/2009 covered only television sets.

MoCI Regulation No.11/2010 provides that IPTV is a convergence of telecommunications, broadcasting, multimedia and electronic transactions. MoCI Regulation No.11/2010 establishes the legal basis for both licensing and providing IPTV services, and includes provisions on rights and obligations, standards, foreign ownership and the use of domestic independent content providers, among others.

Only a consortium comprising at least two Indonesian entities may be licensed as an IPTV provider. The individual consortium members must, in aggregate, hold at least one license as a local fixed network provider, one as an Internet Services Provider/ISP, and one as a subscriber broadcast services provider. The consortium may provide IPTV services only in the coverage area for which the consortium holds all three required licenses. MoCI Regulation No.11/2010 further requires that the IPTV services be delivered through a wire network.

Satellite

The international satellite industry is highly regulated. In addition to being subject to domestic licensing and regulation in Indonesia, such as regulation of the use of orbital slots and radio frequencies, the placement and operation of our satellites are also subject to registration with the Radio Communications Bureau of the International Telecommunications Union.

Consumer Protection

Under the Telecommunications Law, each operator must provide guarantees for consumer protection in relation to quality of services, usage or service fees, compensation and other matters. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunication operators.

USO

All telecommunications network operators and service providers are bound by a USO that requires them to contribute to providing universal telecommunication facilities and infrastructure, which is generally done by way of financial contribution. MoCI Regulation No.32/PER/M.KOMINFO/10/2008 dated October 10, 2008 regarding the USO (“MoCI Regulation No.32/2008”) provides that USO funds received will be used to fund telephone, SMS and internet access in remote and other areas of Indonesia where it is not economical to provide these services.

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues less uncollectable receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties. Pursuant to Government  Regulation No.7/2009 dated January 16, 2009 regarding Tariffs for Non-Tax State Revenue that apply to the Ministry of Communication and Information (“GR No.7/2009”), the current USO tariff rate is 1.25%. We paid USO amounts of Rp462.6 billion 2008, Rp809.6 billion in 2009 and Rp834.5 billion 2010.

MoCI Regulation No.32/2008 also provides that the right to provide USO services will be auctioned to the lowest-cost service provider. For example, MoCI Regulation No.48/PER/M.KOMINFO/11/2009, dated November 23, 2009, provides for 11 tenders in which USO funds will be used to establish Internet Service Centers in the capital cities of sub-districts (kecamatan) located within the service area for each tender.

Telecommunication Regulatory Charges

On January 16, 2009, the Government issued Government Regulation No.7/2009, which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

We are required to pay right-of-use fees that are calculated with reference to both the radio stations that we use in our network as well as the radio frequency spectrum which we control. The right-of-use fees calculated with reference to our radio stations are payable annually based on a formula that takes into account base prices for both radio frequency spectrum and transmission capacity, as adjusted by fee indices set by the Minister of Communications and Information in consultation with the Minister of Finance. The right-of-use fees calculated with reference to our radio frequency spectrum are determined by tender and comprise both an up-front fee and annual fees.

On December 13, 2010, the Government issued Government Regulation No.76/2010 amending Government Regulation No.7/2009. Pursuant to Government Regulation No.76/2010, we are no longer required to pay right-of-use fees calculated with reference to the radio stations that we deploy in our network, except for radio stations deployed in our backbone, with effect from December 15, 2010. As a result, our right-of-use fees are now calculated principally based on the bandwidth of the radio frequency spectrum that we use.

In addition to radio frequency spectrum right-of-use fees, GR No.7/2009 requires all telecommunications operators to pay an annual concession license fee, payable in equal quarterly installments, equal to 0.5% of unconsolidated gross revenues less uncollectable receivables from the telecommunication operation (e.g., bad debt expense) and payments received for interconnection expense which belong to other parties.

Telecommunications Towers

On March 17, 2008, the MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 regarding Guidelines on Construction and Utilization of Sharing Telecommunication Towers (the “Tower Decree”). Under the Tower Decree, the construction of telecommunications towers requires permits from the relevant governmental institution, while the local government determines the placement and locations at which telecommunications towers may be constructed. In addition, telecommunications providers that own telecommunication towers and other tower owners are obligated to allow other telecommunication operators to utilize their telecommunication towers (other than the tower used for its main network), without any discrimination.

Further, on March 30, 2009, several government ministers issued a joint regulation in the form of Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 regarding Guidelines for the Construction and Shared Use of Telecommunications Towers (the “Joint Decree”).

The Joint Decree grants to regents, who head local governments in Indonesia, or to the governor, in the case of DKI Jakarta Province, the authority to license the construction of telecommunications towers. The Joint Decree also provides for construction standards and requires that telecommunications towers generally be made available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is negotiated with reference to costs associated with investment and operational costs, the return of investment and a profit. Monopolistic practices in the ownership and management of telecommunications towers is prohibited.

In addition to the Joint Regulation and the Tower Decree, several regional authorities have implemented regulations limiting the number and location of telecommunication towers and require operators to share in the utilization of telecommunications towers.

COMPETITION

Measures following the Telecommunications Law’s adoption in 2001 moved the Indonesian telecommunications sector from a duopoly between Indosat and us to one with multiple competing providers. See “Regulations-Introduction of Competition in the Indonesian Telecommunications Industry”.

Competition Law

The Government currently promotes liberalization, competition and transparency in the telecommunications sector, although it does not prevent providers from attaining and capitalizing upon a dominant market position. The Government, however, does prohibit operators from abusing a dominant position. In March 2004, the MoC issued Decree No.33/2004, which prescribes measures to prohibit such abuse by dominant network and service providers. A provider is considered dominant based on factors such as scope of business, service coverage area and control a particular market. Specifically, Decree No.33/2004 prohibits dumping, predatory pricing, cross-subsidies, mandatory use of a provider’s services (to the exclusion of competitors) and hampering mandatory interconnection (including discrimination against specific providers).

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by Law No.5/1999 dated March 5, 1999 regarding Prohibition of Monopolistic Practice and Unfair Business Competition (the “Competition Law”). The Competition Law bans agreements and activities tending toward unfair business competition, as well as the abuse of a dominant market position. Pursuant to the Competition Law, the Commission for the Supervision of Business Competition (the “KPPU”) has been established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Competition Law.

The Competition Law is implemented by various regulations, including Government Regulation No.57/2010 dated July 20, 2010 regarding Mergers and Acquisitions Potentially Causing Cause Monopolistic Practices or Unfair Business Practices. Government Regulation No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, resulting in the KPPU’s issuing in a non-binding opinion. Government Regulation No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds.

Fixed Line, Fixed Wireless and Domestic Long Distance

Our exclusive right to provide domestic fixed line telecommunications services in Indonesia ended following the Telecommunications Law’s implementation in 2001. The MoC issued licenses to Indosat for domestic fixed line services in August 2002 and for DLD telephone services in May 2004. We entered into an interconnection agreement with Indosat dated September 23, 2005 to allow interconnection between our local fixed line services in Jakarta, Surabaya, Batam, Medan, Balikpapan, Denpasar and certain other areas. By 2006, Indosat was able to provide nationwide DLD services through its CDMA-based fixed wireless network, its fixed line network and these interconnection arrangements with us.

In an attempt to liberalize DLD services, the Government required each DLD provider to implement a three-digit access code to be dialed by customers making DLD calls. These regulations were first implemented in Balikpapan in 2008, with Balikpapan residents given the option to make a normal DLD call or to select a three-digit code assigned to Indosat or to us. Under current regulations, this system is to be applied nationally beginning September 27, 2011. See “Regulations—Introduction of Competition in the Indonesian Telecommunications Industry”.

Indosat remains our largest competitor with respect to fixed line and DLD services and we also compete against other fixed line service providers such as PT Bakrie Telecom (formerly Ratelindo) and PT Batam Bintan Telecom. Traditional fixed line services, however, have faced and will continue to increasingly face competition from cellular services, particularly as tariffs for these decrease, and from other alternate services such as fixed wireless, SMS, VoIP and e-mail services.

Our CDMA-based fixed wireless phone service, TELKOMFlexi, is the largest wireless access network in Indonesia with a coverage of 370 cities and offers limited mobility and charges customers at public switch telephone network (“PSTN”) tariff rates that are substantially lower than tariffs for cellular services. In comparison, Indosat launched its code division multiple access service under the brand name “StarOne” in Surabaya and Jakarta in 2004. Bakrie Telecom offers fixed wireless services in more than 30 cities and Mobile-8 was granted a nationwide fixed wireless access license in 2009, increasing competition in the fixed wireless phone sector. In general, the technologies employed by CDMA and fixed wireless access operators are less capital-intensive, allowing these operators to offer more competitive prices than GSM operators. In addition, fixed wireless frequency usage fees for radio station licenses are also lower compared to cellular.

Cellular

We operate our cellular service business through our majority-owned subsidiary, Telkomsel. As of December 31, 2010, Indonesia’s cellular market is dominated by Telkomsel, Indosat and XL Axiata, which collectively account for 86.6% of the full-mobility cellular market. Other providers include Hutchison, Natrindo, Smart Telecom and Bakrie Telecom.

There were approximately  206.3  million full-mobility cellular subscribers in Indonesia as of December 31, 2010, a 23.6% increase from approximately  166.9  million as of December 31, 2009. Despite this growth, the cellular penetration rate in Indonesia remains low relative to that of other countries, at approximately 88.0% as of December 31, 2010.

The cellular market has been characterized by increasing competition as it grew in recent years. Indonesian cellular providers historically competed on the basis of price, brand, network coverage, network quality and value-added services including data services. In 2007 and 2008, as a result of the shift from revenue-sharing to cost-based interconnection fees, most providers including ourselves increasingly competed on the basis of price and offered significant promotional discounts in an attempt to attract large numbers of subscribers. According to research by A.T. Kearney in 2009, Indonesia’s churn rate, the ratio of subscribers switching to another cellular provider, is among the highest in the world at approximately 11.0% per month. Both prepaid and postpaid Indonesian cellular subscribers are highly price sensitive and the latter enjoy low switching costs due to limited contractual lock-ins. The decrease in prices led to an increase in the number of subscribers and in network traffic, resulting in increased network congestion among operators.

We think that Telkomsel competes effectively in the Indonesian cellular market on the basis of price, coverage, service quality and value added services. As of December 31, 2010, Telkomsel remained the largest national licensed provider of cellular services in Indonesia, with approximately 94.0 million cellular subscribers and a market share of 45.6% of the full-mobility cellular market. The second and the third largest providers were Indosat and XL Axiata, which have a market share of 21.5% and 19.6%  respectively, based on the estimated number of subscribers as of December 31, 2010. In addition to the nationwide GSM operators, a number of smaller regional GSM, analog and CDMA fixed wireless providers operate in Indonesia.

The following table sets out summary information as of December 31, 2010 for each of the three leading cellular providers with national coverage:

Cellular Operators in Indonesia

Operator
	Telkomsel	Indosat	XL Axiata
Launch date	May-1995	Nov-1994(2)	Oct-1996
2G Licensed frequency bandwidth (GSM 900 & 1800)	30 MHz	30 MHz	15 MHz
3G Licensed frequency bandwidth (2.1 GHz)	10 MHz	10 MHz	5 MHz
Market share (as of December 31, 2010)(1)	45.6%	21.5%	19.6%
Subscribers (as Desember 31, 2010)(1)	94.0 million	44.3 million	40.4 million

(1)   Estimated, based on statistics compiled by us.

(2)   In November 2003, Indosat and Satelindo merged and Indosat took over Satelindo’s cellular operations.

In 2008, the KPPU determined that eight cellular providers, including Telkomsel, engaged in price fixing of SMS services, although the ruling is under appeal before Indonesian district courts. See “Risk Factors—If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability”.

In March 2010, Smart Telecom and Mobile-8 announced that they entered into a cooperation agreement to use the same logo and brand under the name “smartfren.” Other cellular service providers may similarly consolidate in the future.

IDD

We acquired a commercial IDD license in May 2004 and in June 2004 we began delivering full IDD services for our fixed wireline subscribers. We were awarded this license following the early termination by the DGPT in August 2001 of Indosat’s exclusive right to operate IDD services.

We conducted extensive preparations to offer IDD services prior to receiving our license in 2004. Our initial preparations included upgrading switching facilities to establish International Gateway capabilities in Batam, Jakarta and Surabaya. Two microwave links, connecting Batam-Singapore and Batam-Pangerang (Malaysia), were built to facilitate connections with overseas operators. In 2003, together with SingTel Mobile and CAT, we developed the TIS submarine cable system connecting Batam, Singapore and Thailand. We completed the deployment of a new submarine optical cable to connect Dumai (Indonesia) with Melaka (Malaysia) in December 2004, pursuant to an agreement with Telekom Malaysia Berhad. Our international cable was extended by purchasing bandwidth capacity to connect with Hong Kong, the United States and other countries. In December 2004 we completed the ground segment to connect to the Intelsat Satellite. The BSCS (Batam Singapore Cable System) network began operating in May 2009, while the AAG network began operating in October 2009. On January 25, 2008, TELKOM transferred its international operations, including IDD, to one of our subsidiaries, TII.

The IDD service business faces increasing competition from alternate means of long distance communication, particularly VoIP.

VoIP

We formally launched our VoIP services in September 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. XL Axiata, Indosat, Atlasat, Gaharu, PT Satria Widya Prima, Primedia Armoekadata and Jasnita Telekomindo also provide licensed VoIP services in Indonesia. Other unlicensed operators also provide VoIP services that may be accessed through websites or through software that allows computer-to-computer voice communications through the internet.

VoIP operators compete primarily on the basis of price and service quality. VoIP operators, including us, have begun to offer budget calls and other products aimed at price sensitive users such as prepaid calling cards, which are expected to result in greater competition among VoIP operators and IDD service providers. We currently offer our primary VoIP service TELKOM Global-01017 and its lower-cost alternative TELKOMSave. TELKOMSave offers discounted rates for certain countries to which there is heavy traffic from Indonesia while offering regular VoIP tariff rates for other countries. We offer a competing service called TELKOM Global 01017.

Satellite

Competition in the satellite business in the Asia-Pacific region continues to intensify, particularly in terms of coverage, products and price. Because the domestic satellite industry is not strictly regulated, it operates in practice on an “open-sky” policy, which has opened the door to competition between Indonesian and foreign satellite operators.

The Asia-Pacific region continues to need satellites for both telecommunications and broadcasting  infrastructure, as indicated by the following factors:

–      The number of regional and global operators directing their satellite services to the Asia-Pacific region;

–      High market demand for GSM trunking;

–      Continued growth in the DTH (Direct To Home) market; and

–      The value of satellite services in disaster recovery

The regional and  global satellite operators currently operating in the Asia-Pacific region are:

-         Intelsat / PanAmsat (USA)

-         SES Global (Luxembourg) / SES New Skies (Netherlands)

-         Telesat (Canada) / Loral Skynet (USA)

-         RSCC (Russia)

-         Eutelsat (France)APT Satellite (Hong Kong)

-         AsiaSat (Hong Kong)

-         SCC (Japan)

-         JSAT (Japan)

-         MEASAT (Malaysia)

-         Insat (India)

-         MCI – Media Citra Indostar (Indonesia)

-         Indosat (Indonesia)

-         VinaSat (Vietnam)

-         SingTel/Optus (Singapore)

-         PT TELKOM (Indonesia)

-         ChinaSat (China)

-         SinoSat (China)

-         KoreaSat (Korea)

-         Mabuhay (Philippines)

-         Thaicom (Thailand)

-         ABS (Hong Kong)

-         ProtoStar (Singapore)

The last two operators  (ABS and ProtoStar) are new to Asia. This is a further indication of the attractiveness of the Asia region for the satellite  business.

The Mobile Satellite Service (MSS) operators are as follows:

-         Inmarsat (UK)

-         Aces – Asia Cellular Satellite (Indonesia)

-         Thuraya Satellite (UAE)

-         Iridium (USA)

-         Globalstar (USA)

-         MBCO (Japan)

-         Tu Media (Korea)

-         CMBSAT (China)

Global satellite operators with higher capacity can take advantage of economies of scale to offer lower prices without affecting their financial performance. This will result in a market premium subsidy in very competitive markets. However, national operators can seek regulatory protection in the form of entry barriers such as landing rights imposed by governments on foreign satellites.

The Government of Indonesia has issued a new regulation on satellite operation. Ministerial Decree No.13 year 2005 requires overseas satellite operators to obtain a landing right license, with the following criteria:

-      Foreign satellite operators must coordinate with domestic  satellite operators to ensure that there is not disruption of Indonesia’s  satellite and terrestrial systems.

-      Countries that operate their satellites in Indonesia must allow Indonesian  satellite operators to operate in their countries.

Generally, a provider’s cost of service depends on power and coverage. Our satellite operations primarily consist of leasing transponders to broadcasters and telecommunications operators of VSAT, cellular and IDD services and ISPs and providing earth station satellite uplinking and downlinking service to domestic and international users. We face competition from foreign and domestic service providers and compete most closely in Indonesia with Indosat and PT Pasifik Satelit Nusantara (“Pasifik Satelit Nusantara”). Other private satellites serving the broadcast market within the coverage area of the TELKOM-1 and TELKOM-2 satellites include AsiaSat-2, AsiaSat-4, AsiaSat-3S, Apstar-2R, Apstar-5, Apstar-6, ThaiCom 3, Measat-2, Measat-3, Measat-3a, PanAmSat-4 and PanAmSat-7. Measat Sdn. Bhd, which operates the Measat satellites, APT Satellite, which operates the Apstar satellites and Shin Satellite PCL which operates the ThaiCom satellites, also compete directly with us in the Asian regional market.

Moreover, with the increasing popularity of Direct-To-Home television (“DTH”), there is increasing competition in the satellite business as new and more powerful regional satellites are launched. DTH is the reception of satellite programs with a personal dish in an individual home. National broadcasters are seeking DTH licenses to provide nationwide broadcast services in Indonesia. DTH television will enable broadcasters to distribute their program content without utilizing our telecommunication network support, thereby entirely bypassing our telecommunications services. In addition, because of the growing popularity of DTH, we face the possible loss of customers because DTH uses a satellite platform that we do not provide.

BTS

We operate 42,198 base transceiver stations, towers, located throughout Indonesia. Other operators sometimes place their telecommunications equipment on these towers, for which we receive a fee. Our principal competitors in this business are XL Axiata, Indosat and BTEL.

Others

Deregulation in the Indonesian telecommunications sector has encouraged competition in the multimedia, internet, and data communications services businesses. The diversification of businesses has gained momentum, with the result that competition is now very intense, particularly in terms of price, range of services offered, quality and network coverage, as well as customer service quality.

LICENSING

To provide national telecommunications services, TELKOM has a number of product and service licenses that are consistent with the applicable laws, regulations or decisions.

In 2010, TELKOM submitted a report to MoCI concerning the Internet Telephony Services for Public Needs (“ITKP”), Local Fixed Line, DLD International Fixed Network (“SI”), Close Fixed Network, and Internet Access as part of five-year evaluation program which is required under  its principal operating operational license it obtains. The evaluation is aimed at ensuring that TELKOM as an operator has met the requirements stated in the license.

Following the issuance of MoCI Regulation No.01/PER/M.KOMINFO/01/2010 dated 25 January 2010 concerning the Provision of Telecommunication Network, TELKOM is required to adjust the telecommunications services which it holds to the provisions of the MoCI Regulation, particularly in regards to telecommunication network services. TELKOM has secured new licenses that have been adjusted as required of which are as follows:

Below is the list of TELKOM’s licenses:

Fixed Network and Basic Telephony Services

Based on the report submitted by TELKOM concerning the operation of fixed network and as part of the adjustment to MoCI Decree No.01, TELKOM had its licenses adjusted in 2010 for the operation of local fixed network, direct long distance, international call and closed fixed network, explained as follows:

-         MoCI Decree No.381/KEP/M.KOMINFO/10/2010 dated 28 October 2010 on the License of Operating Local Fixed Network and Basic Telephony Services of PT. Telekomunikasi Indonesia, Tbk.;

-         MoCI Decree No.382/KEP/M.KOMINFO/10/2010 dated 28 October 2010 on the License of Operating Fixed Network of Direct Long Distance and Basic Telephony of PT. Telekomunikasi Indonesia, Tbk.;

-        MoCI Decree No.383/KEP/M.KOMINFO/10/2010 dated 28 October 2010 on the License of Operating Fixed Network of International Call and Basic Telephony Services of PT. Telekomunikasi Indonesia, Tbk.: and

-         MoCI Decree No.398/KEP/M.KOMINFO/11/2010 dated 28 October 2010 on the License of Operating Closed Fixed Network of PT. Telekomunikasi Indonesia, Tbk.

Following the issuance of MoCI Decrees No.381, 382 and 383, our previous licenses for operating a fixed network and basic telephony services previously owned by TELKOM based on MoC Decree No.KP.162 Year 2004 dated 13 May 2004 ceased to be in effect. The licenses do not have a set expiry date, but are evaluated every five year.

Cellular

Telkomsel holds licenses to operate a nationwide GSM mobile cellular telephone network using 7.5 MHz of radio frequency bandwidth in the 900 MHz band and using 22.5 MHz of radio frequency bandwidth in the 1,800 MHz band. Telkomsel also holds licenses from the Indonesian Investment Coordinating Board that permit Telkomsel to develop cellular services with national coverage, including the expansion of its network capacity. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or governmental agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its base transceiver stations.

In February 2006, the Government held a tender for three 2.1 GHz spectrum licenses, each with a bandwidth of 5 MHz, to be used in conjunction with the new licenses to operate a nationwide 3G cellular telecommunication network. One of the licenses went to Telkomsel. Telkomsel obtained a 3G license on a 2.1 GHz band for a ten-year period as set out regulated in MoCI Decree No.19/KEP/M.KOMINFO/2/2006 dated 14 February 2006. The license will be extended after being evaluated by the MoCI. Telkomsel started its commercial 3G service in September 2006.

Based on MoCI Decree No.101/KEP/M.KOMINFO/10/2006 dated 11 October 2006, Telkomsel had its license renewed by granting Telkomsel rights to provide: (i) mobile telecommunications service with radio frequency bandwidth in 900 MHz and 1,800 MHz; (ii) mobile telecommunications service of IMT-2000 with radio frequency bandwidth in 2.1 GHz (3G) and (iii) basic telecommunications services. The licenses do not have a set expiry date, but are evaluated every five year.

International Calls

TELKOM started international call service since in 2004.Our license for operating a fixed network to provide international call services was adjusted in 2010 to meet in the requirements of MoCI Decree No.01/2010 with the issuance of MoCI Decree No.383/2010. The license does not have a set expiry date, but it will be evaluated in 2015.

 TELKOM also has a license to operate a closed fixed network based on MoCI Decree No.398/2010, which adjust the previous license, to meet the provisions in MoCI Decree No.01/2010. The license allows TELKOM to lease the installed closed fixed network to, among others other telecommunication network and service operators, including providing an international telecommunication transmission facilities through a Submarine Cable Communication System (”SCCS”) directly to Indonesia for overseas telecommunication operators.

According to MoCI Decree No.16/PER/M.KOMINFO/9/2005 dated 6 October 2005 concerning Provision of International Telecommunications Transmission Facilities through SCCS, overseas telecommunications operators wishing to provide an international telecommunications transmission facilities through the SCCS directly to Indonesia are required to set up a partnership with a Fixed Network of International Call Services or closed fixed network provider. In line with MoCI Decree No.16/2005, the international telecommunication transmission facilities provided through SCCS are served by TELKOM on the basis of Landing Rights attached to TELKOM’s license to operate fixed network of International Call services.TELKOM has also secured Landing Rights based on the Landing Right Letter No.006-OS/DJPT.6/HLS/3/2010 dated March 2, 2010 from MoCI.

On March 2, 2010, the MoCI issued Decree No.75/KEP/M.KOMINFO/03/2010 that granting PT Telekomunikasi Indonesia International, a TELKOM subsidiary, licenses license to operate a closed fixed line network which enables TII to provide international infrastructure services. Separately, TII secured Landing Rights in Indonesia from the DGPT to provide international telecommunications transmission facilities through SCCS.

VoIP ISP

TELKOM is licensed to provide internet telephony services for public needs as stated in DGPT Decree No.384/KEP/DJPT/KOMINFO/11/2010 dated 29 November 2010 on VoIP services as well as to provide internet access services based on DGPT Decree No.02/Dirjen/2004 on ISP service.

The license does do not have a set expiry date, but it is evaluated every five years

Network Service Provider

We hold a license to provide Internet interconnection services by referring to DGPT Decree No.275/Dirjen/2006. The term of this license is unlimited, but it will be evaluated every five year. This license is next due for evaluation in 2011.

Broadband Wireless Access (“BWA”)

In July 2009, TELKOM won tender for BWA licenses for 12 zones, comprising 7 zones licensed for 3.3 GHz (North Sumatra, South Sumatra, Central Sumatra, West Kalimantan, East Kalimantan, West Java, JABODETABEK and Banten) and 5 zones licensed for 2.3 GHz (Central Java, East Java, Papua, Maluku, and the northern part of Sulawesi).

In August 2009, the Minister of Communications and Informatics issued Ministerial Decree No.237/KEP/M.KOMINFO/7/2009 regarding the Appointment of the Winning Bidders for Packet Switched-Based Local Fixed Access Network Operators Using the 2.3 GHz Radio Frequency for Wireless Broadband Services.

Becoming a broadband wireless access operator is in line with the transformation of our business to TIME, which requires us to have infrastructure that is capable of responding to an increasingly complex market and the demand for ever more convergent products and services, whether in the consumer, enterprise or wholesale segments.

Data Communication System (“SISKOMDAT”)

Pursuant to MoC Decree No.KM.30/2004 regarding the Amendment of MoC Decree No.KM.21/2001 regarding the Operation of Telecommunications Services, we are required to have a SISKOMDAT operating license. The SISKOMDAT Operating License is required to provide data communications services. At present, we have a Provisional SISKOMDAT Operating License to carry out the Operational Feasibility Trials to obtain the SISKOMDAT Operating License. We are currently using a closed fixed network license for our data communications services.

Pay TV License for Indonusa

Pursuant to Law No.32 of year 2002 regarding Broadcasting and Government Regulation No.52/2005 regarding the Operation of Subscription Broadcasting (the two year license conversion period), PT Indonusa Telemedia applied for a Pay-TV Operator license from the Government in 2007. MoCI has issued license for Pay TV Broadcasting to Indonusa Telemedia under MoCI Decree No.392/KEP/M.KOMINFO/11/2010 dated November 11, 2010.

In January 2010, we and Indonusa Telemedia submitted our IPTV field trial report to the MoCI. Supported with the available system and operation license, IPTV will serve as an icon for TELKOM’s product and service in the future

We plan to launch our commercial PayTV service in May 2011.

Payment method using e-money

Following the implementation of Bank Indonesia’s Regulation No.11/11/PBI/2009 and Circular Letter of Bank Indonesia No.11/10/DASP each dated on May 13, 2009 on the operation of APMK and Bank Indonesia’s Regulation No.11/12/PBI/2009 and Circular Letter of Bank Indonesia No.11/11/DASP each dated May 13, 2009 on e-money, Bank Indonesia has redefined the meaning of “principal” and “acquirer” in operating APMK and e-money business. In that case, Bank Indonesia has confirmed the TELKOM’s status as the issuer of e-money based on letter of Directorate of Accounting and Payment System of Bank Indonesia No.11/13/DASP dated on May 25, 2009.

Money Transfer Operations

Referring to the license from Bank Indonesia No.11/23/Bd/8, dated August 5, 2009, TELKOM has secured a license from Bank Indonesia as the money transfer service provider. TELKOM provides a money transfer services product called DELIMA.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements for the years ended December 31, 2008, 2009 and 2010 included elsewhere in this Annual Report. These Consolidated Financial Statements were prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. See Notes 55 and 56 to the Consolidated Financial Statements for our reconciliation to U.S. GAAP.

OPERATING RESULTS OVERVIEW

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become a leading TIME player in the region through the provision of a wide range of communication services. As of December 31, 2010, we had approximately 120.5 million lines in service comprising 8.3 million lines on our fixed wireline network, 18.2 million lines on our fixed wireless network and Telkomsel had approximately 94.0 million cellular subscribers. We also provide a wide range of other communication services, including telephone network interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services.

Our operating results for the three-year period from 2008 through 2010 reflected growth in operating revenues. From 2008 to 2010, the growth in operating revenues was driven by data, internet and information technology services revenues and cellular revenues. The growth of revenues in the cellular business primarily reflected growth in the number of Telkomsel's cellular subscribers.

Our operating results from 2008 to 2010 also reflected growth in operating expenses. The growth in operating expenses was driven by operations, maintenance and telecommunications services and depreciation and amortization expenses. The growth of depreciation and amortization expenses and operation, maintenance and telecommunications services expenses was primarily as a result of the addition of Telkomsel's BTS and TRX, and the increase in overall network capacity to support the increases in its subscribers.

Increase in Cellular Revenues and Subscribers with Declining ARPU

Our cellular telephone revenues experienced a 2.1% growth from 2009 to 2010 and 7.6% from 2008 to 2009. Our cellular subscribers increased by 15.1% from 2009 to 2010 and 25% from 2008 to 2009. Telkomsel's revenues from cellular phone services (usage charges, monthly subscription charges, connection fee charges and features) accounted for approximately 42.4% of our consolidated operating revenues for the year ended December 31, 2010, compared to 42.1% for the year ended December 31, 2009 and 41.4% for the year ended December 31, 2008.

This revenue and subscriber growth has been driven by continued growth in demand for mobile cellular services in Indonesia, coupled with our efforts to attract new subscribers and the expansion of our cellular network and capacity. Although the usage behavior of new cellular subscribers may vary depending in part on the pricing packages we offer during a particular period and those offered by our competitors, our operating revenues from cellular services have grown at a slower rate than our cellular subscriber numbers primarily due to a combination of lower average tariffs due to intense competition and increased penetration among lower-income subscribers. These factors have contributed to declining ARPU, with blended monthly ARPU decreasing from approximately Rp59,000 in 2008 to Rp48,000 in 2009 and Rp42,000 in 2010.

Due to the growth in the cellular market, competition remained intense among cellular operators, particularly in the prepaid market. These cellular operators also compete to a lesser extent with fixed wireless operators, with a growing number of fixed wireless lines in service. See “Risk Factors — Risks Relating to TELKOM and its Subsidiaries — Competition From Industry Incumbents And New Market Entrants May Adversely Affect Our Cellular Services Business”.

Decrease in Fixed Wireline Telephone Revenues

Our fixed wireline telephone revenues decreased by 14.5%, from Rp16,708.6 billion in 2008 to Rp14,286.3 billion in 2009 and by 9.4% from 2009 to Rp12,940.0 billion in 2010.

We believe that fixed wireline telephone revenues have been declining due to the increased usage and declining tariffs of mobile cellular services and fixed wireless services and increased penetration of cellular subscribers in Indonesia. Cellular and fixed wireless services provide increased convenience, and in certain cases where subscribers call other subscribers using the same provider’s network, tariffs can be lower than fixed wireline calls that are made to subscribers of another provider. Although we expect that our fixed line, including fixed wireline services will continue to contribute significantly to our operating revenues in the near term, we expect such trend of declining fixed wireline telephone revenues will continue.

As part of our corporate strategy, we are seeking to optimize our fixed-wireline business through various means, including increasing cost competitiveness, developing IDD fixed wireline business and increasing value added services for fixed wireline services. We also seek to increase our fixed wireline penetration rate more quickly and reduce our capital expenditure per line through the use of fixed wireless technology and by upgrading our fixed wireline access network and legacy infrastructure to NGN infrastructure with broadband capability. From 2009, we also launched a fixed business improvement program, which promotes various monthly fixed fee packages to existing fixed wireline subscribers for local and domestic long-distance calls, up to a certain call volume. The fixed fee package offered by us to each subscriber is based on historical usage volumes for that particular subscriber.

Decrease in Fixed Wireless Telephone Revenues

Our fixed wireless revenues decreased by 1.5% from Rp3,696.6 billion in 2008 to Rp3,639.6 billion in 2009 and by 14.1% from 2009 to Rp3,125.6 billion in 2010.  This decline has occurred despite a significant increase in subscribers during such period, primarily due to lower average tariffs due to intense competition and a decline in fixed wireless voice revenues.

Our fixed wireless telephone business is facing competition from an increasing number of operators, including PT Indosat and PT Bakrie Telecom, as well as mobile cellular services, SMS, VoIP services and e-mail. Competition in the fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. In addition, our fixed wireless operations face frequency bandwidth constraints as there is currently no new frequency available from the government for expansion, and in densely populated areas, our current fixed wireless operations use substantially all of the available bandwidth that we have been allocated. As a result, we face capacity issues for fixed wireless voice and data and internet services in densely populated areas, which restricts our ability to compete in such areas.

However, we believe there are still opportunities in the market and, in particular, we seek to further grow our fixed wireless data and internet revenues and extend our network to cover new areas. We plan to continue to expand, though selectively, our CDMA-based fixed wireless networks. Compared to fixed wireline networks, CDMA-based networks are generally faster and easier to construct and provide customers with greater flexibility and mobility.

Decrease in Interconnection Revenues

Our interconnection revenues accounted for approximately 5.4% of our consolidated operating revenues for the year ended December 31, 2010, compared to 5.7% for the year ended December 31, 2009 and 6.8% for the year ended December 31, 2008. Revenues from interconnection services decreased by 3.4% from Rp 3,866.7 billion in 2009 to Rp 3,735.4 billion in 2010 and decreased by 11.4% from Rp 4,362.5 billion in 2008 to Rp 3,866.7 billion in 2009

This declining trend in interconnection revenues is primarily due to the implementation of a new interconnection regime. Starting on January 1, 2007, the Government adopted a new cost-based interconnection regime for all telecommunications network and service operators. Under the new scheme, the operator of the network on which calls terminate will determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which will require the operators to charge for calls based on the costs of carrying such calls. Such interconnection charges must be calculated and submitted to the DGPT annually for approval in the form of a Reference Interconnection Offer. As a result, we, including Telkomsel, have made tariff adjustments downwards. We expect that tariffs will likely continue to trend downwards. The new cost-based interconnection regime also provides transparency in interconnection charges, which allows operators to route calls through the most cost-efficient route through software, thereby reducing interconnection fees. In addition, many mobile cellular operators have in recent years offered aggressive promotions with very low tariffs for calls made to other subscribers of the same operator. As these calls do not transit through our network, we do not receive interconnection revenues for such calls. Such factors have resulted in a decline of interconnection revenues generally for the telecommunications industry in Indonesia.

Increase in Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues accounted for approximately 28.9% of our consolidated operating revenues for the year ended December 31, 2010, compared to 27.4% for the year ended December 31, 2009 and 23.0% for the year ended December 31, 2008. Our revenues from our data, internet and information technology services increased by 7.0% from 2009 to 2010 and increased by 25.3% from 2008 to 2009. The increase in data, internet and information technology services revenues in 2010 was primarily due to a 7.5% increase in revenues generated from SMS services and a 6.5% increase in revenues from internet, data communication and information technology services. As part of our transformation into a TIME provider, and our corporate objective of growing our new wave businesses, we seek to continue to increase such revenues.

Operations, Maintenance and Telecommunication Services Expenses

Our operations, maintenance and telecommunications services expenses have increased by Rp1,497.0 billion, or 10,3%, from Rp14,549.4 billion in 2009 to Rp16,046.4 billion in 2010, and increased by Rp2,248.1 billion, or 18.3%, from Rp12,301.3 billion in 2008 to Rp14,549.4 billion in 2009. These increases are in line with the Telkomsel's expansion of its network capacity due to the growth in its subscriber base and increase in our fixed assets due to deployment of fixed wireless. Telkomsel's subscriber base has increased from 65.3 million subscribers as of December 31, 2008 to 81.6 million subscribers as of December 31, 2009 to 94.0 million subscribers as of December 31, 2010.

Our fixed wireless service grew substantially from 12.7 million lines in service as of December 31, 2008 to 15.1 million lines in service as of December 31, 2009 and 18.2 million lines in service as of December 31, 2010.

TELKOM's OPERATING REVENUES

The following table sets out our operating revenues, itemized according to our main products and services, for the three years 2008 through 2010. Each item is expressed as a percentage of total operating revenues.

	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Operating Revenues
Telephone
Fixed lines	16,708.6	26.0	14,286.3	21.1	12,940.0	18.9	1,436.2
Cellular	26,529.1	41.4	28,532.5	42.1	29,133.6	42.4	3,233.5
Interconnection	4,362.5	6.8	3,866.7	5.7	3,735.4	5.4	414.6
Data, internet and information technology services	14,768.2	23.0	18,511.6	27.4	19,801.1	28.9	2,197.7
Network	1,079.5	1.7	1,218.0	1.8	1,058.2	1.5	117.4
Other telecommunications services	718.5	1.1	1,262.5	1.9	1,960.9	2.9	217.6
Total	64,166.4	100.0	67,677.6	100.0	68,629.2	100.0	7,617.0

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Fixed Line Telephone Revenues
Fixed Line Telephone Revenues for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Fixed Line Telephone Revenues
Usage charges	12,605.4	19.6	10,322.5	15.2	9,286.5	13.5	1,030.7
Monthly subscription charges	3,664.8	5.7	3,506.8	5.2	3,251.0	4.8	360.8
Installation charges	197.7	0.3	186.1	0.3	179.3	0.3	19.9
Others	240.7	0.4	270.9	0.4	223.2	0.3	24.8
Total	16,708.6	26.0	14,286.3	21.1	12,940.0	18.9	1,436.2

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Cellular Telephone Revenues
Cellular Telephone Revenues for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues.
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Cellular Telephone Revenues
Usage charges	25,335.1	39.5	27,402.1	40.5	28,024.4	40.8	3,110.4
Features	722.9	1.1	483.1	0.7	581.8	0.8	64.6
Monthly subscription charges	186.1	0.3	423.5	0.6	487.7	0.7	54.1
Connection fee charges	285.0	0.5	223.8	0.3	39.7	0.1	4.4
Total	26,529.1	41.4	28,532.5	42.1	29,133.6	42.4	3,233.5

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Interconnection Revenues
Interconnection Revenues for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Interconnection Revenues
Domestic interconnection and transit	2,741.4	4.3	2,338.0	3.4	2,174.0	3.1	241.3
International interconnection	1,621.1	2.5	1,528.7	2.3	1,561.4	2.3	173.3
Total	4,362.5	6.8	3,866.7	5.7	3,735.4	5.4	414.6

*As requested. Please refer to Note 2.p.i to our Consolidated Financial Statements

Data, Internet and Information
Data, internet and information revenues for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Data, Internet and Information Technology Services Revenues
Short Messaging Service (“SMS”)	9,653.6	15.0	10,499.4	15.5	11,288.6	16.5	1,252.9
Internet, data communication and information technology services	4, 896.6	7.6	7,789.8	11.5	8,297.5	12.1	920.9
VoIP	180.5	0.3	185.7	0.3	196.5	0.3	21.8
e-business	37.5	0.1	36.7	0.1	18.5	-	2.1
Total	14,768.2	23.0	18,511.6	27.4	19,801.1	28.9	2,197.7

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements

Network Revenues
Network revenues for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Network Revenues
Leased lines	691.8	1.1	743.0	1.1	687. 6	1.0	76.3
Satellite transponder lease	387.7	0.6	475.0	0.7	370.6	0.5	41.1
Total	1,079.5	1.7	1,218.0	1.8	1,058.2	1.5	117.4

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Other Telecommunication Services
Other telecommunication services for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp. (billion)%		Rp. (billion)%		Rp. (billion)%		US$ (million)
Other Telecommunication Services
CPE and terminal	380.5	0.6	721.0	1.1	851.2	1.2	94.5
USO compensation	-	-	47.8	0.1	342.4	0.5	38.0
Directory assistance	333.6	0.5	340.1	0.5	322.0	0.5	35.7
Others	4.4	-	153.6	0.2	445.3	0.7	49.4
Total	718.5	1.1	1,262.5	1.9	1,960.9	2.9	217.6

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

TELKOM'S OPERATING EXPENSES
The following table sets out our operating expenses for the three years 2008 through 2010, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Operating Expenses
Depreciation and Amortization	12,332.1	19.2	13,974.8	20.7	14,611.5	21.3	1,621.7
Personnel	9,116.6	14.2	8,533.1	12.6	7,516.5	11.0	834.2
Operations, maintenance and telecommunication services	12,301.3	19.2	14,549.4	21.5	16,046.4	23.3	1,780.9
General and administrative	2,366.2	3.7	2,643.8	3.9	2,352.1	3.4	261.1
Interconnection	3,263.5	5.1	2,929.3	4.3	3,086.4	4.5	342.5
Marketing	2,349.7	3.6	2,259.5	3.3	2,525.2	3.7	280.3
Total	41,729.4	65.0	44,889.9	66.3	46,138.1	67.2	5,120.7

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Depreciation and Amortization Expenses
Depreciation and amortization expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenue:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Depreciation and Amortization Expenses
Depreciation	11,069.6	17.2	12,565.9	18.6	13,084.3	19.1	1,452.2
Amortization	1,262.5	2.0	1,408.9	2.1	1,572.2	2.2	169.5
Total	12,332.1	19.2	13,974.8	20.7	14,611.5	21.3	1,621.7

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Personnel Expenses
Personnel expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenue:
	Year Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Personnel Expenses
Salaries and related benefits	2,956.4	4.6	3,056.3	4.5	2,775.1	4.0	308.0
Vacation pay, incentives and other benefits	2,242.0	3.5	2,335.4	3.5	2,714.0	4.0	301.2
Employees’ income tax	1,128.4	1.8	674.4	1.0	795.6	1.2	88.3
Net periodic pension cost	706.5	1.1	625.8	0.9	504.6	0.8	56.0
Net periodic post-retirement health care benefit cost	901.8	1.4	331.1	0.5	238.3	0.4	26.5
Housing	215.3	0.3	207.5	0.3	216.0	0.3	24.0
Insurance	32.4	0.1	22.1	-	85.9	0.1	9.5
Long Service Award (LSA)	35.3	0.1	116.6	0.2	78.3	0.1	8.7
Other post-retirement cost	83.6	0.1	81.4	0.1	65.9	0.1	7.3
Other employees’ benefits	16.3	-	20.0	-	22.9	-	2.5
Early retirements programs	788.2	1.2	1,043.6	1.6	-	-	-
Others	10.4	-	18.9	-	19.9	-	2.2
Total	9,116.6	14.2	8,533.1	12.6	7,516.5	11.0	834.2

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Operations Maintenance and Telecommunication Services Expenses
Operation and maintenance expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenue:
	Year Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Operations Maintenance and Telecommunication Services Expenses
Operations, and maintenance	5,988.9	9.3	7,447.4	11.0	8,835.7	12.9	980.6
Radio frequency usage charges	2,400.3	3.7	2,784.6	4.1	2,892.3	4.2	321.0
Concession fees and Universal Service Obligation (USO) charges	1,095.1	1.7	1,136.7	1.7	1,176.5	1.7	130.6
Cost of handset phone, SIM and RUIM cards	1,101.6	1.7	1,142.0	1.7	1,067.3	1.6	118.5
Electricity, gas and water	558.4	0.9	724.1	1.1	841.3	1.2	93.4
Insurance	366.5	0.6	312.3	0.4	384.4	0.5	42.7
Vehicles rental and supporting facilities	232.4	0.4	266.4	0.4	283.1	0.4	31.4
Leased lines and CPE	383.3	0.6	474.2	0.7	214.8	0.3	23.8
Cost of IT service	105.7	0.2	181.2	0.3	200.3	0.3	22.2
Traveling	50.1	0.1	60.8	0.1	59.5	0.1	6.6
Others	19.0	-	19.7	-	91.2	0.1	10.1
Total	12,301.3	19.2	14,549.4	21.5	16,046.4	23.3	1,780.9

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

General and Administrative Expenses
General and administrative expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenue:
	Year Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
General and Administrative Expenses
Provision for doubtful accounts and inventory obsolescence	398.0	0.6	573.7	0.8	524.8	0.8	58.2
Collection expenses	583.9	0.9	717.8	1.1	401.2	0.6	44.5
General and social contribution	141.8	0.2	220.6	0.3	288.2	0.4	32.0
Travelling	238.3	0.4	223.2	0.3	259.7	0.4	28.8
Training, education and recruitment	241.4	0.4	204.7	0.3	215.7	0.3	23.9
Security and screening	258.7	0.4	265.4	0.4	214.8	0.3	23.8
Professional fees	204.9	0.3	184.5	0.3	162.6	0.2	18.0
Meetings	88.0	0.1	76.4	0.1	79.6	0.1	8.8
Stationery and printing	72.0	0.1	64.6	0.1	64.3	0.1	7.2
Vehicles rental	87.0	0.2	66.2	0.1	50.9	0.1	5.7
Research and development	9.8	-	5.9	-	8.5	-	1.0
Others	42.4	0.1	40.8	0.1	81.8	0.1	9.2
Total	2,366.2	3.7	2,643.8	3.9	2,352.1	3.4	261.1

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Interconnection Expenses
Interconnection expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenue:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Interconnection Expenses
Domestic interconnection and transit	2,178.0	3.4	1,874.2	2.8	1,980.2	2.9	219.8
International interconnection	1,085.5	1.7	1,055.1	1.5	1,106.2	1.6	122.7
Total	3,263.5	5.1	2,929.3	4.3	3,086.4	4.5	342.5

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements.

Marketing Expenses
Marketing expenses for the three years 2008 through 2010 are set out below, with each item also expressed as a percentage of operating revenues:
	Years Ended December 31,
	2008*		2009*		2010		2010
	Rp (billion)%		Rp (billion)%		Rp (billion)%		US$ (million)
Marketing Expenses
Advertising	1,876.3	2.9	1,724.0	2.6	1,994.0	2.9	221.3
Customer education	416.5	0.6	437.2	0.6	398.3	0.6	44.2
Others	56.9	0.1	98.3	0.1	132.9	0.2	14.8
Total	2,349.7	3.6	2,259.5	3.3	2,525.2	3.7	280.3

*As restated. Please refer to Note 2.p.i to our Consolidated Financial Statements

RESULTS OF OPERATIONS

Year ended December 31, 2010 compared to year ended December 31, 2009

A.      Operating Revenues

Total operating revenues increased by Rp951.6 billion, or 1.4%, from Rp67,677.6 billion in 2009 to Rp68,629.2, billion in 2010. The increase in operating revenues in 2010 was primarily due to the increase in revenues from data, internet and information technology services, cellular and other telecommunications services, partly offset by decreases in revenues from fixed lines and interconnection and network. Revenues from cellular the largest component of our revenues, recorded a small increase of Rp601.1 billion, or 2.1%, in 2010.

1.       Fixed Line Telephone Revenues

Fixed line revenues decreased by Rp1,346.3 billion, or 9.4%, from Rp14,286.3 billion in 2009 to Rp12,940.0 billion in 2010. The decrease in fixed line revenues was primarily due to the decrease in usage charges, which decreased by Rp1,036.0 billion, or 10.0%, from Rp10,322.5 billion in 2009 to Rp9,286.5 billion in 2010. Further, monthly subscription charge revenues also contributed to the decrease by Rp255.8 billion, or 7.3% in 2010.

The decrease in usage revenues was primarily due to a 21.3% decrease in local revenues from Rp2,492.7 billion in 2009 to Rp1,962.8 billion in 2010, and a 12.5% decrease in domestic long-distance usage revenues from Rp1,983.1 billion in 2009 to Rp1,735.7 billion in 2010.

2.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp601.1 billion, or 2.1%, from Rp28,532.5 billion in 2009 to Rp29,133.6 billion in 2010 primarily due to the increase in usage charges, features and monthly subscription charges, offset by a substantial decrease in connection fee charges of Rp184.1 billion or 82.3% from Rp223.8 billion in 2009 to Rp39.7 billion in 2010.

Usage charges increased by Rp622.3 billion, or 2.3%, from Rp27,402.1 billion in 2009 to Rp28,024.4 billion in 2010. The increase in usage charges is consistent with the increase in usage of Telkomsel’s cellular network, which increased by approximately 1.5% from 133.8 billion minutes in 2009 to 135.8 billion minutes in 2010.

Features charges revenues increased by Rp98.7 billion, or 20.4%, from Rp483.1 billion in 2009 to Rp581.8 billion in 2010. This reflected a shift in consumer preference towards the purchase of additional cellular features.

Monthly subscription revenues increased by Rp64.2 billion, or 15.2%, from Rp423.5 billion in 2009 to Rp487.7 billion in 2010. The increase in monthly subscription revenues was primarily attributable to a 15.1% growth in Telkomsel’s total cellular subscribers from 81.6 million subscribers in 2009 to 94.0 million subscribers in 2010. This increase was caused by growth in prepaid and postpaid subscribers by 15.4% and 5.0%, respectively, in 2010.

3.       Interconnection Revenues

Interconnection revenues decreased by Rp131.3 billion, or 3.4%, from Rp 3,866.7 billion in 2009 to Rp 3,735.4 billion in 2010. Interconnection revenues decreased primarily due to a decrease in domestic interconnection and transit.

Interconnection revenues comprised interconnection revenues from TELKOM’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Domestic interconnection and transit revenues decreased by Rp164.0 billion, or 7.0%, from Rp2,338.0 billion in 2009 to Rp2,174.0 billion in 2010 partly offset by an increase in international interconnection revenues by Rp32.7 billion, or 2.1%, from Rp1,528.7 billion in 2009 to Rp1,561.4 billion in 2010.

Our total interconnection revenues accounted for 5.4% of our consolidated operating revenues for the year ended December 31, 2010, compared to 5.7% for the year ended December 31, 2009.

4.       Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp1,289.5 billion, or 7.0%, from Rp18,511.6 billion in 2009 to Rp19,801.1 billion in 2010. This increase was primarily due to an increase in SMS revenue, internet, data communication and information technology services revenues.

Internet, data communication and information technology services revenues increased by Rp507.7 billion, or 6.5% from Rp7,789.8. billion in 2009 to Rp8,297.5 billion in 2010 due to increase in marketing efforts to boost sales of data and internet services primarily to Speedy subscribers in 2010. Speedy subscribers grew 44.0% from approximately 1.1 million subscribers in 2009 to approximately 1.6 million subscribers in 2010.

SMS revenue increased by Rp789.2 billion or 7.5% from Rp10,499.4 billion in 2009 to Rp11,288.6 billion in 2010.

5.       Network Revenues

Network revenues decreased by Rp159.8 billion, or 13.1%, from Rp1,218.0 billion in 2009 to Rp1,058.2 billion in 2010 mainly due to a decrease  in our revenues from satellite transponder leased services.

Satellite transponder lease revenues decreased by Rp104.4 billion, or 22.0%, from Rp475.0 billion in 2009 to Rp370.6 billion in 2010 due to a decreases in tariffs for home-based satellite receivers and transponders. Leased lines revenues decreased by Rp55.4 billion, or 7.5%, from Rp743.0 billion in 2009 to Rp687.6 billion in 2010 due to decreases in tariffs for leased lines. although our satellite transponder capacity in use and leased line capacity in use increased in 2010.

6.       Other Telecommunications Services Revenues

In 2010, our revenues from other telecommunications services increased by Rp698.4 billion, or 55.3%, from Rp1,262.5 billion in 2009 to Rp1,960.9 billion in 2010. The increase in other telecommunications services revenues was primarily as a result of an increase in USO (universal service obligation) compensation by Rp294.6 billion from Rp47.8 billion in 2009 to Rp342.4 billion in 2010 and other revenues by Rp291.7 billion from Rp153.6 billion in 2009 to Rp445.3 billion in 2010. In 2009 the USO project was still in its pre-operating phase, so the revenue contribution from the USO project was recorded for October to December 2009. In 2010 the USO project was fully operational and the USO project revenues accrued for the full year.

B.      Operating Expenses

Operating expenses increased by Rp1,248.2 billion, or 2.8%, from Rp44,889.9 billion in 2009 to Rp46,138.1 billion in 2010. The increase in operating expenses was attributable primarily to increases in operations, maintenance and telecommunications services expenses, depreciation and amortization expenses and to a lesser extent, marketing expenses and interconnection expense, primarily offset by decreases in personnel expenses and to a lesser extent, general and administrative expenses. These expenses are further explained below.

1.       Depreciation and Amortization Expense

Depreciation and amortization expense increased by Rp636.7 billion, or 4.6%, from Rp13,974.8 billion in 2009 to Rp14,611.5 billion in 2010, which was primarily due to increased depreciation expense of Rp518.4 billion, or 4.1%. The increase in depreciation expense was due to increases in the depreciation of supporting facilities BTS and transport, offset by decreases in the depreciation of cable networks, switching facilities and capital leases. Amortization expense also increased by Rp118.3 billion, or 8.4%, due to increases in goodwill following a number of acquisitions and intangible assets.

2.       Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp1,497.0 billion, or 10.3%, from Rp14,549.4 billion in 2009 to Rp16,046.4 billion in 2010. The increase in operations, maintenance and telecommunications services expenses was primarily attributable to an increase in operations and maintenance expenses by Rp1,388.3 billion, or 18.6%, due to increased expenses associated with the expanded capacity of Telkomsel’s transmitting and receiving stations and switching and intelligent network equipment, and an increase in outsourcing expenses.

The other increase in operations, maintenance and telecommunications services expenses was primarily attributable to the following:

-      Electricity, gas and water expenses also increased by Rp117.2 billion, or 16.2%, from Rp724.1 billion in 2009 to Rp841.3 billion in 2010, primarily due to the increase in the number of cellular and fixed wireless BTSs and increase in electricity tariffs;

-      Radio frequency usage expenses increased by Rp107.7 billion, or 3.9%, from Rp2,784.6 billion in 2009 to Rp2,892.3 billion in 2010, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTS grew by 1.8% from 5,543 units in 2009 to 5,641 in 2010, while Telkomsel’s BTS’s grew by  18.0% from  30,992 units in 2009 to  36,557 units in 2010;

-      Insurance expenses increased by Rp72.1 billion, or 23.1%, from Rp312.3 billion in 2009 to Rp384.4 billion in 2010; and

-      Vehicles rental and supporting facilities expenses increased by Rp16.7 billion, or 6.3%.

The above increases were offset by a decrease in leased lines and CPE expenses by Rp259.4 billion, or 54.7% and the cost of handset phone, SIM and RUIM cards by Rp74.7 billion, or 6.5%.

3.       General and Administrative Expenses

General and administrative expenses decreased by Rp291.7 billion, or 11.0%, from Rp2,643.8 billion in 2009 to Rp2,352.1 billion in 2010 primarily due to a decrease in collection expenses of Rp316.6 billion, or 44.1%, and a decrease in security and screening expenses by Rp50.6 billion or 19.1%. The decrease in collection expenses in 2010 was due to the fact that Telkom only used Finnet as its collection agent, while several agents were used in 2009.

The decreases in collection expenses and security and screening expenses were offset by an increase in general and social contributions of Rp67.6 billion, or 30.6%, and an increase in travel expenses of Rp36.5 billion, or 16.4%.

4.       Interconnection Expenses

Interconnection expenses increased by Rp157.1 billion, or 5.4%, from Rp2,929.3 billion in 2009 to Rp3,086.4 billion in 2010. Interconnection expenses increased primarily due to an increase in domestic interconnection and transit and international interconnection.

Our total interconnection expenses accounted for 4.5% of our consolidated operating revenues for the year ended December 31, 2010, compared to 4.3% for the year ended December 31, 2009.

5.       Marketing Expenses

Marketing expenses increased by Rp265.7 billion, or 11.8%, from Rp2,259.5 billion in 2009 to Rp2,525.2 billion in 2010 primarily due to an increase in advertising and promotion expenses by Rp270.0 billion, or 15.7%. The increase in advertising expenses was due to the promotion of cellular products and Flash and Speedy, our broadband products.

6.       Personnel Expenses

Personnel expenses decreased by Rp1,016.6 billion, or 11.9%, from Rp8,533.1 billion in 2009 to Rp7,516.5 billion in 2010. The decrease in personnel expenses was primarily due to the absence of early retirement program expenses, which amounted to Rp1,043.6 billion in 2009, as no employees were offered early retirement in the later year. In addition, expenses for salaries and related benefits decreased by Rp281.2 billion, or 9.2%, consistent with the decrease in the number of our employees in 2010. Further:

-      net periodic pension costs decreased by Rp121.2 billion, or 19.4%, from Rp625.8 billion in 2009 to Rp504.6 billion in 2010 due to a decrease in pension costs of Telkom of Rp140.0 billion offset in part by an increase in pension costs of Telkomsel. The decrease in pension costs in 2010 for TELKOM was driven  primarily by a higher return on plan assets;

-      net periodic post-retirement health care benefit costs decreased by Rp92.8 billion, or 28.0%, from Rp331.1 billion in 2009 to Rp238.3 billion in 2010 primarily due to a higher return on plan assets based on actuarial calculations and

-      cost for long service awards decreased by Rp38.3 billion, or 32.8% from Rp116.6 billion in 2009 to Rp78.3 billion in 2010.

This decrease was partially offset by increases primarily in the following:

-      vacation pay, incentives and other benefits expenses increased by Rp378.6 billion, or 16.2%, from Rp2,335.4 billion in 2009 to Rp2,714.0 billion in 2010 due to an increase in incentives for Telkom staff in 2010 amounting to Rp236.0 billion and also an annual salary increase; and

-      employees’ income tax expenses increased by Rp121.2 billion, or 18.0%, from Rp674.4 billion in 2009 to Rp795.6 billion in 2010 due to income tax payment for the early retirement program. The early retirement program was implemented in 2009, however payment for the post retirement benefits were paid in 2010. Therefore, tax witholding was recorded in 2010 which resulted in an increase in employee income tax in 2010.

C.     Operating Income and Operating Margin

As a result of the foregoing, operating income decreased by Rp296.6 billion, or 1.3%, from Rp22,787.7 billion in 2009 to Rp22,491.1 billion in 2010. Meanwhile, operating revenues increased by Rp951.6 billion, or 1.4%. Our operating margin decreased from 33.7% in 2009 to 32.8% in 2010.

D.      Other Income (Expenses)

Other expenses increased by Rp734.2 billion, or 215.6%, from Rp340.6 billion in 2009 to Rp1,074.8 billion in 2010, primarily due to a decrease in foreign exchange gain of Rp930.0 billion, or 95.6% from Rp972.9 billion in 2009 to Rp42.9 billion in 2010. The decrease in foreign exchange gain is primarily due to the appreciation of the Yen which resulted in increased cost of servicing our Yen denominated debt offset by smaller gains on our US Dollar borrowings and a decrease in interest expense of Rp168.0 billion, or 8.0% from Rp2,096.0 billion in 2009 to Rp1,928.0 billion in 2010.

E.     Income Before Tax and Pre-Tax Margin

As a result of the foregoing, income before tax decreased by Rp1,030.8 billion, or 4.6%, from Rp22,447.1 billion in 2009 to Rp21,416.3 billion in 2010. Pre-tax margin decreased from 33.2% in 2009 to 31.2% in 2010.

F.      Income Tax Expenses

Income tax expenses decreased by Rp858.1 billion, or 13.4%, from Rp6,404.1 billion in 2009 to Rp5,546.0 billion in 2010, due to a decrease in the corporate income tax rate applied to us from previously 23.0% in prior years to 20.0% at the end of 2010. These decreased rates were applied to state-owned companies at least 40.0% of whose outstanding shares were owned by the public.

G.      Minority Interest in Net Income of Consolidated Subsidiaries

Minority interest in net income of consolidated subsidiaries decreased by Rp310.8 billion, or 6.7%, from Rp4,644.1 billion in 2009 to Rp4,333.3 billion in 2010.

H.    Net Income

As a result of the foregoing, net income increased by Rp138.1 billion, or 1.2%, from Rp11,398.9 billion in 2009 to Rp11,537.0 billion in 2010. Our net income margin remain the same from 2009 to 2010 at 16.8%.

I.       Equity

Total Stockholders’ Equity increased by Rp5,766.4 billion, or 14.9%, from Rp38,652.3 billion in 2009 to Rp44,418.7 billion in 2010. The increase in total stockholders’ equity was primarily the result of net income of Rp11,537.0 billion in 2010, offset by dividends  of Rp5,668.1 billion. As a result of the foregoing, our retained earnings increased by Rp5,777.7  billion, or 16.0%, from Rp36,129.7 billion as of December 31, 2009 to Rp41,907.4  billion as of December 31, 2010.

RESULTS OF OPERATIONS

Year ended December 31, 2009 compared to year ended December 31, 2008

A.      Operating Revenues

Total operating revenues increased by Rp3,511.2 billion, or 5.5%, from Rp64,166.4 billion in 2008 to Rp67,677.6 billion in 2009. The increase in operating revenues in 2009 was primarily due to the increase in revenues from cellular, data, internet and information technology services, and other telecommunications services, partly offset by decreases in revenues from fixed lines and interconnection.

1.       Fixed Line Telephone Revenues

Fixed line revenues decreased by Rp2,422.3 billion, or 14.5%, from Rp16,708.6 billion in 2008 to Rp14,286.3 billion in 2009. The decrease in fixed line revenues was primarily due to the decrease in usage charges and monthly subscription charges. Usage charges decreased by Rp2,282.9 billion, or 18.1%, from Rp12,605.4 billion in 2008 to Rp10,322.5 billion in 2009. Monthly subscription charges decreased by Rp158.0 billion, or 4.3%, from Rp3,664.8 billion in 2008 to Rp3,506.8 billion in 2009.

2.       Cellular Telephone Revenues

Cellular telephone revenues increased by Rp2,003.4 billion, or 7.6%, from Rp26,529.1 billion in 2008 to Rp28,532.5 billion in 2009 primarily due to the increase in usage charges and monthly subscription charges. Usage charges increased by Rp2,067.0. billion, or  8.2%, from Rp25,335.1 billion in 2008 to Rp27,402.1 billion in 2009 and monthly subscription charges of Rp237.4 billion, or 127.6%, from Rp186.1 billion in 2008 to Rp423.5 billion in 2009. The increases were primarily due to a 25.0% growth in Telkomsel’s total cellular subscribers from 65.3 million subscribers in 2008 to 81.6 million subscribers in 2009. This increase was caused by growth in prepaid and postpaid subscribers by 25.6% and 4.9%, respectively, in 2009.

The increases in usage charges and monthly subscription charges were offset by a decrease in revenues from features of Rp239.8 billion, or 33.2%, from Rp722.9 billion in 2008 to Rp483.1 billion in 2009 and a decrease in revenues from connection fee charges of Rp61.2 billion or 21.5%, from Rp285.0 billion in 2008 to Rp223.8 billion in 2009.

As a result of the higher rate of growth in Telkomsel’s number of prepaid subscribers, the proportion of prepaid subscribers to total subscribers increased from 97.0% in 2008 to 97.5% in 2009. With the increased number of prepaid subscribers as a percentage of total subscribers, blended monthly ARPU decreased from approximately Rp59,000 in 2008 to approximately Rp48,000 in 2009.

3.         Interconnection Revenues

Interconnection revenues decreased by Rp495.8 billion, or 11.4%, from Rp 4,362.5 billion in 2008 to Rp 3,866.7 billion in 2009. Interconnection revenues comprised interconnection revenues from TELKOM’s fixed line network and interconnection revenues from Telkomsel’s mobile cellular network. Interconnection revenues included incoming international long-distance revenues from our IDD service (TIC-007).

Domestic interconnection and transit decreased by Rp403.4 billion, or 14.7%, from Rp2,741.4 billion in 2008 to Rp2,338.0 billion in 2009, primarily due to a decrease in interconnection revenues from fixed wireline domestic long distance to cellular calls. International interconnection revenues decreased by Rp92.4 billion, or 5.7%, from Rp1,621.1 billion in 2008 to Rp1,528.7 billion in 2009.

Our interconnection revenues accounted for 5.7% of our consolidated operating revenues for the year ended December 31, 2009, compared to  6.8% for the year ended December 31, 2008.

4.         KSO Revenues (Joint Operation Scheme Revenues)

There were no KSO revenues in 2007, 2008 or 2009 as a result of the acquisition of KSO VII in October 2006.

5.       Data, Internet and Information Technology Services Revenues

Data, internet and information technology services revenues increased by Rp3,743.4 billion, or 25.3%, from Rp14,768.2 billion in 2008 to Rp18,511.6 billion in 2009. This increase was primarily due to an increase in revenues from internet, data communication and SMS revenues.

Internet data communication and information technology services revenues increased by Rp2,893.2 billion, or 59.1% from Rp4,896.6 billion in 2008 to Rp7,789.8 billion in 2009 primarily due to increased marketing efforts to boost sales of data and internet services. Speedy subscribers grew 77.5% from approximately 645.0 thousand subscribers in 2008 to approximately 1.1 million subscribers in 2009.

In addition, SMS revenues increased by Rp845.8 billion, or 8.8%, from Rp9,653.6 billion in 2008 to Rp10,499.4 billion in 2009

6.       Network Revenues

Network revenues increased by Rp138.5 billion, or 12.8%, from Rp1,079.5 billion in 2008 to Rp1,218.0 billion in 2009 due to an increase in leased line revenues and an increase in satellite transponder lease services.

Leased lines revenues increased by Rp51.2 billion, or 7.4%, from Rp691.8 billion in 2008 to Rp743.0 billion in 2009.

Satellite transponder revenues increased by Rp87.3 billion, or 22.5%, from Rp387.7 billion in 2008 to Rp475.0 billion in 2009.

7.       Other Telecommunications Services Revenues

In 2009, our revenues from other telecommunications services increased by Rp544.0 billion, or 75.7%, from Rp718.5 billion in 2008 to Rp1,262.5 billion in 2009. The increase in other telecommunications services revenues was primarily as a result of increases in revenue from equipment leased to customers, handsets bundled with Flexi, our fixed wireless product, and pay television.

B.      Operating Expenses

Total Operating expenses increased by Rp3,160.5 billion, or 7.6%, from Rp41,729.4 billion in 2008 to Rp44,889.9 billion in 2009. The increase in total operating expenses was attributable primarily to increases in depreciation and amortization expenses, operations, maintenance and telecommunications services expenses and general and administrative expenses, as explained further below.

1.     Depreciation and Amortization Expense

Depreciation and amortization expense increased by Rp1,642.7 billion, or 13.3%, from Rp12,332.1 billion in 2008 to Rp13,974.8 billion in 2009. The increase in depreciation and amortization expense was primarily due to Telkomsel’s BTS deployment of 4,120 units in 2009, an increase in the capacity of its transmitting and receiving stations and switching and intelligence network equipment, and an increase in our capital expenditures for network infrastructures (transmission network, backbone and access network).

2.     Operations, Maintenance and Telecommunications Services Expenses

Operations, maintenance and telecommunications services expenses increased by Rp2,248.1 billion, or 18.3%, from Rp12,301.3 billion in 2008 to Rp14,549.4 billion in 2009. The increase in operations, maintenance and telecommunications services expenses was primarily due to the following:

-      operations and maintenance expenses increased by Rp1,458.5 billion, or 24.4%, from Rp5,988.9 billion in 2008 to Rp7,447.4 billion in 2009 due to the expansion of Telkomsel’s network capacity consistent with the increase in its subscribers from 65.3 million subscribers as of 2008 to 81.6 million subscribers as of 2009. Telkomsel also increased the capacity of its transmitting and receiving stations and switching and Intelligent Network equipment;

-      radio frequency usage expenses increased by Rp384.3 billion, or 16.0%, from Rp2,400.3 billion in 2008 to Rp2,784.6 billion in 2009, due to an increase in the number of our and Telkomsel’s BTSs. The number of our BTSs grew by 36.7% from 4,054 units in 2008 to 5,543 units in 2009, while Telkomsel’s BTSs grew by 15.3% from 26,872 units in 2008 to 30,992 units in 2009;

-      electricity, gas and water expenses increased by Rp165.7 billion, or 29.7%, from Rp558.4 billion in 2008 to Rp724.1 billion in 2009, primarily due to the increase in the number of cellular and fixed wireless BTSs and increase in electricity tariffs and

-      the cost of IT services expenses increased by Rp75.5 billion, or 71.4%, from Rp105.7 billion in 2008 to Rp181.2 billion in 2009, due to an increase of system integration hardware expenses.

3.     General and Administrative Expenses

General and administrative expenses increased by Rp277.6 billion, or 11.7%, from Rp2,366.2 billion in 2008 to Rp2,643.8 billion in 2009, primarily due to:

-      an increase in provisions for doubtful accounts and inventory obsolescence by Rp175.7 billion, or 44.1%;

-      an increase in collection expenses by Rp133.9 billion, or 22.9%;

-      an increase in general and social contribution expenses by Rp78.8 billion, or 55.6% and

-      a decrease in smaller portion of professional fee, vehicles cost travelling and meeting

4.       Marketing Expenses

Marketing expenses decreased by Rp90.2 billion, or 3.8%, from Rp2,349.7 billion in 2008 to Rp2,259.5 billion in 2009 primarily due to a decrease in advertising expenses of Rp152.2 billion, or 8.1%.

5.       Interconnection Expenses

Interconnection expenses decreased by Rp334.2 billion, or  10.2%, from Rp3,263.5 billion in 2008 to Rp2,929.3 billion in 2009. Interconnection expenses decreased primarily due to a decrease in domestic interconnection and transit and international interconnection.

Our total interconnection expenses accounted for 4.3% of our consolidated operating revenues for the year ended December 31, 2009, compared to  5.1% for the year ended December 31, 2008.

6.       Personnel Expenses

Personnel expenses decreased by Rp583.5 billion, or 6.4%, from Rp9,116.6 billion in 2008 to Rp8,533.1 billion in 2009. The decrease in personnel expenses was primarily due to decreases in net periodic post retirement health care benefit expenses and employees’ income tax. The decrease in employee expenses was primarily attributable to the following:

-      net periodic post retirement health care benefit costs decreased by Rp570.7 billion, or 63.3%, from Rp901.8 billion in 2008 to Rp331.1 billion in 2009, primarily due to a decrease in interest costs;

-      employee income tax expenses decreased by Rp454.0 billion, or 40.2%, from Rp1,128.4 billion in 2008 to Rp674.4 billion in 2009 primarily due to a decrease in tax rates, and to a lesser extent, a decrease in the number of employees in 2009 from 30,213 as of December 31, 2008 to 28,750 as of December 31, 2009 and

-      net periodic pension cost decreased by Rp80.7 billion, or 11.4%, from Rp706.5 billion in 2008 to Rp625.8 billion in 2009, primarily due to an increase in return on plan assets based on actuarial calculations;

This decrease was offset by increases primarily in the following:

-      early retirement expenses increased by Rp255.4 billion, or 32.4%, from Rp788.2 billion in 2008 to Rp1,043.6 billion in 2009, due to implementation of an early retirement program in 2009;

-      salary and related benefits increased by Rp99.9 billion, or 3.4%, from Rp2,956.4 billion in 2008 to Rp3,056.3 billion in 2009, primarily due to increases in salary levels and partially offset by a decreased number of employees;

-      vacation pay, incentives and other benefits expenses increased by Rp93.4 billion, or 4.2%, from Rp2,242.0 billion in 2008 to Rp2,335.4 billion in 2009, primarily due to increases in incentives in line with improved financial performance and

-      long service awards increased by Rp81.3 billion, or 230.3%, from Rp35.3 billion in 2008 to Rp116.6 billion in 2009, primarily because Telkomsel began to provide long service leave in 2009, and the costs of related benefits were charged as expenses.

C.    Operating Income and Operating Margin

As a result of the foregoing, operating income increased by Rp350.7  billion, or 1.6%, from Rp22,437.0  billion in 2008 to Rp22,787.7  billion in 2009. Meanwhile, operating revenues increased by Rp3,511.2  billion or 5.5%. Our operating margin decreased from 35.0% in 2008 to 33.7% in 2009.

D.    Other Income (Expenses)

        Other expenses decreased by Rp1,697.4 billion, or 83.3%, from Rp2,038.2 billion in 2008 to Rp340.6 billion in 2009, primarily due to an increase in gain on foreign exchange of Rp2,586.7 billion, or 160.3%, from a net loss of Rp1,613.8 billion in 2008 to a gain of Rp972.9 billion in 2009. The increase in gain on foreign exchange was due to the Rupiah’s appreciation, which resulted in translation gains on our dollar borrowings, and was partially offset by an increase of Rp454.7 billion, or 27.7%, in our interest expense from Rp1,641.3 billion in 2008 to Rp2,096.0 billion in 2009. The increase in interest expense primarily reflected increases in Telkomsel’s short and medium-term bank loans.

E.    Income Before Tax and Pre-Tax Margin

        As a result of the foregoing, income before tax increased by Rp2,048.1 billion, or 10.0%, from Rp20,399.0 billion in 2008 to Rp22,447.1 billion in 2009. Pre-tax margin increased from 31.8% in 2008 to 33.2% in 2009.

F.    Income Tax Expenses

Income tax expenses increased by Rp730.5 billion, or 12.9%, from Rp5,673.6 billion in 2008 to Rp6,404.1 billion in 2009, in line with the increase in income before tax in 2009.

G.    Minority Interest in Net Income of Consolidated Subsidiaries

Minority interest in net income of consolidated subsidiaries increased by Rp590.5 billion, or 14.6%, from Rp4,053.6 billion in 2008 to Rp4,644.1 billion in 2009, primarily due to Telkomsel’s improved financial performance.

H.    Net Income

  As a result of the foregoing, net income increased by Rp727.1 billion, or 6.8%, from Rp10,671.8 billion in 2008 to Rp11,398.9 billion in 2009. Our net income margin increased from 16.6% in 2008 to 16.8% in 2009.

I.     Equity and Retained Earnings

        Total stockholders’ equity increased by Rp4,742.4. billion, or 14.0%, from Rp33,909.9 billion in 2008 to Rp38,652.3 billion in 2009. The increase in total stockholders’ equity was primarily the result of net income of Rp11,398.9 billion in 2009, offset by cash dividends of Rp5,840.7 billion and the 49% acquisition of Infomedia for Rp439.4 billion and interim dividend paid of Rp524.1 billion. As a result of the foregoing, our retained earnings increased by Rp5,033.9 billion, from Rp31,095.8 billion as of December 31, 2008 to Rp36,129.7 billion as of December 31, 2009

.

TELKOM’s Results Of Operations By Segment
	Year Ended December 31,
	2008	2009	2010	2010
	Rp (billion)	Rp (billion)	Rp (billion)	US$ (million)
Fixed Wireline
Segment results
External operating revenues	22,083.7	21,209.7	21,618.7	2,399.4
Inter-segment operating revenues	3,612.6	4,237.1	5,434.4	603.2
Total revenues	25,696.3	25,446.9	27,053.1	3,002.6
Segment expense	(21,877.1)	(21,927.8)	(22,198.4)	(2,463.8)
Segment result	3,819.2	3,519.0	4,854.7	538.8
Depreciation and amortization	(4,629.3)	(4,684.1)	(4,210.7)	(467.3)
Other non-cash expenses	(335.4)	(461.3)	(336.4)	(37.3)
Fixed Wireless
Segment results
External operating revenues	3,488.0	3,431.0	2,951.5	327.6
Inter-segment operating revenues	208.6	208.6	174.0	19.3
Total revenues	3,696.6	3,639.6	3,125.6	346.9
Segment expense	(2,493.2)	(3,360.2)	(2,862.2)	(317.7)
Segment result	1,203.4	279.4	263.3	29.2
Depreciation and amortization	(408.5)	(637.2)	(730.6)	(81.1)
Other non-cash expenses	-	-	(34.1)	(3.8)
Cellular
Segment results
External operating revenues	38,209.1	42,633.3	43,591.8	4,838.2
Inter-segment operating revenues	2,034.1	1,763.8	1,930.9	214.3
Total revenues	40,243.2	44,397.1	45,522.7	5,052.5
Segment expense	(23,496.8)	(25,662.2)	(28,388.0)	(3,150.7)
Segment result	16,746.4	18,735.0	17,134.7	1,901.7
Depreciation and amortization	(7,254.3)	(8,622.6)	(9,636.5)	(1,069.5)
Other non-cash expenses	(54.9)	(108.3)	(148.1)	(16.4)
Other
Segment results
External operating revenues	385.6	403.6	467.1	51.8
Inter-segment operating revenues	346.2	325.3	744.7	82.6
Total segment revenues	731.8	728.9	1,211.8	134.5
Segment expenses	(642.7)	(744.7)	(1,032.7)	(114.6)
Segment results	89.1	(15.9)	179.1	19.9
Depreciation and amortization	(56.0)	(31.0)	(33.7)	(3.7)
Other non-cash expenses	-	(4.1)	(6.1)	(0.7)

SEGMENT RESULTS

Year ended December 31, 2010  compared to year ended December 31, 2009.

Fixed Wireline Segment

Our fixed wireline segment revenues increased  by Rp1,606.3  billion, or 6.3%, from Rp25,446.9  billion in 2009  to Rp27,053.1  billion in 2010. The increase in fixed wireline segment revenues was primarily due to the increase in data and internet  services revenues by Rp3,763.1 billion, or 65.3%,  from the increase in internet connection revenues from the broadband access. The increase was also attributable to the increase in network services revenue by Rp571.3 billion, or 13.7% and interconnection revenue by Rp308.2 billion, or 10.3%. The increase in fixed wireline segment revenues was partially offset by a decrease in fixed wireline’s voice revenues by Rp3,177.6 billion, or 28.9%, primarily due to decreases in call volumes.

Our fixed wireline segment expenses increased by Rp270.6  billion, or 1.2%, from Rp21,927.8  billion in 2009  to Rp22,198.4  billion in 2010, primarily due to increase  in operation and maintenance by Rp991.8 billion, or 25.8% primarily due to increase in partnership fee and radio transmission, interconnection services by Rp810.4 billion, or 15.8% from an increase in international interconnection, and marketing of Rp103.3 billion, or 18.3%. The increase in fixed wireline segment expenses was partially offset by a decrease in personnel expenses by Rp848.9 billion or 13.2% primarily due to the absence of a early retirement program in 2010, depreciation expenses by Rp459.4 billion or 13.7% and general and administration expenses by Rp306.1 billion or 24.3%.

Fixed Wireless Segment

Our fixed wireless segment revenues decreased by Rp514.0 billion, or 14.1%, from Rp3,639.6 billion in 2009 to Rp3,125.6 billion in 2010, primarily due to a decrease in fixed wireless’s voice revenues by Rp567.6 billion, or 22.8% and interconnection revenues by Rp66.9 billion or 18.1%. This decrease was offset by an increase in data, internet and information technology services  revenue by Rp120.5 billion or 15.4%.

Our fixed wireless segment expenses decreased by Rp497.9 billion, or 14.8%, from Rp3,360.2 billion in 2009 to Rp2,862.2 billion in 2010, primarily due to a decrease in operation and maintenance by Rp385.4 billion or 22.6%, personnel expenses by Rp130.0 billion 46.0%, interconnection expenses by Rp66.2 billion, or 21.9% and marketing expense by Rp46.6 billion or 15.4%. The decrease in fixed wireless segment expenses was partially offset by an increase in depreciation expense by Rp99.5 billion, or 15.8% and general administration expense by Rp30.7 billion, or 22.5%.

Cellular Segment

Our cellular segment revenues increased by Rp1,125.6 billion, or 2.5%, from Rp44,397.1 billion in 2009 to Rp45,522.7 billion in 2010, primarily due to an increase in cellular voice revenues by Rp2,035.1 billion or 6.7% billion, in line with the 15.1% growth in Telkomsel’s total cellular subscribers from 81.6 million subscribers as of December 31, 2009 to 94.0 million subscribers as of December 31, 2010. The increase in  cellular segment’s revenues was partially offset by a decrease in data and internet by Rp932.1 billion, or 8.5%.

Our cellular segment expenses increased by Rp2,725.8 billion, or 10.6%, from Rp25,662.2 billion in 2009 to Rp28,388.0 billion in 2010, primarily due to an increase in operations, maintenance and telecommunications services expenses by Rp1,082.2 billion or 10.5% primarily from an increase in radio carrier equipment rent, antenna and tower, depreciation expenses of Rp875.9 billion or  10.3%, interconnection expenses by Rp248.7 billion or 8.7%, personnel expenses by Rp232.8 billion or 16.2%, amortization by Rp137.9 billion or 168.5% due to amortized software, and marketing expenses of Rp214.7 billion, or 17.3%, in line with the growth in Telkomsel’s overall subscriber base, and Telkomsel’s BTSs from 30,992 units as of December 31, 2009 to 36,557 units as of December 31, 2010. The increase in cellular segment expenses was offset by a decrease in general and administration expenses by Rp66.5 billion or 5.5%.

Other Segment

Our other segment revenues increased by Rp482.9  billion, or 66.3%, from Rp 728.9 billion in 2009  to Rp1,211.8  billion in 2010, due to an increase in call center service revenue by Rp163.1 billion or 42.9% and building maintenance service and properties revenues by Rp319.8 billion or 91.6%.

Our other segment expenses increased by Rp288.0 billion, or 38.7%, from Rp744.7 billion in 2009 to Rp1,032.7 billion in 2010, primarily due to an increase in operation and maintenance expenses by Rp511.4 billion or 409.7%,  and general and administration expenses by Rp50.2 billion or 98.4%. This increase in other segments expenses was offset by a decrease in personnel expenses by Rp270.5 billion or 70.0%.

Year ended December 31, 2009 compared to year ended December 31, 2008

Fixed Wireline Segment

Our fixed wireline segment revenues decreased by Rp249.4  billion, or 1.0%, from Rp25,696.3  billion in 2008  to Rp25,446.9  billion in 2009. The decrease  in fixed wireline segment revenues was primarily due to a decrease  in fixed wireline’s voice revenues by Rp2,189.6 billion or 16.6% from a decrease in call volumes and interconnection revenues of Rp50.6 billion or 1.7%. The decrease in fixed wireline segment revenues was offset by the increase in data and internet services revenues by Rp1,796.1 billion or 45.3% primarily due to an increase in internet connection revenues from the broadband access.

Our fixed wireline segment expenses increased by Rp50.7  billion, or 0.2%, from Rp21,877.1  billion in 2008  to Rp21,927.8  billion in 2009, primarily due to an increase in operation and maintenance expense by Rp545.8 billion, or 16.5%, interconnection expenses by Rp89.8 billion, or 1.8% and general and administration expenses by Rp14.8 billion or 1.2%. The wireline segment’s expenses were partially offset by a decrease in personnel expenses by Rp713.8 billion, or 10.0%

Fixed Wireless Segment

Our fixed wireless segment revenues decreased by Rp57.1 billion, or 1.5%, from Rp3,696.6 billion in 2008 to Rp3,639.6 billion in 2009, due to a decrease in fixed wireless’s voice revenues by Rp275.1 billion, or 10.0% and interconnection revenues by Rp7.6 billion or 2.0%. This decrease in fixed wireless segment revenue was offset by an increase in data, internet and technology information services revenues by Rp225.7 billion or 40.5%.

Our fixed wireless segment expenses increased by Rp866.9 billion, or 34.8%, from Rp2,493.2 billion in 2008 to Rp3,360.2 billion in 2009, primarily due to an increase in operation and maintenance expense by Rp799.6 billion, or 88.2%, depreciation expenses by Rp222.6 billion, or 54.5% and general and administration expenses by Rp30.9 billion, or 29.2%. This fixed wireless segment’s expenses increase was offset by a decrease in marketing expense by Rp49.0 billion, or 14.0%, interconnection expenses by Rp97.1 billion, or 24.4% and personnel expenses by Rp40.0 billion, or 12.4%.

Cellular Segment

Our cellular segment revenues increased  by Rp4,153.9 billion, or 10.3%, from Rp40,243.2 billion in 2008 to Rp44,397.1 billion in 2009, primarily due to an increase in cellular voice revenues by Rp3,580.6 billion in line with the 25.0% growth in Telkomsel’s total cellular subscribers in 2009 and data and internet increased by Rp795.2 billion, or 7.8%.

Our cellular segment expenses increased by Rp2,165.4 billion, or 9.2%, from Rp23,496.8 billion in 2008 to Rp25,662.2 billion in 2009, primarily due to an increase in depreciation expenses by Rp1,276.6 billion or 17.6%, general and administration expenses by Rp241.5 billion or 25.2%, personnel expenses by Rp58.3 billion or 4.2% and operation and maintenance expenses by Rp777.8 billion or 8.2%. This increase in expenses was generally in line with the growth in Telkomsel’s overall subscriber base from  65.3 million subscribers as of  December 31, 2008 to  81.6 million subscribers as of December 31, 2009, and Telkomsel’s BTSs from  26,872 units as of  December 31, 2008 to 30,992 units as of December 31, 2009. The increase of cellular expenses was offset by a decrease in interconnection expenses by Rp231.0 billion or 7.5%, in line with the Rp406.8 billion, or 12.2% decrease in interconnection revenue

Other Segment

Our other segment revenues decreased by Rp2.9  billion, or 0.4%, from Rp731.8  billion in 2008  to Rp728.9  billion in 2009, due to the decrease in Infomedia’s call center services revenue by Rp13.8 billion or 3.5%. This decrease  in other segments revenues was offset by an increase in assistant directory, property and other revenues by Rp10.9 billion or 3.2%.

Our other segment expenses increased by Rp102.0 billion, or 15.9%, from Rp642.7 billion in 2008 to Rp744.7 billion in 2009, primarily due to an increase in personnel expenses of Rp112.0 billion or 40.8% and operation and maintenance expense by Rp53.5 billion or 75%. The increase of other segment’s revenue was offset by decreasing in marketing expenses by Rp28.6 billion or 15.8% and depreciation expenses by Rp25.3 billion or 45.6%.

Summary of Significant Differences between Indonesian GAAP and U.S. GAAP

See Note 55 to the Consolidated Financial Statements.

.

LIQUIDITY AND CAPITAL RESOURCES

We had Rp9,119.8 billion in cash and cash equivalents available at December 31, 2010. Cash and cash equivalents increased Rp1,314.3 billion since December 31, 2009. During 2010, cash inflows were primarily provided by cash from operating activities of Rp27,758.8 billion,  Rupiah-denominated bonds of Rp3.0 trillion and long-term borrowings from the Japan Bank for International Cooperation of approximately US$59.9 million. These inflows were offset by cash used to meet the needs of the business including, but not limited to,

-         payment of operating expenses,

-          funding capital expenditures for infrastructure, including our core or “backbone” network, core Internet protocol-based network, regional-metro junction, satellites, infrastructure for our new wave businesses including broadband and Metro-E, data communications network, IT applications and content, service nodes and wireline, infrastructure to optimize our legacy fixed wireline and Flexi businesses and support infrastructure such as support equipment and our support center;

-         payment of debt service requirements relating to existing indebtedness, including two-step loans current maturity of long term debts and our short-term loans;

-         fixed monthly payments to MGTI pursuant to the amended and restated agreement for KSO IV, which commenced in January 2004 and terminated at the end of 2010; and

-        fixed monthly payments to PT Bukaka Singtel International (BSI) pursuant to the amended and restated agreement for KSO VII, which commenced in October 2006 and terminated at the end of 2010.

In 2011, we expect our liquidity and capital resources requirements, aside from our requirements for working capital and to make payments of dividends and taxes, will at least consist of capital expenditures for infrastructure, debt service requirements, payments of contributions to our pension plans and post-retirement health care plan, potential acquisitions to augment TELKOM’s businesses and potential early retirement offers to targeted employees.

We expect our cash inflows in 2011 to be primarily provided by cash from operating activities, new bank loan facilities, if required vendor financing and drawdowns on our existing bank loan facilities. As of December 31, 2010, we had existing facilities in the amount of Rp4.0 trillion that had not been drawn.

We do not expect to require other funding sources during 2011. Our ability to obtain new credit facilities and to access the Indonesian capital markets will be in part dependent on the health of the global and Indonesian financial and credit markets. We cannot provide any assurance that we will be able to obtain such financing on terms acceptable to us, or at all. In 2011, we also expect the declining trend in fixed wireline telephone revenues to continue, and that future adjustments to interconnection tariffs under the cost-based interconnection regime may result in continued declines in interconnection revenue, although we expect such declines to be at least partially offset by increases in other areas, such as our new wave businesses. See “—Operating Results Overview”.

NET CASH FLOW

The following table sets out information concerning our consolidated cash flow, as set out in (and prepared on the same basis as) our Consolidated Financial Statements:

	Year Ended December 31,
	2008*	2009*	2010	2010
	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$(million)
Net cash flows:
from operating activities	24,553.9	29,811.6	27,758.8	3,080.9
used in investing activities	(16,545.7)	(21,828.9)	(16,518.3)	(1,833.3)
used in financing activities	(11,586.1)	(6,748.7)	(9,819.6)	(1,089.9)
Change in cash and cash equivalents	(3,577.9)	1,234.0	1,420.9	157.7
Effect of foreign exchange changes on cash and cash equivalents	327.0	(318.5)	(106.6)	(11.8)
Cash and cash equivalents, beginning of year	10,140.8	6,889.9	7,805.5	866.3
Cash and cash equivalents, end of year	6,889.9	7,805.5	9,119.8	1,012.2

* As restated. Please refer to Note 2p in Consolidated Financial Statements

Cash Provided by Operating Activities

During 2010, cash provided by operating activities was Rp27,758.8 billion (US$3,080.9  million) compared to Rp29,811.6  billion in 2009. Our lower operating cash flow reflects an increase  in cash payments for operating expenses, which was primarily due to

-      an increase of Rp4,022.8 billion, or 19.1%, in cash payments for operating expenses;

-      a decrease of Rp1,559.3 billion, or 11.2%, in cash receipts from fixed line telephone operating revenues as a result of a decrease in usage charges revenues and a decrease in monthly subscription charge revenues; and

-      a decrease of Rp166.6 billion, or 4.4%, in interconnection operating revenues, primarily as a result of a decrease in domestic interconnection and transit.

The above increase in cash payments for operating expenses and decreases in certain sources of operating revenues were partially offset by receipts from other sources of operating revenues, including

-      an increase of Rp2,634.8 billion, or 14.6%, in cash receipts from data, internet and information technology services operating revenues as a result of an increase in SMS revenue, internet, data communication and information technology services revenue; and

-      an increase of Rp463.9 billion, or 1.6%, in cash receipts from cellular phone operating revenues, primarily as a result of an increase in usage, features and monthly subscription charges.

During 2009, cash provided by operating activities Rp29,811.6  billion compared to Rp24,553.9  billion in 2008. Our higher operating cash flow reflects an increase  in cash provided from operations. The increase  in cash provided from operations was primarily due to

-      an increase of Rp3,195.3 billion, or 21.5%, in cash receipts from data, internet and information technology services operating revenues as a result of an increase in SMS revenue, internet, data communication and information technology services revenue;

-      an increase of Rp1,561.3 billion, or 5.8%, in cash receipts from cellular phone operating revenues primarily due to an increase in usage charges and monthly subscription charges; and

-      a decrease of Rp3,515.8 billion, or 41.1%, in income tax paid.

The above increases in cash receipts and decrease in income tax paid were partially offset by a decrease in receipts from other sources of operating revenues, including a decrease of Rp2,031.2 billion, or 12.7%, in cash receipts from fixed line operating revenues and a decrease of Rp507.5 billion, or 11.8%, in cash receipts from interconnection operating revenues.

Net Cash Flows from Investing Activities

Net cash flows used in investing activities totaled Rp16,545.7 billion, Rp21,828.9 billion and Rp16,518.3 billion (US$1,833.3 million) in 2008, 2009 and 2010, respectively.

Net cash used in investing activities was primarily used for capital expenditure. Since May 14, 2004, we have been investing a part of our excess cash in Rupiah-based mutual funds and other marketable securities. Apart from cash on hand and cash in banks, we also invest our excess cash from time to time in time deposits. As of December 31, 2010, temporary investments totaling Rp370.4 billion (US$41.1 million) in mutual funds and other marketable securities were outstanding.

In 2010 compared to 2009, net cash flows used in investment activities decreased by Rp5,310.6 billion, or 24.3%, primarily due to a decrease of Rp5,527.6 billion, or 27.0%, in cash outflows related to the acquisition of property, plant and equipment.

In 2009 compared to 2008, net cash flows used in investment activities increased by Rp5,283.2 billion, or 31.9%, primarily due to an increase of Rp4,615.6 billion or 29.1% billion in acquisition of property, plant and equipment; an increase of Rp600.2 billion or 100.0% in cash advances for acquisition of minority interest and an increase of Rp296.8 billion or 80.9% in cash used to acquire intangible assets.

Net Cash Flows from Financing Activities

Net cash flows used in financing activities totaled Rp11,586.1 billion, Rp6,748.7 billion and Rp9,819.6 billion (US$1,089.9 million) in 2008, 2009 and 2010, respectively. Net cash flows from financing activities in these three years comprised primarily proceeds from borrowings, repayments of outstanding indebtedness and payments of cash dividends.

In 2010, cash flows used in financing activities increased by Rp3,070.9 billion, or 45.5%, primarily due to an increase of Rp2,046.2 billion in the repayment of long-term borrowings, a decrease of Rp4,696.3 billion in the proceeds from long-term borrowings and an increase of Rp793.1 billion in cash dividends paid to minority stockholders of subsidiaries. This was partially offset by a decrease of Rp946.9 billion in cash dividends paid and proceeds from bonds of Rp2,990.8 billion.

Repayments of Current Indebtedness

As of December 31, 2008, 2009 and 2010, approximately 22.3%, 22.3% and 14.7%, respectively, of our current indebtedness for borrowed money (consisting of current maturities of long-term liabilities and short-term bank loans) were denominated in foreign currencies, principally U.S. Dollars, such that the Rupiah amount of our cash flows used for the repayment of long-term liabilities was significantly affected by the lower appreciation of the Rupiah against the U.S. Dollar in 2010, compared to the appreciation of the Rupiah in 2009 and its depreciation in 2008.

We made net repayments of current indebtedness for borrowed money of Rp5,982.3 billion in 2008, Rp7,180.9 billion in 2009 and Rp9,073.7 billion (US$1,007.1 million) in 2010. Cash outflows in 2010 reflected payments for:

-      short-term borrowings of Rp151.1 billion;

-      long-term borrowings of Rp8,715.8 billion; and

-      capital lease obligation of Rp206.9 billion.

Escrow Accounts

See Note 14 to our Consolidated Financial Statements.

WORKING CAPITAL

Net working capital deficit, calculated as the difference between current assets and current liabilities, amounted to Rp10,707.1  billion as of December 31, 2009 and Rp1,742.3  billion (US$193.4  million) as of December 31, 2010. The decrease in net negative working capital was principally due to:

-      an increase in cash and cash equivalents of Rp1,314.4 billion;

-      an increase in advances and prepaid expenses of Rp944.5 billion;

-      an increase in trade receivable for related parties and third parties of Rp554.0 billion;

-      a decrease in current maturities of long-term liabilities of Rp2,412.6 billion;

-      a decrease in trade payables from related parties and third parties of Rp2,287.3 billion;

-      a decrease in taxes payable of Rp1,014.1 billion; and

-      a decrease in accrued expenses of Rp709.7 billion.

We expect that our working capital deficit will continue to be addressed by various funding sources, including cash from operating activities and bank loans. See “Liquidity and Capital Resources — Overview — 2010”.

Current Assets

Current assets were Rp 16,186.0 billion as of December 31, 2009 and Rp 18,730.6 billion (US$ 2,078.9 million) as of December 31, 2010, reflecting an increase of Rp 2,544.6 billion, or  15.7%. The increase in current assets was primarily due to:

-      increase of Rp 1,314.4 billion, or 16.8%, in cash and cash equivalents from Rp 7,805.5 billion as of December 31, 2009 to Rp 9,119.8 billion as of December 31, 2010;

-      increase of Rp944.5 billion, or 37.8%, in advance and prepaid expenses from Rp2,496.5 billion as of December 31, 2009 to Rp3,441.0 billion as of December 31, 2010;

-      increase of Rp 554.0 billion, or 14.6%, in trade receivables for related parties and third parties from Rp 3,789.7 billion as of December 31, 2009 to Rp 4,343.7 billion as of December 31, 2010; and

-      Increase of Rp336.0 billion or 88.6% in prepaid tax from Rp379.7 billion as of December 31, 2009 to Rp715.7 billion as of December 31, 2010.

These increases were partially offset by a decrease of Rp533.3 billion, or 80.0%, in claims for tax refund from Rp666.4 billion as of December 31, 2009 to Rp133.1 billion as of December 31, 2010 and other current assets by Rp124.3 billion, or 99.1%

At December 31, 2008, 2009 and 2010, approximately 21.2%, 17.9% and 12.3% respectively, of our current assets were denominated in foreign currencies, principally U.S. Dollars, Euros and Japanese Yen. The movements of the Rupiah exchange rate against foreign currencies in those years affected the value of current assets.

Trade Receivables

See Note 6 to our Consolidated Financial Statements for details.

Restricted Time Deposits

See Note 9 to our Consolidated Financial Statements for details.

CURRENT LIABILITIES

Current liabilities were Rp26,893.1  billion as of December 31, 2009 and Rp20,472.9  billion (US$2,272.2 million) as of December 31, 2010, reflecting a decrease of Rp6,420.2  billion, or 23.9%, which is mainly due to a decrease in Rupiah denominated current liabilities. The decrease in current liabilities primarily arose from a decrease in trade payables from related parties and third parties, current maturities of long-term liabilities, taxes payable and accrued expenses, and partially offset by increases in advances from customers and suppliers.

Current Maturities of Long-term Liabilities

See Note 19a to our Consolidated Financial Statements for details.

Accrued Expenses

See Note 16 to our Consolidated Financial Statements for details of accrued expenses.

CAPITAL STRUCTURE

Our capital structure as of December 31, 2010 is described as follows:

	Amount (in Rp bn)	Portion (%)
Short Term	55.8	0.1%
Long Term	21,959.4	33.1%
Debt	22,015.2	33.2%
Equity	44,418.7	69.8%
Total Invested Capital	66,433.9	100.0%

We generally take a qualitative approach towards our capital structure and debt levels. Under our syndicated loan agreement with BNI and BRI dated June 16, 2009, we are required to maintain a debt to equity ratio of not more than 2.0 and debt service coverage ratio of more than 1.25. As of December 31, 2010, our debt to equity ratio was 0.48 and our debt service coverage ratio was 4.96, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

INDEBTEDNESS

Consolidated total indebtedness (consisting of long-term liabilities, current maturities of long-term liabilities, short-term bank loans and deferred consideration for business combinations but excluding transaction costs) as of December 31, 2008, 2009 and 2010 were as follows:

	At December 31,
	2008	2009	2010	2010
	Rp. (billion)	Rp. (billion)	Rp. (billion)	US$ (million)
Indonesian Rupiah(1)	14,642.4	18,606.6	17,092.8	1,896.0
U.S. Dollar(1)	4,209.4	2,455.2	3,229.3	358.2
Japanese Yen(2)	1,489.3	1,177.2	1,191.4	132.2
Euro(3)	-	-	-	-
Total	20,341.1	22,238.9	21,513.5	2,386.4

(1)   The amounts as of December 31, 2008, 2009 and 2010 translated into Rupiah at Rp10,950, Rp9,430 and Rp9,015 = US$1, respectively, being the Reuters sell rates for US Dollars at each of those dates.

(2)   The amounts as of December 31, 2008, 2009 and 2010 translated into Rupiah at Rp121.2, Rp102.2 and Rp110.8= Yen 1, respectively, being the Reuters sell rates for Yen at each of those dates.

(3)   The amounts as of December 31, 2008, 2009 and 2010 translated into Rupiah at Rp15,429.0, Rp13,590.5 and Rp12,025.0 = Euro 1, respectively, being the Reuters sell rates for Euro at each of those dates.

Of the total indebtedness as of December 31, 2010, Rp5,183.6 billion, Rp3,967.8 billion and Rp12,362.1 billion were scheduled for repayment in 2011, 2012 and 2013-2025, respectively. Of these amounts, Telkomsel was scheduled to repay Rp2,976.9 billion, Rp1,991.4 billion and Rp4,668.3 billion in 2011, 2012, 2013-2025 respectively. Metra was scheduled to repay Rp58.8 billion, Rp65.1 billion and Rp79.8 billion in 2011, 2012, 2013-2015, respectively. For further information on our Company’s and Telkomsel’s indebtedness, see Notes 18-23 to our Consolidated Financial Statements.

In the last two financial years, our debt to equity ratio was below 0.6 and our interest coverage ratio (EBIT/interest expense) was between 9.86 to 9.99 times, indicating our strong ability to meet our debt obligations.

CAPITAL EXPENDITURES

In 2010, we incurred capital expenditures of Rp12,650.8 billion (US$1,404.1 million), which was Rp8,336.7 billion less than the amount originally budgeted for in our capital expenditure plan. This was primarily caused by Telkomsel’s decision to scale back budgeted capital expenditure after adjusting projections for the cellular market’s growth made at the end of 2010.

Our capital expenditures are grouped into the following categories for planning purposes, with each category indicating the linkage with our major revenue and expense streams:

—         Optimizing legacy business, which consists of fixed wireless and fixed wireline;

—         New wave business, which consists of broadband data communications, service node (softswitch and other equipment based on NGN technology) and IT, application and content;

—         Infrastructure, which consists of core transmission network, Metro-Ethernet and Regional-Metro Junction (RMJ), core Internet protocol backbone and satellite systems;

—         Support, which consists of Capex for supporting system and Capex for supporting units.

Of the Rp12,650.8 billion, Telkomsel incurred capital expenditures of Rp8,197.0 billion (US$909.8 million) for network infrastructure, IT System and other investments, and our other subsidiaries incurred capital expenditures of Rp831.0 billion (US$92.2 million) in 2010.

	Year Ended December 31,
	2008 (1)	2009 (1)	2010 (1)	2011 (2)	2012 (3)
	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)
TELKOM (Parent Company):
Optimizing legacy business	2,637.6	1,913.3	263.7	147.0	468.9
New wave business	1,560.2	1,311.5	1,313.1	3,023.0	2,332.3
Infrastructure	1,689.1	2,207.9	1,861.5	3,094.0	3,307.5
Support	199.8	218.9	184.5	511.0	328.6
Subtotal for TELKOM (Parent Company)	6,086.7	5,651.6	3,622.8	6,775.0	6,437.3
TELKOM’s Subsidiaries:
Telkomsel	15,915.0	12,672.6	8,197.0	8,204.0	11,943.1
Others	242.6	836.4	831.0	2,850.0	2,236.8
Subtotal for subsidiaries	16,157.6	13,509.0	9,028.0	11,054.0	14,179.9
Total for TELKOM (consolidated)	22,244.3	19,160.6	12,650.8	17,829.0	20,617.2

 (1) Amounts for 2008, 2009 and 2010 were recognized capital expenditures based on goods received.

(2)  Amounts for 2011 are planned capital expenditures included in our budget and are subject to upward or downward adjustment.

(3)  Amounts for 2012 are projected capital expenditures for such year, and actual capital expenditures may be significantly different from projected amounts.

Actual future capital expenditures may differ from the amounts indicated above due to various factors, including but not limited to the Indonesian economy, the Rupiah/U.S. Dollar and Rupiah/Euro exchange rates and other applicable foreign exchange rates, the availability of vendor or other financing on terms acceptable to us, technical or other problems in obtaining or installing equipment and whether we enter any new lines of business.

In 2011, we plan to invest a total of Rp17,829.0 billion in TELKOM and its consolidated subsidiaries in optimizing the following aspects of our business, namely, legacy, new wave, infrastructure, and support services.

Planned Investments in Optimizing Legacy

We plan to invest Rp147.0 billion in our legacy businesses in 2011, consisting of:

-      investment in CDMA wireless access networks, which include MSC, BSC, value added services and all supporting facility related to fixed wireless access networks and

-      investment in access infrastructure for fixed line networks which include expansion and quality enhancement of existing copper wire.

Planned Investments in New Wave

We plan to spend Rp3,023.0 billion in 2011 for investments relating to new wave businesses, including:

-         investments in broadband networks which include capacity expansion of existing network, deployment of multi service access network (MSAN), access network modernization and expansion of fiber optic cable, gigabit-passive optical network (GPON), access network quality enhancement, BRAS, investment will also be allocated for the replacement and expansion of wireless broadband network;

-         investments in data communication which include deployment of access for VPN IP  and metro ethernet access and

-         investments in applications and content which include investments in service delivery platform (SDP), internet value added service in commercial services such as B2B e-commerce access, NGN platform services and broadband content and applications.

Planned Investments in Infrastructure

Our planned capital investments in infrastructure in 2011 total Rp3,094 billion. This will be used for capital investments in transmission infrastructure, which are expected to include investments to expand our fiber optic transmission network and expansion of the backbone transmission network. Substantial investment will also be made in the TELKOM-3 satellite.

Planned Investments in Support

We also plan to spend Rp511.0 billion in 2011 for capital investments in support, including:

-      investments in IT supporting systems, which include investments in information systems to improve and increase the capability of the billing system, operation support system (“OSS”), and customer care and billing system (“CCBS”);

-      investment in TELKOM’s support center, which includes the learning center, product demonstration facilities and selected representative offices and

-      investment in other supporting facilities, which includes buildings for both operations and equipment, power supply, network measurement tools, and office facilities.

Financing Sources

Like many Indonesian state-owned enterprises, we relied historically relied on two-step loans financed by the Government and revenue sharing with co-investors to fund investment in property, plant and equipment. In recent years, however, we funded our capital investments largely through internally generated cash flows from operating activities and direct borrowing from commercial banks. In addition, we accessed the debt capital markets for a portion of our financing needs. We have also engaged in vendor financing. We expect our funding sources in 2011 will be primarily cash from operating activities new bank loans vendor financing, draw downs on existing bank and medium term note facilities. See “-Liquidity and Capital Resources – Overview”

Revenue Sharing

See Note 46 to our Consolidated Financial Statements for details.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of our Consolidated Financial Statements in conformity with Indonesian GAAP, as well as the reconciliation to U.S. GAAP, requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its estimates and judgments including those related to useful lives and carrying value of property, plant and equipment and intangible assets, valuation allowance for receivables, pension and other post-retirement benefits, income taxes and legal contingencies. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. For a complete discussion of the application of these and other significant accounting policies, see Note 2 to our Consolidated Financial Statements. Actual results could differ from those estimates under different assumptions and conditions. We believe that of our significant accounting policies, the following may involve a higher degree of judgment or complexity or are areas where assumptions and estimates are particularly critical to the financial statements.

Allowances for Doubtful Accounts

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less allowance for doubtful accounts. This allowance for doubtful accounts is made based on management’s evaluation of the collectability of outstanding amounts. Accounts are written off in the period during which they are determined to be uncollectible.

Carrying Amount of Property, Plant and Equipment and Goodwill and Other Intangible Assets

We estimate the useful life of our property, plant and equipment and goodwill (goodwill amortized only for Indonesia GAAP but unamortized under US GAAP) and other intangible assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful life is estimated at the time an asset is acquired and is based on historical experience with similar assets as well as taking into account anticipated technological or other changes and, in the case of rights to operate intangible assets, the remaining term of the KSO agreement. When the carrying amount of the asset exceeds its recoverable value due to, among others, technological changes, significant adverse change in legal factors or business climate, unanticipated competition, industry changes or physical damage, the useful lives assigned to these assets may either need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods or these changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of asset impairment periodically, when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. Assessment of the timing and/or the amount of such impairment is a matter of significant judgment. In assessing impairments, we use projected discounted cash flows that take into account management’s estimates of future operations. The most important estimates that we use in projecting our future cash flows involve our expectations of the future prices at which our services will be charged, the number of access lines that we will have in service and the discount rate that is used to arrive at the discounted present value of the projected future cash flows. The prices at which our services are charged are subject to government regulation. The number of access lines that we will have in service will depend upon our ability to source sufficient, affordable financing to build new access lines.

The Company and its subsidiaries review and evaluate the residual values and useful lives of their property, plant and equipment at least at each financial year-end. If the residual values and useful lives differ from previous estimates, the changes are accounted for as a change in accounting estimate. The Company and its subsidiaries also review and evaluate the depreciation methods applied at least at each financial year-end. If there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the method is changed and the change is accounted for as a change in accounting estimate.

Intangible assets comprised intangible assets from subsidiaries or business acquisitions (see Notes 2j  and 4 to our Consolidated Financial Statements), licenses and computer software. An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to us and the cost of the asset can be reliably measured. Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful life. We estimate the recoverable value of our intangible assets at each balance sheet date. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and the annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license of 10 years. Amortization commences from the date when the assets attributable to the provision of the related services are available for use. Based on Telkomsel’s management’s interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has acquired the right to operate the 3G license by making annual payments. Accordingly, Telkomsel recognized the annual BHP fees as expenses when incurred.

Pension and Post-retirement Benefits

We are committed to pay pension and other post-retirement benefits to our employees and former employees who have reached 56 years of age. The cost and the net obligations of these benefits, which are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost, depend on a number of factors which are determined on an actuarial basis utilizing a number of assumptions. The assumptions used in determining the net periodic benefit cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan assets and the discount rate. In the case of the post-retirement healthcare plan, the expected rate of increase in medical costs is also used. Any changes in these assumptions will impact the net periodic benefit cost (income) recorded for pension and post-retirement benefits.

We use the long-term historical actual return information and the estimated future long-term investment return information by reference to external sources, taking into account the current and expected asset allocations, to develop its expected rate of return on plan assets.

At the end of each year, we determined the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and post-retirement benefit obligations. TELKOM used the yield-to-maturity of Indonesian Government Bonds as currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability. As of December 31, 2010, TELKOM’s discount rate was 9.5% per annum. Due to the fact that there are very limited types of high-quality debt instruments in Indonesia coupled with the lack of ability to estimate interest rates, we believe that the yield-to-maturity of the Indonesian Government Bonds represents the most appropriate discount rate to measure the present value of the benefit obligations at year end. Changes in such rates due to changes in the reference Indonesian Government Bonds brought about by changing economic conditions in Indonesia and throughout the world would affect the recognition of our pension and post-retirement benefit obligations and as a consequence, could materially affect our financial position and results of operations.

The expected rate of medical cost has been determined by comparing the historical relationship of its actual medical cost increases with the rate of general inflation in the Indonesian economy and health care utilization patterns. Past experience has shown that its actual medical costs have on average increased by a factor of 6% above the general rate of inflation. The ultimate projected medical cost trend was 8%, as of December 31, 2009 and 2010. See Note 43 to our Consolidated Financial Statements.

The assumed health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	Rp(million)
	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	160,838	-130,530
Effect on post-retirement benefit obligation	1,570,565	-1,268,170

Other assumptions include life expectancy of the members, the rate of increase in compensation levels and the average remaining years of service.

Early retirement benefits are accrued at the time we make a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. We are committed to a termination when and only when we have a detailed formal plan for the early retirement that cannot be withdrawn.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized or the tax asset will be realized in future periods.

Under Indonesian tax regulations as of the date of this Annual Report, dividends distributed by a company to a corporate stockholder, that has a minimum share ownership of 25% and has businesses other than as a holding company, is not subject to tax whereas a capital gain on the sale of shares is subject to tax at the normal corporate tax rate. As long as we continue to hold investments in our affiliated companies with a minimum share ownership of 25% and have businesses other than as a holding company, and dividends distributions from a company to a corporate stockholder that meets the criteria described above continues to be not subject to tax, we do not need to record a deferred tax liability in respect of the undistributed earnings of these affiliated companies.

A change in our intention to hold an investment or other facts and circumstances may lead us to determine that we no longer expect to realize our interest in the undistributed earnings of the particular affiliated company in a manner which enables us to take advantage of the zero percent tax rate applicable to dividend distributions. Such a change in the future would require us to recognize a deferred tax liability with a commensurate charge to our income Statements.

Deferred tax is calculated at the enacted tax rates at the balance sheet date. If enacted tax rates changed, we would adjust our deferred tax assets and liabilities, through the income tax expense in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse.

Lease Transactions

A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership. Property, plant and equipment acquired under finance leases are stated at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset. Minimum lease payments is apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

Legal Contingencies

As of the date of this Annual Report, we are involved in certain legal proceedings and have accrued amounts that represent an estimate of the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside counsel, as well as an assessment of litigation and settlement strategies. While we believe that the current accruals are adequate, a future event or change in the facts and circumstances may require that we make additional accruals that would be charged to our income Statements in the future. See Note 49 to our Consolidated Financial Statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The summary of significant accounting policies and recent accounting pronouncements are found in Notes 2 and 55 to our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT AND INTELLECTUAL PROPERTY

We make investments to improve our product and service offerings. Such expenditure amounted to approximately Rp9.8 billion, Rp5.9 billion and Rp8.5 billion (US$1.0 million) in 2008, 2009  and 2010  respectively. In 2010, these expenditures related to research and development of video conferencing, SMS, CMS system, CDMA lab, measuring system and other content development.

TREND INFORMATION

A number of developments have had and may have in the future a material impact on our results of operations, financial condition and capital expenditures. See the discussions in “Management’s Discussion and Analysis—Operating Results Overview” under the sub-headings “Increase in Cellular Revenues and Subscribers with Declining ARPU”, “Fixed Wireless Trends”, “Decrease in Interconnection Revenues” and “Increase in Data, Internet and Information Technology Revenues”.

Other developments/trends include:

-      the development of an information, media, and edutainment business portfolio. In addition to increasing revenues from data communication and information technology services primarily from broadband services, as part of our transformation into a TIME business, we are actively seeking new revenue opportunities by expanding into adjacent industries. See “Corporate Strategy— Expand into IT Services, Media and Edutainment Business and Other Adjacent Industries” and “Risk Factors—Risks Relating to TELKOM and its Subsidiaries— Our Failure to React to Technological Changes or Successfully Effect our Business and Organizational Transformation Could Adversely Affect Our Business”. In connection with this strategy, we have in recent years acquired a number of related business, and we expect that acquisition activities by us could continue in the future and

-      the decrease in number of employees. We have been decreasing our number of employees over the years. Between 2006 and 2010, the numbers of our employees decreased by a compound annual growth rate of 4.8%, and was 30,213 as of December 31, 2008, 28,750 as of December 31, 2009 and 26,847 as of December 31, 2010. This indicated the relative success of our multi-exit programs, especially the early retirement programs during the periods from 2006 to 2009, and has allowed us to manage our personnel expenses. We have been able to decrease the number of our employees due to increases in efficiency brought about in part by management led initiatives and technology. We expect that future planned infrastructure upgrades, including the integration and expansion of the NGN network, will bring about further increases in efficiency, including in operating expenses. We seek and expect, to continue to decrease the number of our employees over at least the next few years.

In addition, we believe that competition among the different mobile cellular operators will continue in 2011. However the level of competition may not be as intense as during certain periods in the past given that tariffs have already decreased significantly, and the possibility of a reduction in capital expenditures by other operators.

OFF-BALANCE SHEET ARRANGEMENTS

Our contingencies are described in Note 49 to our Consolidated Financial Statements and our commitments are described in Note 48 to our Consolidated Financial Statements and summarized in the table of contractual obligations below. Other than the above, as of December 31, 2010, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2010.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	By Payment Due Dates
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	Rp (billion)	Rp (billion)	Rp (billion)	Rp (billion)	Rp. (billion)
Short-Term Loans(1)(6)	55.8	55.8	-	-	-
Long-Term Debts(2)(6)	21,247.2	5,000.3	7,767.9	4,711.5	3,767.0
Capital Lease Obligations (3)	606.9	198.1	264.3	99.5	45.0
Interest on Short-term Loans, Long-term Debts and Capital Lease Obligations(7)	202.8	88.2	80.6	34.0
Operating Leases(4)	257.9	66.9	134.2	28.5	28.2
Unconditional Purchase Obligations(5)	7,712.4	7,712.4	-	-
Deferred consideration for business combination (2)	105.2	105.2	-	-	-
Total	30,188.3	13,226.9	8,247.1	4,873.6	3,840.2

(1)  Related to liabilities under short-term loans obtained from Bank Ekonomi, Bank CIMB Niaga, and BSM. See Note 18 to our Consolidated Financial Statements.

(2)  See Notes 19-23 to our Consolidated Financial Statements.

(3)   Related to the leases of the transmission installation and equipment, vehicles and processing equipment and office equipment for our telecommunication networks for TELKOMFlexi.

(4)  Related primarily to leases of computers, vehicles, land, buildings, office equipment and circuits.

(5)  Capital expenditures committed under the contractual arrangements.

(6)  Excludes the related contractually committed interest obligations.

(7)  See Risk Factors — Interests on short-term loans, long term and capital lease.

See Note 48 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, as of December 31, 2010, we had long-term liabilities for pension, post-retirement health care benefits and long service awards. In 2010 we contributed Rp990.7 billion to our post-retirement health care benefits plan and to our defined benefit pension plan Rp485.3 billion. See Notes 41 and 43 to our Consolidated Financial Statements.

ADDITIONAL INFORMATION (US-REGULATORY REQUIREMENTS)

FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See the “Consolidated Financial Statements” in the attachments to this Annual Report

RISK FACTORs

RISKS RELATED TO INDONESIA

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Since President Soeharto’s regime ended in 1998, Indonesia has evolved into a democracy that has brought about changes in political and social conditions in the country.

The political changes in Indonesia were signaled by the successful organization of direct general elections for the President, Vice President, heads of local governments, and members of the national and regional parliaments (DPR and DPRD) in 2004. This process was successfully replicated in 2009, when President Susilo Bambang Yudhoyono was re-elected for a second term. Likewise, at the sub-national level, elections for local government heads were conducted throughout 2010 without incident.

Concurrently with the development of democracy, the freedom to voice opinions in public has been embraced by society. Certain issues that have triggered widespread discontent have been met with public demonstrations in various parts of Indonesia, examples being fuel price rises in 2001, 2003 and 2005, increases in electricity and telephone charges in 2003, demonstrations against corruption and the privatization of state assets.

Labor issues have also come to the fore in Indonesia. In 2003, the government enacted industrial relations legislation that gave employees the freedom to establish unions. This also prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable.

Moreover, Indonesia has in the past experienced social unrest due to separatist activity, particularly in Aceh, Maluku and Papua. The country has also seen inter-ethnic conflict, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

With each year, Indonesians are becoming increasingly sophisticated with regard to politics and democracy and more mature in expressing their opinions in public and at addressing ethnic and religious differences. Nevertheless, political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and result of operations, and the market price of our securities

Over the last five years, there have been a number of terrorist incidents in Indonesia, including the May 2005 bombing in Central Sulawesi, the Bali bombing in October 2005 and the bombing at the JW Marriot and Ritz Carlton Hotels in July 2009.

The police have successfully countered some terrorist activities in recent years and arrested several of those suspected of being involved in these incidents. Nevertheless, terrorist incidents may continue to have a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy and may have a material adverse effect on our business, financial condition, results of operations and prospects and the market price of our securities.

Although the police have continued to enhance their anti-terrorist capabilities, there can be no assurance that terrorist activities will not occur again in future, or that if such events do occur, they will not have an impact on business or our securities market price in Indonesia capital market.

Macro Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia’s economy were the economic crisis of 1997 and the global economic crisis in 2008. The 1997 crisis affected Southeast Asia, including Indonesia, while the global economic crisis in 2008 that arose from the subprime mortgage crisis in the US put Indonesia’s economy under pressure, although not as severe as 1997.

Economic volatility has, in the past, had a material adverse effect on both the quality and growth of business in Indonesia, among other things by leading to currency depreciation, slowing economic growth, increasing interest rates, driving up inflation, weakening purchasing power and causing social unrest.

During 2010, Indonesia’s economy was relatively stable, as reflected in the stability of the Rupiah exchange rate at around Rp9,000 per US$ and the SBI rate at 6.5% per annum, single digit inflation in the last two years and positive economic growth. Nevertheless, there is no guarantee that there will not be a recurrence of economic instability in future, or that, should it occur, it will not have an impact on the performance of our business.

Adverse economic conditions could result in less business activity, less disposable income available to consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have an adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that the recent improvements in economic conditions globally and in the region will continue or that adverse economic conditions will not reoccur.

Fluctuations in the value of the Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important immediate causes of the Asian economic crisis and affected Indonesia was the depreciation and volatility of the value of the Rupiah as measured against other currencies, such as the U.S. Dollar. Although the Indonesian Rupiah has appreciated considerably from its low point of approximately Rp17,000 per U.S. Dollar in 1998, it may experience volatility again in the future. From 2007 to 2010, the Rupiah/U.S. Dollar exchange rate ranged from a low of Rp12,400 per U.S. Dollar to a high of Rp8,672 per U.S. Dollar. As a result, we recorded a loss on foreign exchange-net of Rp295 billion and Rp1,614 billion in 2007 and 2008, respectively, and a gain of Rp973 billion and Rp42.9  billion in 2009 and 2010, respectively. As of December 31, 2010, the Rupiah/U.S. Dollar exchange rate stood at Rp9,010 per U.S. Dollar.

Although the Rupiah’s value was relatively stable in 2010, this trend may reverse should global economic conditions change. To the extent the Indonesian Rupiah depreciates further from the exchange rates at December 31, 2010, our obligations under our accounts payable, procurements payable and our foreign currency-denominated loans payable and bonds payable would increase in Rupiah terms. Such depreciation of the Rupiah would result in losses on foreign exchange translation, significantly affect our other income and net income and reduce the U.S. Dollar amounts of dividends received by our American Depositary Shares holders. We cannot assure that it will be able to manage its exchange rate risk successfully in the future or that it will not be adversely affected by its exposure to exchange rate risk.

In addition, while the Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia (Indonesia’s central bank) has intervened in the currency exchange markets in furtherance of its policies, either by selling Rupiah or by using its foreign currency reserves to purchase Rupiah. We cannot assure you that the current floating exchange rate policy of Bank Indonesia will not be modified or that the Government will take additional action to stabilize, maintain or increase the Rupiah’s value, or that any of these actions, if taken, will be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining usage of our subscribers, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of this date of the Annual Report, Indonesia’s sovereign foreign currency long-term debt is rated “Ba1” by Moody’s, “BB” by Standard & Poor’s and “BB+” by Fitch Ratings (“Fitch”), and its short-term foreign currency debt is rated “B1/NP” by Moody’s, “B” by Standard & Poor’s and “B” by Fitch. On February 24, 2011, Fitch raised its outlook on Indonesia’s sovereign rating from stable to positive. These ratings reflect an assessment of the Government’s overall ability to pay its obligations and its willingness to meet its financial commitments

We cannot assure you that Moody’s, Standard & Poor’s, Fitch or any other statistical rating organization will not change or downgrade the credit ratings of Indonesia or Indonesian companies, including us. In addition, the global financial crisis has prompted review of the regulation of credit rating agencies in the United States and elsewhere. Different, or stricter, regulation of credit rating agencies and their methods, or other factors may result in a change to, including a downgrade of, our ratings. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could have material adverse effects on our business, financial condition, results of operations and prospects.

Disaster Risks

Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires as well as droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events have in the past, and may in the future, disrupt our business activities, cause damage to equipment and adversely affect our financial performance and operating income.

In recent years, several natural disasters have occurred in Indonesia (in addition to the Asian tsunami in 2004), including tsunamis in Pangandaran in West Java in 2006 and 2010, an earthquake in Yogyakarta in Central Java in 2006, a hot mud eruption and subsequent flooding in East Java in 2006 and separate earthquakes in Papua, West Java, Sulawesi and Sumatra in 2009. Indonesia also experienced significant flooding in Jakarta in February 2007 and in Solo in Central Java in January 2008. In January 2009, torrential rain caused a dam to burst outside Jakarta, flooding hundreds of homes in a densely populated neighborhood, resulting in the death of approximately 100 people.

On September 2, 2009 an earthquake struck part of West Java. The disaster caused damage to the company’s assets. On September 30, 2009 there was an earthquake in West Sumatra, which disrupted the provision of telecommunications services in several locations. Although our Crisis Management Team in cooperation with our employees and partners were able to restore services quickly, the earthquake caused severe damage to our assets. There have been a number of earthquakes detected in 2010, although none of them presented significant risks to our business in general.

Flash floods and more widespread flooding occur regularly during the rainy season from November to April.  Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption, and occasionally fatalities.  The collapse of a dam at Lake Situ Gintung on the outskirts of Jakarta on March 27, 2009 resulted in 98 deaths.  Landslides regularly occur in rural areas during the wet season.

There are numerous volcanoes in Indonesia, any of which can erupt without warning. In October and November 2010, Mount Merapi in Central Java erupted several times, killing an estimated 140 persons, displacing several hundred thousand others in a 20 km radius, causing billions of dollars of property damage and disrupting air travel. Since April 2008, Mount Soputan in North Sulawesi, Mount Egon on Flores Island, Nusa Tenggara, Mount Ibu in North Maluku and Anak Krakatoa in the Sunda Strait have shown significant increased volcanic activity.  Mount Sinabung, 60 km (40 miles) southwest of Sumatra's main city Medan, erupted on August 29, 2010 after lying dormant for 400 years. Ash and acrid smoke from the volcano have blanketed villages and crops.

Although we have implemented a business continuity plan and a disaster recovery plan, and we have insured our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control, there is no assurance that the insurance cover will be sufficient to cover the potential losses, that the premium payable for these insurance policies upon renewal will not increase substantially in the future, or that natural disasters would not significantly disrupt our operations. In addition, a significant earthquake, other geological disturbance or weather-related natural disaster in a major Indonesia city could severely disrupt the Indonesian economy and undermine investor confidence. Any of these events could materially and adversely affect our business, financial condition, results of operations and prospects.

Finally, we also cannot assure you that future geological or meteorological occurrences will not have a greater impact on the Indonesian economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia’s more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Our operations may be adversely affected by an outbreak of avian influenza, Influenza A (H1N1) virus or other epidemics

During the last three years, large parts of Asia experienced unprecedented outbreaks of avian influenza. As of June 2, 2010, the World Health Organization (“WHO”) had confirmed a total of 262 fatalities in a total number of 433 cases reported to the WHO, which only reports laboratory confirmed cases of avian influenza. Of these, the Indonesian Ministry of Health reported to the WHO 115 fatalities in a total number of 141 cases of avian influenza in Indonesia. In addition, the WHO announced in June 2006 that human-to-human transmission of avian influenza had been confirmed in Sumatra, Indonesia. According to the United Nations Food and Agricultural Organization, avian influenza virus is entrenched in 31 of Indonesia’s 33 provinces, increasing the possibility that the virus may mutate into a deadlier form. No fully effective avian influenza vaccines have been developed and an effective vaccine may not be discovered in time to protect against a potential avian influenza pandemic.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus, which originated in Mexico but has since spread globally, including confirmed reports in Hong Kong, Indonesia, Japan, Malaysia, Singapore and elsewhere in Asia. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained.

An outbreak of avian influenza, Influenza A (H1N1) virus or a similar epidemic, or the measures taken by the governments of affected countries, including Indonesia, against such an outbreak, could severely disrupt the Indonesian and other economies and undermine investor confidence, thereby materially and adversely affecting our financial condition or results of operations and the market value of its securities. Moreover, our operations could be materially disrupt if our employees remained at home and away from our principal places of business for extended period of time, which would have a material and adverse effect on our financial condition or results of operations and the market value of its securities.

Other Risks

Indonesian accounting standards differ from those in the United States and IFRS and Indonesian Corporate Disclosure Standards differ in significant respects from those applicable in other countries

We prepare our consolidated financial statements in accordance with Indonesian GAAP, which differs in certain material respects from U.S. GAAP. As a result, our consolidated financial statements and reported earnings could be significantly different from those that would be reported under U.S. GAAP. For a summary of certain differences between Indonesian GAAP and U.S. GAAP, see Note 55 to our consolidated financial statements. Further, there may be less publicly-available information about Indonesian public companies, including us, than is regularly disclosed by public companies in countries with more mature securities markets.

We are incorporated in Indonesia, and it may not be possible for investors to effect service of process, or enforce judgments, on us within the United States, or to enforce judgments of a foreign court against us in Indonesia

We are a limited liability company incorporated in Indonesia, operating within the framework of Indonesian laws relating to foreign capital invested companies, and all of our significant assets are located in Indonesia. In addition, several of our Commissioners and substantially all of our directors reside in Indonesia and a substantial portion of the assets of such persons is located outside the United States. As a result, it may be difficult for investors to effect service of process, or enforce judgments on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in U.S. courts.

We have been advised by our Indonesian legal advisor that judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. There is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the U.S. federal securities laws or the securities laws of any state within the United States. As a result, the claimant would be required to pursue claims against us or such persons in Indonesian courts.

Our controlling shareholder’s interest may differ from those of our other shareholders

The Government has a controlling stake of 52.47%  of our issued and outstanding Common Stock and the ability to determine the outcome of all actions requiring the approval of the shareholders. The Government also holds our one Dwiwarna share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. It may also use its powers to issue new shares, amend the Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. Further, through the MoCI, the Government exercises regulatory power over the Indonesian telecommunications industry.

As of December 31, 2010, the Government had a 14.29%  equity stake in PT Indosat Tbk ("Indosat"), our competitor in fixed IDD telecommunications services and the competitor of in cellular services of our majority owned subsidiary Telkomsel. The Government's stake includes the Series A share which has special voting rights and veto rights over certain strategic matters under Indosat's Articles of Association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one Director to its Board of Directors and one Commissioner to its Board of Commissioners. There may thus be instances where Government interests will conflict with ours. There is no assurance that the Government will not direct opportunities to; or favor when exercising regulatory power over the Indonesian telecommunications industry; Indosat or other telecommunications service providers in which it also holds an interest. If the Government were to give priority to Indosat’s business over ours or to expand its stake in Indosat, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

RISKS RELATING TO OUR BUSINESS

Operation Risks

A failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to a fixed wireline (PSTN) network for the termination and origination of cellular telephone calls to and from fixed-line telephones, and a significant portion of our cellular and international long-distance call traffic is routed through the PSTN. We also depend on access to a fixed wireless network (CDMA), an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP core network, satellite and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, information technology and infrastructure and the networks of other operators with whom our subscribers interconnect, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events.

Although we have a comprehensive Business Continuity Plan and a Disaster Recovery Plan, we cannot guarantee that such plans will be completely or partially successful should any portion of network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely affect our business, financial condition, results of operations and prospects.

Our networks, particularly our wireline access network face potential security threats, such as theft or vandalism, which could adversely affect our operating results

Our networks and equipment, particularly wireline access network, face security threats such as theft and vandalism. The threats levels tend to decrease in 2010 compare to 2009 and 2008 as we have been taking preventive and remedial measures to reduce this risk, including enhanced cooperation with the police, particularly in areas prone to criminal activity. But, there is no assurance that our network and equipment will not be damaged or stolen or that significant time and resources will not be required to restore damaged or stolen equipment, which may in turn materially and adversely affect our operating costs and operating results.

A revenue leakage might occur due to internal weaknesses or external factors and if this happened it could have an adverse effect on our operating results

A revenue leakage is a generic risk for all telecommunications operators. We may face revenue leakage problems, or problems with collecting all the revenues we may be entitled to, due to the possibility of weaknesses at the transactional level, delay in transaction processing, dishonest customers or other factors.

We have taken some preventive measures against the possibility of revenue leakage by increasing control function in all of our existing business process, implementing revenue assurance method, employing adequate policies and procedures as well as implementing information system application to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakage or that any such leakages will not have a material adverse affect on our operating results.

New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies currently under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We can not accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Further, we can not guarantee that we will be able to effectively integrate new technologies into our existing business model.

To maintain and strengthen the growth of our business, we are currently undergoing a transformation to the TIME (Telecommunications, Information, Media and Edutainment) business. As part of our transformation to a TIME business, we are seeking to develop new businesses through which we also provide content to our telecommunications subscribers. We do not yet have substantial experience as a content provider and, further, we can not assure you that we will be able to effectively manage the growth of this business.

We can not assure you that our technologies will not become obsolete, or be subjected to competition from new technologies in the future, or that we will be able to acquire new technologies necessary to compete in changed circumstances on commercially acceptable terms. Our failure to react to rapid technological changes could adversely affect our business, financial condition, results of operations and prospects.

Our satellites have limited operational life and may be damaged or destroyed during in-orbit operation. The loss or reduced performance of our satellites, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

Our TELKOM-1 and TELKOM-2 satellites have a limited operational life, currently estimated to end in 2015 and 2020, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, subsystems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We currently use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long-distance and cellular services.

Moreover, International Telecommunication Union (“ITU”) regulations specify that a designated satellite slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we currently hold a license to use the designated satellite slot, in the event our TELKOM-1 and TELKOM-2 satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license. We can not assure you that we will be able to maintain use of the designated satellite slot in a manner deemed satisfactory by the Government.

We are also in the process of developing the TELKOM-3 satellite, which has a 15-year lifespan and higher transponder capacity, and which is scheduled to be launched in 2011. Should we fail to launch TELKOM-3, leasing transponder capacity from a third party would likely increase our costs of operations.

We maintain in-orbit insurance on our TELKOM-1 and TELKOM-2 satellites on terms and conditions consistent with industry practice. If damage or failure renders our satellites unfit for use and we fail to launch TELKOM-3, we may elect to cease our satellite operations or lease transponder capacity from a third-party provider rather than launching a new satellite. The termination of our satellite business could increase operating expenses associated with our provision of other telecommunications services, particularly in the eastern parts of Indonesia which currently rely largely on satellite coverage for telecommunications services, and could adversely affect our business, financial condition and results of operations.

We face a number of risks relating to our internet-related services

We currently provide a range of Internet-related services, including dial-up and broadband Internet access, and Internet-related applications. We face a number of risks in providing these services.

Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We can not assure you that the security measures we have implemented will not be circumvented or otherwise fail to protect the integrity of our network. Unauthorized access could jeopardize the security of confidential information stored in our customers’ computer systems. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, cause us to incur costs and divert management attention.

In addition, because we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. We can not and do not screen all of this content and may face litigation claims due to a perceived association with this content. Regardless of the merits of the lawsuits, these types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

Financial Risks

We are exposed to interest rate risk

Our debt includes bank borrowings to finance our operations. Where appropriate, we seek to minimize our interest rate risk exposure by entering into interest rate swap contracts to swap floating interest rates for fixed interest rates over the duration of certain of our borrowings. However, our hedging policy may not adequately cover our exposure to interest rate fluctuations and this may result in a large interest expense and an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our foreign currency exchange risk

Changes in exchange rates have affected and may continue to affect our financial condition and results of operations. Most of our debt obligations are denominated in Rupiah and a majority of our capital expenditures are denominated in U.S. Dollars. Most of our revenues are denominated in Rupiah and a portion in U.S. Dollar denominated (for example from international services). We may also incur additional long-term indebtedness in currencies other than the Rupiah, including the U.S. Dollar, to finance further capital expenditures.

At this time, we currently have a hedging policy to protect our business from extreme currency exchange risk, based on annually net open position of foreign currency. The implementation of hedging policy had reviewed monthly to anticipate extreme currency exchange.

Although the exchange rate of Rupiah to the U.S. Dollar relatively stable in 2010 at the level of Rp9,010 per U.S. Dollar, we can not assure you that we will be able to manage our exchange rate risk successfully in the future or that our business, financial condition or results of operations will not be adversely affected by our exposure to exchange rate risk.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2008, 2009 and 2010, our actual consolidated capital expenditures totaled Rp22,244.3 billion, Rp19,160.6 billion and Rp12,650.8 billion (US$1,404.1 million), respectively. During 2011, we intend to allocate Rp17,829.0 billion for our optimizing legacy, new wave, infrastructure and support programs. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. We cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technology to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal and Compliance Risks

If we are found liable for price fixing by the Indonesian Anti-Monopoly Committee and for class action allegations, we may be subject to substantial liability which could lead to a decrease in our revenue and affect our business, reputation and profitability

On November 1, 2007, the Indonesian Supervising Committee for Business Competition (the “KPPU”) issued a decision regarding a preliminary investigation involving us, our majority-owned subsidiary Telkomsel and seven other telecommunication companies based on allegations of price-fixing for SMS services and breach of Article 5 of the Anti-monopoly Law (“Law No. 5 / 1999”). On June 18, 2008, the KPPU determined that Indosat, XL Axiata Tbk (“XL”), PT Bakrie Telecom Tbk (“Bakrie Telecom”), PT Mobile-8 Telecom Tbk (“Mobile-8”) and PT Smart Telecom (“Smart Telecom”) had jointly breached Article 5 of Law No. 5 / 1999. Mobile-8 appealed this ruling to the Central Jakarta District Court, where XL, Indosat, PT Hutchison CP Telecommunication (“Hutchison”), Bakrie Telecom, Smart Telecom, PT Natrindo Telepon Selular (“Natrindo”) and our company were summoned to appear as co-defendants in the hearing, while Telkomsel appealed this ruling to the South Jakarta District Court. The District Court will consider objections against the KPPU decision based on a re-examination of the KPPU decision and case files submitted by KPPU but we can not assure you that the KPPU decision will be overturned. If the District Court issues a verdict against Telkomsel, we could be subjected to the payment of a fine, the amount of which will be subject to the discretion of the District Court, which could have an adverse effect on our business, reputation and profitability.

A series of class action lawsuits were filed against Telkomsel and Indosat during 2007 and 2008 in the District Court of Bekasi, the Central Jakarta District Court and the Tangerang District Court, relating to Temasek Holding’s prior cross ownership of shares in Telkomsel and Indosat, which is alleged to have caused price fixing of telecommunications services that harmed the public. The plaintiffs have since revoked the lawsuit filed with the District Court of Bekasi. On January 27, 2010, the judges ruled that the class action filed with the Central Jakarta District Court was unacceptable because the plaintiffs refused to prove their legal standing and two members of the plaintiff class did not qualify to stand as class representatives. The Tangerang class action continued on May 3, 2010, whereby the defendants submitted a demurrer. Based on the Company’s information, on May 24, 2010, the judges ruled that the class action filed with the Tangerang District Court was unacceptable because the lawsuit filed was not serious and the plaintiffs failed to prove legal standing as class representatives. See Material Litigation – Good Corporate Governance. Although the class action allegation was not accepted by either the Central Jakarta District Court or the Tangerang District Court and the lawsuit filed with the District Court of Bekasi was revoked, we cannot assure you that other subscribers will not file similar cases in the future. If a District Court, in any new class action suit, issues a verdict in favor of such plaintiffs, it could have an adverse effect on our business, reputation and profitability.

Forward-looking statements may not be accurate

This Annual Report includes by forward-looking statements that include announcements regarding TELKOM’s current goals and projections of its operational performance and future business prospects.  The words “believe,” “expect,” “anticipate,” “estimate,” “project” and similar words identify forward-looking statements.  In addition, all statements, other than statements that contain historical facts, are forward-looking statements.  While we believe that the expectations contained in these statements are reasonable, we cannot give an assurance that they will be realized. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political situation in Indonesia and other risks described in "Risk Factors".  All forward-looking statements, written or verbal, made by us or by persons on behalf of us are deemed to be subject to those risks.

Regulation Risks

We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenues, among other things, all of which may have a material adverse effect on us

The reformed-regulation of the Indonesian telecommunications sector, which was initiated by the Government in 1999, has to a certain extent resulted in the liberalization of the telecommunications industry, including facilitation of new market entrants and changes to the competitive structure of the telecommunications industry. However, in recent years, the volume and complexity of regulatory changes has created an environment of considerable regulatory uncertainty. In addition, as the legal and regulatory environment of the Indonesian telecommunications sector continues to change, competitors, potentially with greater resources than us, may enter the Indonesian telecommunications sector and compete with us in providing telecommunications services.

For example, since January 2007, the Government, through the Ministry of Communication and Information Technology (“MoCI”), has been responsible for setting tariffs for interconnection services. The MoCI sets interconnection tariffs for dominant service providers on a “cost” basis, based on RIOs submitted annually by the dominant service providers, defined as those controlling at least a 25% market share, which include us. In contrast, telecommunications operators which are not designated as dominant operators may simply notify the MoCI regarding their tariffs and may implement such tariffs for its customers without MoCI approval. The disparity in the treatment of dominant and non-dominant telecommunications operators may create opportunities for new entrants in the telecommunications industry, providing them with increased flexibility to establish lower tariffs and offer lower pricing terms to their customers. In addition, the tariffs in our RIOs have been decreasing in the past few years, and we expect this downward trend to continue. Any decrease in the amount of interconnection costs might reduce our revenue and also our costs for inter-operator traffic.

In the future, the Government may announce or implement other regulatory changes, such as changes in interconnection or tariff policies, which may adversely affect our business or our existing licenses. We cannot assure you that we will be able to compete successfully with other domestic and foreign telecommunications operators or that regulatory changes, amendments or interpretations of current or future laws and regulations promulgated by the Government will not have a material adverse effect on our business

The entry of additional Indonesian telecommunications operators as providers of international direct dialing services could adversely affect our international telecommunications services operating margins, market share and results of operations

Our Company obtained a license and entered the international long-distance service market in 2004, and acquired a significant market share for IDD services by the end of 2006. Indosat, one of our primary competitors, entered this market prior to us and continues to maintain a substantial market share for IDD services. After reached an IDD license on September 14, 2007, Bakrie Telecom entered the international long distance service used the 009 access code on 2009. The operations of incumbents and the entrance of new operators into the international long-distance market, including the VoIP services provided by such operators, continue to pose a significant competitive threat to us. We cannot assure you that such adverse effects will not continue or that such increased competition will not continue to erode our market share or adversely affect our fixed telecommunications services operating margins and results of operations

We face risks related to the opening of new long distance access codes

In an attempt to liberalize DLD services, the Government has issued regulations requiring each provider of DLD services to implement a three-digit access code to be dialed by customers making DLD calls. In 2005, the MoCI announced that three-digit access codes for DLD calls will be implemented gradually within five years and that it would assign us the “017” DLD access code for five major cities, including Jakarta, and allow us to progressively extend it to all other area codes within five years. Indosat was assigned “011” as its DLD access code. Subject to certain conditions, we are required to open DLD access codes in all remaining areas by September 27, 2011. In December 2007, the Government issued new regulations opening DLD access codes in the first city in Balikpapan in April 2008. Following the implementation, Balikpapan residents will be able to choose from options “0”, “011” or “017” when connecting their long distance calls.

In April 2008, we and Indosat agreed to open DLD access from our respective subscribers in Balikpapan. Whether the opening of the DLD access code will be implemented in other cities, it will be based on a study by the Indonesian Telecommunication Regulatory Board. The implementation of any new DLD access codes can potentially increase competition by offering our subscribers more options for DLD services. In addition, the opening of new DLD access codes is expected to result in increased competition and less cooperation among industry incumbents, which may result in reduced margins and operating revenue, among other things, all of which may have a material adverse effect on us. We cannot assure you that our access codes will remain intact or be successful in increasing our revenues from DLD services.

New regulations for the configuration of BTS towers may delay the setting up of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors.

On March 17, 2008 and March 30, 2009, the government issued regulations relating to the construction, utilization and sharing of BTS towers. Pursuant to the regulation, the construction of BTS towers requires permits from the local government. The local government has a right to determine the placement of the towers, the location in which the towers can be constructed, and also to determine a license fees to build tower infrastructures. This regulation also obligated to allow other telecommunication operators to lease space and utilize our telecommunications towers without any discrimination.

This regulations may adversely affect in the allocation, development or expansion plan of our new BTS tower as setting up of our new towers will become more complicated. This regulation may also adversely affect to our existing BTS towers if the Government makes any changes on the placement of the existing towers.

On the other hand, the requirement to share space on our cellular (Telkomsel) towers and our fixed wireless (TELKOMFlexi) towers may also disadvantage us as market leaders and allow our competitors to expand quickly, particularly in urban areas where new space for additional towers may be difficult to obtain.

Competition Risks Related to our Fixed Telecommunication Business

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects.

We continued to lose wireline telephone subscribers and revenues derived from our wireline voice services continued to decline during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication, such as VoIP. Tariffs for mobile services have kept decreasing in recent years, which further accelerated substitution of the wireline voice services by the mobile services. The number of our fixed-line subscribers decreased by 2.9% at the end of 2009 compared to that at the end of 2008 and further decreased by 0.9% at the end of 2010. Revenues from our wireline voice services decreased by 14.5% in 2009 compared to that in 2008 and further decreased by 9.4% in 2010. The percentage of revenues derived from our wireline voice services out of our total operating revenues continued to decrease, from 26.0% in 2008 to 21.1% in 2009 and 18.9% in 2010.

We have been taking various measures in order to mitigate the impact of loss of our wireline telephone subscribers and stabilize our revenues from wireline voice services. However, we cannot assure you that we will be successful in mitigating the adverse impact of the substitution of wireline voice services by mobile voice services and other alternative means of communication or slowing down the decline of our revenues generated from wireline voice services. Migration from wireline voice services to mobile services and other alternative means of communication may further intensify in the future, which may affect the financial performance of our wireline voice services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our fixed wireless business is subject to intense competition

Our fixed wireless telephone business faces competition from an increasing number of operators, including Indosat and Bakrie Telecom, as well as mobile cellular services, SMS, VoIP services and e-mail. In addition, there is currently no new frequency bandwidth available from the government for the expansion of our fixed wireless telephone business, and in densely populated areas, our current fixed wireless operations use substantially all of the available frequency bandwidth that we have been allocated.

Competition in the cellular and fixed wireless markets has remained intense, with each operator launching increasingly attractive and creative marketing programs. The lower average tariffs due to intense competition in the cellular market has in part lead to declining ARPU for TELKOMFlexi, with blended monthly ARPU decreasing from approximately Rp38,000 in 2008, Rp22,000 in 2009, and Rp15,000 in 2010.

We have been taking various measures in order to mitigate the impact of intense competition in fixed wireless business and the limited capacity of bandwidth. However, we cannot assure you that we will be successful in mitigating the adverse impact. The competition may further intensify in the future, which may affect the financial performance of our fixed wireless services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Our data and internet services are facing increasing competition, and we may experience declining margins from such services as such competition intensifies

Our data and internet services are facing increase competition from other data and internet operators and also from Mobile Operators.

Wireless broadband access operators that have already got a license on 2009 with Wi-Max technology started to implement their business in the 4th quarter of 2010 (for example First Media). The others predicted to start implement their business in 2011 and will adversely affect to our Speedy Broadband services.

The popular of Blackberrys and their services have been increasing the number of broadband mobile subscribers. These services also adversely affect our data and internet services as an alternative choice or substitution products of our customers.

We have been taking various measures in order to mitigate the impact of intense competition in data and internet business. However, we cannot assure you that we will be successful in mitigating the adverse impact. The competition may further intensify in the future, which may affect the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Competition Risks Related to our Cellular Business (Telkomsel)

Competition from existing service providers and new market entrants may adversely affect our cellular services business

The Indonesian cellular services business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. Our cellular services business, operated through our majority-owned subsidiary Telkomsel, competes primarily against Indosat and XL. Several other smaller GSM and CDMA operators also provide cellular services in Indonesia, including Hutchison, Natrindo, Smart Telecom and Bakrie Telecom. In addition to current cellular service providers, the MoCI may license additional cellular service providers in the future, and such new entrants may compete with us.

We expect competition in the cellular services business to further intensify. New and existing cellular service providers may offer more attractive product and service packages or new technologies or the convergence of various telecommunications services, resulting in higher churn rates, lower ARPU or a reduction of, or slower growth in, our cellular subscriber base

The competitive landscape in the cellular services business may also be affected by industry consolidation. In March 2010, Smart Telecom and Mobile-8 announced that they entered into a cooperation agreement to use the same logo and brand under the name “smartfren.” Other cellular service providers may similarly consolidate in the future.

Competition from providers of new technology, together with new entrants, incumbents, and consolidated providers could adversely affect our competitive position, cellular services business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

General

We are exposed to market risks that arise from changes in exchange rates, interest rates and equity price risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2010, our time deposits in foreign currencies reached 21.9% against our current liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2008, 2009 and 2010 as the Indonesian economy was affected by changes in the U.S. Dollar-Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2011 or thereafter.

Exchange Rate Risk

Our exposure to exchange rate fluctuations results primarily from long-term debt obligations and account receivables and payables paid for through draw downs under the Government on-lending program. The obligations as well as both account receivables and payables are denominated in U.S. Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound sterling. Increased risk of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset partly by time deposits and receivables in foreign currencies with respect to the exchange rate in the future. The information on instruments and transactions that are sensitive to foreign exchange rates, including U.S. Dollar, Euro, Singapore Dollar, Great Britain Pound sterling and Japanese Yen debt obligations and term deposits and our account payables and receivables. A further description of our foreign currency assets and liabilities is explained in Note 50 to the Consolidated Financial Statements.

The information presented in the following table is based on assumptions of selling and buying rates in U.S. Dollar as well as other currencies, which were quoted by Reuters on December 31, 2010 and applied respectively to monetary assets and liabilities. The buying and selling rates as of December 31, 2010 were Rp9,005 and Rp9,015 to US$1, respectively.

However, we believe these assumptions and the information described in the following table may be influenced by a number of factors, including a fluctuation and/or depreciation of the Rupiah in the future.

Exchange Rate Risk
	Outstanding Balance as at December 31, 2010
			Expected Maturity Date
	Foreign Currency (in millions)	Rp Equiv. (Rp in millions)	2011	2012	2013	2014	2015	Thereafter	Fair Value
			(Rp in millions)
ASSETS
Cash and cash equivalents
U.S. Dollar	138.07	1,242,392.0	1,242,392.0	-	-	-	-	-	1,242,392.0
Euro	12.54	150,121.0	150,121.0	-	-	-	-	-	150,121.0
Singapore Dollar	2.82	19,799.0	19,799.0	-	-	-	-	-	19,799.0
Japanese Yen	0.39	43.0	43.0	-	-	-	-	-	43.0
Malaysian Ringgit	0.03	100.0	100.0	-	-	-	-	-	100.0
Hongkong Dollar	2.00	2,317.0	2,317.0	-	-	-	-	-	2,317.0
Temporary investments
U.S. Dollar	8.84	79,566.0	79,566.0	-	-	-	-	-	79,566.0
Trade receivables
Related parties
U.S. Dollars	3.16	28,434.0	28,434.0	-	-	-	-	-	28,434.0
Third parties
U.S. Dollars	79.19	712,758.0	712,758.0	-	-	-	-	-	712,758.0
Euro	0.12	1,408.0	1,408.0	-	-	-	-	-	1,408.0

Exchange Rate Risk
	Outstanding Balance as at December 31, 2010		Expected Maturity Date
	Foreign Currency (in millions)	Rp Equiv. (Rp in millions)	2011	2012	2013	2014	2015	Thereafter	Fair Value
			(Rp in millions)
Other receivables
U.S. Dollar	0.48	4,331.0	4,331.0	-	-	-	-	-	4,331.0
Great Britain Pound Sterling	0.01	121.0	121.0	-	-	-	-	-	121.0
Euro	-	43.0	43.0	-	-	-	-	-	43.0
Other current assets
U.S. Dollar	-	-	-	-	-	-	-	-	-
Advances and other non current assets
U.S. Dollar	2.73	24,577.0	24,577.0	-	-	-	-	-	24,577.0
Hongkong Dollar	0.27	311.0	311.0						311.0
Escrow accounts	-	-	-	-	-	-	-	-	-
U.S. Dollar	4.61	41,552.0	41,552.0	-	-	-	-	-	41,552.0
LIABILITIES
Trade accounts payable
Related parties
U.S. Dollar	5.73	51,559.0	51,559.0	-	-	-	-	-	51,559.0
Third parties
U.S. Dollar	341.80	3,074,585.0	3,074,585.0	-	-	-	-	-	3,074,585.0
Euro	0.18	2,128.0	2,128.0	-	-	-	-	-	2,128.0
Singapore Dollar	0.24	1,645.0	1,645.0	-	-	-	-	-	1,645.0
Great Britain Pound Sterling	0.04	613.0	613.0	-	-	-	-	-	613.0
Australian Dollar	0.05	453.0	453.0	-	-	-	-	-	453.0
Japanese Yen	0.73	81.0	81.0	-	-	-	-	-	81.0
Swiss Franc	-	15.0	15.0	-	-	-	-	-	15.0
Malaysian Ringgit	0.56	1,624.0	1,624.0	-	-	-	-	-	1,624.0
Hongkong Dollar	0.01	17.0	17.0	-	-	-	-	-	17.0
Other payables
U.S. Dollar	0.07	588.0	588.0	-	-	-	-	-	588.0
Accrued expenses
U.S. Dollar	39.72	357,343.0	357,343.0	-	-	-	-	-	357,343.0
Japanese Yen	38.35	4,250.0	4,250.0	-	-	-	-	-	4,250.0
Euro	0.85	10,136.0	10,136.0	-	-	-	-	-	10,136.0
Singapore Dollar	1.38	9,657.0	9,657.0						9,657.0
Advances from customers and suppliers
U.S. Dollar	0.90	8,114.0	8,114.0	-	-	-	-	-	8,114.0
Notes						-	-	-	-
U.S. Dollar	30.54	275,348.0	113,169.0	124,548.5	37,630.5	-	-	-	275,584.0
Long-term debts (1)
U.S. Dollar	316.96	2,854,261.7	697,352.0	420,109.1	420,109.1	420,109.1	366,107.7	530,474.6	2,983,706.3
Japanese Yen	10,750.57	1,191,377.8	85,098.4	85,098.4	85,098.4	85,098.4	85,098.4	765,885.8	1,225,660.0

(1)     Long-term debts for the purpose of this table consist of loans denominated in foreign currencies namely, two-step loans, liabilities of business acquisitions, long-term bank loans, which in each case include their current maturities.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. This risk relates to loans under the Government on-lending program that has been used to finance our capital expenditures. The interest per annum charged refers to the rate applicable for the Rupiah portion based on the average for the preceding six months for three month certificates issued by Bank Indonesia plus 1% or based on floating interest rates offered by the lenders plus 5.25% and for the non-Rupiah portion based on floating interest rate offered by the lenders plus 0.5%.

The actual cash flows from our debt are denominated in Rupiah, U.S. Dollar, Euro and Japanese Yen, as appropriate and as indicated in the table. The information presented in the table has been determined based on the following assumptions: (i) fixed interest rates on Rupiah time deposits are based on average interest rates offered for three month placements in effect as of December 31, 2010 by the banks where such deposits were located; (ii) variable interest rates on Rupiah denominated long-term liabilities are calculated as of December 31, 2010 and are based on contractual terms setting interest rates based on average rates for the preceding six months on three month certificates issued by Bank Indonesia or based on the average three month deposit rate offered by the lenders; (iii) fixed interest rates on U.S. Dollar deposits are based on average interest rates offered for three month placements by the various lending institutions where such deposits are located as of December 31, 2010; and (iv) the value of marketable securities is based on the value of such securities at December 31, 2010. However, these assumptions may change in the future. These assumptions are different from the rates used in our Consolidated Financial Statements; accordingly, amounts shown in the table may differ from the amounts shown in our Consolidated Financial Statements.

Interest Rate Risk
	Outstanding Balance at December 31, 2010			Expected Maturity Date
	Original Currency (in millions)	Rp Equiv (Rp in millions)	Rate (%)	2011	2012	2013	2014	2015	Thereafter	Fair Value
				(Rp in millions)
ASSETS
Fixed Rate
Cash and cash equivalents
Time Deposit
Rupiah
Principal	6,853,796.90	6,853,797	-	6,853,797	-	-	-	-	-	6,853,797
Interest	-	-	-	-	-	-	-	-	-	-
U.S. Dollar
Principal	110.63	995,299	-	995,299	-	-	-	-	-	995,299
Interest	-	-	-	-	-	-	-	-	-	-
Euro
Principal	9.60	114,777	-	114,777	-	-	-	-	-	114,777
Interest	-	-	-	-	-	-	-	-	-	-
HKD
Principal	2.00	2,317		2,317	-	-	-	-	-	2,317
Interest	-	-	-	-	-	-	-	-	-	-
Temporary Investments Available for sale Securities
Rupiah	290,867.00	290,867	-	290,867	-	-	-	-	-	290,867
U.S. Dollar	8.84	79,566	-	79,566	-	-	-	-	-	79,566
LIABILITIES	-	-	-	-	-	-	-	-	-	-
Short term bank Loans
Variable rate	-	-	-	-	-	-	-	-	-	-
Rupiah
Principal	55,831.00	55,831	6-15.3	55,831	-	-	-	-	-	55,831
Interest	-	-	-	-	-	-	-	-	-	-

Interest Rate Risk
	Outstanding Balance at December 31, 2010			Expected Maturity Date
	Original Currency (in millions)	Rp Equiv (Rp in millions)	Rate (%)	2011	2012	2013	2014	2015	Thereafter	Fair Value
				(Rp in millions)
Fixed Rate
Rupiah
Principal	-	-	-	-	-	-	-	-	-	-
Interest	-	-	-	-	-	-	-	-	-	-
Long term debts(1)	-	-	-	-	-	-	-	-	-	-
Variable rate	-	-	-	-	-	-	-	-	-	-
Rupiah	-	-	-	-	-	-	-	-	-	-
Principal	13,964,029.80	13,964,030	-	4,160,712	3,338,703	3,238,470	2,117,134	632,868	476,143	14,038,154
Interest	2,267,896.32	2, 267,896	9.0-14.0	648,959	808,293	444,011	195,555	73,487	97,591	-
U.S. Dollar	-	-	-	-	-	-	-	-	-	-
Principal	172.22	1,549,492	-	472,744	320,426	179,522	141,891	141,891	293,017	1,574,829
Interest	8.31	74,944	1.14-6.67	19,150	24,249	12,783	9,175	6,030	3,557	-
Fixed Rate
Rupiah
Principal	3,067,443.36	3,067,443	-	49,243	10,400	7,800	-	1,005,000	1,995,000	3,207,818
Interest	2,449,608.82	2,449,609	9.6-10.2	304,517	302,420	300,275	299,970.00	275,850	966,577	-
U.S. Dollar
Principal	175.28	1,580,119	-	337,777	224,231	278,218	278,218	224,217	237,458	1,684,461
Interest	30.09	271,269	4-6.67	76,513	63,147	48,589	33,695	18,439	30,886	-
Japanese Yen
Principal	10,750.57	1,191,378	-	85,099	85,098	85,098	85,098	85,098	765,887	1,225,660
Interest	2,377.47	263,471	3.1	35,243	32,540	29,887	27,249	25,716	112,836	-
Capital Lease
Rupiah
Principal	589,655.43	589,655	-	186,873	147,573	110,671	83,732	15,811	44,995.00	589,655
Interest	201,714.25	201,714	8.5-26	87,428	50,886	29,423	14,642	7,855	11,480.20	201,714
U.S. Dollar
Principal	1.92	17,274	-	11,189	4,648	1,437	-	-	-	17,274
Interest	0.12	1,091	4.5-8.3	767	277	47	-	-	-	1,091

(1)       Long-term debts consist of loans which are subject to interest; namely two-step loans, notes and bonds, liabilities of business acquisitions and long-term bank loans, which in each case include their maturities.

Equity Price Risk

Our long-term investments consist primarily of minority interests in the equity of private Indonesian companies. The financial performance of these companies may be affected by the macro economic and social conditions, such as the level of economic activity, the fluctuation of Rupiah exchange rates against other currencies, inflation and interest rates.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN CORPORATE GOVERNANCE PRACTICES AND THE NYSE’S CORPORATE GOVERNANCE STANDARDS

The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and those required by NYSE listing standards for domestic U.S. issuers.

Overview of Indonesian law

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: Law No. 40 of 2007 on Limited Liability Companies (“Indonesian Company Law”); the Law No. 8 of 1995 on Capital Markets (“Capital Markets Law”); the Law No. 19 of 2003 on State-Owned Enterprises; the Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 on the Implementation of Good Corporate Governance Practice; the Regulations of the Indonesian Capital Markets and Financial Institutions Supervisory Board (“Bapepam-LK Regulations”) and the rules issued by the (“IDX”). In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term “public company” does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Capital Markets Law, a non-listed company may be deemed a public company, and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and shareholder requirements applicable to a publicly-listed company.

On November 30, 2004, the National Committee on Governance (“NCG”) was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No. KEP-49/M.EKONOM/1/2004, which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The NCG aimed at enhancing comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors.

The NCG formulated the Code for Good Corporate Governance 2006 (“Code”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the BoC, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the NCG recommended that the Code be adopted by the Government as a basis for legal reform, as of the date of this Annual Report, the Government has not enacted regulations that fully implement the provisions of the Code.

Composition of Independent BoD and BoC

The NYSE listing standards provide that the board of directors of a U.S. listed company must consist of a majority of independent directors and that certain committees must consist solely of independent directors. A director qualifies as independent only if the board affirmatively determines that the director has no material relationship with the company, either directly or indirectly.

Unlike companies incorporated in the United States, the management of an Indonesian company consists of two organs of equal stature, the board of directors and the board of commissioners – for us, this is our BoD and the BoC. Generally, the BoD is responsible for the day-to-day business activities of the company and is authorized to act for and on behalf of the company, while the BoC has the authority and responsibility to supervise the BoD and is statutorily mandated to provide advice to the BoD.

With regard to the BoC, the Indonesia Company Law requires a public company BoC to have at least two members. Although the Indonesia Company Law is silent as to the composition of the BoC, Listing Regulation No. lA issued by the IDX states that at least 30% of the members of the BoC of a public company (such as us) must be independent.

The Indonesia Company Law states that the BoD has the authority to manage the daily operation of the company and must have at least two members, each of whom must meet the minimum qualification requirements set forth in the Indonesian Company Law. The Decree of the Minister of State-Owned Enterprises No. KEP-117/M.MBU/2002 states that at least 20% of the members of BoD of state-owned companies, including us, must be unaffiliated.

Given the difference between the role of the members of the BoD in an Indonesian company and that of their counterparts in a U.S. company, Indonesian law does not require that certain members of the BoD must be independent and neither does it require the creation of certain committees composed entirely of independent directors.

Committees

NYSE listing standards require that a U.S. listed company must have an Audit Committee, a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified in the listing standards.

The Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, Bapepam-LK Regulation No. IX.I.5 and Listing Regulation No. I-A issued by the IDX does require the BoC of a listed public company (such as us) to form committees that will oversee the company’s audit process (which committee must be headed by an independent member of the BoC).

We have an Audit Committee composed of six members: two independent commissioners and four members who are not affiliated with us. NYSE Listing rules adopted pursuant to Rule 10A-3 under the Exchange Act require a foreign private issuer with securities listed on the NYSE to have an Audit Committee comprised of independent directors. However, under a provision of this rule, a foreign private issuer, such as us, is exempt from the independence requirements if (i) the home country government or stock exchange requires the company to have an Audit Committee; (ii) the Audit Committee is separate from the BoD and has members from both inside and outside the BoD; (iii) the Audit Committee members are not elected by the management and no executive officer of the company is a member of the Audit Committee; (iv) the home country government or stock exchange has requirements for an Audit Committee independent from the management of the company and (v) the Audit Committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. NYSE listing standards and our Audit Committee Charter share the goal of establishing a system for overseeing that our accounting that is independent from management and of ensuring the auditor’s independence. However, unlike the requirements set forth in the NYSE listing standards, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of our external auditor. Our Audit Committee can only recommend the appointment of the external auditor to the BoC, and the BoC’s decision is subject to shareholder approval.

Our BoC has a nomination and remuneration committee. The committee is tasked with formulating selection criteria and nomination procedures for Commissioners and Directors and a compensation system for Commissioners and Directors.

Disclosure regarding corporate governance

The NYSE listing standards require U.S. companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a U.S. company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our Annual Report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders and to Bapepam—LK, particularly information relating to changes in the public company’s shareholdings and material facts that may affect the decision of shareholders to maintain their share ownership in such public company.

Code of Business Conduct and Ethics

NYSE listing standards require each U.S. listed company to adopt, and post on its web site, a code of business conduct and ethics for its directors, officers and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC, including us, must disclose in their Annual Reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities. Under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships; (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC; (c) compliance with applicable laws and regulations; (d) prompt internal reporting of violations of the code and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code. See “Code of Ethics.”

EXCHANGE CONTROLS

Exchange Rate Information

The following table shows the exchange rate of Rupiah to U.S. Dollar based on the middle exchange rates at the end of each month for the periods indicated. The Rupiah middle exchange rate is calculated based on Bank Indonesia buying and selling rates.

Foreign Exchange Information
Calendar Year	at Period End	Average(1)	High(2)	Low(2)
	(Rp Per US$1)
2006	9,020	9,167	9,795	8,720
First Quarter	9,075	9,304	9,795	9,030
Second Quarter	9,300	9,107	9,520	8,720
Third Quarter	9,235	9,121	9,245	9,030
Fourth Quarter	9,020	9,134	9,228	9,020
2007	9,419	9,136	9,479	8,672
First Quarter	9,118	9,099	9,225	8,950
Second Quarter	9,054	8,973	9,120	8,672
Third Quarter	9,137	9,246	9,479	8,990
Fourth Quarter	9,419	9,234	9,434	9,045
2008	10,950	9,680	12,400	9,051
First Quarter	9,217	9,260	9,486	9,051
Second Quarter	9,225	9,264	9,376	9,179
Third Quarter	9,378	9,290	9,470	9,063
Fourth Quarter	10,950	11,023	12,400	9,555
2009	9,400	10,398	12,065	9,293
First Quarter	11,575	11,631	12,065	10,863
Second Quarter	10,225	10,531	11,620	9,985
Third Quarter	9,681	10,002	10,255	9,580
Fourth Quarter	9,400	9,471	9,685	9,293
2010	8,991	9,085	9,413	8,888
First Quarter	9,115	9,261	9,413	9,070
Second Quarter	9,083	9,118	9,373	9,001
Third Quarter	8,924	9,001	9,094	8,924
Fourth Quarter	8,991	8,963	9,050	8,888
September	8,924	8,976	9,034	8,924
October	8,928	8,928	8,947	8,913
November	9,013	8,938	9,033	8,888
December	8,991	9,023	9,050	8,978
2011
January	9,057	9,037	9,088	8,976
February	8,823	8,913	9,042	8,823
March	8,708	8,772	8,824	8,708

(1)   The average of the middle exchange rate announced by Bank Indonesia applicable for the period.

(2)   The high and low amounts are determined based upon the daily middle exchange rate announced by Bank Indonesia during the applicable period. Source: Bank Indonesia

The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2007, 2008 and 2009. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp10,850 and Rp10,950 to US$1 as of December 31, 2008, Rp9,420 and Rp9,430 to US$1 as of December 31, 2009 and Rp9,005 and Rp9,015 to US$1 as of December 31, 2010.

The Consolidated Financial Statements are stated in Rupiah. The translations of Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,010 to US$1 published by Reuters on December 31, 2010.

On March 28, 2011, the Reuters bid and ask rates were Rp8,715 and Rp8,716 to US$1.

Foreign Exchange

Foreign exchange controls in Indonesia were abolished in 1971 Indonesia operates a liberal foreign exchange system that permits the free flow of foreign exchange. Capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. A number of regulations, however, have an impact on the exchange system. For example, only banks are authorized to deal in foreign exchange and execute exchange transactions related to the import and export of goods. In addition, Indonesian banks (including branches of foreign banks in Indonesia) are required to report to Bank Indonesia (the Indonesian Central Bank) any fund transfers exceeding US$10,000. As a state-owned company, and based on the decree of the Head of Foreign Commercial Loan Coordinating Team (“PKLN”), we are required to obtain an approval from PKLN prior to acquiring foreign commercial loans and must submit periodical reports to PKLN during the term of the loans.

Bank Indonesia holds the authority to issue Rupiah currency and has responsibility for maintaining the stability of the Rupiah. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies.

During the past 25 years, the Rupiah has been devalued three times against the U.S. Dollar. These downward adjustments occurred in November 1978, when the exchange rate was realigned from Rp415 to Rp623 to the U.S. Dollar; in March 1983, when the rate went from Rp703 to Rp970 to the U.S. Dollar and in September 1986, when the rate went from Rp1,134 to Rp1,644 to the U.S. Dollar. Between the time of the 1986 devaluation and August 14, 1997 the value of the Rupiah has gradually adjusted downward against the U.S. Dollar by approximately 4% annually. Since the free-floating regime was implemented in August 1997, the Rupiah fluctuation has been significant. During 2010, the average rate of Rupiah to the U.S. Dollar was Rp9,085 with the highest and lowest rates being Rp9,413 and Rp8,888, respectively.

TAXATION

The following summary of Indonesian and U.S. federal income tax matters contains a description of the principal Indonesian and U.S. federal tax consequences of the purchase, ownership and disposition of ADSs or shares of common stock. Investors should consult their tax advisors about the Indonesian and U.S federal, state and local tax consequences to them of the purchase, ownership and disposition of ADSs or shares of Common Stock.

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of Common Stock or ADSs to a non-resident individual or non-resident entity that holds Common Stock or ADSs (a “Non-Indonesian Holder”). As used in the preceding sentence, a “non-resident individual” is a foreign national individual who is not physically present in Indonesia at the most 183 days within 12 month period, during which period such non-resident individual receives income in respect of the ownership or disposition of Common Stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-Indonesian entity receives income in respect of the ownership or disposition of Common Stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends

Dividends declared by the Company out of retained earnings and distributed to a Non-Indonesian Holder in respect of Common Stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this Annual Report is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders’ proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable provided the recipient is able to comply with the following strict requirements: (i) the recipient of the income is the beneficial owner of the dividends, (ii) the recipient of the income must have submitted a specific form set by the Indonesian Tax Office acting as a Certificate of Residency (the “Certificate of Residence”) that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident and (iii) the recipient of the income does not misuse the tax treaty as set out in the provision on the prevention of misuse the tax treaty. (the “Certificate of Residence”). Indonesia has concluded double taxation treaties with a number of countries, including Australia, Belgium, Canada, France, Germany, Japan, Malaysia, the Netherlands, Singapore, Sweden, Switzerland, the United Kingdom and the United States of America. Under the U.S.-Indonesia double taxation treaty, the withholding tax on dividends is generally, in the absence of a 25% voting interest, reduced to 15%.

Capital Gains

The sale or transfer of Common Stock through IDX is subject to a final withholding tax at the rate of 0.1% of the value of the transaction. The broker executing the transaction is obligated to withhold such tax. The holding of founder shares or the sale or transfer of founder shares through an Indonesian stock exchange may, under current Indonesian tax regulations, be subject to additional 0.5% final income tax.

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include Common Stock not listed on an Indonesian stock exchange or ADSs, by a Non-Indonesian holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Indonesian income tax law) may be subject to Indonesian withholding tax at the rate of 20%. In 1999, the Ministry of Finance issued a Decision that stipulates the estimated net income for the sale of shares received by a non-resident taxpayer in a non-public company to be 25% of the sale price, resulting in an effective withholding tax rate of 5% of the sales price. This is a final withholding tax and the obligation to pay lies with the buyer (if it is an Indonesian taxpayer) or the Company (if the buyer is a non-resident taxpayer). Exemption from withholding tax on income from the sale of shares in a non-public company may be available to non-resident sellers of shares depending on the provisions of the relevant double taxation treaties. In order to benefit from the exemption under the relevant double taxation treaty, the non-resident seller must provide a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is completed by the recipient of the income and validated by the competent authority of the country where the recipients are resident to the buyer or the Company and to the Indonesian Tax Office that has jurisdiction over the buyer or the Company (if the buyer is a non-resident taxpayer).

In cases where a purchaser or Indonesian broker will be required under Indonesian tax laws to withhold tax on payment of the purchase price for Common Stock or ADSs, that payment may be exempt from Indonesian withholding or other Indonesian income tax under applicable double taxation treaties to which Indonesia is a party (including the U.S.-Indonesia double taxation treaty). However, except for the sale or transfer of shares in a non-public company, the current Indonesian tax regulations do not provide specific procedures for removing the purchaser’s or Indonesian broker’s obligation to withhold tax from the proceeds of such sale. To take advantage of the double taxation treaty relief, Non-Indonesian Holders may have to seek a refund from the Indonesian Tax Office by making a specific application accompanied by a specific form set by the Indonesian Tax Office acting as a Certificate of Residence that is filled in by the recipient of the income and validated by the competent authority of the country where the recipients are resident.

Stamp Duty

Any documents that are prepared in the transactions in Common Stock in Indonesia, which documents will be used as evidence in Indonesia, are subject to stamp duty of Rp6,000. Generally, the stamp duty is due at the time the document is executed.

Certain U.S. Federal Income Tax Considerations

Pursuant to requirements relating to practice before the Internal Revenue Service, any tax advice in this communication (including any attachments) is not intended to be used and cannot be used, for the purpose of (i) avoiding penalties imposed under the U.S. Internal Revenue Code, or (ii) promoting, marketing, or recommending to another person any tax-related matter.

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition ownership and disposition of ADSs or Common Stock by U.S. Holders (as defined below) that hold their ADSs or Common Stock as “capital assets” (generally, property held for investment) under section 1221 of the U.S. Internal Revenue Code (the “Tax Code”). This summary is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect.

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or Common Stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any U.S. federal estate and gift tax considerations, or state, local, or non-U.S. tax considerations. Each holder is urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of their investment in the ADSs or Common Stock.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ADSs or Common Stock that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the U.S. or any state or the District of Columbia; (iii) any entity created or organized in or under the laws of any other jurisdiction if treated as a domestic corporation pursuant to the Tax Code; (iv) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (v) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Tax Code.

If a partnership (or other entity treated as a “tax transparent” entity for U.S. tax purposes) is the beneficial owner of ADSs or Common Stock, the tax treatment of a partner in the partnership (or interest holder in the “tax transparent” entity) will generally depend upon the status of the partner (or interest holder) and the activities of the partnership (or “tax transparent” entity). For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying Common Stock represented by the ADSs.

Threshold PFIC Classification Matters

A non-U.S. corporation, such as the Company, will be treated as a “Passive Foreign Investment Company” (a “PFIC”), for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of “passive” income or 50% or more of its assets are passive. Based on the Company’s 2010 income and assets, the Company does not believe that it should be classified as a PFIC for 2010. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that the Company is not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Stock” is written on the basis that the Company will not be classified as a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions paid by the Company out of earnings and profits, as determined under U.S. federal income tax principles, will be subject to tax as dividend income and will be includible in the gross income of a U.S. Holder upon receipt. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum U.S. federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Note that as from January 1, 2011, dividends from a qualified foreign corporation will be treated as ordinary income with a maximum tax rate of 39.6% for non-corporate recipients of dividends received after the end of 2010. A non-U.S. corporation (other than a PFIC) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the U.S. There is currently a tax treaty in effect between the U.S. and Indonesia which the Secretary of Treasury has determined is satisfactory for these purposes and the Company believes it should be eligible for the benefits of the treaty. Additionally, because the ADSs are listed on the NYSE, an established securities market in the U.S., they are considered readily tradable on that exchange.

The amount of any cash distribution paid in Rupiah should equal the U.S. Dollar value of such Rupiah on the date of receipt of the distribution, regardless of whether the Rupiah are actually converted into U.S. Dollars at that time. Gain or loss, if any, recognized on a subsequent sale, conversion, or other disposition of Rupiah generally will be U.S. source ordinary income or loss. Dividends received on the ADSs or Common Stock will generally not be eligible for the dividends received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Common Stock. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition of ADSs or Common Stock

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Common Stock in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Common Stock. Any capital gain or loss will be long-term if the ADSs or Common Stock have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss is subject to limitations.

Passive Foreign Investment Company (“PFIC”) Considerations

If the Company were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sale of ADSs or Common Stock and (ii) any “excess distribution” paid on ADSs or Common Stock (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder will be subject to an interest charge on such gain or excess distribution. Finally, the 15% maximum rate on Company dividends would not apply if the Company becomes classified as a PFIC. Each U.S. Holder is urged to consult its tax advisor regarding the potential tax consequences to such holder if the Company is or becomes classified as a PFIC, as well as certain elections that may be available to mitigate such consequences.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non corporate holders of stock. Information reporting generally will apply to payments of dividends on and to proceeds from the sale or redemption of, ordinary shares made within the U.S. or by a U.S. payor or U.S. middleman to a holder of ordinary shares (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ADSs or Common Stock within the U.S. or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28 percent for years through 2010.

The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s regular U.S. federal income tax liability or, if in excess of such liability, refunded by the Internal Revenue Service (“IRS”) if a timely refund claim is filed with the IRS. Copies of any information returns or tax returns for claims for refund filed by non-U.S. Holders with the IRS may be made available by the IRS, under the provisions of a specific treaty or other agreement providing for information exchange, to the taxing authorities of the country in which a non-U.S. Holder resides.

CORPORATE GOVERNANCE

CONCEPT AND FOUNDATION

Our concept for the application of Good Corporate Governance (“GCG”) principles is based on our commitment to create a company that is transparent, accountable and trusted by managing our business responsibly.

Applying GCG practices is an important step for us towards maximizing our corporate value and strengthening the principles of professionalism, transparency and efficiency in management to make it more open, accountable, trustworthy, responsible and fair, so that we can better fulfill our obligations to our shareholders, Board of Commissioners, business partners and other stakeholders.

Moreover, our BoC, BoD, management and staff are committed to implementing GCG practices in the management of our business activities. This awareness of the importance of GCG stems from our desire to maintain our integrity in operating a healthy and sustainable business.

Our commitment to applying these practices is not only representative of our policy of compliance with capital market rules; we also believe that it is one of the keys to the effective, efficient and sustainable performance of our business.

In 2010, as one of the steps in implementing our transformation, we, through the Business Effectiveness Sub-Directorate (“BEF”), redesigned our GCG to bring it into alignment with the changes in our business. We then integrated our redesigned GCG practices into our day-to-day attitudes and behavior not only at the level of the BoC, BoD and management, but among all our employees as well, instilling the shared values that will enable us to achieve our vision, mission and objectives.

We have also invested in communicating and disseminating, training and mapping accountability and responsibilities to ensure that each employee knows and understands his or her duties, functions and responsibilities with regard to the changes in our business and our organization.

TELKOM strives to be leader in corporate governance among Indonesian companies and has won several prestigious awards in relation to GCG.

In addition, as public company we are subject to Bapepam-LK and SEC regulations and we implement and strive to uphold corporate governance policies and practices based on International Best Practices as well as the Indonesian Code of GCG published by the National Committee on Governance in Indonesia.

As a company with a class of securities registered  under Section 12 of the Exchange Act with the SEC , we comply with the provisions of the Sarbanes Oxley Act of 2002 (“SOA”) as well as other applicable rules and regulations. There are several provisions of SOA that apply to us, in particular, those under (i) SOA Section 404 that require us to have adequate internal control over financial reporting (“ICOFR”) to ensure the reliability of our financial statements and that they are prepared according to the applicable accounting standards. We and our subsidiaries have committed to undergo a thorough audit of the effectiveness and integrity of the design and application of ICOFR and (ii) those under SOA section 302 that require our management to be responsible for formulating, maintaining and evaluating the effectiveness of our disclosure procedures and controls to ensure that information disclosed in reports is in compliance with the Exchange Act and is recorded, processed, summarized and reported within the period provided and then accumulated and communicated to our management, including the President Director and Director of Finance, so that they can take decisions related to required disclosures. Further explanation regarding the results of management’s review of ICOFR disclosure procedures and controls and related disclosures, please see the section on “Procedures and Controls”. We also comply with Bapepam-LK and U.S. exchange and regulatory provisions regarding the independence of the members of the Audit Committee.

FRAMEWORK AND CORPORATE GOVERNANCE STRUCTURE

In enhancing our GCG practices, we aim to improve both the structure (organs) and the implementation process and ensure that GCG principles are integrated in the TELKOM Way culture by ensuring that the roles and responsibilities of the BoC, BoD, management and employees are implemented better and more effectively, and by striving to raise the quality of corporate governance, placing a priority on corporate communication and disclosure, performance measurement and accountability and audit management, both internal and external.

Our commitment to applying GCG is articulated in an operational framework in accordance with our GCG policy as set forth in BoD Decree No.29 year 2007. This framework integrates certain management systems that are prerequisites for GCG application in the Company to provide assurance that GCG is being implemented effectively at the operational level, ensuring that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices.

The management system described above rests on four main pillars that we consider to be the foundation for the sound implementation of GCG:

-         The application of business ethics that incorporate our corporate values. These are communicated every year to employees and their understanding of them is regularly surveyed;

-         The management of effective operational policies and procedures that match the demands of the business, as a reference for the management of the Company and as guidelines for employees;

-         The integrated application of risk management based on COSO Enterprise Risk Management; and

-         Internal supervision and the application of internal controls based on COSO Internal Control, primarily for internal control over financial reporting.

In addition to these four pillars, we also reinforce other elements of the organization that we believe play a critical role in instilling GCG practices at the entity and transactional levels:

-         Effective leadership in which each individual leader must serve as a role model for employees and the work place;

-         Clear duties and responsibilities for each employee and work unit to ensure accountability and a ”segregation of duties” in order to avoid potential fraud;

-         Empowering our human capital to enhance their skills and competencies to ensure that each employee and work unit is capable of executing their duties professionally;

-         An integrated performance management system for the organization, units and employees to ensure the measurement of corporate achievement and objectives and accountability and

-        Employing systems to reward individuals and units by providing incentives for exemplary performance/achievement, balanced with appropriate enforcement in the event of violations.

In enhancing our GCG practices, we aim to improve both the structure and the implementation process and ensure that the principles of transparency, accountability, responsibility, independence and fairness are applied at each level of the Company. This is aimed at mitigating the risk of conflict of interest in the execution of the duties, functions and responsibilities of our BoC, BoD, management and employees.

Internally, our policy on GCG is articulated in BoD Decree No. 29 year 2007, which sets out an integrated operational framework for GCG. This incorporates certain management systems that are prerequisites for the Company to ensure that every transaction, whether internal or external, is conducted in an ethical manner and in accordance with best corporate governance practices. Every year we evaluate the effectiveness of our implementation of this policy. This is done independently and comprehensively to safeguard our integrity in the eyes of both the authorities and the general public.

Our corporate governance structure consists of:

(1)     The General Meeting of Shareholders (“GMS”);

(2)     The BoC;

(3)     The BoC;

(4)     BoC Committees;

(5)     BoD Committees; and

(6)     Our Corporate Secretary.

General Meeting of Shareholders

Subject to our Articles of Association, the GMS, Annual GMS (“AGMS”) and Extraordinary GMS (“EGMS”) constitute our highest governance body and are the primary forums through which shareholders exercise their rights and authority over the management of our management. The AGMS must be held once a year, while an EGMS can be convened at any time, as needed.

At the AGMS and EGMS, shareholders are entitled to equal treatment and standing, particularly in expressing their opinions and contributing to the process of taking important and strategic decisions in relation to: (a) the election and termination of the BoC and the BoD; (b) setting the amount of remuneration and benefits of members of the BoC and BoD; (c) evaluating our performance during the year under review; (d) deciding on the use of our profits, including dividends; and (e) amendments to the Articles of Association. The AGMS also has the authority to approve the Annual Report.

The Government of Indonesia, as our controlling shareholder, is required to be aware of its responsibility when exercising its influence over management in voting sessions or on other matters. The Government has exclusive rights to approve mergers, acquisitions and divestment, or to liquidate our Company based on decisions of the AGMS or EGMS.

At the AGMS and EGMS, shareholders exercise their rights in person or by proxy.

The AGMS for the year 2010 was held on June 11, 2010. This was attended by the controlling shareholder and holders of Common Stock representing 15,951,818,939 shares or 81.1% of all shareholders with valid voting rights.

The AGMS agenda and the resolutions taken were as follows:

AGMS Agenda	Resolutions
Agenda 1

Approve the Company’s Annual Report as presented by the BoD, on the Company’s condition and operation for the 2009 Financial Year, including the BoC  Supervision Duty Report for the 2009 Financial Year.

Agenda 2	Ratify the Company’s Financial Statement (Consolidated) for the Financial Year 2009 and Annual Report on Partnership and Community Development Program for the 2009 Financial Year.
Agenda 3

Approve the appropriation of the Company’s net profit for the 2009 Financial Year for cash dividend 50% and the rest shall be recorded as Retained Earning which will be used for the Company’s development.

Approve the Company’s Partnership and Community Development Fund for the 2010 Financial Year with the allocation for Community Development Program and Partnership Program in the amount of 0.25% and 0.79% of the Company’s net profit for the 2009 Financial Year, respectively.

Agenda 4	Approve salaries for the BoD and honoraria for the BoC for 2010 including tantiem for the 2009 Financial Year.
Agenda 5

Approve the appointment of Public Accounting Firm (KAP) Tanudiredja, Wibisana & Rekan (a member firm of PwC) to conduct an integrated audit of the Company for the 2010 Financial Year Consolidated Financial Statements as well as the reappointment of the Public Accounting Firm, Abdi Ichjar, BAP & Rekan, to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2010 Financial Year.

Agenda 6	Approve amendment to the provisions of the Company’s Articles of Association.
Agenda 7	Approve the changes to the Company’s plan for the treasury stock as result of the Share Buy Back I through III, for market placement; cancellation; equity conversion and funding.

In 2010, TELKOM held two EGMS:

We held an EGMS on June 11, 2010, which was attended by the controlling shareholder and common stockholders representing 16,006,572,644 of our shares, or equivalent to 81.4% of all our shareholders with valid voting rights. This EGMS discussed one agenda item and reached the following resolution:

EGMS Agenda	Resolutions
Agenda 1

It was resolved that:

1.       Mr. Tanri Abeng as President Commissioner;

2.       Mr. Arif Arryman as Independent Commissioner;

3.       Mr. P. Sartono as Independent Commissioner;

4.       Mr. Rinaldi Firmansyah as President Director;

5.       Mr. Arief Yahya as Director of Enterprise & Wholesale;

And should provisionally continue to perform their respective tasks and obligations as President Commissioner, Independent Commissioner, President Director and Director of Enterprise & Wholesale of the Company, respectively, until they are definitively appointed by the next General Meeting of Shareholders.

An EGMS that was held on December 17, 2010, which was attended by the controlling shareholder and common stockholders representing 16,727,350,672 of our shares, or equivalent to 84.7% of all our shareholders with valid voting rights, discussed two agenda items and reached the following resolutions:

EGMS Agenda	Resolutions
Agenda 1

a.       Approved the reappointment of the following members of the Board of:

1.        Mr. Rinaldi Firmansyah, as President Director

2.        Mr. Arief Yahya, as Director of Enterprise and Wholesale

For a term that starts from the closing of this Meeting and ends upon the closing of the 5th AGMS after their appointment, that is, the closing of the AGMS that will be held in 2015, and shall be calculated as their second term of office.

b.      Approved the appointment of the following new members of the BoC:

a.        Mr. Jusman Syafii Djamal, as President Commissioner

b.        Mr. Rudiantara, as an Independent Commissioner

c.        Mr. Johnny Swandi Sjam, as an Independent Commissioner

For a term that begins on January 1, 2011 and ends upon the closing of the 5th AGMS after their appointment, that is, the closing of the AGMS that will be held in 2015.

With due attention to the resolutions of the AGMS held in June 2010, Mr Tanri Abeng and Mr. P. Sartono will continue to execute their duties as President Commissioner and Independent Commissioner, respectively, until the term of office of the newly appointed Commissioners begins.

Agenda 2

Approved the adjustment of the terms of office of  the serving members of the BoD and BoC, such that:

1.      The term of office of the members of the BoD who were appointed by the EGMS on February 28,  2007, namely Mr. Sudiro Asno (Director of Finance), Mr. Faisal Syam (Director of Human Capital & General Affairs), Mr. I Nyoman Gede Wiryanata (Director of Consumer), Mr. Ermady Dahlan (Director of Network & Solution), Mr. Prasetio (Director of Compliance & Risk Management), and Mr. Indra Utoyo (Director of Information Technology & Supply),  which was scheduled to end on February 28, 2012, will end upon the closing of the AGMS that will be held in 2012.

2.      The term of office of the member of the BoC who was appointed by the EGMS on June 29, 2007, namely Mr. Mahmuddin Yasin, which was scheduled to end on June 29, 2012, will end upon the closing of the AGMS that will be held in 2012.

3.      The term of office of the member of the BoC who was appointed by the EGMS on September 19, 2008, namely Mr. Bobby A.A Nazief, which was scheduled to end on September 19, 2013, will end upon the closing of the AGMS that will be held in 2013.

Board of Commissioners

Scope and Responsibilities of the Board of Commissioners

The BoC has the following authorities and responsibilities:

1.       To supervise the BoD’s management of our Company, including planning and development, operations and budgeting, in compliance with our Articles of Association and to carry out the mandate and resolutions of the AGMS and EGMS. The BoC  does not have the authority to run or manage the Company, except in the exceptional situation of all members of the BoD having been suspended for any reason;

2.       To provide advice and opinions to the AGMS regarding the financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions;

3.       To review our work plan and budget, keep abreast of our progress, and, if there is any indication that the Company is in trouble, to immediately request the BoD to notify the shareholders and provide recommendations on measures for mitigation; and

4.       To ensure that our corporate governance program is properly applied and maintained according to the applicable regulations.

The BoC is obliged to carry out its duties and responsibilities according to our Articles of Association, AGMS or EGMS decisions and applicable laws and regulations. The BoC is assisted by a BoC Secretary as well as the following committees:

a.       Audit Committee;

b.       Nomination and Remuneration Committee; and

c.        Planning and Risk Evaluation and Monitoring Committee.

As necessary, the BoC seeks assistance from professional advisors.

During 2010, the BoC exercised supervision over:

a.       The Corporate Strategic Scenario 2010–2014 (RJPP/CSS 2009-2013), through BoC Decree 04/KEP/DK/2009/RHS dated  May 28,  2009 regarding the Ratification of the 2010 Rencana Kerja dan Anggaran Perseroan (RKAP) through BoC Decree No.10/KEP/DK/2009/RHS dated December 10,  2009.

b.       This supervision covered, among other matters:

a.       Monitoring the implementation of the 2010 RKAP through joint BoC/BoD meetings;

b.       Our financial performance;

c.        Our non-financial performance, including management and operational performance.

Structure of the Board of Commissioners

Our BoC comprises a President Commissioner, who leads the Board, and four Commissioners, two of whom are independent commissioners. Profiles of the members of the BoC can be found on page 12. The term of office for each Commissioner is five years from the date of his/her election.

The BoC  and their activities, as of December 31, 2010, is as follows:

Commissioner	Appointment and Related Activities
Tanri Abeng (President Commissioner)	In addition to serving as President Commissioner, he chairs the Nomination and Remuneration Committee
P. Sartono (Independent Commissioner)	He is also a member of the Audit Committee and the Planning and Risk Evaluation and Monitoring Committee, as well as being Secretary of the Nomination and Remuneration Committee
Arif Arryman (Independent Commissioner)	He is also Chairman of the Audit Committee and a member of the Planning and Risk Evaluation and Monitoring Committee.
Mahmuddin Yasin (Commissioner)	He chairs the Planning and Risk Evaluation and Monitoring Committee and is a member of the Nomination and Remuneration Committee.
Bobby A.A. Nazief (Commissioner)	He is also Vice Chairman of the Planning and Risk Evaluation and Monitoring Committee, and a member of the Audit Committee

The BoC is assisted by a Board Secretary, Yuki Indrayadi, whose main function is to ensure that the BOC’s duties are all in accordance with the applicable laws and regulations. Yuki Indrayadi was appointed as the BOC Secretary on October 1, 2008. He holds a bachelor’s degree in Industrial Engineering from the Bandung Institute of Technology (ITB), and a Master’s degree and Doctor of Philosophy (Ph.D.) in Engineering from the Katholieke Universiteit Leuven, Belgium, and has extensive experience in capital market and corporate planning. The business address of the BoC is Grha Citra Caraka Building, 5th Floor, Jalan Gatot Subroto Kav. 52, Jakarta 12710, Indonesia.

On December 17, 2010, we held an EGMS which yielded the following resolutions:

a.       The appointment of Mr. Jusman Syafii Djamal as President Commissioner;

b.       The appointment of Mr. Rudiantara as an Independent Commissioner; and

c.        The appointment of Mr. Johnny Swandi Sjam as an Independent Commissioner.

Independent Commissioner

The number and composition of our BoC complies with the provisions of capital market laws and regulations, and we currently have five Commissioners, 40% of our BoC are Independent Commissioners. This serves to ensure the independence of the BoC’ supervisory function and guarantees the functioning of the check and balance mechanism. The figure of 40% exceeds the minimum number of Independent Commissioners required by the Indonesia Stock Exchange, which is 30%. The principal duty of the Independent Commissioners, in addition to exercising supervision, is to represent the interests of the minority shareholders.

Board of Commissioners’ Remuneration and the Procedure for its Determination

Remuneration for the members of the BoC is calculated using the same formula that is used to determine the BoD’ salaries. In accordance with MSOE Decree PER-02/MBU/2009, the GMS may stipulate a remuneration that differs in nature and/or amount from what is regulated in this Ministerial Decree. The amount paid is based on a percentage of the President Director’s salary, as stipulated in a Circular of the State MSOE No. S326/SMBU/2002 dated May 3, 2002 and approved by the AGMS. Each Commissioner is entitled to monthly compensation and allowances. They are also entitled to receive a bonus based on our business performance and achievements, which amount is determined by the AGMS. Commissioners are also entitled to receive a lump sum benefit once they retire from their position.

The procedure for determining the remuneration of the BoC is as follows:

a.       The BoC  requests the Nomination and Remuneration Committee to formulate a proposal for the remuneration of the BoC;

b.       The Nomination and Remuneration Committee requests an independent party to formulate the framework for the remuneration of the BoC;

c.        The Nomination and Remuneration Committee proposes the remuneration to the BoC;

d.       The BoC proposes the remuneration for the members of the BoC  to the AGMS; and

e.        The AGMS determines the remuneration for the members of the BoC.

Compensation
Each Commissioner is entitled to remuneration including monthly compensation (honorarium), bonus, and other benefit. A bonus is based on our performance and achievements, which amount is determined by our shareholders at our AGMS.

Board of Commissioners’ Remuneration in 2010 (in million Rupiah)

Commissioner	Honorarium	Allowance	Other Benefits Paid	Other Benefits Accrued	Total
Tanri Abeng	900.0	2,402.9	767.3	3,600.0	7,670.2
Arif Arryman	607.5	2,162.6	4,125.6	-	6,895.7
P. Sartono	810.0	2,162.6	596.3	3,240.0	6,808.9
Mahmuddin Yasin	810.0	2,162.6	672.9	-	3,645.5
Bobby A.A. Nazief	810.0	2,162.6	640.6	-	3,613.2

Board of Commissioners’ Meetings

Meetings of the BOC are held at least once a month at any time deemed necessary by one or more member of the BOC, or at the written request of one or more shareholders holding at least one-tenth of our outstanding Common Stock. Decisions at BoC meetings are taken through a process of deliberation and consensus. If a consensus cannot be reached, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. In the event of a tie, the proposal in question must be rejected. The quorum for all BoC meetings is more than one-half of the total number of Commissioners then represented in person or by proxy granted to another Commissioner at such meeting.

In 2010, the BoC held 14  meetings, which were attended by the entire Board. The BoC also held joint meetings with the BoD once every two weeks.

Attendance at Board of Commissioners’ Meetings

Commissioner	Position	Meetings Attended
Tanri Abeng	President Commissioner	14 of 14
P. Sartono	Independent Commissioner	14 of 14
Arif Arryman*	Independent Commissioner	8 of 14
Mahmuddin Yasin	Commissioner	13 of 14
Bobby A.A. Nazief	Commissioner	13 of 14

* up to September 7, 2010

Attendance at Joint Board of Commissioners’ and Board of Directors’ Meetings

Name	Position	Meetings Attended
Tanri Abeng	President Commissioner	17 of 17
P. Sartono	Independent Commissioner	17 of 17
Arif Arryman*	Independent Commissioner	12 of 17
Mahmuddin Yasin	Commissioner	16 of 17
Bobby A.A. Nazief	Commissioner	16 of 17
Rinaldi Firmansyah	President Director/CEO	16 of 17
Arief Yahya	Director of Enterprise & Wholesale	15 of 17
Sudiro Asno	Director of Finance	15 of 17
Faisal Syam	Director of Human Capital & General Affair	17 of 17
Ermady Dahlan	Director of Network & Solution	14 of 17
I Nyoman G. Wiryanata	Director of Consumer	17 of 17
Prasetio	Director of Compliance &Risk Management	16 of 17
Indra Utoyo	Director of IT & Supply	16 of 17

* up to September 7, 2010

Board of Directors

Scope and responsibilities of the Board of Directors

Subject to the Company’s Articles of Association, the primary responsibility of the BoD is to lead and manage our operations and control and manage our assets under the supervision of the BoC.

The BoD also has the right to act for and on behalf of the Company inside or outside a Court of Law, on any matter and for any event, with another party.

a)       President Director

Scope and responsibility:

1.       To lead and manage the company in line with Company’s goals and objectives;

2.       To improve the company’s efficiency and effectiveness;

3.       To maintain and manage the company’s assets; and

4.       To take responsibility for management and ownership, including agreements with third parties.

b)       Director of Finance

Scope and responsibility:

-         To implement corporate functions related to the Finance Directorate; and

-         Responsible for carrying out a centralized financial function, including managing financial operations in all business units through the finance billing & collection center, and assuring control in all investments in subsidiary companies.

c)       Director of Human Capital & General Affairs

Scope and responsibility:

a.       To manage the Directorate of Human Capital and General Affairs; and

b.       Responsible for carrying out a central role in managing human resources in all business units through the Human Resources Center and assuring control in other units of Corporate Services, Support Services and Enterprise Service that includes: Human Resources Center (“HR Center”), Learning  Center (“LC”), Management Consultant Center (“MCC”), Community Development Center (“CDC”), pension funds and institutions.

d)       Director of Network & Solution

Scope and responsibility:

1.       To manage operations and carry out infrastructure management and services in the area of network and solutions; and

2.       To manage other business units including the Telecommunications Infrastructure Division, and ancillary services such as the Maintenance Service Center (“MSC”), and Supply Center (“SUC”), and Access Division (“DIVA”).

e)       Director of Consumer

Scope and responsibility:

a.       To carry out the management function of providing delivery channels and customer service for the consumer business; and

b.       To manage delivery channels and customer service for business, including other units such as the TELKOMFlexi Division (“DTF”) and Consumer Service Division (“DCS”).

f)        Director of Enterprise & Wholesale

Scope and responsibility:

a.       To implement the management function in the area of delivery channels and customer service for the Directorate of Enterprise and Wholesale; and

b.       To implement delivery channels and customer service for corporate and wholesale business, which include units such as the Enterprise Service Division (“DIVES”) and Carrier and Interconnection Services Division (“CIS”), and Business Service Division (“DBS”).

g)       Director of Information Technology & Supply

Scope and responsibility:

a.       Responsible for information technology and supply management in the Directorate of Information Technology & Supply; and

b.       To manage the Information Service, Supply Center, Supply Center and Multimedia Division (“DMM”); and

c.        To manage ancillary service of the Research & Development Center (“RDC”) and Information Service Center (“ISC”).

h)       Director of Compliance & Risk Management

Scope and responsibility:

a.       To manage compliance, legal and risk management in the Directorate of Compliance and Risk Management; and

b.       To manage the Company’s Legal & Compliance and Risk Management units.

Structure of the Board of Directors

Directors are elected and dismissed by shareholders. To be elected, candidates be nominated by the Government as holder of the Dwiwarna Series A Share. The term of office for each Director is five years from the date of his/her election, unless the date of expiration of the term of office falls on a day other than a workday, in which case such term of office shall expire on the following workday subject to the right of shareholders at an AGM or an EGM to discharge a Director at any time before the expiration of his/her term of office.

As of December 31, 2010, our BoD was comprised of eight Directors:

a.       Rinaldi Firmansyah, President Director (“CEO”);

b.       Sudiro Asno, Director of Finance (“CFO”);

c.        Faisal Syam, Director of Human Capital & General Affairs;

d.       I Nyoman G Wiryanata, Director of Consumer;

e.        Ermady Dahlan, Director of Network & Solution (Acting “COO”);

f.        Arief Yahya, Director of Enterprise & Wholesale;

g.        Indra Utoyo, Director of IT & Supply (“CIO”); and

h.       Prasetio, Director of Compliance & Risk Management.

Board of Directors’ Remuneration and Allowances

Each Director is entitled to a remuneration consisting of a monthly salary and other allowances (including some pension benefits). Directors also receive an annual bonus based on our business performance and achievements, which amount is determined by shareholders at our AGMS. The bonus and incentive are budgeted every year based on recommendations of the Directors and confirmation from BoC before being considered by shareholders at an AGMS.

-         Salary

The Nomination and Remuneration Committee is responsible for formulating the Directors’ salaries which is further discussed in a joint meeting of the BoD and BoC for approval. The formula review that is agreed is then submitted to the AGMS for consideration and approval.

-         Determination of the Board of Directors’ Salary, Allowances and Facilities

Benefits and Facilities: A decision of the AGMS held on May 9, 2003, authorized the BoC to determine the amount of allowances and facilities for the Directors with reference to the review of an independent consultant. After the results of the independent review were discussed and agreed by the BoC and BoD, the BoC determined that a new formula would come into effect on January 1, 2003, the BoC designed a new formula valid effectively from January 1, 2003. The allowances and salaries for the Directors determined by BoC were then reported to Dwiwarna shareholders at AGMS on July 30, 2005. The determined allowances and facilities for the Directors were valid as of fiscal year of 2003 and to be resubmitted for fiscal year of 2010.

The performance of the BoD and other management is measured through effective performance evaluations, which are conducted comprehensively, systematically and periodically in accordance with a Decree of the BoC.

In compliance with prevailing regulations, the remuneration, allowances and facilities for the members of the Board of Directors are reported to the capital market authorities and the Dwiwarna Shareholder.

Remuneration of the Board of Directors in 2010 (in million Rupiah)

Board of Directors	Salary	Allowance	Other Benefits	Total
Rinaldi Firmansyah	1,800.0	4,955.8	981.6	7,737.4
Faisal Syam	1,620.0	4,460.2	837.2	6,917.4
Sudiro Asno	1,620.0	4,460.2	1,109.3	7,189.5
Ermady Dahlan	1,620.0	4,460.2	835.3	6,915.5
I Nyoman G. Wiryanata	1,620.0	4,460.2	1,332.1	7,412.3
Arief Yahya	1,620.0	4,460.2	1,236.2	7,316.4
Indra Utoyo	1,620.0	4,460.2	780.6	6,860.8
Prasetio	1,620.0	4,460.2	875.7	6,955.9

Share Ownership

Each Director and Commissioner on an individual basis beneficially owns less than a one percent share of our outstanding common stock. Only two Directors beneficially own shares of common stock. As of December 31, 2010, Ermady Dahlan owns 17,604 shares and Indra Utoyo owns 5,508 shares.

Board of Directors’ Meetings

BoD meetings are chaired by the President Director. In case the President Director is unavailable or absent for any reason, the meeting will be chaired by Vice President Director or, if he is not present by a member of the BoD appointed by the meeting.

The BoD’ meeting may be held at any time deemed necessary at the request of one or more members of the BoD, at the request of the BoC or upon a written request from one or more shareholders representing one-tenth or more of the total number of outstanding shares of Common Stock.

The decisions of the BoD meeting shall be reached by consensus through deliberation. If this method fails, the decision shall be passed by voting based on the majority votes by BoD members cast in the meeting. A quorum is reached at a BoD meeting if more than half of the members of the BoD are present or represented legally in the meeting. Each BoD member who is present at the meeting shall be entitled to cast one vote (and one vote for each other member of the BoD that he represents).

In 2010, 46 BoD meetings were held.

Attendance at Board of Directors’ Meetings

Director	Position	Meetings Attended
Rinaldi Firmansyah	President Director/CEO	45 of 46
Arief Yahya	Director of Enterprise & Wholesale	45 of 46
Sudiro Asno	Director of Finance	41 of 46
Faisal Syam	Director of Human Capital & General Affairs	41 of 46
Ermady Dahlan	Director of Network & Solution	41 of 46
I Nyoman G. Wiryanata	Director of Consumer	44 of 46
Prasetio	Director of Compliance & Risk Management	45 of 46
Indra Utoyo	Director of IT & Supply	43 of 46

Competency Enhancement Training Program for the Board of Commissioners and Board of Directors

In 2010, we organized several training programs for members of the BoC and BoD to enhance their competencies including Good Corporate Governance for Executives.

Competency Enhancement for the Board of Commissioners

Name	Program	Date	Location
Tanri Abeng	Daiwa Investment Conference CommunicAsia	March 10-12, 2010 June 16-17, 2010	Tokyo, Japan Singapore
Arif Arryman	-	-	-
P. Sartono	-	-	-
Mahmuddin Yasin	-	-	-
Bobby A.A. Nazief	-	-	-

Competency Enhancement for the Board of Directors

Name	Program	Date	Location
Rinaldi Firmansyah	-	-	-
Arief Yahya	Benchmark	April 11-17, 2010	South Korea
Ermady Dahlan	Benchmark	April 11-17, 2010	South Korea
Faisal Syam	WACE International Conference	February 3-5, 2010	Hong Kong
	The Second International Business Conference: Managing By Values	May 3-6, 2010	Canada
	The 35th International Congress on Assessment Center Methods	October 19-24, 2010	Singapore
I Nyoman G. Wiryanata	Benchmark Pricing and IPTV Implementation in Singtel	May 18-22, 2010	Malaysia
	CommunicAsia	June 18, 2010	Singapore
Indra Utoyo	SAP Annual Seminar: Sapphire Now	May 17-19, 2010	Germany
	Telco IT Conference	November 16, 2010	Hong Kong
	Telco 2.0	November 10-11, 2010	United Kingdom
	Training Executive	May 19-21, 2010	South Korea
Prasetio	RMA/Wharton Advanced Risk Management Session II	February 15-23, 2010	United States
	Benchmark	April 25-29, 2010	Taiwan
Sudiro Asno	BNY Mellon – IFRS Disclosure and Presentation Requirements	January 11-12, 2010	United States

Board of Commissioners’ Committees

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter (as amended by BoC Decree No. 20 KEP/DK/2006 on September 11, 2006). The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with Bapepam-LK and SEC requirements and other relevant regulations. During 2010, there were no amendments.

The Audit Committee Charter outlines this Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for:

-      Overseeing our financial reporting process on behalf of the BoC;

-      Providing recommendations to the BoC regarding the selection of our external auditor, subject to shareholder approval;

-      Discussing with our internal and external auditors on the overall scope and plans of their respective audits;

-      Discussing our Consolidated Financial Statements and the effectiveness of our internal controls (ICOFR);

-      Meeting on a regular basis with our internal and external auditors, without management, to discuss the results of their examinations, their evaluation of our internal controls and the overall quality of our financial reporting and

-      Carrying out additional tasks that are assigned by the BOC, especially on financial and accounting-related matters as well as other obligations required by SOA.

The Audit Committee may engage an independent consultant or other professional advisers to assist in carrying out its functions. In addition, the Audit Committee receives and handles complaints.

Audit Committee Independence

Bapepam-LK Audit Committee Rules require that the Audit Committee comprises at least three members, one of whom must be an Independent Commissioner who serves as chairman, while the other two members must be independent. At least one of these two members must have expert (in the context of Item 16A of Form 20-F) knowledge in the field of accountancy and/or finance. In order to be considered independent under the prevailing Indonesian rules, the external members of the Audit Committee:

-      May not be an executive officer of a public accountant firm that has provided audit and/or non-audit services to us within the six months prior to his or her appointment as an Audit Committee member;

-      May not have been an executive officer of the Company within the six months prior to his or her appointment as an Audit Committee member;

-      May not be affiliated with our majority shareholder;

-      May not have a family relationship with any member of the BoC or BoD;

-      May not own, directly or indirectly, any of our shares and

-      May not have any business relationship that relates to our businesses.

During 2010 the following changes were made in the membership of the Audit Committee: (i) in accordance with the provisions of the Bapepam-LK Rule on Audit Committees limiting the terms of office of Audit Committee members, M. Ghazali Latief completed his term as a member of the Audit Committee on March 1, 2010, (ii) the term of Jarot Kristiono as  a member of the Audit Committee was not extended and came to an end on August 19, 2010 and (iii) P. Sartono (Independent Commissioner) was appointed as Chair of the Audit Committee in place of Arif Arryman (Independent Commissioner), who passed away on September 7, 2010. Agus Yulianto joined the Audit Committee as a member on November 1, 2010.

As of December 31, 2010, the Audit Committee consisted of five members: (i) P. Sartono  (Chairman-Independent Commissioner); (ii) Salam (Secretary); (iii) Bobby A.A. Nazief (Commissioner); (iv) Sahat Pardede; and (v) Agus Yulianto. Pursuant to a resolution of the EGMS on December 17, 2010, the term of office of P. Sartono as an Independent Commissioner ended on January 1, 2011. The EGMS appointed Rudiantara and Johnny Swandi Sjam as Independent Commissioners.

Currently, the Audit Committee consists of six members: (i) Rudiantara (Independent Commissioner - Chairman); (ii) Salam (Secretary); (iii) Johnny Swandi Sjam (Independent Commissioner); (vi) Bobby A.A. Nazief (Commissioner); (v) Sahat Pardede and (vi) Agus Yulianto.

Brief profiles of each member of the Audit Committee are provided below:

Rudiantara - Chairman/Independent Commissioner

As Chair of the Audit Committee, Rudiantara is responsible for directing, coordinating and monitoring the execution of the duties of each member of the Audit Committee.

Salam - Secretary/Member

Salam is a certified accountant and has experience in auditing, accountancy, and finance. Between 1974 and 1989, he was an employee of the Financial and Development Supervisory Board, AVP of the Business Development Division of PT Rajawali Wirabhakti Utama, Head of the Corporate Control Unit of PT Pabrik Rokok Cap Bentoel and Finance Director of PT Telekomindo Primakarya. He holds a degree in accounting from the Jakarta Institute of Finance.

His duties are to facilitate the execution of duties by the Audit Committee members, manage correspondence, prepare documents, report on charter updates and committee work and coordinate the independent auditor selection process.

Johnny Swandi Sjam – Member/Independent Commissioner

Johnny Swandi Sjam is in charge of supervising and monitoring the Company’s corporate governance and keeping current with capital market regulations and other legislation relating to our operations.

Bobby A.A. Nazief – Member/Commissioner

Bobby A.A. Nazief is in charge of supervising and monitoring our information technology.

Sahat Pardede - Member

Sahat Pardede is a certified public accountant and a Managing Partner in the Public Accounting Firm of Ghazali, Sahat & Associates. He has considerable experience and expertise in auditing and possesses extensive knowledge of financial accounting and internal control under SOA Section 404. From 1981 to 2000, he was an employee of the Finance and Development Supervisory Board. He graduated in accounting from Sekolah Tinggi Akuntansi Negara (“STAN”) in Jakarta and holds a Masters Degree in Business Administration from Saint Mary’s University in Halifax, Canada.

Sahat Pardede’s primary duty is to supervise and monitor the integrated audit process and consolidated financial reporting, including the implementation of financial accounting standards and the effectiveness of ICOFR.

Agus Yulianto - Member

Agus Yulianto is a certified accountant with experience in auditing, accountancy and finance. From 1983–1999, he was an employee of the Financial and Development Supervisory Board. He has also worked as a senior consultant with the Jakarta Initiative Task Force as a procurement audit specialist for World Bank-funded projects. Before his appointment as a member of the Audit Committee, he worked for the Public Accounting firm of HLB Hadori Sugiarto Adi & Rekan as Chair of the Financial Management Specialist Team for a project in Aceh that was managed by the World Bank and funded by the Multi Donor Fund. He graduated with a degree in accountancy from the Sekolah Tinggi Akuntansi Negara Jakarta and received his Master’s in accountancy from the Case Western Reserve University, Cleveland, Ohio, USA.

Agus Yulianto is in charge of supervising and monitoring the effectiveness of the risk management (particularly financial reporting risks) implemented by the BoD, monitoring the possible occurrence of fraud and/or impropriety that could potentially harm the Company and complaint handling.

Audit Committee Financial Expert

The BoC has determined that Sahat Pardede, as an independent member of our Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F. Mr. Pardede has been a member of our Audit Committee since February 2004. Prior to his appointment as a member of our Audit Committee, Sahat Pardede practiced and is currently practicing, as a Certified Public Accountant in Indonesia and provided auditing services and other financial services to numerous private companies and public institutions. He is a Certified Public Accountant and is also a member of the Indonesian Institute of Certified Public Accountants.

Exemption from U.S. Listing Standards for Audit Committees

In accordance with Law No. 40 year 2007 regarding Limited Liability Companies, we have a two-tier board structure, consisting of a BoC and a BoD. The executive management functions are carried out by the BoD, while the principal statutory duties of the BoC are to supervise the policies of the BoD in the operation and management of the Company and to give advice to the BoD.

Bapepam-LK Rule No.IX.1.5 and the IDX’s Listing Rule No. 1A require the board of commissioners of an IDX-listed company listed on the IDX (such as TELKOM) to establish an audit committee, which must consist of at least three members, one of whom must be an independent commissioner and serve as chair of the audit committee, while the other two members must be independent parties of whom at least one such party must have accounting and/or finance expertise.

The NYSE Listing Standards as required by Rule 10A-3(c)(3) of the Exchange Act require foreign issuers whose shares are listed on the NYSE to have an audit committee comprised of independent directors. However, such foreign issuers may be exempted from the independence requirement if (i) the home country government or stock exchange requires the company to have an audit committee; (ii) the audit committee is separate from the board of directors and includes non-board members as in our case, members from the BoC; (iii) the audit committee members are not selected by management and no executive officers of the company is a member of the audit committee; (iv) the home country government or stock exchange requires the audit committee to be independent of the company’s management and (v) the audit committee is responsible for appointment, retention and oversight the work of the external auditor.

Our audit committee has six members: two Independent Commissioners, one Commissioner, and three external independent members who are not affiliated with TELKOM.

Not all members of our Audit Committee are independent directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption pursuant to Rule 10A-3(c)(3) regarding the composition of the Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of the Audit Committee to act independently. We believe that the intent of the provision in requiring that each member of the audit committee be an independent director is to ensure that the audit committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The Bapepam-LK Audit Committee Rules require that each member of the audit committee be independent. The Bapepam-LK Audit Committee Rules also require that at least two of the members, the external independent members, in effect be independent not only of the management but also of the BoC and BoD and the Company as a whole. We therefore believe that the standard established by the Bapepam-LK Audit Committee rules is at least equally effective in ensuring the ability of the audit committee to act independently.

We have documented the above exemption, regarding the Annual Written Conformation submitted to the NYSE. However, unlike the NYSE Listing Standards requirements, according to the current provisions for audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation and retention of the external auditor. Our Audit Committee may only recommend the appointment of the external auditor to the BoC and the BoC’s decision must have the approval of the shareholders.

Audit Committee Report

The following is a summary of the activities of the Audit Committee in 2010:

Auditor Independence

The Audit Committee reviewed, with our independent registered public accounting firm (KAP Tanudiredja, Wibisana & Rekan, a member firm of PwC global network “PwC”), which is responsible for providing an opinion on the acceptability of our Consolidated Financial Statements and schedules with regard to the generally accepted accounting principles in Indonesia and the United States of America and their opinion on the effectiveness of our internal controls over financial reporting, with their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee by the Auditing Standards, the Public Company Accounting Oversight Board (“PCAOB”) standards, the rules of Bapepam-LK and the SEC and any other applicable regulations. In addition, the Audit Committee and our accountants have discussed the firm’s independence from our management and our Company, including the matters in the letter from the firm required by PCAOB rule 3526, Communications with Audit Committees Concerning Independence and considered the influence of the public accounting firm’s non-audit services. The Audit Committee has obtained a letter from PwC that provides disclosures, such as those required by PCAOB rule 3526, regarding any relationship between PwC and us that in PwC’s professional judgment may reasonably be thought to bear on independence. PwC has discussed its independence with our audit committee and has confirmed in its letter to us that, in its professional judgment, it is independent from us.

Integrated Audit

-         The Audit Committee reviewed management’s report on its assessment of the effectiveness of our ICOFR and PwC’s report on the effectiveness of our ICOFR. The Audit Committee discussed with management and PwC on the significant deficiencies identified during the course of the assessment and the audit and management’s plan to remediate those deficiencies.

-         The Audit Committee discussed with the Company’s internal auditors and PwC the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and PwC, without management present, to discuss the results of their examinations, their evaluations of our ICOFR and the overall quality of our financial reporting.

The Audit Committee also reviewed and discussed the audited Consolidated Financial Statements and the related schedules in the Annual Report (Form 20-F) with our management, including a discussion of the quality and the acceptability of our accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the Consolidated Financial Statements. Management has confirmed to our audit committee that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management, and (ii) have been prepared in conformity with generally accepted accounting principles.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the BoC and the BoC has approved, that the audited Consolidated Financial Statements and related schedules and management’s assessment of the effectiveness of our ICOFR be included and or incorporated by reference in the Annual Report on Form 20-F, which will be reported to Bapepam-LK and the SEC.

Whistleblower

-         The Committee has formulated whistleblower procedures regarding accounting, internal controls and auditing matters, including procedures to ensure employee confidentiality and the anonymous submission of concerns regarding questionable accounting or auditing matters, in accordance with rule 10A-3(b)(3) of the Exchange Act.

-         With regard to enterprise risk management, the Audit Committee monitored and supervised fraud and financial reporting risks that would have a material effect on financial statements.

In 2010, the Audit Committee met 30 times. These meetings were held in accordance with the provisions of the Audit Committee Charter and in such a manner so as to facilitate the carrying out of the duties and responsibilities of each member and of the Audit Committee. The number of meetings and members’ attendance are as follows:

Audit Committee Meetings

Name	No. of meetings	Attendance	Percentage Attendance
Arif Arryman	17	14	82%
Salam	30	30	100%
P. Sartono	30	25	83%
Bobby A.A. Nazief	30	24	80%
M. Ghazali Latief	2	2	100%
Sahat Pardede	30	30	100%
Jarot Kristiono	15	14	93%
Agus Yulianto	7	7	100%

Remarks:

1.        M. Ghazali Latief until February 28, 2010

2.        Jarot Kristiono until August 19, 2010

3.        Arif Arryman until September 3, 2010

4.        Agus Yulianto from November 1, 2010

Jakarta, March 28, 2011

Rudiantara

Chair, Audit Committee

Nomination and Remuneration Committee

The Nomination and Remuneration Committee was formed based on Board of Commissioner’s decree No.003/KEP/DK/2005 dated April 21, 2005 regarding the Formation of the Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce GCG principles in the process of nomination for strategic management positions and the determination of BoD’s remuneration. The duties of the Nomination and Remuneration Committee are to:

-      devise a nomination and selection system for strategic positions within the Company, referring to GCG principles, i.e. transparency, accountability, responsibility, fairness and independence;

-      assist the BoC who are engaged with the Directors in selecting candidates for strategic positions in the company, i.e. one level under the Directors and similarly for Directors and Commissioners of a consolidated subsidiary that contributes 30% or more of our consolidated revenue, such as Telkomsel. Exclusively for Telkomsel, the Committee’s recommendation would then be passed on to the holder of the Dwiwarna Series A Share; and

-      formulate a remuneration system for Directors based on fairness and performance.

Independence of the Nomination and Remuneration Committee

To maintain independence in the execution of their tasks, members of the Nomination and Remuneration Committee have no relationship, either directly or indirectly, with the Company.

As of December 31, 2010, the Nomination and Remuneration Committee was comprised of three members:

1.       Tanri Abeng – Chair/Commissioner

Mr. Abeng is the Chairman of the Nomination and Remuneration Committee and is responsible for directing and coordinating the implementation of the duties of the Committee.

2.       P. Sartono – Secretary/Independent Commissioner

Mr. Sartono is the Secretary as well as a member of the Committee and is responsible for preparing and managing the documentation of the Committee, as well as coordinating nomination and remuneration issues with the management and independent external parties.

3.       Mahmuddin Yasin – Commissioner

Mr. Yasin is a Committee member and is responsible for coordinating input from the majority shareholder related to nomination and remuneration issues.

Following the change in the composition of our BoC as of January 1, 2011, the BoC, through decree No.03/KEP/DK/2011 dated January 14, 2011, stipulated the new composition of the Nomination and Remuneration Committee as follows:

1.       Jusman Syafii Djamal – Chair/Commissioner

Jusman Syafii Djamal is the Chairman of the Nomination and Remuneration Committee and is responsible for directing and coordinating the implementation of the Committee’s duties.

2.       Mahmuddin Yasin – Member/Commissioner

Mahmuddin Yasin is a Committee member and is responsible for coordinating input from the controlling shareholder related to nomination and remuneration issues.

3.       Bobby A.A. Nazief – Member/Commissioner

Bobby A.A. Nazief is a Committee member and is responsible for coordinating input from parties related to the controlling shareholder in relation to nomination and remuneration issues.

4.       Rudiantara – Member/Independent Commissioner

Rudiantara is a Committee member and is responsible for coordinating nomination and remuneration issues with management and with independent external parties.

5.       Johnny Swandi Sjam – Member/Independent Commissioner

Johnny Swandi Sjam is a Committee member and also has responsibility for coordinating nomination and remuneration issues with management and with independent external parties.

6.       Yuki Indrayadi – Secretary/Secretary to the Board of Commissioners

Yuki Indrayadi is both the Secretary and a member of the Committee and is responsible for preparing and managing the Committee’s administration and documentation.

Report of the Nomination and Remuneration Committee

The following is a summary of the activities of Nomination and Remuneration Committee in 2010:

Nomination

This Committee operates under the authority of the BoC’ Decree No.07/KEP/DK/2010 dated April 30, 2010 regarding the appointment of strategic positions in the Company, i.e.:

1.       To fill positions one level under the Directors as well as the Management (Directors and Commissioners) of strategic consolidated subsidiaries, the Directors must consult with the BoC;

2.       In line with our Articles of Association, to fill the vacant positions on the BoD and BoC in a consolidated subsidiary that contributes 30% or more of our consolidated revenue, our Directors must secure the agreement of the BoC.

During 2010, the Committee gave its input on the proposed candidates for certain strategic positions, namely the EGM of the Western Consumer Service Division, EGM of the Eastern Consumer Service Division, EGM of the Business Service Division, EGM of the Multimedia Division, EGM of the CIS Division and EGM of the TELKOMFlexi  Division. The Committee also provided input on the proposed candidate Commissioners and Directors of PT Telekomunikasi Indonesia International (TII), Commissioners of PT Multimedia Nusantara (Metra) and approval for the appointment of Telkomsel Commissioners.

Remuneration

In 2010, the Committee assisted the BoC in reformulating the provisions concerning non-salary and non-bonus allowances and facilities for our Directors. The reformulated provisions were then ratified by the BoC through BoC Decree No.09/KEP/DK/2010 dated May 6, 2010.

In addition, the Committee assisted the BoC in formulating the proposed remuneration for the Directors and Commissioners of the Company, which was proposed to the majority shareholder prior to our AGMS in 2010.

During 2010, the Nomination and Remuneration Committee met 12 times.

Name	Number of Meeting	Attendance	% of Attendance
Tanri Abeng	12	12	100%
P. Sartono	12	12	100%
Mahmuddin Yasin	12	9	75%

Jakarta, March 28, 2011

Jusman Syafii Djamal

Chairman of Nomination and Remuneration

Planning and Risk Evaluation and Monitoring Committee

The Planning and Risk Evaluation and Monitoring Committee or “PREMC” (previously the Planning and Risk Assessment Committee) was formed pursuant to BoC Decree No.02/KEP/DK/2009/RHS dated February, 26, 2009, which is an amendment of BOC decree No.06/KEP/DK/2006 dated May 19, 2006.

The objective of the PREMC is to review our long-term plans, as well as annual business budget plans, following which recommendations would be made by this committee to the BoC. This committee is also responsible for supervising and monitoring the implementation of our business plans. This committee provides comprehensive reviews and necessary inputs in order to fulfill its objective to assist the BoC in reviewing and monitoring the process of executing our corporate plans, budget disbursement for capital expenditure and the implementation of enterprise risk management.

The duties of the PREMC are to:

-         Deliver evaluation reports on our long-term corporate planning (the Corporate Strategic Scenario or “CSS”) and Corporate Business Plan and Budget (Rencana Kerja Anggaran Perusahaan or “RKAP”) proposed by the Directors according to the schedule determined by the BoC;

-         Deliver evaluation reports to the BoC regarding CSS and RKAP execution and the implementation of enterprise risk management;

-         Provide recommendations to assist the BoC in approving CSS and RKAP;

-         Provide recommendations regarding risk management implementation; and

-         Uphold corporate confidentiality according to the provisions in force.

In 2010, the PREMC underwent several changes of membership. On February 25, 2010, pursuant to BoC Decree No.05/KEP/DK/2010, Commissioner Bobby A.A. Nazief replaced Commissioner Mahmuddin Yasin as Chair of the PREMC, Commissioner Mahmuddin Yasin became Vice Chair of the PREMC and Independent Commissioner P. Sartono was no longer a member of the PREMC. As of May 1, 2010, pursuant to BoC Decree No.08/KEP/DK/2010, Ms. Rama Kumala Sari was no longer a member of the PREMC. On October 14, 2010, pursuant to BoC Decree No.19/KEP/DK/2010, Independent Commissioner P. Sartono was reappointed as a member of the PREMC to replace Independent Commissioner Arif Arryman, who passed away on September 7, 2010. At the end of 2010 the PREMC comprised six members, as follows:

1.       Bobby A.A. Nazief – Chair/Member

As Chair of the PREMC, he is responsible for directing, coordinating and monitoring the execution of the duties of all the Committee members.

2.       Mahmuddin Yasin – Vice Chair/Member

As Vice Chair of the PREMC, he is responsible, together with the PREMC Chair, for providing direction as well as coordinating and monitoring the execution of the duties of the Committee members.

3.       Ario Guntoro –  Secretary/ Member

Mr. Guntoro’s duties include coordinating the implementation of all the tasks of the Committee and scheduling the implementation of this Committee’s work, while his principal task is the evaluation and monitoring of the achievement of the Corporate Strategic Scenario and capital expenditure. Mr. Guntoro is a professional with experience in the finance, investment and banking industries. After working in the national private banking sector from 1994 to 1999, as a corporate officer and Branch Manager, he worked for the national Indonesian Bank Restructuring Agency (IBRA) from 1999 to 2004, eventually becoming the Assistant Vice President of the Investor Relations and Sale of Asset Division and prior to joining the PREMC in 2004 he was a special advisor at PT (Persero) PPA. Mr. Guntoro received a degree in economics from Gadjah Mada University in 1993.

4.       P. Sartono –  Member

Mr. Sartono is responsible for supervising and monitoring the company’s corporate governance and monitoring compliance with the regulations governing the Company’s business activities, specifically regarding the implementation of the company’s work programs and long-term corporate planning.

5.       Adam Wirahadi –  Member

Mr. Wirahadi’s principal duties are to monitor the implementation of GCG, including compliance with the legal and regulatory obligations, assessing the impact of regulations on the company’s activities, monitoring the implementation of enterprise risk management and reviewing compliance aspects of the Committee’s output and decisions of the BoC.

Before joining the PREMC in 2003, he worked for Indonesia’s Ministry of Finance (1999-2000), for an NGO working in the field of good governance as a researcher (2001-2003) and for a business environment consultancy firm as a regulatory analyst (2001-2003). He was also an expert advisor at the National Parliament (DPR RI) from 2001 to 2002 and was involved in formulating legislation at the Ministry of Trade (2001) and the Office of the State Minister for the Empowerment of State Apparatus (2002). He received degrees in Economics and Accounting (1998) and Law (2007) from the University of Indonesia.

6.       Widuri Meintari Kusumawati –  Member

Ms. Kusumawati’s main task is to evaluate the proposals in the Annual Business Budget Plan proposed by the management and to monitor their achievement as well as to monitor the growth of the subsidiaries’ business. Before joining the PREMC in 2004, she worked at the Ministry of Finance (2000-2003) and for a domestic private bank (2003-2004). She graduated from Gadjah Mada University in 2000 with a degree in Economics and Accounting.

All the members of the Planning and Risk Evaluation and Monitoring Committee (except for Mr. Yasin, Mr. Nazief, Mr. Arryman and Mr. Sartono) are independent external members.

Report of the Planning and Risk Evaluation and Monitoring Committee

During 2010, the PREMC exercised supervision and monitoring over the implementation of the current CSS, the implementation of the RKAP 2010, the implementation of the capital expenditure budgeted in the RKAP 2010, analysis of investments in our subsidiaries and the implementation of enterprise risk management. The PREMC also evaluated the CSS 2011-2014 and the proposed RKAP 2011.

Activities of the Planning and Risk Evaluation and Monitoring Committee in 2010:

-        Corporate Strategic Scenario (“CSS”)

The PREMC monitored the implementation of the Company’s Long Term Plan (“RJPP”)/CSS for 2010-2014, specifically related to the current year and evaluated the CSS proposed for the period 2011-2015, which provided the foundation for the development of the 2011 Corporate Annual Message (“CAM”) and the 2011 RKAP.

In the CSS 2011-2015, our business portfolio is based on TIME (Telecommunication, Information, Media, Edutainment). Compared with the CSS for the prior period, the CSS 2011-2015 updates the 10 Strategic Initiatives with the addition of TELKOM’s portfolio based on product, segment and geography.

At the implementation level, the PREMC reviewed and monitored our transformation program through reports and meetings with the TELKOM Transformation Team.

-        Annual Business Budget Plan (“RKAP”)

In the execution of the 2010 RKAP, the BoC instructed the BoD to take certain important measures, including:

1.       Maintaining the competitive position of our primary products, which is indicated by the consistency with which we defend our market share and revenue share;

2.       Controlling operational cost growth through cost competitiveness programs;

3.       Optimizing financial management by upholding prudential principles to minimize risk; and

4.       Prioritizing capex in 2010 for the expansion of our new wave business.

In its monitoring of the 2010 RKAP, the PREMC monitored, among other things, our efforts to accelerate revenue growth from our new wave business and maintain the performance of our legacy business.

-        Monitoring the Implementation of Enterprise Risk Management (“ERM”)

The PREMC was charged with monitoring the application of ERM in 2010, including the management of risks that could have a significant impact on the 2010 RKAP and the plans to mitigate them, which included monitoring regulatory risk.

-        BoD actions that required BoC Approval (“CA”)

During 2010, the PREMC reviewed, among others, the following BoD actions that required BoC approval:

1.       Proposed acquisition of 75% of the shares of PT Admedika;

2.       Proposed financing for the Melon project;

3.       Proposed divestment of 40% of the shares of Patrakom;

4.       Proposed put option on 20% of the shares of Sigma;

5.       Proposed issue of TELKOM bonds in 2010;

6.       Proposed conversion of shareholder loans to equity (debt to equity swap) in PT Telkom Indonesia Internasional;

7.       Proposed bank loan to be used for shareholder loans;

8.       Proposed shareholder loans to PT Graha Sarana Duta and PT Dayamitra (Mitratel);

9.       Proposed equity call to Indonusa for the development of TELKOM Vision’s business;

During 2010, the Planning and Risk Evaluation and Monitoring Committee met 81 times.

Planning and Risk Evaluation and Monitoring Committee Meetings

Name	Total 81 meetings*)				Meetings Attended	Percentage Attendance
	CSS	RKAP	ERM	CA
Bobby A.A. Nazief	6	37	8	5	56	69%
Mahmuddin Yasin	1	8	0	0	9**)	11%
Arif Arryman	1	1	0	1	3	4%
P. Sartono	8	42	6	8	64	79%
Ario Guntoro	11	51	9	10	81	100%
Adam Wirahadi	11	51	9	10	81	100%
Widuri Meintari	11	33	9	9	62	77%
Rama Kumala Sari	1	5	2	3	11	14%

*) This figure represents the number of agenda items discussed by the PREMC in 2010, due to differences in record keeping maintained by the Committee. The total number of meetings stated above does not include 3 internal meetings.

**) A Power of Attorney was provided 12 times for the non-attendance of the Vice Chair.

Jakarta, March 28, 2011

Bobby A.A. Nazief

Chair PREMC

Committees of the Board of Directors

Our BoD is collectively responsible for our entire operation, including the creation of an internal control structure, ensuring the implementation of the internal audit function in every management activity and taking action that is based on the findings of the internal audit and is in accordance with the BOC’s policy and guidance. In so doing, our BoD is assisted by several executive committees.

The Executive Committees are formed by Directors and are required to determine or approve policies comprising initiatives. The Directors have formed eight executive committees. The authority of an Executive Committee member is attached to the position (ex officio) and cannot be delegated.

The Executive Committees have the following rights and responsibilities:

-         to decide transactional agreement authority or business initiatives to accelerate the decision-making process in line with good corporate governance and prudential principles; and

-         to develop strategy, directions and policies with regard to business and risk management.

The chairs, deputy chairs and members of the executive committees are not independent, but are employees of TELKOM. In the performance of their functions, Executive Committees may call upon independent sources to assist them in their duties.

Committees that Assist the Board of Directors

An Executive Committee is a committee formed by the Board of Directors through a Decree of the Board of Directors, which is given the authority to determine and approve policies and operational activities that require the approval of two or more Directors, or escalation of one or several Directors.

The Executive Committees related to the application of good corporate governance are:

1.       The Ethics & Human Capital Committee, which has the authority to approve and determine policies on human capital, the application and enforcement of Good corporate governance, corporate ethics and employee discipline. This Committee is chaired by the President Director which members consist of the Director of Human Capital and General Affairs, the Director of Finance, the Director of Risk and Compliance and VP of Human Resource Policy or VP of Organizational Development;

2.       The Corporate Social Responsibility (CSR) Committee, which has the authority to approve and determine policies and operational activates related to CSR;

3.       The Regulation Committee, which has the authority to approve and determine proposals or draft regulations and the corporate position on regulatory issues;

4.       The Subsidiary Management Committee, which has the authority to:

a.       approve or determine strategic plans, direction and policy related to the management of the business and the management of risks in the subsidiaries;

b.       approve business transactions and/or initiatives related to the subsidiaries, in order to expedite the decision making process by applying good corporate governance practices and prudential principles;

c.        approve proposed actions of the Board of Directors of a subsidiary that, according to the Articles of Association of the subsidiary must have prior written approval from the Company as the subsidiary’s shareholder;

d.       approve corporate actions planned by the subsidiaries, such adding or reducing capital (new share issue/capital injection/equity call/divestment) in the subsidiaries, or mergers & acquisitions;

e.        approve items proposed for a subsidiary’s AGMS agenda that are submitted in writing by the Board of Directors, Board of Commissioners or shareholders who, according to the provisions of the Articles of Association of the subsidiary are entitled to propose items for the agenda of the AGMS of the subsidiary;

f.        approve the planned decisions of the AGMS of a subsidiary that will be conveyed by the deputy or proxy of the Company as a shareholder at the subsidiary’s AGMS, including decisions on the use of the subsidiary’s net profit, the components and amount of the remuneration and/or compensations awarded to the members of the Board of Directors and members of the Board of Commissioners of the subsidiary, which, according to the provisions of the Articles of Association of the subsidiary, require the approval of the Company as the shareholder; and

g.        conduct a fit and proper test on candidates for the Board of Directors and/or Board of Commissioners of the subsidiary who are from outside our Company.

5.       The Risk, Compliance and Revenue Assurance Committee, which has the authority to approve and determine policies/initiatives on risk management, including:

a.       Determining our risk profile and risk appetite;

b.       Determining polices on risk management and compliance;

c.        Eliminating inefficient business processes, strengthening internal control and mitigating risks;

d.       Supervising the effectiveness of Revenue Assurance; and

e.        Recommending actions to prevent or rectify the potential for leaks in the revenue cycle.

Other executive committees that are not directly related to the application of good corporate governance are the Costing, Tariff, Pricing & Marketing Committee, the Treasury, Finance and Accounting Committee (“Treasury & Finance Committee”) and the Product, Infrastructure and Investment Committee (“ Investment Committee”).

INVESTOR RELATIONS

Headed by a Vice President (VP) reporting to the Finance Director, the Investor Relations (“IR”) is responsible for preparing the provision of information in the process of interrelations between the Company and our shareholders in accordance with the specified rules in relationship management, and maintaining systematic feedback mechanisms to Management to enable them to respond to shareholder and capital market dynamics appropriately and effectively. The primary activities of the VP Investor Relations are as follows:

-         Directing, organizing and controlling the processes of administration, fulfilling requests for information (for annual reports, press releases and filings) through on-line media, designing the details of meetings & presentations, and disseminating statements;

-         Coordinating the organization of shareholder relations, which include responding to requests for information from shareholders;

-         Coordinating the investor relations management program, which includes identifying targets for  interaction, developing approaches to all investors, and other activities related to fostering more intensive investor interest;

-         Coordinating the information development program, which covers the development of information platforms, managing feedback, managing strategic information related to share price fluctuations and trends and other activities related to enhancing the value of the Company’s information;

-         Coordinating the organization of annual meetings and conference calls;

-         Coordinating the organization of communications media in the production of regular reports and releases (disclosures), filing documents, website management, and other activities related to providing information required by the investor and capital market communities;

-         Providing recommendations/advice to the BoD on matters related to corporate actions in response to investor information and matters related to the capital market.

The current Vice President Investor Relations is Agus Murdiyatno. Mr. Murdiyatno, 41, joined the TELKOMGroup as Director and Chief Operating Officer of PT Sigma Cipta Caraka in June 2009. On November 1, 2009, he was appointed as Vice President, Investor Relations/Corporate Secretary of our Company. He began his career as a financial auditor at the Supreme Audit Board of the Republic of Indonesia in 1990. In 1996, he joined Coopers & Lybrand’s Jakarta Office as Senior Information Systems Auditor. In 1997, he joined Excelcom, a major cellular company in Jakarta, as Revenue Assurance Manager and Information Systems Audit Manager. In 1998, he joined KPMG, where he was responsible for managing the technology risk and internal audit services. In 2003, he started his consulting career by joining Ernst & Young’s Management Consultant Division, where he was promoted to Executive Director of Business Risk Services in 2006. He holds a BA degree in Accounting from the State College of Accounting, Jakarta, and is a Certified Information Systems Auditor (CISA) and a Certified Internal Auditor.

We are fully aware of two important GCG principles, accountability and transparency. Through our IR and Marketing units, we continuously strive to ensure that the information released is as accurate, clear, prompt and comprehensive as possible in order to improve and maintain market integrity and stakeholders’ trust.

TELKOM corporate disclosures can be accessed through the Company website at http://www.telkom.co.id or by contacting us at:

Investor Relations

Grha Citra Caraka 5th Floor

Jl. Gatot Subroto Kav.52

Jakarta 12710

Tel: 62-21-5215109

Fax: 62-21-5220500

E-mail: investor@telkom.co.id

Below is a list of our disclosure and coordination activities for 2010:

Information Transparency Activities	Number of Activities	Date
Conference Calls*)	4	April 4, April 9, August 5, November 4
Analyst/Investor Meetings	161

January 6,8,11,12,13,14,27,28,29, February 3,4,5,8,10,11,12,16,18,22,25, March 1,10,22,24,25, April 14,15,19,21,22,23,29, May 3, 5,6,7,17,19,20,26,27, June 2,3,4,16,17,18,23,24,25,30, July 1,2,7,16,19,21,22, August 2,11,13,18,19,25,26, September 1,2,3,22,23,27,29,30, October 7, 13,14,21,22,27, November 5,11,12,23,24, December 15,22,23

Public Expose	2	August 4, November 10
AGM	2	June 11, December 17
Press Release	26	March 1, April 7,8,12,13,16,30, May 12,31, June 8,15,18,23, July 1, 30, August 3,4,10, October 29, November 1,10,16, December 2,2,21,21
Investor Conference	3	March 10-11, May 10-11, November 10
Roadshow	7	January 19–20, Feb 25–26, March 1-3, April 26-29, July 26-30, November 16-19, November 30
Investor Visit	2	January 12, July 15
Newspaper Announcements:
a. AGM	6	May 12, May 27, June 15, November 16, December 2, December 21, 2010
b. Financial Report	2	April 9, 2010, July 31
c. Interim Dividend	2	June 18, December 3
d. Circular	-

*) A Conference Call is a meeting forum between TELKOM’s BoD and investors, both domestic and international, to report the results of the quarterly financial statements through electronic media, namely a teleconference. Conference Calls are usually held to coincide with the publication of TELKOM’s Quarterly Report, which is issued in the form of an Info Memo.

The role of the Corporate Secretary is considered highly strategic in ensuring the implementation of GCG, both within the Company and throughout the Group (subsidiary governance).

Pursuant to BoD Decree No.05/2009 dated March 4, 2009 and BoD Decree No.26/2010 dated July 27, 2010, the duties and roles of the Corporate Secretary are carried out by several work units:

No.	Duties & Roles of the Corporate Secretary	PIC
1	Corporate Governance
	1. Communicate, coordinate and, with the divisions concerned, implement, monitor, assess and review governance in the Company.	Head of Corporate Affairs
2. Foster widespread confidence in management’s ability to manage the Company and build long-term value for stakeholders.
3. Facilitate and enhance the effectiveness of relations between the BoC and BoD, taking into consideration agency problems and prioritizing the check and balance relationship.

4.   Ensure the management of contractual relationships between the owners and managers and the BoC and BoD charter to ensure that there are effective controls on decisions that are not explicitly stated in the contracts and under certain circumstances are necessary to guarantee the continuity of the Company.

5. Balance competencies and the adequacy of information to the BoC and BoD to prevent the occurrence of a competency gap and asymmetric information between the BoC and BoD.
	6. Manage and ensure that the Company’s annual report describes the application of GCG in the Company.	Investor Relations Sub Directorate Directorate of Finance
	7. Corporate Social Responsibility (“CSR”)	Unit Community Development Center
Coordinate the Company’s activities in relation to the corporate social responsibility (CSR) program.
	8. Corporate Philosophy	Organizational Development Sub Directorate Directorate of Human Capital General Affairs
Disseminate and monitor the implementation of corporate philosophy, corporate values, systems, business ethics and corporate culture.
	9. GCG Policy	Business Effectiveness Sub Directorate Directorate of Compliance and Risk Management
Formulate policies and operational frameworks for the management of GCG in the Company, including GCG policy for subsidiary governance.
2	BoD Administration & Corporate Office	Corporate Office Support Sub Unit Corporate Affairs Unit
Assist the BoD with various activities, information, and documentation, including:

a.   Preparing a Special List regarding the BoD and their families and the BoC and their families, both in the Company and in affiliated companies, that covers their share ownership, business relations, and other roles that could give rise to a conflict between their interests and those of the Company;

b. Making the list of shareholders;
c. Attending BoD meetings and taking minutes; and
d. Organizing the GMS.
3	Synergy and Coordination
	- Communication and synergy with the Group Corporate Secretary on information and matters related to the vision, mission and corporate governance management in the TELKOMGroup; and	Business Portfolio Synergy Sub Unit Strategic Investment and Corporate Planning Unit
	- Communication and synergy of programs in TELKOMGroup.	Project Management Office
4	Legal/Regulatory Compliance
	- Compliance with financial and capital market provisions	Investor Relations Sub Directorate Directorate of Finance

a.   Remind and provide input to the BoD to ensure that the Company is always in compliance with and operating according to capital market regulations and upholding the Company’s business ethics and work ethics;

b. Keep track of developments in the capital market, particularly in the regulations that apply in the capital market and international practices related to GCG; and
c. As the Company’s liaison or contact person with Bapepam-LK and stock exchanges on which the Company is listed, and with stakeholders.

No.	Duties & Roles of the Corporate Secretary	PIC
	- Regulatory Compliance	Regulatory Management Sub Directorate Corporate Communications Unit
a. Remind and provide input to the BoD to ensure that the Company is always in compliance with and operating according to the regulations; and
b. Keep track of industry developments, particularly in the regulations that currently apply and will apply to the Company.
	- Compliance with corporate and legal provisions	Legal & Compliance Sub Directorate Directorate of Compliance and Risk Management
a. Follow regulatory developments and ensure that the Company is always in compliance with the rules and regulations.
5	CoCommunication/Disclosure (Liaison Officer)
	a. Communication with financial & investor communities and capital market authorities	Investor Relations Sub Directorate Directorate of Finance
- Manage two-way communications and foster good relations with Bapepam-LK and IDX;

-   Prepare and communicate information regarding the Company and its prospects accurately, fully and promptly to the capital market community, as well as stakeholders, in cooperation with related divisions;

- Provide information to Shareholders related to the condition of the Company (e.g. press releases, press conferences, media, analysis of macro impacts on the Company’s performance); and
- Publish corporate actions tactically, strategically and promptly.
	b. Communication to the public, customers and internal	Public & Marketing Communications Sub Unit Corporate Communications Unit
- Determine criteria regarding the types and content of information that can be submitted to stakeholders, including information that can be submitted as public documents;
- Revise the appearance of and arrangements for corporate internal media and maintain good relations with stakeholders by organizing important events; and
- Maintain and update the corporate information that is released to stakeholders, whether through the website, in bulletins, or other information media.

INTERNAL AUDIT GOVERNANCE

Internal Audit

The Internal Audit Unit (“IA”) plays a role in exercising control over our business activities. For this reason, and as governed by the prevailing capital market regulations, IA is directly responsible to the President Director.

Internal Audit Charter

In order to reinforce this role and responsibility, the Internal Audit Charter clearly sets out the vision, mission, structure, status, duties and responsibilities and authority of IA, the requirements of auditors and the President Director’s and Audit Committee’s approval of the content of the Audit Charter, with reference to the International Standards for the Professional Practice of Internal Auditing issued by the Institute of Internal Auditors (“IIA”).

As part of its commitment to the Internal Audit Charter, during 2010 IA strengthened its position within the organization and enlarged its role in exercising control over the company’s business.

Internal Audit Duties and Responsibilities

The strengthening of IA’s position is a strategic activity, intended to formulate the unit’s contribution to our operations. It was executed through a reformulation of IA’s organization in line with its role as a provider of business assurance and internal consulting services. IA’s strategy and objectives, meanwhile, were articulated in the 2010 program of audit and non-audit activities, which was itself the realization of IA’s interpretation of the company’s business direction. This formulation is broadly conveyed in the IA Master Plan 2009-2014.

The focus of IA’s activities is based on a commitment that IA’s mission should be executed methodologically. This means that each stage of auditing and internal consulting, consisting of preparation, implementation, and follow-up monitoring, must be standardized and measured. Therefore, at the preparation stage, the main reference is Risk-Based Audit methodology, which stipulates that auditable units must be based on a risk rating of the business processes of said units: the higher the risk, the greater the need for auditing. Accordingly, in every audit plan, the first thing that should be taken into account is the auditable risk rating, based either on the risk register mapped out by the Company or on the professional judgment of IA itself.

In order to facilitate this Risk-Based Audit paradigm, IA has, since the beginning of 2009, been equipped with a management tool, namely Audit Management Systems (“AMS”), which is an online application system for documenting the implementation of risk-based audits.

The role of IA was strengthened by increasing quality assurance on our operations through audit and non-audit activities. The auditing is dedicated to ensuring that any business risks that may arise can be immediately addressed through effective internal controls. If there are deficiencies and or uncontrollable risks in the control of any business process, they will be subjected to a substantive test, which is a further test of the audit object designed to go in depth into the root cause of the issue. For this reason, in 2010 the scope of the audit has included high-risk business areas such as quarterly and year-end financial reporting, the process of disclosure of company information required by the capital market authorities on a quarterly and annual (Annual Report) basis, revenue assurance, management of infrastructure readiness and quality, and ensuring synergy in the TELKOMGroup audit process. In addition, as a result of our IDX and NYSE listings, IA regularly and consistently performs tests and assurance on the effectiveness and adequacy of our ICOFR. We have undergone an ICOFR audit annually since 2006. Various challenges were overcome in order to eliminate material weakness rating, a status that we achieved for the 2008 financial reporting. Likewise, IA has an important role to play in the whistleblower mechanism, which is the domain of the Audit Committee and the Executive Investigative Committee (“EIC”), wherein the Head of IA was appointed as secretary of the EIC. The whistleblower mechanism serves to accommodate any ‘whistleblowing’ by employees and forward such input to management. In turn, if the Audit Committee and EIC judge that certain whistleblower feedback needs to be investigated further, IA will take action to follow it up as part of its audit engagements.

To support audit engagement and to develop awareness of the importance of internal control for business units, every quarter, each business unit performs a Control Self Assessment (“CSA”) on the internal controls for which it is responsible. IA regularly evaluates these CSA results in order to assess their adequacy.

The following stage involves internal consulting service activities. In 2010, internal consulting focused on the operations of the company, which can be categorized as management of infrastructure (production equipment) and products, trading and supporting operations, including enterprise risk management (“ERM”), identifying group financial reporting risk (GFRR) and human capital management. Internal consulting is more of a pre-emptive solution to ensure that business operations continue to comply with the prevailing regulations.

The results of such activities are reported to the President Director and copied to the Audit Committee. The auditees are also informed of the results so that they can be followed up and the related business processes remedied. In order to make sure that auditees respond adequately to the results of auditing and internal consulting, follow-up activities are monitored. Follow-up activities in the field are usually carried out by the auditees and monitored by IA. For this purpose, the follow up is restricted to significant business process areas and subject to agreed deadlines.

During 2010, another focus for IA has been to monitor the follow up of deficiencies discovered by the External Auditor in 2009. These monitoring activities have been properly documented.

To empower our IA human capital, programs have been implemented to prepare and retain competent auditors who are capable of playing the roles consistent with the scope of IA’s activities in line with the growth of our business. In 2010, these key competencies were enhanced through ensuring that our auditors were intensively involved in our preparation for the full adoption of International Financial Reporting Standards in TELKOM in 2011 through training, internships, seminars, workshops, and continuous learning.

Since 2007, IA has been led by Tjatur Purwadi, SE, MM, an employee who has pursued his career in operational techniques. He became involved in organizing and improving our accounting policy, eventually becoming Vice President of Financial & Logistics Policy and now Head of the Internal Audit.

TELKOM’s Internal Audit Structure

Below is the internal audit structure of TELKOM

Auditor Independence

Our financial statements for fiscal year 2010 were audited by PwC. The appointment of the independent auditors for fiscal year 2010, was carried out in accordance with the appropriate procedures by taking into account both the independence and qualification of the independent auditors.

Fees and Services of External Auditor

The following table summarizes the aggregate fees billed to us by PwC in 2008, 2009 and 2010, respectively:

Summarizes the aggregate fees billed to us by PwC

	Year Ended December 31
	2008	2009		2010
	(in Rp million)
Audit Fees	51,000	49,640		41,872
Audit Related Fees	—	—		—
Tax Service Fees *	—	332	*	398
All Others Costs	—	500		400

*)   Fees paid for tax compliance services for TII provided by PwC, excluding VAT of 10%.

Tax Fees

PwC did not perform any tax compliance, tax advisory or tax planning services for us in 2008.

All Other Fees

PwC did not perform any non-audit services for us in 2008.

Audit Committee Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all non-audit services provided by our independent registered public accounting firm must be pre-approved by our Audit Committee, as set forth in the Audit Committee’s Charter. Pursuant to the charter, permissible non-audit services may be performed by our independent registered public accounting firm provided that: (a) our BoD must deliver to the Audit Committee (through the BoC) a detailed description of the non-audit service that is to be performed by the independent public accounting firm; and (b) the Audit Committee will determine whether the proposed non-audit service will affect the independence of our independent public accounting firm or would give rise to any conflict of interest.

Consistent with Section 10(i) (1) (B) of the Exchange Act paragraph (c)(7)(i)(C) of Rule 2-01 Regulation S-X issued there under, Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where (i) the aggregate amount of the fees for such non-audit services constitutes no more than five percent of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided, (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed, and (iii) the performance of non-audit services are promptly brought to the attention of and approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee or by the full Audit Committee itself.

Communication and Disclosure

In line with the GCG principles of transparency and fairness, we manage corporate communications and disclosure in accordance with BoD Policy No. 13 year 2009, which was formulated in line with the provisions of section 302 of SOA. This policy sets out our disclosure control procedures which are intended to ensure that the company is able to provide assurance that all information disclosed to shareholders, stakeholders and the capital market authorities has been collected, checked, recorded, processed, summarized, and delivered accurately and promptly, and fulfills the principles of equal/fair treatment, prudential principles and principles of full disclosure, in compliance with capital market regulations.

These practices are applied to the following communication and disclosures:

1.       The Annual Report (which is submitted to Bapepam and the SEC)

2.       Annual Securities on Form-10

3.       Semi Annual Report on Form-8

4.       Circulars to shareholders regarding corporate actions such as mergers and acquisitions, stock splits, share buybacks, tender offers, stock options, divestment, leveraged buy outs, and other corporate actions

5.       GMS reports

6.       Public Expose Reports

7.       Presentations by the BoD in connection with Road-shows, Analyst Briefings (internal initiatives), Investor Conferences (upon external request), Public Expose materials (external requests)

8.       Info memos

9.       Company Profiles

10.    Press Releases related to investor relations

11.    Press Releases that are not related to investor relations

12.    Reports on the Utilization of the Proceeds of Public Offerings

13.    Ratings Monitoring Notices

14.    Corporate Financial Summaries, Financial Statement Summaries

15.    Corporate website

16.    TELKOM’s internal magazine

The principal processes we carry out in accordance with disclosure procedures include:

-         Representation Process, designing and implementing a Representation Process;

-         Disclosure Committee Establishment, establishing a Disclosure Committee chaired by the Director of Finance and with a membership of senior leaders of the company, which determines types of disclosure, i.e. complex or non-complex disclosure;

-         Management Discussion & Analysis, reviewing, approving and assessing the adequacy of information and ensuring that all material information is disclosed fully, accurately, consistently and according to the applicable rules. The review mechanism uses levels of sub-representation because each party involved in the process of compiling and working together to review disclosures is jointly responsible to the certifying officer/approver for ensuring that all material information disclosed by the Company is accurate, complete, and in compliance with both internal and external regulations and must provide clear and comprehensive documentation as well as giving due attention to effectiveness and efficiency as evidence of the process of preparation and review of disclosures;

-         External/Specialist review, for certain disclosures, consultants evaluate the adequacy of the required disclosure provisions, given that we have listings on more than one securities exchange and each exchange has its own provisions;

-         Process/Protocol for BoD review, evaluating BoD disclosures prior to signing/certification by the President Director and Finance Director;

-         Internal Audit, regular audits of the implementation of the corporate disclosure policy with reference to SOA 302 provisions by the Internal Auditor; and

-         Linkage with Section 404 process, constantly aligning our internal control processes with the framework and application of SOX 404 as well as following up on deficiencies if they could impact on the reliability of disclosures.

We disclose the latest corporate information to stakeholders and public investors through various means, including:

a.       Info Memos (quarterly)

b.       BoD presentations

c.        Press Releases

d.       Responses to questions from the DPR in respect of hearings

e.        Press Conferences

f.        Interviews with the media

Because our shares are listed on a stock exchange in the United States of America (the New York Stock Exchange - NYSE), we are subject to the rules of the US capital market authorities, one of which is the Securities Exchange Act of 1934 (“Capital Market Rules”) which require us to submit an Annual Report Form 20-F to the US SEC. In relation to our listing on the London Stock Exchange (LSE) as well as our Public Offering Without Listing  in Japan we are required to deliver the following disclosures:

a.       Annual Reports

b.       Half Yearly Reports

c.        Semi Annual Reports on Form-10

d.       Annual Securities on Form-8.

We share corporate information with the public through our website (www.telkom.co.id) corporate information is disclosed to employees and their families through our internal magazine.

PERFORMANCE MANAGEMENT SYSTEM

As part of our commitment to applying GCG principles, and in particular, the principle of accountability, we manage employees’ performance accountability through an Employee Performance Management System in accordance with corporate policy KD.66/2006. In line with the intentions and objectives of this policy, the principles of objectivity and transparency are applied with reference to guidelines on responsible performance measurement and assessment in the management contract mechanism, determination of performance indicators in line with the scope of duties and role of the units and individuals in the organization and the setting of agreed targets that refer to the company’s performance targets as stipulated in the corporate plans.

Performance targets are formulated on the basis of the corporate plan and are broken down to the unit, sub unit and employee level with due attention to SMART principles (specific, measurable, achievable, realistic, and time-related), and are evaluated regularly (daily, weekly, monthly, quarterly, or annually) according to the performance indicator measured in the management review mechanism, which is supported by various on line applications.

The implementation of management contracts is determined on the basis of a balanced scorecard which is used to assess the accountability of the performance of the Directors, top leaders, senior leaders/units and employees and is then used as a reference in the determination of remuneration. Management contracts are evaluated every quarter using a performance dashboard.

In 2011 this system will be maintained and regularly updated and improved.

INTERNAL CONTROLS

We have designed and employed internal controls based on the COSO Internal Control framework. Conceptually, the design and implementation of our internal controls refer to the key concepts of the COSO Internal Control framework, as follows:

1.       internal control is a process, thus in applying it we have designed operational guidelines that contain internal controls;

2.       internal control is affected by people, thus in applying it we understand that the key is not how well or complete the designed processes are, but whether these processes are applied by the employees;

3.       internal control is not an absolute value but that we must understand that we apply internal controls to be able to provide reasonable assurance that we have the means to guarantee the achievement of our objectives; and

4.       internal control is one of the drivers in achieving our objectives and does not differ from or oppose or conflict with the process of managing the Company.

We began implementing internal controls at the same time as applying the provisions of (SOA) section 404 on internal control over ICOFR, namely in 2002. The focus of the internal controls applied in operational procedures is to ensure that our financial statements are reliable and free from misrepresentation and error; however, ICOFR is designed and applied on the basis of risks, which are not limited to quantitative risks related to the reliability of financial reporting but include qualitative risks related to strategic, business and other operational risks.

Internal control activities in 2010 continued to refer to the COSO Internal Control framework and placed more emphasis on maintenance to ensure that the design continues to fit, given the changes in the industry and the transformation of our organization in 2010.

Corporate culture and business ethics

To anticipate the challenges in our business environment and maintain a competitive advantage, we started to engage in the process of transformation. Our transformation may be the single biggest transformation in the history of the telecommunications industry. Our transformation touches on four aspects of our operations: business transformation, infrastructure transformation, organizational transformation and human resources and cultural transformation.

Our cultural transformation began with a change of brand identity, which we achieved by changing our logo. This change is in line with the development of our TIME business portfolio. Our brand positioning statement in this transformation is "Life Confident", which is presented through our Brand Values (Expertise, Empowering, Assured, Progressive and Heart) and our tagline "The World in Your Hands". Our current corporate culture, The TELKOM Way, is expected to align all elements of the Company to deliver the best value to each stakeholder.

 “The TELKOM Way” is the way we work. Our corporate culture comprises:

a.       Basic Belief: Committed 2 U. This is our commitment and that of all our employees to always give our best to stakeholders by adhering to these seven ethical norms: Honesty, Transparency, Commitment, Cooperation, Discipline, Caring and Responsibility;

b.       Corporate Values: TELKOM’s 5C. These are the core values adopted by everyone in TELKOM and they represent our basic beliefs. These values are: Commitment to the long term, Customer first, Caring-meritocracy, Co-creation of win-win partnerships, and Collaborative innovation; and

c.        Key Behaviors: 15 Key Behaviors. Observable cultural standards in the form of model behaviors, which are minimal behaviors that everyone in the Company must adopt.

code of ethics

We have a code of ethics in accordance with the provisions of SOA Section 406. Our code of ethics applies to its President Director, Finance Director (the officers in positions equivalent to Chief Executive Officer and Chief Financial Officer), Commissioners, Directors and other officers and employees. You may view our code of ethics on our web site at http://www.telkom.co.id/about-telkom/business-ethics. Amendments to or waivers from the code of ethics will similarly be posted on our website.

COMPLIANCE

Our commitment to run our business according to the highest standards of GCG and compliance is managed by the Legal & Compliance unit under the Director of Compliance & Risk Management. Through this unit we strive to control and ensure that the policies, corporate decisions and all business activities are in line with the legal provisions and regulations, both those applicable internally and the external laws and regulations that we have to comply with including the fulfillment of legal aspects of our relations with other parties.

We are proactive in implementing compliance practices up to the business unit level or transactional level and have continued to maintain this up to the present time. Our activities in 2010 included:

1.       Supporting business activities through legal advisory to business units by delivering legal opinions on planned actions and issues in relation to their compliance with the applicable laws or provisions. (Legal Advisory);

2.       Conducting a risk and legal review of planned business initiatives, policies and planned cooperation. (Legal Review of Business & Policy Initiatives);

3.       Settling litigious and non litigious cases (litigation);

4.       Providing data services to external parties as part of our obligation as a telecommunications operator to provide data to Law Enforcement authorities and

5.       Documenting and sharing lessons learned from litigation as a reference to ensure that such cases are not repeated, in the form of our TELKOM Lessons Learnt Book.

MATERIAL CONTRACTS

In 2010, TELKOM and Telkomsel did not enter into any new material contracts nor did we amend any existing material contracts, other than contracts entered into or amended in the ordinary course of business.

MATERIAL LITIGATION

In the course of our business, we and our subsidiaries have been involved in a number of legal cases related to land disputes, monopolistic practices and unfair competition, and SMS cartel practices. Based on our Management’s assessment of the probable outcome of these cases, we have allocated a reserve of Rp63,795 million on December 31, 2010.

The following describes certain proceedings involving us and/or our employees.

1.     The Commission for the Supervision of Business Competition (Komisi Pengawas Persaingan Usaha or “KPPU”) in a letter dated December 5, 2007, informed Telkomsel that based on the result of inquiry No.07/KPPU-L/2007 dated November 19, 2007 into cross-ownership transactions by Temasek Holdings and monopolistic practices by Telkomsel, and in accordance with the prevailing regulations governing violations of Law No.5 year 1999 regarding the Prohibition of Monopolistic Practices and Unfair Business Competition, among other matters:

a.       Telkomsel had violated article 17.1 of such Law;

b.       Temasek Holdings and the concerned affiliated companies were ordered to divest their ownership in Indosat; or Telkomsel on the following conditions:

-         The maximum ownership percentage for each buyer is 5%,

-         The buyer has no relationship with Temasek Holdings.

c.        Telkomsel was ordered to pay a fine of Rp25,000 million and ordered to cease the practice of imposing high tariffs and to reduce its tariffs by no less than 15% of the current tariff.

On 9 May 2008, the District Court pronounced its verdict, concluding that, among other matters:

-         Telkomsel was not proven to have violated article 25.1.b of such Law;

-         Telkomsel had violated article 17.1 of such Law;

-         Temasek Holdings and the concerned affiliated companies were ordered to divest their ownership in Indosat or Telkomsel or to reduce their ownership to 50% of each company within a period of 12 months from the date on which this decision became final and legally binding, on the following conditions:

-         The maximum ownership percentage for each buyer is 10%,

-         The buyer has no relationship with Temasek Holdings.

-         Telkomsel was ordered to pay a fine of Rp15 billion;

-         The District Court did not concur with the decision of the KPPU regarding the order to reduce the tariff because the KPPU has no authority to determine such tariffs.

On May 22, 2008, Telkomsel filed a cassation appeal with the Supreme Court. On September 9, 2008, the Supreme Court overturned the decision of the District Court ordering Temasek Holdings and its associated companies to divest their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a request for a judicial review with the Supreme Court against this decision. On May 5, 2010, the Supreme Court overturned Telkomsel’s request for such judicial review. On January 7, 2011, Telkomsel paid the penalty for KPPU case amounting to Rp15 billion.

2.       Certain subscribers of Telkomsel, Indosat, and PT XL Axiata Tbk (formerly PT Excelcomindo Pratama) domiciled in Bekasi, Tangerang, and various other areas, who were represented by a legal counsel, filed a class action suit in court accusing Telkomsel, our Company, Indosat, the government, Temasek Holdings, and certain affiliated companies (”the Parties”). The Parties were alleged to have engaged in excessive pricing practices that were potentially detrimental to those subscribers.

On July 8, 2008, the class action filed at the Bekasi District Court accusing Telkomsel of certain violations was withdrawn and the case was closed.

On August 14, 2008, pursuant to a court ruling, the class actions filed at Tangerang and other areas were consolidated so that they could be investigated by one court, namely the Tangerang District Court. The subscribers in the various other areas objected to this decision and filed a legal complaint with the Supreme Court. On January 21, 2009, in its decision No.01K/Pdt.Sus/2009, the Supreme Court upheld the objections of the subscribers, and the class actions were therefore processed separately at the courts concerned. Based on this ruling by the Supreme Court, certification was deemed to have been executed and on October 6, 2009, the Central Jakarta District Court decreed that the investigation into the case could proceed.

On January 27, 2010, the class action case filed with the Central Jakarta District Court was overturned on the basis that the class action claim was not legally valid and unacceptable. No appeal was filed by the subscribers. On May 24, 2010, the class action case filed with the Tangerang District Court was also overturned on the same basis and no appeal was ever filed by the subscribers.

We believe that Telkomsel has applied tariffs in accordance with prevailing regulations, and accordingly, we believe such allegations do not have a strong basis. Telkomsel is unable, however, to predict the outcome of the case or reasonably estimate a range of possible impacts to the financial statements given the current status of the litigation.

3.     Our Company, Telkomsel, and seven other domestic telecommunications operators were investigated by the KPPU for allegedly engaging in SMS cartel practices. In the results of the investigation released on June 17, 2008, the KPPU found that our Company, Telkomsel, and several other operators had violated article 5 of Law No. 5 year 1999, and ordered the Company and Telkomsel to pay fines of Rp18,000 million and Rp25,000 million, respectively.

With regard to the KPPU Decision dated June 17, 2008, our Company and Telkomsel filed objections with the South Jakarta District Court and the Bandung District Court, on July 11, 2008 and July 14, 2008, respectively. As of the date of publication of this annual report, no decision has been reached on those objections.

We believe that the outcomes of the investigations or court rulings on these cases will not have any material impact on our financial condition. See Note 49 to our Consolidated Financial Statements for further details.

Subsequent Events

a.       On January 6, 2011, Telkomsel was notified by the Industrial Relations Court of Central Jakarta District Court (“the Court”) that the Telkomsel's labor union ("SEPAKAT") has filed a claim against Telkomsel through the Court concerning certain disputes with Telkomsel on the execution of Collective Labor Agreement ("CLA"). The information usually required by PSAK 57: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed as it could lead to a precipitate presumption on the outcome of the litigation. Telkomsel’s management believes that Telkomsel has sufficiently executed the CLA and as such the claim can be successfully resisted by Telkomsel.

b.       On January 7, 2011, Telkomsel paid the penalty for KPPU case amounting to Rp15 billion (Note 49c).

c.        On January 10, 2011, the Company paid a dividend interim of Rp250,085 million (Note 40).

d.       On January 21, 2011, the remaining loans from BNI and BCA obtained in 2008 amounted to Rp400 billion and Rp200 billion, respectively, have been fully repaid by Telkomsel (Note 22).

e.        On January 27, 2011, Telkomsel entered into Soft HLR Roll Out Agreement with PT Nokia Siemens Networks and Nokia Siemens Networks Oy and Soft HLR Technical Support Agreement with PT Nokia Siemens Networks.

f.        On January 28, 2011, Telkomsel withdrawn USD56.83 million (equivalent to Rp514.74 billion) from Finish Export Credit Ltd (Note 22).

g.        On January 24, 2011 and February 25, 2011, the Company and INTI entered into purchase order of procurement and installation agreement for Modernization of Copper Cable Network through Optimization of Asset Copper Cable Network with Trade in Trade off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp96,036 million and for STO Semanggi amounting to Rp44,338 million.

h.       On February 4, 2011, the remaining loan from BRI obtained in 2008 amounted to Rp200 billion has been fully repaid by Telkomsel (Note 22).

i.         On February 23, 2011, Telkomsel received a Tax Collection Letter for a late payment of income tax article 25 for 2010 fiscal year with a penalty of Rp8 billion.

j.         On March 8, 2011, based on the Circular Meeting of Stockholders of Indonusa on March 8, 2011, Indonusa’s stockholder agreed the conversion of debt of Rp174,824 million (debt to equity swap) into shares issued and fully paid capital to become Rp548,537 million. As a result, the Company’s ownership in Indonusa increased to 99.46%.

DOCUMENTS ON DISPLAY

We file or furnish reports, including annual reports on Form 20-F and other information, with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any materials we file with the SEC as exhibits in Form 20-F may be read at the Company’s Investor Relations office. Our Investor Relations office address can be found on page 164.

AMENDMENT OF THE ARTICLES OF ASSOCIATION

Our Articles of Association are registered in accordance with the Limited Liability Company Law No. 1 Year 1995, and approved by Ministerial Decree No.C2-7468.HT.01.04.TH.97 Year 1997. Pursuant to the issuance of the Limited Liability Companies Law (the Company Law) No. 40 year 2007 which revoked Limited Liability Companies Law No. 1 year 1995, we have amended our Articles of Association and they have been approved by the  Minister of Justice and Human Rights of the Republic of Indonesia pursuant to  Decree of the Minister of Justice and Human Rights No. AHU.46312.AH.01.02 year 2008 dated July 31, 2008 and registered in State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

The Articles of Association were most recently amended to align them with Bapepam-LK Rule IX.J.1 regarding the Basic Articles of Association of Companies that Issue Equity Securities and Bapepam-LK Rule IX.E.2 regarding Material Transactions and Changes in Primary Business Activities, and were approved by the AGMS on June 11, 2010 pursuant to AGMS Resolution Deed No.37 dated June 24, 2010 drawn up by Notary Dr. A. Partomuan Pohan S.H., LLM. The amendment of the Articles was accepted by the Minister of Justice and Human Rights through letter No.AHU-AH.01.10-18476 dated July 22, 2010 regarding the Receipt of Notification of Amendment of the Company’s Articles of Association and decree of the Minister of Justice and Human Rights No.AHU-35876.AH.01.02.Year 2010 dated July 19, 2010 regarding the Approval Amendment of the Company’s Articles of Association.

Under Article 3 of the Articles of Association, our business is to provide telecommunications networks and telecommunications and information services, and to optimize the Company’s resources, with due attention to the prevailing laws and regulations. To attain the aforementioned objectives, the Company may undertake business activities that incorporate the following:

Primary Business

-         To plan, build, deliver, develop, operate, market/sell/lease, and maintain telecommunications and information networks with due attention to legal provisions.

-         To plan, develop, deliver, market/sell, and improve telecommunications and information services with due attention to legal provisions.

Supporting Business

-         To provide payment transaction and remittance services via telecommunications and information networks.

-         To carry out activities and other enterprises in respect of optimizing the Company’s resources, including fixed and movable assets, information system facilities, education and training facilities, and maintenance and repair facilities.

In accordance with the Company Law, we have a BoC and a BoD. The two Boards are separate and no individual may be a member of both Boards. Each Director receives a bonus if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the General Meeting of Shareholders. See “Corporate Governance”.

The Articles state that any transaction involving a conflict of interest between the Company and its Directors, Commissioners and shareholders should be approved by a shareholders meeting, in which approval is required from more than half of the votes of the independent shareholders.

The BoD is responsible for leading and managing the Company in accordance with its objectives and purposes and to control, preserve and manage the assets of the Company.

The Articles do not contain any requirement for the Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of the Company. The rights, preferences and restrictions attaching to each class of the shares of the Company in respect of specified matters are set forth below:

-      dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a general meeting, which will also determine the form of and time for payment of the dividend;

-      voting rights. The holder of each voting share is entitled to one vote at a general meeting of shareholders;

-      rights to share in the Company’s profits. See dividend rights;

-      rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the Common Stock that they hold is fully paid-up;

-      redemption provisions. There are no stock redemption provisions in the Articles. However, based on Article 30 of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

-      reserved fund provisions. Retained earnings up to a minimum of 20% of the issued capital of the Company are to be set aside to cover potential losses suffered by the Company. If the amount in the reserved  fund exceeds 20% of the issued capital of the Company, a general meeting of shareholders may authorize the Company to utilize such excess funds as dividends;

-      liability for further capital calls. Our shareholders may be asked to subscribe for new shares in the Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. The BoD is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

-      provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. The Articles do not contain any such provision.

In order to change the rights of shareholders, an amendment to the relevant provisions of the Articles would be required. Any amendment to the Articles requires the holder of the “Series A” Dwiwarna share and the other shareholders or their authorized proxies jointly representing at least two thirds (2/3) of the total number of votes cast in the meeting.

A general meeting of shareholders may only be convened upon the issuance of the requisite notice by the Company. The notice is to be published in at least two newspapers in Indonesian and one newspaper in English having general circulation within Indonesia. The notice period for convening an AGMS or and EGMS is 14 days (not including the date the notice and the date of summons). The quorum for a AGMS or EGMS is shareholders representing more than a half of the outstanding share capital of the Company. In the event that quorum is not achieved, another meeting is to be held, which does not require the issue of a notice. At the AGMS or EGMS, the quorum for the meeting is shareholders representing at least one third of the outstanding share capital of the Company. In the event that quorum is not achieved at the second meeting, a third meeting may be held, with the quorum of attendance to be determined by the Chairman of Bapepam-LK in accordance with the provisions of the laws.

Stockholders may vote by proxy. All resolutions are to be passed by consensus. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by the Articles. The Articles do not contain any limitations on the right of any person, to own shares of the Company. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on the Indonesia Stock Exchange.

Any takeover of the Company is required to be approved by the holder of the Series A Dwiwarna Share and a majority constituting at least three fourths of the total number of shares at a general meeting of shareholders that must be attended by the holder of the Series A Dwiwarna Share. There are no other provisions in the Articles that would have the effect of delaying, deferring or preventing a change in control of the Company.

Each Director and Commissioner has an obligation to report to Bapepam-LK with regard to their ownership and any changes in their ownership of the Company, and this obligation also applies to shareholders who have an ownership stake of 5% or more in the paid up capital of the Company. We believe that the Articles are not significantly different from those generally prevailing in Indonesia in respect of public companies listed on the Indonesia Stock Exchange. We also believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by Indonesian law.

Applying GCG Consistently

a.       Assuring Governance in the Transformation to TIME

In line with our vision, “To Become a Leading TIME Player in the Region”, we have responded to the global, regional and national changes in the telecommunications business to redefine our business as TIME, as a progress in from our original identity as a network-based telecommunications services operator.

Since it was announced in October 2009 and initiated in 2010, our far-reaching organizational transformation has been rolled out to incorporate the transformation of our business portfolio, organization, infrastructure and culture. We took this step to ensure that our company continues to be managed in a way that meets the demands of the business and maintains a trajectory of competitive sustainable growth to ensure our continued viability.

In line with our transformation to a TIME business portfolio, we have undertaken a fundamental change of our business from telecommunications, which was largely managed by TELKOM as the parent company, to TIME, in which our subsidiaries will begin to take on a much more prominent role within the TELKOMGroup.

In 2010, at the same time as we were implementing our transformation we were also upholding our commitment to maintain and enhance our corporate governance practices. We believe that our pursuit of performance and governance must be balanced, concurrent and mutually supportive.

To achieve this balance between performance and governance, we undertook the following activities concurrently with our transformation to TIME:

1.       Reinforcing the application of GCG within the TELKOMGroup, given that the TIME business portfolio will be managed more by the group in future, which will increase the likelihood of transactions between the parent company and the subsidiaries, making it necessary for us to enhance GCG management within the group by treating our subsidiaries as independent companies;

2.       Building a group vision, culture and business ethics to ensure a shared perspective and to increase commitment to and awareness of group synergy;

3.       Formulating plans and initiatives that fit the TIME business portfolio;

4.       Restructuring the organization to align with the TIME business portfolio, through our organizational transformation;

5.       Re-engineering business processes and internal controls in line with our ongoing organizational transformation to safeguard governance at the transactional level;

6.       Revisiting the application and certification of the ISO-based quality management system to ensure that disciplined processes and orderly documentation are in place to support the governance of the organization; and

7.       Building systems for leadership and competency development that fit the TIME business portfolio.

b.       Corporate Culture and Business Ethics

We have always aimed to build integrated corporate systems and cultures as a comprehensive approach to the management of our business that will enable us to achieve the objectives of being profitable, obeying the law, and being ethical, as well as fostering an awareness within the company and our employees of our corporate responsibilities towards society as part of being a good citizen. Moreover, we build these systems and cultures in order to realize our aspirations: that TELKOM will continue to advance, be valued by our customers, be competitive in our industry and be a role model for other companies.  Like the two sides of a coin, our system and culture are inseparable: our corporate culture becomes established because we have systems and operate them consistently, and conversely, the systems we design are meaningless without the moral values that underpin our employees’ behavior in their work.

We have invested building systems and cultures during each stage of TELKOM’s growth most recently, in 2009, we introduced a new corporate culture known as “The TELKOM WAY”. We took this measure to ensure that our corporate culture stays relevant to the demands of and changes in our business environment and the changes occurring in our business, and to enable us to anticipate future developments in the industry.

Our corporate culture, The TELKOM WAY, has five corporate values: Commitment to the long term, Customer first, Caring-meritocracy, Co-creation of win-win partnerships, and Collaborative innovation. These are referred to as 5C.

-         Commitment to Long term – acting not only for present benefit but also for the future.

-         Customer First – always putting the customers first, including internal customers.

-         Caring meritocracy – giving guidance through rewards and consequences in line with performance and behavior.

-         Co-creation of Win-win Partnership – treating business partners as colleagues.

-         Collaborative Innovation – eliminating internal silos in TELKOM and the TELKOMGroup and with regard to ideas and resources.

In the process of designing the 5C we confirmed that these values would not conflict with the values previously established in our corporate policies related to GCG principles, business ethics, and the code of integrity, and further affirmed that the 5C would be mutually supportive and complementary so that they could function as guidelines for the behavior of our employees.

In 2010, THE TELKOM WAY was communicated to our top leaders and senior leaders, who will eventually cascade it down comprehensively to all the employees through various activities based on the four quadrant approach: understanding and conviction, formal processes and system, skills and capabilities and role modeling.

We believe that the new culture will enable to achieve more success in the future.

Business Ethics

Our application of business ethics refers to corporate policies KD 05/2005 and KD.43/2006. In their application, we continually remind our employees about business values and ethics through surveys of all employees which consist of case studies and questionnaires on their understanding of GCG, business ethics, the integrity pact, fraud, risk management, internal control, whistle blowing, the ban on gratuities, IT governance, safeguarding information security and other matters related to corporate governance practices. Our survey is conducted online through the corporate intranet/portal and ends with the employee’s declaration of agreement to implement our business ethics.

We believe that this method is a more effective and easier way of reaching all our employees in all our work locations. With regard to prudential principles, we conduct the survey twice a year on all employees who, because of their work, are exposed to the risk of committing violations, whereas in general employees are surveyed only once a year.  Our 2010 business ethics survey indicated that TELKOMGroup employees’ understanding of business ethics was on average 74.9 out of 100.

The understanding and application of business ethics and the results of our surveys are audited both internally and externally through the SOA 404 audit process in relation to the application of a control environment in line with the COSO Internal Control framework at the entity level audit.

c.        Risk Management

Since 2006, we have implemented risk management by referring to the COSO Enterprise Risk Management framework. There are elements of our risk management that are an integral part of GCG and internal control. In line with our vision: “Making risk management part of our culture in business and operational processes”, we are building our risk management step by step, as follows:

-         2008: Making risk management and compliance a necessity in every process.

-         2009: Ensuring disciplined risk management and compliance.

-         2010: Making risk management and compliance part of the corporate culture.

-         2011: Ensuring that risk management and compliance are working effectively.

-         2012: Becoming a Role Model for risk management and compliance for SOEs/the telco industry.

Integrating risk management into business and operational processes

We have taken certain strategic steps to integrate risk management up to the transactional level (business and operational processes), including:

▪  Building a risk management vision;

▪  Creating a corporate climate that supports risk management;

▪  Formulating risk management policies as guidelines for risk management in the company;

▪  Developing sustainable risk management competencies and learning processes;

▪  Developing a risk register and periodically evaluating the level of risk and the mitigation plans necessary to control the risks listed in the risk register;

▪  Determining a scale of priorities for dealing with risks and alternative mitigation plans that take cost and benefit into account;

▪  Developing a risk management information system and communicating it to all units in the company to enhance their understanding, knowledge and quality of control regarding risk; and

▪  Regularly monitoring the implementation of mitigation programs and their impact on the level of risk to ensure that risks can be controlled.

In 2010 risk management was focused on becoming a business enabler and a strategic partner. To do this, the Compliance & Risk Management Directorate consistently tried to ensure that risk management featured prominently in our dynamic business and strove to enhance capabilities and professionalism in order to be able to contribute to establishing modern risk management-based management.

Activates in 2010 included the following:

a.       Making risk management one of our key performance indicators in the Management contract;

b.       Undertaking Risk assessments, preparing a risk profile for 2011 and taking  the identified risk factors into consideration in the formulation of the 2011corporate plan;

c.        Measuring/evaluating through the Risk Management Index (RMI) every quarter and making the result part of the unit performance indicator guaranteed in the Unit Performance Value contract;

d.       Improving the capacity of unit risk management by assisting in the development of the risk register and risk assessment for new units or projects;

e.        Monitoring, reporting and giving early warnings by presenting changes in risk conditions to management every quarter as input for BoD meetings and Planning and Risk Evaluation and Monitoring Committee meetings; and

f.        Developing risk applications as follows: Online Enterprise Risk Management (ERM), Revenue Assurance (TRUST), Fraud (FRAMES), Security and Safety Portal/Dashboard.

Business Continuity Management

Business continuity management is an integral part of our risk management. To ensure business continuity, we formulated a Disaster Recovery Plan/System to ensure the continuity of our business and operations even in the event of a disaster. We have considered and anticipate the natural disasters that frequently occur.

In 2010 we restructured and refreshed the crisis management team, whose primary duty is to safeguard our assets and ensure the continuity of our business and operations. When restructuring the team and updating the disaster management procedures we took into account the changes in the organization, with result that the command and management of duties had to be readjusted to the local, regional and national levels.

In 2010 we also assessed the implementation of Business Continuity Management in the TELKOMFlexi Division and Infratel Division, and did an evacuation simulation.

Revenue Assurance

Ensuring a constant revenue stream is part of our business process. We work constantly to ensure that revenue leakage does not occur by systematically establishing, developing and controlling revenue assurance processes. In our business, there are several factors, both internal and external, that can threaten revenue continuity through leakages that can occur at any time from the beginning of the transaction until the income is recorded. Through our internal policy KD.08/2009 we manage revenue assurance to minimize revenue leakage risk by managing revenue streams from different sectors, including product development, presales/sales, ordering provisioning, network, mediation, rating/billing, collection and accounting.

In 2010 we focused on monitoring and examining potential leakages and fraud, particularly that related to IDD services and revenue. Using the fraud management system (FRAMES) tool, such potential fraud can be successfully identified and anticipated.

Fraud Management

In support of revenue assurance and to support business continuity in general, we manage fraud prevention in line with our updated policy, KD.43/2008, and the guidelines on fraud risk assessment (KR.03/2007). It is also related to our policies on Business Ethics, GCG, Gratuities, the BoD charter, the integrity pact and our whistleblower policy.

To provide assurance in the event of an occurrence of fraud we have issued corporate policy KD 41/2008 regarding disciplinary rules and KD 22/2008 on investigation guidelines as a reference for decision making by the Investigation Committee.

To prevent financial fraud risk, in 2010 we again conducted a risk and fraud assessment of the business process designs related to internal control over financial reporting (SOA 404).

d.       Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’), as of December 31, 2010. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2010, the Company’s disclosure controls and procedures were effective. The Company’s disclosure controls and procedures include without limitation controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment The Company’s management used the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO’’). Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan, an independent registered public accounting firm, as stated in their report which appears on page F-3 and F-4 herein.

Changes in Internal Control Over Financial Reporting

There have been no significant changes in the Company’s internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company is committed to continuing to improve its internal control processes and will continue to diligently review and monitor its financial reporting controls and procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the Commission. The Company will also continue to devote significant resources to the improvement of its internal control over financial reporting over time.

e.        Integrity Pact

Pursuant to corporate policy KD.36/2009, we implement our Integrity Pact to strengthen existing corporate policies on establishing GCG practices in the company. The Integrity Pact policy focuses on our efforts to prevent acts committed to enrich one self or others that have a detrimental effect on our finances.

Even though we are applying GCG practices, we nevertheless feel it necessary to give special attention to certain practices or processes that can prevent potential financial losses to the company. Among those that have already been implemented and reinforced are: the code of integrity, business ethics, preventing conflict of interest, banning gratuities, banning insider trading, safeguarding information confidentiality, preventing acts of self-enrichment or enrichment of others that could be to the financial detriment of the company in the area of procurement and partnership, service integrity and financial reporting integrity.

In 2010, we undertook a number of activities to strengthen GCG practices related to the Integrity Pact, including communicating it to procurement and partnership management units and integrating the code of integrity with business ethics and disseminating this through the development of our 2010 business ethics survey which communicates the principles and basic concepts of the integrity pact.

f.         Whistleblowing

As part of our entity level controls, since 2006 we have had a whistleblower program, which is designed to accommodate, investigate and follow up complaints from TELKOMGroup employees and third parties while maintaining the confidentiality of the reporter. The whistleblower program, which is managed by the Audit Committee, was established by a BoC Decree which was ratified by a BoD Decree.

The Audit Committee will follow up complaints from TELKOMGroup employees and from third parties related to:

a.       Accounting and Auditing. Accounting and ICOFR issues that could cause material misstatements in the financial statements and auditing issues, particularly those pertaining to the independence of the  independent auditor;

b.       Rule Violations. Violations of capital market regulations and laws and regulations related to our operations or violations of internal rules that could potentially be to our detriment;

c.        Fraud and/or suspected corruption. Fraud and/or suspected corruption committed by our officers and/or employees; and

d.       Code of Ethics. Dishonorable actions on the part of the Directors or Management could damage our reputation or cause us to suffer losses. Dishonorable actions on the part of the Directors or Management include: dishonesty, potential conflicts of interest, or giving misleading information to the public.

We have also established a working mechanism between the Audit Committee and the Internal Audit and the Investigation Committee, including protocols with Telkomsel, to follow up the complaints we receive. The whistleblower program has been communicated to employees and the results of an internal survey in 2010 indicate that 95% of the employees understand the whistleblower program.

In 2010, the Audit Committee followed up 20 complaints that fulfilled the requirements in the following complaint categories: accounting and auditing; rule violations; fraud and/or suspected corruption; and Code of Ethics. Of the 20 complaints, twelve have been investigated and closed and eight remain in progress.

TELKOMGroup employees or third parties may report complaints concerning accounting and auditing issues, rule violations, fraud and/or suspected corruption and code of ethics violations directly to the President Commissioner or to the Chair of the Audit Committee of PT Telekomunikasi Indonesia, Tbk via email, fax or mail, addressed to:

Email             : ka301@telkom.co.id

Fax                 : 021 527 1800

Mail                : Audit Committee, PT Telkom Indonesia Tbk.,

Gedung Grha Citra Caraka, 5th Floor,

Jln. Gatot Subroto Kav. 52, Jakarta 12710

Complaints must fulfill the following conditions:

a.     Be submitted by email, fax or mail;

b.     Provide information accounting and auditing issues, rule violations, fraud and/or suspected corruption and code of ethics violations; and

c.     Information reported must be supported by adequate and reliable evidence as initial data for further investigation.

The handling of complaints to comply with Bapepam Rule No.: IX.1.5 and SOA Section 301 regarding Public Company Audit Committees must be within the framework of good corporate governance. Setting conditions for complaints is therefore necessary to ensure that complaints are made responsibly and are not slanderous and capable of damaging an individual’s good name or reputation.

g.       ISO-based Process Management

Since 1996/97 we have consistently applied the ISO-based quality management system and integrated it with the Malcolm Baldrige-based performance excellence criteria since 2001. Our application of the ISO and Malcolm Baldrige-based quality management system is aimed at establishing governance processes and performance through disciplined processes and orderly documentation to achieve process-based performance excellence in the company.

We have the following ISO certificates: ISO 9000: 2008 (quality management system – increasing customer satisfaction) since 1996/1997, ISO 9004:2000 (quality management system – performance improvement) since 2007, ISO 27000:2005 (quality management system – information security) since 2009.

In 2010, we redefined and redeveloped the scope of the ISO and Malcolm Baldrige application to align it with our ongoing organizational transformation. We are doing ISO surveillance and recertification in phases for the DCS, DIVES, DTF and DIVA and Malcolm Baldrige-based evaluation for the NETRE, UNER and UNES units.

h.       Corporate Planning Governance

Our corporate planning system is articulated in BoD Decree No. 74 year 2006. This corporate planning system is designed to provide guidance to our work units on formulating the corporate plan, and has the following objectives:  to ensure that corporate planning is systematic, easy, fast, organized, integrated, in line with the corporate vision and mission, and properly executed according to previous plans and facilitates evaluation and control during implementation.

The corporate planning model comprises three stages: First, aligning stakeholder expectations. Second, formulating the corporate strategy, and Third, developing the business plan.

First, aligning stakeholder expectations

This first stage in corporate planning involves identifying key stakeholders and analyzing their expectations.  Our key stakeholders are our shareholders, customers, employees, communities, government, and business partners. The analysis of the expectations of these key stakeholders informs the strategic planning process that will determine our corporate strategy and objectives. These expectations are related to the following: Shareholders: revenue, profitability, growth, business portfolio; Customers: product, time to market, delivery, quality, service, price, usage, availability; Employees: job security, remuneration, involvement, loyalty; Communities: concern for the environment; Business partners: compliance with regulations and tax. These expectations need to be aligned to ensure that they are in balance and do not conflict with each other.

Second, formulating corporate strategy

The formulation of the corporate strategy begins with the definition of the corporate vision and mission, which refers to stakeholder expectations, an analysis of internal capabilities and external factors. Once the corporate vision and mission is defined, the next step is to map the strategic objectives, which are set out in the CSS. The CSS represent the top of the planning hierarchy and is used as the main reference in formulating the corporate plan. The CSS is formulated on the basis of input/proposals from the Directorates with direction from the BOC & BOD. The CSS is expected to fulfill certain terms and conditions; among these it must be quantitative, measurable, realistic, understandable, challenging, hierarchical and obtainable. Among the references used in the formulation of the CSS are:

a.       A SWOT analysis (strengths, weaknesses, opportunities and threats) to identify internal strengths and weaknesses, business opportunities and competitive challenges;

b.       The business portfolio (corporate portfolio, product portfolio, Boston Window); and

c.        Market share/coverage, brand strength/equity

Our long-term strategy formula, known as the CSS, sets out the policies, programs and financial projections for the next 5 years. Each year, we review the CSS, taking into account internal and external change factors and articulating them in the Corporate Annual Message (CAM).

The mechanism for formulating the CSS can be explained briefly as follows:

a.       Formulation of draft strategy by the BoD;

b.       Intensive review by the BoC and the Risk Planning and Management Committee (KPPR);

c.        Discussion between the KPPR and technical management teams, which are represented by the Strategic Investment Unit and Corporate Planning Unit;

d.       Discussion between the BoD and BoC;

e.        Preparation of the final draft of the CSS by the Corporate Planning Unit and KPPR; and

f.        Approval by the BoD and BoC.

Third, developing the business plan

The CSS is translated into long-term and short-term business plans. The long-term plans contain objectives and work plans for the company for the next five years and are used in the formulation of the annual corporate objectives and work plan. The short-tem plans contain the annual corporate objectives and work plans and are used in the formulation of the RKAP.

The documents produced through our corporate planning process are as follows:

a.       CSS, the principal corporate planning document, containing our vision, mission objectives, corporate strategy, strategic initiatives, key policies and programs for the next five years;

b.       Group Business Plan  (GBP) or Master Plan (MP), the long-term corporate plan at the Directorate level, which is a translation of the CSS;

c.        CAM, the President Director’s directives regarding priority programs for the next year and used as a reference in the formulation of the work plans for the next one year;

d.       Managerial Work Plan (RKM), the work plan formulated as a translation of the Corporate Annual Message  (CAM), which is used in the formulation of the RKAP and is compiled for a period of one year;

e.        RKAP, the corporate work programs and budget for the next year; and

f.        Workplan and Budget (RKA), the work programs and budgets compiled for a period of one year by the operational Directorates, corporate functional units, corporate support units, business units, subsidiaries and foundations.

GCG guarantees and provides assurance for all processes, from the proper operation of strategic management to the continuous delivery of added value for the company, as well as avoidance of conflict with the interests of stakeholders. As noted earlier, GCG is the relationship not only between the shareholders (owners) and management, but also between the company and other stakeholders. On the other hand, strategic management is the process of establishing the vision, mission and objectives of the organization, the development of policy and planning to achieve the organization’s objectives and targets, and the allocation of resources for the application of such policies and plans. GCG and strategic management are therefore closely related and mutually reinforcing. GCG is essential part of the process of strategic management to achieve the organization’s objectives and of supervising performance to ensure that the interests of all stakeholders are taken into account.

Strategic management is the system used to translate our vision into a corporate strategy that is consistent with existing organizational functions. It can therefore be inferred that the relationship between corporate governance and corporate strategy is in the legitimacy and the confidence in the message delivered to the stakeholders, that all the company’s activities and results have been accomplished through a fair and optimal process. Moreover, whatever the company does is in compliance with the relevant rules, values and expectations. The mechanism for formulating our corporate values will be achieved in future also properly and ethically in line with the interests of all stakeholders. Legitimacy and good relations will attract trust from investors, creditors, strategic partners and the public, which is essential for the formulation of our corporate values. In other words, without GCG, our strategy would be meaningless and non-sustainable.

i.         IT Governance

As we operate in the information business, we strive to maximize our use of technology in the management of our company. By 2009 almost all points in our corporate value chain had been integrated into the information technology network. Apart from operating the network for all production equipment infrastructures, all important aspects of management such as finance, logistics, and human resources including services to employees, customer supplies and other stakeholders are using our information technology network.

Our management believes that the broad-based deployment of IT in the company will have an immediate positive impact on the application of GCG, because in addition to supporting the basic principles of transparency, accountability, responsibility, independence and fairness, it will also facilitate communication, supervision and enforcement.

The establishment of general IT controls and application controls through a risk assessment has contributed to the deployment of IT as a supporting factor and an instrument to facilitate our business both now and in the future.

The IT governance management framework refers to Control Objectives for Information and related Technologies (“COBIT”), which is articulated in our policy on Information Security Systems (KD 57/year 2008), which covers:

a.       Information, data/information processing systems, networks and supporting facilities are information assets which are critically important for TELKOM;

b.       An information security system to assure information integrity and assets, in order to protect our competitive value, cash flow, profitability, legal compliance and commercial image;

c.        An information security system covering risk assessment, security assessment, legal and regulation compliance and business requirements; and

d.       Information security systems can be implemented successfully through a shared understanding, control, monitoring and evaluation of the policy implementation.

The following are some examples of IT governance practices in our operation:

a.       User Access Review, At the operational level, users’ right of access to each information system application is determined by their authority, as stated in the Distinct Job Manual (DJM) and any changes that occur as a result of changes in the application, changes in the organization, transfer or retirement of employees and so on are periodically evaluated to ensure their security;

b.       Password Management, To prevent misuse of applications at the operational level, passwords must be changed regularly using the standard password provisions,  and the misuse of passwords is a fundamental disciplinary violation that is subject to sanctions as regulated in the corporate policy (KR 30/year 2007);

c.        Audit Log/Audit Trail, In IT management, each application must have the capacity to store every transaction or event. This is intended to guarantee the accountability of the information system, so that each event can be traced and the sequence of events can be established for the purpose of detecting or auditing fraud, preventing undesirable events, rectifying errors and as feedback/input for the improvement of the system; and

d.       End User Computing, At the operational level the use of independent applications on each user’s computer must be managed and regulated in accordance with the end user computing standards stipulated by the Company.

In 2010, we won a SOEs Award for the Best SOEs IT, for which our performance was assessed in terms of customer relations and networking.

j.         e-Procurement

Pursuant to our commitment to implementing GCG and our Integrity Pact, we manage procurement and partnership processes consistently on the basis of transparency, accountability and fairness. Since 2004, our procurement tenders have been held electronically through an e-auction system using the “Jalintrade” software. Using this application, the tender and negotiation processes are entirely computer-based, making them fair and transparent.

We are continually improving the quality of e-procurement. The main benefits of the system are, among others: the speed of the tender process; electronic selection of tender participants according to the conditions stipulated; electronic selection of the winner and other benefits related to the increasing quality of the proofs, a reasonable price, fairness, transparency and the absence of any intervention.

In 2010, we held 780 e-auctions for the procurement of goods and services.

k.       HR Competency Development

According to our GCG framework, HR competencies and capabilities are an important element that must be taken into account in embedding GCG practices. We cannot derive maximal results from our policies and processes, no matter how well designed they are, if the people who apply them are not sufficiently professional.

Our human capital management is competency-based. During 2010, its implementation has been aligned with our transformation to TIME: our HR policies and master plan are constantly adjusted to ensure that HR management is aligned with business management. Activities included the following:

1.       Evaluation and revision of the competency directory to bring it into alignment with the TIME business portfolio;

2.       Adjusting the proficiency levels of each competency in line with our organizational transformation;

3.       Carrying out a competency assessment;

4.       Developing HR policies and processes appropriate to the TIME business portfolio in relation to: HR planning, recruitment and selection, HR performance measurement, remuneration, competency development, career development and the retirement program.

l.         Knowledge Management

We have applied Knowledge Management since 2004 and reinforced it with corporate policy No.KD.27/PS100/COP-F0033000/2007 dated May 22, 2007 regarding knowledge management (KM) in TELKOM, with the objective of improving our performance. In view of the competition in the information and telecommunications industry, the emphasis is more on optimizing human resource management through exploring the creative and innovative potential of individuals, groups, units and the organization.

At present, all our employees have the opportunity to contribute their ideas, experience, knowledge and learning in writing, which we manage through our knowledge management system known as KAMPIUN. Employees can share knowledge with their colleagues by uploading and downloading through this system, through which it is hoped that they can find solutions to various job-related issues and problems. KAMPIUN also serves as a data bank or repository of knowledge to broaden employees’ horizons and knowledge, which will ultimately drive productivity and improve the quality of our work.

We can be said to be a pioneer in the application of knowledge management in Indonesia and continually strive to improve and expand such application.

Since the President Director announced that TELKOM is “Transforming to the Knowledge Enterprise Model” in 2008, the integrated application of knowledge has supported the execution of the business processes in all units of our organization. This earned us the top award in the Most Admired Knowledge Enterprise (MAKE) contest at the national level and a finalist at the Asia regional level.

Referring to the knowledge enterprise framework conceived by TELEOS in the Most Admired Knowledge Enterprise awards, we have gone on to strengthen our knowledge management by focusing more on strengthening leadership and corporate values. This covers several areas, including strengthening a culture of innovation, intellectual capital, knowledge sharing, organizational learning and customer knowledge.

In the MAKE framework, Senior Leaders play a very important role in supporting company performance by creating a climate and culture of collaborative knowledge sharing that is conducive to achieving sustainable business growth.

In 2010, we developed a corporate university, which is an educational institution  designed to help the company achieve its vision and mission through knowledge management by learning methods that are focused on supporting the needs of the business and the development of employee competencies.

We also updated or improved the quality of our internal portal as a medium for internal sharing of information and knowledge related to all our activities: corporate activity, policy, work programs and the latest reports, which are updated in real time and are online and accessible to all employees.

m.      Consumer Protection

In line with our mission to provide excellent service, convenience, quality products and competitive pricing, we need to stay in contact with our customers. We believe that efficient, proactive communication plays an important role in sustaining the Company as a going concern as well as ensuring that quality remains up to standard. With respect to upholding after-sales service standards, we have made a commitment to give fair compensation by applying a service level guarantee (SLG). This commitment is articulated in KD DIRJASA No.C.tel.1758/YN000/JAS-53/04 year 2004 and KD ND.C000 No.C.Tel.18/4N000/KNS-24/06 year 2006.

To ensure the protection of consumers and prospective customers, we guarantee our service through the following measures, among others:

1.       Guaranteeing the quality and safety of our products and services by ensuring that decision making processes in the deployment of products/services comply with product/service development standards (STARPRO) and the 8 Internal Capabilities (“IC”) analysis, which are applied before the products/services are offered to customers and the public;

2.       Upholding the principle of producing high quality products and services that can deliver maximum benefits and contribute to economic growth;

3.       Consistently maintaining ethical standards in product sales (direct sales) and promotion;

4.       Applying ethical advertising practices, taking into consideration the rules on advertising ethics in Indonesia;

5.       Ensuring that the public has easy access to products and after-sales service;

6.       Supporting healthy competition principles and practices; and

7.       Maintaining a customer satisfaction orientation.

n.       Relations with Stakeholders

We have established a culture and set of values that are inspired by stakeholder values, including the norms and principles of good corporate governance. The stakeholder values we have identified are as follows:

STAKEHOLDERS	STAKEHOLDER VALUES
Customer	- Level of product/service satisfaction
- Accuracy and transparency of billing and operations
- Guarantee of product/service sustainability
Shareholders	- Always paying a dividend to shareholders
- Ongoing upward trend in share price
- Always adapting to new environments
- Winning in the market and always ready for the competition
- Sustained growth in financial performance
- Guaranteeing good governance in the expansion of the business
- World class management practices
Employees	- Employee welfare
- A good place to develop a career
Government	- Compliance with government regulations
- Tax transparency and compliance
- Being a role model for SOEs
- Contributing to increasing GDP
Competitors	- Fair business competition
- Mutually supportive business partnerships
- Sharing resources to control costs
Investors and Financial Community	- Transparent reporting
- Reliable financial statements
Public	- Employment opportunities
- Economic multiplier effect
- Making a positive impact on society

GCG EVALUATION

To ascertain our GCG performance, we undergo an annual assessment by the Indonesian Institute for Corporate Governance (“IICG”), an independent GCG rating institution in Indonesia. Between April and November 2010, IICG conducted research and a corporate governance rating perception index of public companies (issuers), SOEs and other, non-issuer and non-SOE companies, and finally singled out a few companies (including TELKOM). We were once again declared the Most Trusted Company 2010 in line with the theme of the 2010 GCG evaluation, “GCG as Culture.”

The Corporate Governance Perception Index (“CGPI”) evaluation comprised four stages, with each given a different weighting:

1.       Self assessment: Companies were asked to complete a questionnaire in line with the GCG evaluation theme;

2.       Review of documents: Companies submitted policies, procedures and other evidence demonstrating their application of GCG;

3.       Evaluation of papers and presentations: Companies prepared papers describing their GCG activities in line with the evaluation theme and presented them to the jury; and

4.       Observation: The jury visited TELKOM to conduct question and answer sessions, observe and study on site to confirm the application of GCG in the company with reference to the results of the self-assessment, document review and paper assessment

As nominees we are also frequently selected for observation by GCG ratings institutions since we are considered to represent a benchmark or role model for other companies. Some of our achievements with respect to GCG evaluation are as follows:

1.       Awards received from Finance Asia Magazine on July 21, 2010, in the “Best Managed Company”, “Best Corporate Governance”, “Best Investor Relations”, “Best Corporate Social Responsibility”, and “Most Committed to a Strong Dividend Policy” categories;

2.       An award from Business Review Magazine and the Indonesian Institute of Corporate Directorship (IICD) for “The Best GCG, Non Financial Sector”;

3.       Runner-up for the “Best GCG in a SOE” award from the  BUMN (State-Owned Enterprise) Awards;

4.       A Corporate Governance Award for  “The Best Rights of Shareholders”; and

5.       Achieved the highest award in “Indonesia’s Most Trusted Companies” based on the results of the GCG assessment by independent institutions the Indonesian Institute for Corporate Governance (IICG) and SWA Magazine, with a rating of  “Highly Trusted”.

CORPORATE SOCIAL RESPONSIBILITY

Our CSR strategy and policy is integrated under BoD Decree Number 41/PR000/SDM-20/2006. This decree provides the foundation of our CSR management, ensuring that it is implemented in line with our corporate vision and mission; complies with the applicable laws and regulations, specifically Article 74 of Law No. 40 Year 2007 regarding Limited Liability Companies, which governs Social and Environmental Responsibility and is consistent with the prevailing norms of society.

We have categorized our CSR activities into seven pillars:

1.       Education  activities are aimed at improving the quality of education as well as skills, knowledge and attitudes of our stakeholders (the public and the TELKOMGroup family). Activities include Bagimu Guru Ku Persembahkan, i-CHAT and TELKOMIndigo;

2.       Health  activities are intended to raise the quality of health of our stakeholders. Activities include “Community Health Assistance” under our Community Development Program;

3.       Culture of Civility activities are intended to enhance and nurture culture, the arts, sports, spiritual activities and other community activities as part of our implementation of Good Corporate Citizenship values. Activities include “Bantuan Sarana Ibadah” under our Community Development Program;

4.       Partnership  covers activities related to strengthening mutually beneficial partnerships with third parties that may or may not be related to our core business. Activities include the “Partnership Program” with Small and Micro Enterprises;

5.       Public Service Obligation improves services to the public in the realm of telecommunications facilities and infrastructure. Activities include “Mudik Asyik” and “Bantuan Sarana Umum” under our Community Development Program;

6.       Environment  activities are aimed at enhancing the quality of our internal and external environment in order to create a harmonious relationship between us and our surroundings. Activities include “Bantuan Pelestarian Alam” under our Community Development Program and

7.       Disaster and Rescue provides assistance and relief in natural and humanitarian disasters. Activities include “Natural Disaster Relief” under our Community Development Program.

Of all these seven pillars, our CSR implementation is focused most intensively on information technology and communication education programs. Nevertheless, we continue to carry out our CSR programs on public health, culture, partnership, humanitarian assistance, public service, and environmental conservation alongside this primary focus.

We will continue to pursue our efforts to fulfill our responsibility to stakeholders for the sake of a better future.

Bagimu Guru Ku Persembahkan (Dedicated to my Teacher)

Our CSR activities are helping to create a more visionary generation through our "Bagimu Guru Ku Persembahkan" program. This program, which has been running for the last four years, is one of our initiatives aimed at bringing higher quality to the world of education.

Participants hope that the “Bagimu Guru Ku Persembahkan” program, a cooperation between TELKOM and the Republika daily, will continue to run in future years. For teachers, developing quality education is a noble calling, and all educators carry this expectation on their shoulders. For our part, we hope that the participants will be able to take on board all the materials delivered, because as role models, teachers must be able to inspire both their students and others in their environment.

“Bagimu Guru Ku Persembahkan” is a tangible and fundamental expression of our concern for the world of education. Our CSR is focused on education, and teachers are its pulse. The three objectives of the “Bagimu Guru Ku Persembahkan” program are to:

-       give teachers new knowledge, in the expectation that it will have a positive impact on improving education in Indonesia;

-       extend the training areas to secondary cities and

-       expanding the community of teachers who have undergone training.

During 2010, a total of 445 teachers took part in the “Bagimu Guru Ku Persembahkan” program. Trainings were held at 7 venues: Bekasi, Kuningan, Klaten, Bandung, Kebumen, Serang, and Kudus.

The training is interactive so that the teachers can ask questions directly to the facilitators.

Indonesia Digital Community (Indigo)

We are changing the direction of our business from infocomm to TIME. We have already visualized this change in a more dynamic, friendly and modern new logo. At the same time we have reinforced this expansion of our business strategy with the development of digital creative content, by facilitating and cooperating with creative partners and communities throughout Indonesia. We execute this strategy through a program platform known as Indigo.

Indigo is a TELKOMGroup program aimed at growing digital creativity through cooperation with various communities. The development of the creative industry is part of our long-term strategy to build and foster dynamism in the ecosystem of the digital communications infrastructure, services, applications, and content industries. The Indigo strategic initiative was launched in 2007 as a means of facilitating the creative community in Indonesia to take advantage of digital technology to build a thriving industry that will contribute to the national economy.

Through Indigo, we position ourselves as a provider of tools and facilities that can be used by the creative industry, so that together, we can grow the market for digital creative products in Indonesia.

Indigo Awards

TELKOMGroup holds the annual Indigo Awards to show our appreciation for our own digital music industry, which is not only thriving but also benefitting both the public and the environment. The 2010 Indigo Awards culminated in an event held on December 8, 2010 at the Jakarta Convention Centre, which was broadcast live on ANTV and featured such well-known artists as Afgan, Ungu, Tompi and Wali Band.

The theme of the 2010 Indigo Awards was “When We Create in Symphony”. Through this event, the TELKOMGroup wanted to show our appreciation for the work of our own people by upholding Intellectual Property Rights (IPR), which can be protected through digital media by Digital Right Mechanism (“DRM”) technology.

The Indigo Music Awards are presented to individuals in Indonesia’s music industry who have played a part in driving the growth of the domestic digital business. The judging is based on public appreciation through the use of Ring Back Tones (RBT) and full track download, the quality of the musical compositions, and their popularity through TV and radio airplay. Among the judges on this year’s Indigo Awards jury were Bens Leo, Deni Sakrie, Tompi, and others. The jury’s assessment placed the nominees in various music categories for the public to vote by SMS.

The jury selected the 18 best compositions out of hundreds of entries from several genres of music. What makes the Indigo Music Awards different from other awards is that it gives recognition to the Best Digital Talent and Best Social Media.

2010 Indigo Award Winners in each music category:

No.	Category	Winner
1	Best Male Artist	Afgan Syah Reza
2	Best Female Artist	Agnes Monica
3	Best Band/Duo	Ungu
4	Best New Artist	Killing Me Inside
5	Best Jazz	Java Jazz
6	Best RAP/RnB/Hip Hop	Bondan & Fade 2 Black
7	Best Dangdut	Ridho Roma
8	Best Indie	Killing Me Inside
9	Artist of The Year	Agnes Monica
10	Song of The Year	Karna Ku Sanggup/Andy Riyanto/Agnes Monica
11	Best Social Media Artist	Sherina
12	Best Digital Video Talent	Sinta Jojo
13	Best Label	Nagaswara
14	Most Innovative Label	Falcon
15	Lifetime Achievement Award	Bimbo
16	Best Digital Music Male Artist	Anang
17	Best Digital Music Female Artist	Bunga Citra Lestari
18	Best Digital Music Band/Duo	Wali

Indigo Fellowship 2010

Encouraged by the success of the first Indigo Fellowship competition in 2009, the TELKOMGroup held the Indigo Fellowship again in 2010. Following its launch by our Director of IT & Supply, Indra Utoyo, on May 26, 2010, the Indigo Fellowship Program attracted considerable interest from the public and in particular from the digital creative community in this country. Compared to last year, the program has grew, both in terms of the number of participants and the quality of the work submitted.

The winners in each Indigo category were announced on December 8, 2010, TELKOM’s 154th anniversary. As well as the Indigo Fellowship, winners of the Indigo Fellows awards, TESCA (TELKOM Smart Campus Awards), and awards for achievement in the music community were also announced as part of the 2010 Indigo Awards 2010.

The Indigo Fellowship program is aimed at supporting the development of digitalpreneurs who will grow the domestic creative industry by disseminating, selecting and incubating startup businesses at various levels,  while at the same time ensuring a link and match with the growth framework of the ICT creative industry. This is expected to create synergies and turn into a creative business that can be a driver for the national economy.

The theme chosen for the 2010 Indigo Fellowship program was “Digitalpreneurs for National Character Building”. Our hope is that the Indigo Fellowship program will uncover new players in the digital creative business whose will eventually grow and thrive. This program combines the development of creative ideas and the development of creative inventions.

2010 Indigo Fellowship completion categories for creative inventions:

1.       Consumer Content & Application: digital inventions in the form of content or applications aimed at end consumers;

2.       Enterprise Content & Application: digital inventions in the form of digital applications or content aimed specifically at enterprise customers;

3.       Small & Medium Company Content & Application: digital inventions in the form of applications or content aimed specifically at SME customers; and

4.       Rural/Maritime Content & Application: digital inventions in the form of applications or content aimed at supporting development in rural or coastal communities.

The following are the Indigo Fellowship Winners:

Category	No.	Name	Creation
Consumer C&A	1	Aswin Utomo	AdaDiskon
	2	Adhicipta R Wirawan	Animo
	3	Wisnu	Ngomik
	4	Vincentius Hening	Football Saga
Enterprise C&A	1	David Santoso	Bee, Software ERP Cross platform
	2	Setiabudi	Meta Care, Healthcare Management System Solution
	3	Eka Djatnika	Simzaki, Zakat Management System Application
Rural C&A	1	M Ali Fauzi	Paddy, SMS-based Marketing Information Center for marketing unhusked rice in East Java
	2	Andri Yadi	Port map, Port Management Portal
SME C&A	1	Lelya Kertopati Kenzari	HiQuMMS, High Quality Multimedia System
	2	Jonatan Sofian	Smart Sisfo Kampus
	3	Hanif Dinada	Infokes, Health Information and Monitoring
	4	Lelya Kertopati Kenzari	i-So ComMIIT, Intelligent Solution for Comprehensive Medical Information System
	5	Ketut Kartika	Dimata Hanoman, Online Hotel Reservation & Management System
	6	Virgo Lazarus Pehulisa Tarigan	Score V, Balanced Scorecard Execution Software

Indigo Fellows 2010

As part of the Indigo Awards, the TELKOMGroup collaborated with Warta Ekonomi Magazine to reward Indigo Fellows who have shown passion, creativity and originality, and have made a significant impact, both socially and business-wise, on the development of the digital-based creative industry in Indonesia.

These awards represent the desire, on the part of both the TELKOMGroup and Warta Ekonomi, to make the country’s creative industry more dynamic, to provide a stimulus to the community to develop the creativity and prestige of the creative industry, to create awareness about intellectual property rights as the key to developing added value for the creative industry, and to establish benchmarks for the digital-based creative industry to motivate entrepreneurs to improve their performance. 2010 marked the second year of the Indigo Fellows.

After much deliberation, and taking into consideration the results of the discussions with the 2010 Indigo Fellows finalists, the Jury, comprising Richard Mengko; Harjanto Prabowo, Rector of Bina Nusantara University; Indra Utoyo, TELKOM’s Director of IT & Supply; Irfan Tachrir, Telkomsel’s VP of International Roaming Synergy & Partnership and Sapto Anggoro, Director of Detik.com, announced the following as the winners of the 2010 Indigo Fellows:

1.       Digital Creator: Oskar Riandi

2.       Digitalpreneur: Adi Sasongko

3.       Digital Academic: Dimitri Mahayana

4.       Digital Creative Promoter: Itoc Tochija

5.       Digital Community Fellow: Hari Sungkari

6.       Young Inspiring Creator: Adi Panuntun

I Can Hear and Talk (i-CHAT)

The i-CHAT application and portal is one of the ways in which we are realizing our Corporate Social Responsibility commitment, and it is part of the Bagimu Guru Ku Persembahkan program which is aimed at building the capacity of teachers in Indonesia. The i-CHAT application was launched by our CEO, Rinaldi Firmansyah, in April 2010.

The impetus to create technology for people with special needs was based on our belief that communications and information technology offers enormous benefits for all communities of people, even or especially those with special needs. These benefits can improve the quality of life of all people in Indonesia.

The i-CHAT application and portal were developed by TELKOM’s Research Development Center, spurred on by a passion to accelerate and broaden  public participation in finding solutions for the problems faced by the deaf community, and in particular problems related to their language abilities.

Since it was launched, i-CHAT has been rolled out in a series of phases. The first phase was launched in Bandung, Yogyakarta, Semarang, Surabaya and Denpasar, with the second in Medan, Palembang, Balikpapan and Makassar. Now, there are some 69 Special Schools in Phase I and 17 in Phase II that have been introduced to i-CHAT. We plan to begin active dissemination and implementation again in February 2011, targeting more cities all over Indonesia.

To find out how effectively this application is being used and whether it is having any benefit, we conducted a survey. From the results of our telephone survey of 40 teachers, we learned that the application is working effectively as a learning tool that is having a positive impact on students’ motivation. Because it makes the learning process more exciting and more visual, they are more interested. The i-CHAT Application Team plans to visit Special Schools that are already implementing the application to get a clearer picture of how effective it is in these schools.

Speedy Tour D’Indonesia

One of our CSR initiatives is the ‘Speedy Tour D’Indonesia’ cycle race. The Speedy Tour D’Indonesia is co-organized with the Indonesian Sport Cycle Association (“PB ISSI”), the organization responsible for developing the sport of cycling in Indonesia. Covering a route from  Jakarta to Denpasar, the road race has 8 stages: West Java, from Bandung to Cirebon; Central Java, to Pekalongan, Semarang, and Yogyakarta; East Java, from Madiun to Surabaya and Bali, from Gilimanuk to Denpasar.

The Speedy Tour D’Indonesia is now a fixture on the Union Cycliste Internationale (“UCI”) calendar and is the nation’s biggest touring race. Now in its third year, the Speedy Tour D’Indonesia is part of our commitment to encourage the development of sports in Indonesia, particularly cycling. The 2010 Speedy Tour D’Indonesia took place between October 24, 2010 and November 3, 2010, covering a distance of 1,423.3 km and attracting 19 teams from 8 countries: Indonesia, Malaysia, Iran, Singapore, Australia, Philippines, Sri Lanka and Netherlands.

Mudik Asik

In 2010, more than 4,000 family members of TELKOMGroup partners, front liners and roadside outlets, took advantage of the opportunity to ‘Mudik’ (return to their hometowns for the Idul Fitr holiday) free of charge. This event is organized annually by TELKOM and our subsidiaries.

Like last year, the free Mudik  was held simultaneously in Jakarta and Surabaya. The TELKOMGroup provided 125 buses, 85 of which departed from Senayan’s East Parking Lot in Jakarta, while the rest left from Surabaya. The annual mass Mudik  program is an opportunity for our customers and partners to get a safe, free passage home.

In addition to being a show of our appreciation for our customers and partners, the mass Mudik  program is also a response to the government’s appeal for people not to make the journey home by motorcycle, which apart from being tiring makes motorcyclists more vulnerable to accidents. The Mudik  destinations include cities in West Java, Central Java and East Java, including Cirebon, Tasikmalaya, Kebumen, Yogyakarta, Solo, Semarang, Malang and Surabaya, as well as a few towns in Sumatra.

Those taking part in the TELKOMGroup mass Mudik  included our sales force, independent and roadside outlet operators,outlet TELKOM and internet outlet employees, TELKOMVision and Infomedia front liners, and Plasa TELKOM front liners.

As well as a free journey on an air-conditioned bus, each traveler received a bag containing a T-shirt, cap, Flexi voucher, umbrella, fan and drinks and snacks. The 2010 TELKOMGroup mass Mudik  program is our way of treating our customers and partners to a safe and comfortable journey home.

TELKOMPeduli and TELKOMGroup Coordination Posts (POSKO) 2010

We also demonstrated our concern for those travelling home for the holidays by establishing 2010 POSKO TELKOMPeduli and TELKOMGroup Posko, or coordination posts, on major routes and at strategic locations such as airports, terminals, stations, ports and tourist attractions. There were six TELKOM Posko and four TELKOMGroup Posko (Telkomsel, TELKOMVision/YesTV, Flexi, Infomedia and Speedy). In addition, Telkomsel independently operated 802 Telkomsel Siaga Posko throughout Indonesia.

2010 TELKOMPeduli and TELKOMGroup Posko locations included the Port of Bakauheni, Port of Merak, the Km 57 Rest Area on the Cikampek toll road, Mosque Baitul Amanah Rajapolah, Mosque Darusallam Indramayu, Kampung Kopi Banaran, Mosque Fairus Batang, SPBU Margasana Purwokerto, RM Duta 1 Madiun and Pantai Pasir Putih Situbondo.

In line with the chosen theme, “Mudik Asik Bersama TELKOMGroup” (A Pleasant Journey Home with the TELKOMGroup), we took various measures to improve the quality of our services, including working with Yamaha to improve facilities and safety for travelers using Yamaha motorcycles. We hope that through this cooperation, safety for those traveling by motorcycle was enhanced.

The 2010 TELKOMPeduli and TELKOMGroup Posko had various facilities and conveniences for travelers, such as toilets, prayer rooms, air-conditioned lounges, massage and reflexology, vehicle checks and first aid facilities.

In addition, travelers could also take advantage of various TELKOMGroup services, such as Flexi and Telkomsel vouchers and starter packs, maps, Mudik  information (telephone numbers of public services: Police posts, hospitals, restaurants, places of worship and gas stations) and information about road/traffic conditions.

The 2010 TELKOMGroup Mudik Bersama is our way of maintaining good relations with our customers, partners and the general public.

POSKO MUDIK MAP

West Java Area  Posko

Posko locations: Mosque Baitul Amanah in Raja Polah, Tasikmalaya and Rumah Makan Kalijaga in Cirebon.

Central Java Area Posko

Posko locations: SPBU Margasana Jl. Rawalo in Purwokerto, Mosque Al Fairus in Pekalongan, and Taman Rekreasi Kopi Banaran.

East Java Area  Posko

Posko locations: Rumah Makan Duta Ngawi, Jl. Ry Ngawi Solo Km 7 in Ngawi and Rumah Makan Surya, Jl. Ry Pasir Putih in Situbondo.

Rest Area

Locations: Rest Area Cikampek KM 57 and Port of Bakaheuni, Lampung.

Standard Public Facilities

-      Air-conditioned lounge

-      Electric massage chair

-      Digital blood pressure check

-      First aid

-      Warm towels

-      Fast-breaking snack (ta'jil) and water

-      Tire pressure check and compressed air

-      Prayer room and toilet (with Mosque Itjeu facilities)

Santri Indigo

In 2010 we collaborated with the Republika daily to organize Phase II of the Santri Indigo CSR Program. For this phase, Santri Indigo was packaged as an internet training program, “Digital Broadcasting Media”. A total of 377 santris  (religious scholars) took part, accompanied by ustadz  (religious teachers) from various pondok pesantren or religious boarding schools.

Santri Indigo encourages the Muslim community, and in particular santris  and ustadz, to use the internet for religious propagation. The santris  are trained to make weblogs, taught good writing techniques, given IT perspectives, and various motivational talks by experts. For the internet training, we brought in trainers from a wide variety of backgrounds, including bureaucrats, information experts, academicians, media professionals and practitioners, such as Asep Nurzaman (Republika’s East Java Bureau Head), Diki Chandra (Bupati of Garut), Dr. Basyir Akhmad (Mayor of Pekalongan), Ibu Suaida Lubis (Academician and youth activist), Indra Utoyo (TELKOM’s Director of IT & Supply), Ramaditya Adikara (Journalist & Game Music Composer) and Selamat Ginting (Republika).

We anticipate that the knowledge acquired through this training will be transferred to other in the pesantren community. The participants can also access a range of content (games, educational material, music and animations) through the Indigo website at www.pasarkreasi.com and take part in the Indigo community. We also present Indigo Fellowship and Indigopreneur awards every year to high-achieving members of the community.

Training took place in six cities:

1.     Yogyakarta, at the Pondok Pesantren Krapyak

2.     Bekasi, at the Pondok Pesantren At-Taqwa Putra Pusat

3.     Pekalongan, at the Pondok Pesantren Modern Alquran Buaran

4.     Ponorogo, at the Pondok Modern Darussalam Gontor

5.     Purwokerto, at the Pondok Pesantren Al – Ittihaad

6.     Garut, at the Pondok Pesantren Keresek Cibatu

Partnership Program and Community Development Program

As a State-owned Enterprise we are committed to executing our Good Corporate Citizenship role by partnering small enterprises through our Partnership Program, and through our Community Development Program. The Partnership is aimed at driving economic activity and growth, creating job opportunities and business opportunities for communities. The main objective of the Community Development Program is to empower and improve socio-economic conditions in the communities in and around which we operate.

The Partnership and Community Development Program (“PKBL”) is our implementation of Regulation of the Minister of SOEs Number: PER-05/MBU/2007 dated April 27, 2007 regarding Partnership Programs between SOEs and Small Enterprises and Community Development Programs.

Table Aid Funds Distribution of Partnership Program in 2010

Loan Disbursement	Total
- Commerce Sector	138,921,520,000
- Services Sector	60,476,245,000
- Industry Sector	46,609,600,000
- Agriculture Sector	15,858,600,000
- Animal Husbandry Sector	9,176,150,000
- Fishery Sector	7,026,600,000
- Others Sector	3,962,000,000
- Plantations Sector	1,742,400,000
Regular Loan Amount	283,773,115,000

In 2010 the Partnership Program disbursed a total of Rp283.8 billion to 9,918 development partners in all provinces in Indonesia. At the same time we distributed Rp27.4 billion through the Community Development Program for a total of 1,444 instances of assistance.

Table Distribution of relief funds the Community Development Program

Distribution Program	Total
Help Education and or Training Assistance	9,892,225,274
Worship Facilities Assistance	5,549,181,980
Development of Infrastructure and Public Facilities	3,490,150,000
Health Improvement Assistance	2,750,968,750
Environmental Conservation	2,021,018,000
BUMN Care	2,000,000,000
Help Victims of Natural Disasters	1,726,869,298
Total Community Development Assistance	27,430,413,302

Table of Number of Objects Assistance in 2010

Regions	BBA	BPP	BKM	BSU	BSI	BPA	BBP	Total
CD Central	95	179	60	82	169	14	1	600
CD Sumatera Area	—	40	14	13	45	9	—	121
CD DKI Jakarta Area	—	24	6	23	26	7	—	86
CD West Java and Banten Area	—	53	27	11	41	7	—	139
CD Central Java & DIY Area	—	73	10	46	38	2	—	169
CD East Java Area	—	35	21	7	32	13	—	108
CD Kalimantan Area	—	40	4	22	28	7	—	101
CD Area of Eastern Indonesia	—	34	6	28	47	5	—	120
Total	95	478	148	232	426	64	1	1,444

Remarks :

BBA        : Assistance to victims of natural disasters

BPP         : Improving Community Education and Training

BKM       : Improving Public Health

BSU        : Building Community Infrastructure and Facilities

BSI          : Improving Religious Activities and Community Worship Facilities

BPA        : Nature Conservation

BBP        : SOE Charity

CORPORATE DATA

SENIOR MANAGEMENT

Eddy Kurnia

Head of Corporate Affair

Tjatur Purwadi

Head of Internal Audit

David Burke

EVP Strategic Investment & Corporate Planning

Honesti Basyir

VP Strategic Business Development

Eddie Wibawa

VP Business Portfolio & Synergy

Budhi Santoso

VP Business Performance Evaluation

Ahmad Kordinal

VP Corporate Office Support

Agina Siti Fatimah

VP Public and Marketing Communication

Herdy Rosadi Harman

VP Regulatory Management

Johni Girsang

VP Product Owner Audit IA

Mohammad Nuhin

VP Delivery Channel Audit

David Bangun

VP Infrastructure & Service Planning

Anie Sulistiani Soendjojo

VP Network Operation

Syarif Syarial Ahmad

VP Wholesale

Budi Siswanto

VP Enterprise

Arko Maryono

VP Business Development

Sutoto

VP Supply Planning & Control

Judi Rifajantoro

VP IT Strategy & Governance

Judi Achmadi

VP Service Strategy and Tariff

Teddy Tedja Permana

VP Legal & Compliance

Michael Gatut Awantoro

VP Business Effectiveness

Ikhsan

OVP Risk Management

Djaka Sundan

VP Organization Development

Wien Aswantoro Waluyo

VP Industrial Relation

Sofyan Rohidi

VP HR Policy

Martinus Wisnu Adji

VP Financial & Logistic Policy

Teguh Wahyono

VP Management Accounting

Ofan Sofwan

VP Treasury Management

Sunarto

VP Financial Accounting

Agus Murdiyatno

VP Investor Relation

Syamsul Bahri

VP Asset Management

Teni Agustini

VP Commerce and Customer Care

Arief Musta’in

VP Product Management

Tri Djatmiko

EGM West Consumer Service Division

Sukardi Silalahi

EGM East Consumer Service Division

Slamet Riyadi

EGM Business Service Division

Abdus Somad Arief

EGM Enterprise Service Division

S.P. Natigor Sitorus

Acting EGM Carrier & Interconnection Service Division

Edy Irianto

EGM Telecommunication Infrastucture Division

Muhammad Awaluddin

EGM Access Division

Joddy Hernady

EGM Multimedia Division

Mas’ud Khamid

EGM TELKOMFlexi Division

Otong Iip

SGM Finance Billing and Collection Center

Nilawati Djuanda

SGM Maintenance Service Center

Mustapa Wangsaatmadja

SGM Research & Development Center

Halim Sulasmono

SGM Information System Center

Sri Heribowo G Iman Tidarto

SGM Supply Center

Alini Gilang

SGM HR Center

Tonda Priyanto

SGM Learning Center

R. Gatot Rustamadji

SGM Community Development Center

Deddy Kurniadi

Head of Management Consulting Center

Freddy Triany

Project Management Office Coordinator

Addresses and Contact Details

Corporate Head Office

Jl. Japati No. 1

Bandung 40133

Tel. : (62-22) 452 1108, 452 7252

Fax. : (62-22) 720 3247

Investor  Relations

Gedung Grha Citra Caraka, 5th Floor

Jl. Jend. Gatot Subroto No. 52

Jakarta 12710

Tel. : (62-21) 521 5109

Fax. : (62-21) 522 0500

Consumer Service Division – Western Region

Gedung Grha Citra Caraka, 10th Floor

Jl. Jenderal Gatot Subroto No. 52

Jakarta 12710

Tel. : (62-21) 521 5100

Fax. : (62-21) 526 5400

Consumer Service Division – Eastern Region

Jl. Ketintang No. 156

Surabaya 60231

Tel. : (62-31) 828 6000, 828 6250

Fax. : (62-31) 828 6080

Business Service Division

Jl. Letjend S. Parman Kav. 8, 2nd Floor

Jakarta Barat 11440

Tel : (62-21) 564 6500, 565 1700

Fax. : (62-21) 565 2800

Access Division

Gedung Grha Citra Caraka, 7th Floor

Jl. Jenderal Gatot Subroto No. 52

Jakarta 12710

Tel : (62 – 21) 529 0348, 520 3939

Fax. : (62 – 21) 522 1300

Infratel Division

Gedung Grha Citra Caraka, M Floor

Jl. Jenderal Gatot Subroto No. 52

Jakarta 12710

Tel. : (62-21) 522 1500

Fax. : (62-21) 522 9600

Enterprise Services Division

Gedung Chase Plaza, 22nd Floor

Jl. Jenderal Sudirman Kav.21

Jakarta 12910

Tel. : (62-21) 386 6600

Fax. : (62-21) 386 8400

Corporate Customer Unit

Menara Multimedia, 2nd Floor

Jl. Kebon Sirih Kav. 10-12

Jakarta Pusat 10110

Tel. : (62-21) 386 6006

Fax. : (62-21) 380 5800

Multimedia Division

Menara Multimedia, 17th Floor

Jl. Kebon Sirih No. 12

Jakarta Pusat 10110

Tel. : (62-21) 386 0500

Fax. : (62-21) 386 0300

TELKOMFlexi Division

Grha Flexi

Jl. Kebon Sirih Raya No. 36

Jakarta Pusat 10110

Tel. : (62-21) 344 7070

Fax. : (62-21) 344 0707

Maintenance Service Center

GKP TELKOM, 4th Floor

Jl. Japati No.1

Bandung 40133

Tel. : (62-22) 452 4120, 452 4129

Fax. : (62-22) 452 4125

TELKOM Learning Center

Jl. Gegerkalong Hilir No. 47

Bandung 40152

Tel. : (62-22) 201 4508, 201 4441

Fax. : (62-22) 201 4429

TELKOM Supply Center

GKP TELKOM, 6th Floor

Jl. Japati No. 1

Bandung 40133

Tel. : (62-22) 452 6170

Fax. : (62-22) 720 6583

Research and Development Center

Jl. Gegerkalong Hilir No. 47

Bandung 40152

Tel. : (62-22) 457 4784

Fax. : (62-22) 457 1171, 201 3505

Information System Center

GKP TELKOM, 4th Floor

Jl. Japati No. 1

Bandung 40133

Tel. : (62-22) 452 4228

Fax. : (62-22) 720 1890

Carrier and Interconnection Services Division

Menara Jamsostek, 10th Floor

Jl. Jenderal Gatot Subroto Kav. 38

Jakarta 12710

Tel. : (62-21) 5291 7007

Fax. : (62-21) 5289 2080

Management Consulting Center

Jl. Cisanggarung No. 2

Bandung 40115

Tel. : (62-22) 452 1620, 452 1549

Fax. : (62-22) 721 7473

TELKOM Community Development Center

GKP TELKOM, 8th Floor

Jl. Japati No. 1

Bandung 40133

Tel. : (62-22) 452 8219

Fax. : (62-22) 452 8206

Assessment Service Center

GKP TELKOM, 3rd Floor

Jl. Japati No. 1

Bandung 40133

Tel. : (62-22) 452 3359, 452 3360

Fax. : (62-22) 452 3344 , 452 3355

SUBSIDIARIES

PT Telekomunikasi Selular

Wisma Mulia, 15th Floor

Jl. Jenderal Gatot Subroto Kav. 42

Jakarta 12710

Tel. : (62-21) 524 0811 ext. 11520/11556

Fax. : (62-21) 529 06123

PT Infomedia Nusantara

Jl. R.S. Fatmawati Kav. 77-81

Jakarta Selatan 12150

Tel. : (62-21) 720 1221

Fax. : (62-21) 720 1226

PT Indonusa Telemedia

TELKOMVision Building, 3rd Floor

Jl. Prof. Dr. Supomo No. 139, Tebet

Jakarta Selatan 12810

Tel. : (62-21) 829 8800, 831 2200

Fax. : (62-21) 831 7400

PT Graha Sarana Duta

Multi Media Tower

Jl. Kebon Sirih No. 10-12

Jakarta Pusat 10110

Tel. : (62-21) 380 0900/901

Fax. : (62-21) 3483 0655

PT Telekomunikasi Indonesia International

Jamsostek Tower, 24th Floor

Jl. Jenderal Gatot Subroto Kav. 38

Jakarta 12710

Tel. : (62-21) 2995 2300

Fax. : (62-21) 5296 2358

PT Multimedia Nusantara

The East Tower, 37th Floor

Jl. Lingkar Mega Kuningan Kav E3.2 No. 1

Jakarta Selatan 12950

Tel. : (62-21) 521 0123

Fax. : (62-21) 521 0124

PT Dayamitra Telekomunikasi

Grha Pratama Building, 5th Floor

Jl. M.T. Haryono Kav.15

Jakarta 12810

Tel. : (62-21) 8370 9592/93

Fax. : (62-21) 8370 9591

PT Pramindo Ikat Nusantara

Plaza Kuningan Annex Building, 7th Floor Suite 702

Jl. HR. Rasuna Said Kav. C11-C14

Jakarta Selatan 12940

Tel. : (62-21) 520 2560

Fax. : (62-21) 5292 0156

AssoCiaTE COMPANIES

PT Batam Bintan Telekomunikasi

Wisma Indocement, 2nd Floor

Jl. Jendral Sudirman Kav.70-71

Jakarta 12910

Tel. : (62-21) 251 2147

Fax. : (62-21) 251 0484/ 0436

Jl. Markisah, Batamindo Industrial Park

Batam 29433

Tel. : (62-770) 612 300

Fax. : (62-770) 612 200

PT Citra Sari Makmur

Chase Plaza, 16th Floor

Jl. Jenderal Sudirman Kav. 21

Jakarta 12910

Tel. : (62-21) 520 8311, 570 0194

Fax. : (62-21) 570 4656

PT Finnet Indonesia

Menara Bidakara, 21th Floor

Jl. Gatot Subroto Kav. 71-73

Jakarta 12870

Tel. : (62-21) 829 9999

Fax. : (62-21) 828 1999

PT Pasifik Satelit Nusantara

Gedung Kantor Taman

A9 Unit C3 - C4

Jl. Mega Kuningan Raya Lot 8/9 No. 9

Jakarta 12950

Tel. : (62-21) 576 2292

Fax. : (62-21) 576 2290

PT Patra Telekomunikasi Indonesia

Jl. Pringgodani 2 No.33

Alternatif Cibubur

Depok 16954

Tel. : (62-21) 845 4040

Fax. : (62-21) 845 7610

PT Pembangunan Telekomunikasi Indonesia

Jl. Mangga No.4

Bandung 40114

Tel. : (62-22) 721 6282

Fax. : (62-22) 720 2596

PT Sigma Citra Caraka

DEA I Tower, 8th Floor

Kawasan Mega Kuningan

Jl. Mega Kuningan Barat IX Kav. E43 No. 1

Tel. : (62-21) 576 2150

Fax. : (62-21) 576 2155

Ariawest International Finance B.V

Equity Trust Co. Nv.

Strawinskylaan 3105, Atrium 7th Floor

1077 ZX Amsterdam

The Netherlands

Tel. : (31-20) 406 44 65

Fax. : (31-20) 642 76 75

PT Balebat Dedikasi Prima

Jl. Veteran II No.17 Teluk Pinang Ciawi

Bogor 16720

Tel. : (62-251) 824 3338

Fax. : (62-251) 824 2552, 824 7761

SCICOM BHD

Business Office

Scicom (MSC) Berhad

Menara TA One, 25th Floor

22, Jalan P. Ramlee

50250 Kuala Lumpur

Malaysia

Tel. : (60-3) 2162 1088

Fax. : (60-3) 2164 9820

PT Administrasi Medika

Arthaloka Building 15th Floor

Jl. Jend. Sudirman Kav.2

Jakarta 10220

Tel : (62-21) 579 33299

Fax : (62-21) 579 33266

STOCK EXCHANGE SUPPORTING AGENCIES AND PROFESSIONALS

Custodian

SECURITIES AdministraTION BUREAU

PT Datindo Entrycom

Wisma Sudirman – Puri Datindo

Jl. Jenderal Sudirman Kav. 34-35

Jakarta 10220

Tel. : (62-21) 5709009

Fax. : (62-21) 5708914

Central Depository

PT Kustodian Sentral Efek Indonesia

Jakarta Stock Exchange Building 1st

1st Tower, 5th Floor

Jl. Jenderal Sudirman, Kav.52-53

Jakarta, 12190

Tel. : (62-21) 5299 1004, 5299 1005, 5299 1006

Fax. : (62-21) 5299 1129, 5299 1199

RATING AgenCY

PT Pefindo

Setiabudi Atrium, 8th Suite 809-810

Jl. H.R. Rasuna Said, Kav 62

Jakarta 12920

Tel. : (62-21) 521 0077

Fax. : (62-21) 521 0078

Custodian Bank of ADS

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street

22nd Floor West

New York, NY 10286

Tel. : (1-212) 815 8162

Fax.: (1-212) 571 3050

EXternal Auditor

KAP Tanudiredja, Wibisana & Rekan, a member firm of PwC Global Network (“PwC”)

Plaza 89

Jl. H.R. Rasuna Said, Kav X7 No.6

Jakarta 12940

Tel. : (62-21) 521 2901

Fax. : (62-21) 5290 5555/ 5050

APPENDICES

GLOSSARY

3G

Is the generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

ADS

American Depositary Share (also known as an ADR), is a certificate traded on a U.S. securities market (such as New York Stock Exchange) representing a number of foreign shares. Each of our ADS represents 40 of our series B shares.

AGMS

Refers to Annual General Meeting of Shareholders.

ARPU

Average revenue per user usually abbreviated to ARPU is a measure used primarily by telecommunications and networking companies, states how much money the company makes from the average user. It defined as the total revenue divided by the number of subscribers or users buying those services.

ATM

(Asynchronous Transfer Mode) is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

B2B

(Business-to-Business electronic commerce) is a technology-enabled application environment to facilitate the exchange of business information and automate commercial transaction designed to automate and optimize interactions between business partners.

Backbone

Refers to the main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwave, submarine cable, satellite, optical fiber and other transmission technology.

Bandwidth

Refers to the capacity of a communication link.

Bapepam-LK

Refers to Badan Pengawas Pasar Modal dan Lembaga Keuangan, which is the Indonesian Capital Market authority.

BSC

(Base Station Controller) refers to equipment that is responsible for radio resource allocation to mobile station, frequency administration and handover between BTSs controlled by the BSC.

BSS

(Base Station Sub System) refers to the section of cellular telephone network which is responsible for handling traffic and signaling between a mobile phone and the network switching subsystem. BSS is composed of two parts: the Base Transceiver Station (BTS) and the Base Station Controller (BSC).

BTS

(Base Transceiver Station) refers to equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

C Band

C band is a portion of the electromagnetic spectrum in the microwave range of frequencies ranging from 4 to 8 GHz. It was the first frequency band allocated for commercial ground-to-satellite communications. A typical C band satellite uses 3.7 - 4.2 GHz for downlink and 5.925 - 6.425 GHz for uplink.

CBHRM

(Competency Based Human Resource Management) refers to an approach of human resource management that focuses on the skills and talents needed to be able to perform a particular task or job effectively.

CDMA

(Code Division Multiple Access) is a wide-band spread-spectrum network technology.

Capacity Utilization

Refers to the ratio of lines in service to local exchange capacity or installed lines.

DCS

(Digital Communication System) is a mobile cellular system using GSM technology operating in the 1800 MHz frequency band.

Defined Benefit Pension Plan

Refers to a type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee’s earnings history, tenure of service and age, rather than depending on investment returns. It is ‘defined’ in the sense that the formula for computing the employer’s contribution is known in advance.

Defined Contribution Pension Plan

Refers to a type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through employer contributions and, if applicable, employee contributions) plus any investment earnings on the money in the account. Only employer contributions to the account are guaranteed, not the future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Dir.Gen IPR

Is the Director General of Intellectual Property Rights.

DGPT

Is the Director General of Post and Telecommunications.

Dial- Up

The information technology term in the english language that refers to access to the internet using fixed telephone lines or mobile phone.

Distribution Point

Is the point of interconnection between the dropwire and the secondary cable running to a cabinet and/or a local exchange.

Downlink
Refer to the radio signal frequency (RF) emitted by the satellite to earth station.

Drop-WIRE
Is the wire connecting the subscriber’s premises to the distribution point.

DSL
(Digital Subscriber Line) is a technology that allows combinations of services including voice, data and one way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

DTH
Direct-to-Home satellite broadcasting or DTH is the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dual band

Refers to the capability of a mobile cellular network and mobile cellular handsets to operate across two frequency bands, for example GSM 900 and GSM 1800.

Duopoly System

Is a system allowing only two national operators, which in Indonesia’s case are TELKOM and Indosat, to provide fixed line telecommunication services including domestic long distance and international long distance.

e-business
Refers to electronic business solutions including electronic payment services, internet data centers and content and application solutions.

E1 Link

E1 is the backbone transmission unit which operates over two separate sets of wires, usually twisted pair cable. E1 link data rate is 2,048 Mbit / s (full duplex), which is divided into 32 timeslots.

Earth Station

Is the antenna and associated equipment used to receive or transmit telecommunication signals via satellite.

EGMS

Refers to Extraordinary General Meeting of Shareholders.

Erlang

Refers to a unit of measurement of telephone traffic equal to one hour of conversation.

FTTx
(Fiber to the x) is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunication. The generic term originated as a generalization of several configurations of fiber deployment such as fiber to the home, fiber to the node, fiber to the building etc.

Fixed Line

Refers to fixed wireline and fixed wireless.

Fixed Wireless

Referring to the local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

Refers to a fixed path (wire or cable) linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

Frame Relay

Is a packet-switching protocol (in which messages are divided into packets before they are sent) for connecting devices on a computer network that spans a relatively large geographical area.

Gateway

Is a peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

GMS

Refers to General Meeting of Shareholders.

Government

Refers to the Government of the Republic of Indonesia.

GPRS

(General Packet Radio Service) is a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GSM

(Global System for Mobile Telecommunication) is a European standard for digital cellular telephone.

HSPA

Evolved High Speed Packet Access (HSPA+) is defined in 3GPP release 7. It introduces a simpler IP-centric architecture for the mobile network bypassing most of the legacy equipment. HSPA+ boosts peak data rates to 42 Mbit/s on the downlink and 22 Mbit/s on the uplink.

IDD

(International Direct Dialing) is a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IDX

Refers to the Indonesia Stock Exchange.

INSYNC-2014

Refers to Indonesia Synchronized 2014, TELKOM’s Infrastructure, Service and Operation Master Plan to provide improved technological solutions to fulfill lifestyle needs for quality multimedia services at competitive prices. Under this master plan, we have launched various infrastructure and telecommunication services based on NGN.

Installed Lines

Refer to complete lines fully built-out to the distribution point and ready to be connected to subscribers.

Intelligent Network or IN

Is a service-independent telecommunications network where the logic functions are taken out of the switch and placed in computer nodes distributed throughout the network. This provides the means to develop and control services more efficiently allowing new or advanced telephony services to be introduced quickly.

IP

(Internet Protocol) is the method or protocol by which data is sent from one computer to another on the Internet.

IP Core

Is a block of logic data that is used in making a field programmable gate array (FPGA) or application-spesific integrated circuit (ASIC) for a product.

IP DSLAM

(Internet Protocol Digital Subscriber Line Access Multiplexer). A Digital Subscriber Line Access Multiplexer (DSLAM) allows telephone lines to make faster connections to the internet. It is a network device, located near the customer’s location that connects multiple customer Digital Subscriber Lines (DSLs) to a high-speed internet backbone line using multiplexing techniques.

IP VPN

Is a data communication service using IP Multi Protocol Label Switching (MPLS) and based any to any connection. This service is connected to the data security system, L2TP and IPSec. The speed depends on the customer’s needs, ranging from 64 Kbps to 2 Mbps.

ISDN

(Integrated Services Digital Network) is a network that provides end-to-end digital connectivity and allows simultaneous transmission of voice, data and video and provides highspeed internet connectivity.

ITRB

Refers to the Indonesian Telecommunications Regulatory Body.

Kbps

(Kilobyte per second) is a measure of speed for digital signal transmission expressed in thousands of bits per second.

KSO

(Kerjasama Operasi) or Joint Operating Scheme, is a unique type of Build, Operate and Transfer arrangement with a consortium of partners in which the consortium invests and operates TELKOM facilities in regional divisions. The consortium partners are owned by international operators and private domestic companies or in cases where TELKOM has acquired the consortium partner, by TELKOM.

KSO Agreements

Refer to the agreements, as amended from time to time, governing the operation of the network in the relevant KSO region for the KSO Period. See KSO Period.

KSO Period

Refers to the period covered by a KSO Agreement.

KSO Unit

Refers to a regional division of TELKOM managed and operated pursuant to the relevant KSO Agreement.

Lambda

Lambda indicates the wavelength of any wave, especially in physics, electronics engineering and mathematics.

LAN

LAN a network of interconnected workstations that enables network resources sharing. Typically, LAN covers a limited area (for example, within a building).

Leased Line

Is a dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

Lines In Service

Refer to revenue-generating lines connected to subscribers, including payphones, but not including mobile cellular subscribers or lines used internally by us.

Local Call

Is the call among subscribers in the same numbering area without require any prefix number.

Local Exchange Capacity

Refers to the aggregate number of lines at a local exchange connected and available for connection to outside plant.

LSE

Refers to London Stock Exchange.

Mbps

(Megabyte per second) is a measure of speed for digital signal transmission expressed in millions of bits per second.

Metro Ethernet

Brigde or relationship between locations that are apart geographically. This network connect LANs Customers at several different locations.

MHz

(Megahertz) is a unit of measure of frequency. One MHz is equal to one million cycles per second.

Microwave Transmission

Is a transmission consisting of electromagnetic waves in the radio frequency spectrum above 890 million cycles per second and below 20 billion cycles per second.

MMS

(Multimedia Messaging Services) the service enables costumer to send a multimedia message (MM) to the receiver customer.

MoC

Refers to the Ministry of Communication.See MoCI.

MoCI

Refers to the Ministry of Communication and Information, to which telecommunications regulatory responsibility was transferred from the MoC in February 2005.

Modern License

Is an operational license, contemplated in the Telecommunication Law, which replaces the existing operational license for basic telecommunications services.

MoF

Refers to the Ministry of Finance.

MSAN

(Multi Service Access Network) represents the third generation of optical access network technology and is a single platform capable of supporting traditional, widely deployed, access technologies and services as well as emerging ones, while simultaneously providing a gateway to an NGN core. MSAN will enable us to provide triple play services that distribute high speed Internet access, voice packet services and IPTV services simultaneously through the same infrastructure.

MTR

(Minimum TELKOM Revenues) is the specified minimum amount payable monthly by each KSO Unit to TELKOM under the KSO Agreements.

NGN

(Next Generation Network) is general term that refers to a packet-based network able to provide services, including telecommunication services, and able to make use of multiple broadband, Quality of Service enabled transport technologies and in which service-related functions are independent from underlying transport related technologies. A NGN is intended to be able to, with one network, transport various types of information and services (voice, data, and all sorts of media such as video) by encapsulating these into packets, like it is on the Internet. NGNs are commonly built around the Internet Protocol.

Node b

A BTS for a 3G W-CDMA/UMTS Network.

NSS

(Network Switching Subsystem) is core part of GSM system. NSS handle switching functions, mobility management function and manages the communications between mobile phone other telephone network.

NYSE

Refers to New York Stock Exchange.

OLO

(Other License Operator) refers to operators other than TELKOM.

Optical Fiber

Refers to cables using optical fiber and laser technology whereby modulating light beams representing data are transmitted through thin filaments of glass.

Outside Plant

Is the equipment and facilities used to connect subscriber premises to the local exchange.

PBH or Revenue –Sharing Arrangement

(Pola Bagi Hasil) is a type of Build, Operate and Transfer arrangement scheme between TELKOM and domestic private companies. Under this scheme the private company invests in the telecommunication facilities to be operated by TELKOM.

PDN

(Packet Data Network) is a digital communications network which breaks a group data to be transmitted into segments called packets, which are then routed independently.

POWL

Refers to Public Offering Without Listing.

PPLT

Refers to Penyediaan dan Pengembangan Layanan Telekomunikasi or Provision and Development of Telecommunications Services program established by TELKOM to provide telecommunication infrastructure to certain regions where telecommunication services are not available.

Pulse

Force to be reckoned the cost of the phone.

PSTN

(Public Switched Telephone Network) is a telephone network operated and maintained by TELKOM and the KSO Units for and on behalf of TELKOM.

RAS

Remote Access Services (RAS) refers to any combination of hardware and software to enable the remote access to tools or information that typically reside on a network of IT devices. A RAS server is a specialized computer which aggregates multiple communication channels together.

RIO

(Reference Interconnection Offer) is a regulatory term covering all facilities, including interconnection tarrifs, technical facil ities and administrative issues offered by one telecommunications operator to other telecommunications operator for interconnection access.

RSA

Refers to the Revenue-Sharing Agreement.

RUIM or RUIM card

(Removable User Identity Module) is a smart card designed to be inserted into a fixed wireless telephone that uniquely identifies a CDMA network subscription and that contains subscriber-related data such as phone numbers, service details and memory for storing messages.

SLJJ

Refers to Sambungan Langsung Jarak Jauh or domestic long distance.

Satellite Transponder

Is the radio relay equipment embedded on a satellite that receives signals from earth and amplifies and transmits the signal back to earth.

SIM or SIM card

Subscriber Identity Module is a smart card designed to be inserted into a cellular phone that uniquely identifies a GSM network subscription and contains data related to subscribers such as phone numbers, service details and memory for storing messages.

SMS

(Short Messaging Service) is a technology allowing the exchange of text messages between mobile cellular phones and between fixed wireless phones.

SMSOE

SMSOE is an abbreviation of State Minister of State owned Enterprise.

Softswitch

Softswitch is a central device in a telephone network which connects calls from one phone line to another, entirely by means of software running on a computer system. This work was formerly carried out by hardware, with physical switchboards to route the calls.

SOA

The Sarbanes-Oxley Act (SOA) of 2002, enacted July 30, 2002), also known as the ‘Public Company Accounting Reform and Investor Protect ion Act’ and ‘Corporate and Auditing Accountability and Responsibility Act’ and commonly called Sarbanes-Oxley, Sarbox or SOX, is a United States federal law enacted on July 30, 2002. It is named after sponsors U.S. Senator Paul Sarbanes and U.S. Representative Michael G. Oxley.

STM-1

The STM-1 (Synchronous Transport Module level-1) is the SDH ITU-T fiber optic network transmission standard. It has a bit rate of 155.52 Mbit/s. The other levels are STM-4, STM-16 and STM-64.

Switch

Is a mechanical, electrical or electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits, used to route traffic in a telecommunications network.

T.I.M.E

T.I.M.E is abbreviation of Telecommunication, Information, Multimedia and Edutainment.

Trunk Exchange

Is a switch that has the function of connecting one telephony switch to another telephony switch, which can be either a local or a trunk switch.

UMTS

(Universal Mobile Telephone System) is a one of the Third Generation (3G) mobile systems being developed within the ITU’s IMT-2000 framework.

USO

(Universal Service Obligation) is the service obligation imposed by the government on all providers of telecommunications services for the purpose of providing public services in Indonesia.

VoIP

(Voice over Internet Protocol) is a means of sending voice information using the Internet Protocol.

VPN

(Virtual Private Network) is a secure private network connection, built on top of publicly-accessible infrastructure, such as the Internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to provide security to the traffic they carry. They usually provide connectivity to many machines behind a gateway or firewall.

VPN Frame Relay

VPN service uses frame relay network.

VSAT

(Very Small Aperture Terminal) is a relatively small antenna, typically 1.5 to 3.0 meters in diameter, placed in the user’s premises and used for two-way communications by satellite.

WAP

(Wireless Application Protocol ) is an open and global standard of technology platform that enables mobile users to access and interact with mobile information services such as email, websites, financial information, online banking, information and entertainment (infotainment), games and micro payments.

Wi-MAX

(Worldwide Interoperability for Microwave Access) is a telecommunications technology that provides wireless transmission of data using a variety of transmission modes, from point-to-point links to portable internet access.

FINANCIAL REPORT

MANAGEMENT’S RESPONSIBILITY FOR ANNUAL REPORTING

2010 Annual Report Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk was authoritatively signed by the Board of Commissioners and the Board of Directors.

BOARD OF	BOARD OF
COMMISSIONERS	DIRECTORS
Jusman Syafii Djamal	Rinaldi Firmansyah
President Commissioner	President Director/Chief Executive Officer

Bobby A.A. Nazief	Sudiro Asno	Ermady Dahlan
Commissioner	Director of Finance/ Chief Financial Officer	Director of of Network & Solution/ Chief Operating Officer

Mahmuddin Yasin	Faisal Syam	Prasetio
Commissioner	Director of Human Capital & General Affairs	Director of Compliance & Risk Management

Rudiantara	Arief Yahya	I Nyoman G Wiryanata
Independent Commissioner	Director of Enterprise & Wholesale	Director of Consumer

Johnny Swandi Sjam	Indra Utoyo
Independent Commissioner	Director of IT, Solution & Supply

Statement of the Board of Directors

Regarding the Board of Directors’ Responsibility for

Perusahaan Perseroan (Persero) P.T. Telekkomunikasi Indonesia, Tbk

Consolidated Financial Statements (audited) December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Rinaldi Firmansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address as indicated in ID	:	Jl. Cibitung I No. 22, Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director

2.	Name	:	Sudiro Asno
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address as indicated in ID	:	Jl. Rancakendal No. 8A, Bandung
	Phone	:	(022) 452 7201
	Position	:	Director of Finance

We hereby state as follows:

1. We are responsible for the preparation and presentation of the consolidated financial statements of P.T. Telekomunikasi Indonesia Tbk;

2. The Company’s consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in Indonesia;

3. a.     All information has been fully and correctly disclosed in the Company’s consolidated financial statements;

b.     The Company’s consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;

4. We are responsible for the Company’s internal control system.

This statement is considered to be true and correct.

Jakarta, March 29, 2011

Rinaldi Firmansyah	Sudiro Asno
President Director	Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010

AND YEARS ENDED

DECEMBER 31, 2008, 2009 AND 2010

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

DECEMBER 31, 2009 AND 2010 AND

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

INDEPENDENT AUDITORS’ REPORT

TO THE STOCKHOLDERS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

We have audited the accompanying consolidated balance sheets of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“the Company”) and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2008, 2009 and 2010 in conformity with accounting principles generally accepted in Indonesia.

As disclosed in Note 2p to the consolidated financial statements, in 2010 the Company and its subsidiaries adopted Statement of Withdrawal of Financial Accounting Standard No. 1 (PPSAK 1) which among other things, revoked Statement of Financial Accounting Standard No. 35, “Accounting for Revenue from Telecommunications Services.” Accordingly, the Company and its subsidiaries have changes their method of accounting for interconnection, installation and connection revenues and revenue sharing arrangements, and have restated the comparative consolidated financial statements.

Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 55 to the consolidated financial statements.

JAKARTA,

March 29, 2011

/S/Chrisna A. Wardhana

Chrisna A. Wardhana, CPA

Public Accountant License No. 04.1.0943

NOTICE TO READERS

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices utilized to audit such consolidated financial statements may differ from those generally accepted in countries and jurisdictions other than Indonesia. Accordingly, the accompanying consolidated financial statements and the auditor’s report thereon are not intended for use by those who are not informed about Indonesian accounting principles and auditing standards, and their application in practice.

Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan

Plaza 89, Jl. H.R. Rasuna Said Kav. X-7 No.6 Jakarta 12940 - INDONESIA, P.O. Box 2473 JKP 10001

T: +62 21 5212901, F:+ 62 21 52905555 / 52905050, www.pwc.com/id

Nomor Izin Usaha: KEP-151/KM.1/2010.

A110329002/DC2/CAW/II/2011.B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Indonesia.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting as set out in the controls and procedures section of 2010 Annual Report of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and incorporated by reference into Item 15 of Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards established by the Indonesian Institute of Certified Public Accountants.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 2p to the consolidated financial statements, in 2010 the Company and its subsidiaries adopted Statement of Withdrawal of Financial Accounting Standard No. 1 (PPSAK 1) which among other things, revoked Statement of Financial Accounting Standard No. 35, “Accounting for Revenue from Telecommunications Services.” Accordingly, the Company and its subsidiaries have changes their method of accounting for interconnection, installation and connection revenues and revenue sharing arrangements, and have restated the comparative consolidated financial statements.

Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan

Plaza 89, Jl. H.R. Rasuna Said Kav. X-7 No.6 Jakarta 12940 - INDONESIA, P.O. Box 2473 JKP 10001

T: +62 21 5212901, F:+ 62 21 52905555 / 52905050, www.pwc.com/id

Nomor Izin Usaha: KEP-151/KM.1/2010.

A110329002/DC2/CAW/II/2011.B

Accounting principles generally accepted in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information related to the nature and effect of such differences is presented in Note 55 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

JAKARTA,

March 29, 2011

/S/Chrisna A. Wardhana

Chrisna A. Wardhana, CPA

Public Accountant License No. 04.1.0943

Kantor Akuntan Publik Tanudiredja, Wibisana & Rekan

Plaza 89, Jl. H.R. Rasuna Said Kav. X-7 No.6 Jakarta 12940 - INDONESIA, P.O. Box 2473 JKP 10001

T: +62 21 5212901, F:+ 62 21 52905555 / 52905050, www.pwc.com/id

Nomor Izin Usaha: KEP-151/KM.1/2010.

A110329002/DC2/CAW/II/2011.B

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009*	2010
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	7,805,460	9,119,849	1,012,192
Temporary investments	2c,2f,44	359,507	370,433	41,114
Trade receivables	2c,2g,2s,6, 36,44
Related parties - net of allowance for doubtful accounts of Rp.93,483 million in 2009 and Rp.151,266 million in 2010		604,768	780,043	86,575
Third parties - net of allowance for doubtful accounts of Rp.1,180,067 million in 2009 and Rp.1,294,078 million in 2010		3,184,916	3,563,666	395,523
Other receivables - net of allowance for doubtful accounts of Rp.9,517 million in 2009 and Rp.6,304 million in 2010	2c,2g,44	128,025	90,140	10,005
Inventories - net of allowance for obsolescence of Rp.72,174 million in 2009 and Rp.83,286 million in 2010	2h,7,36	435,244	515,536	57,218
Advances and prepaid expenses	2c,2i,8,44	2,496,539	3,441,031	381,912
Claims for tax refund	2r,38	666,351	133,056	14,768
Prepaid taxes	2r,38	379,732	715,698	79,434
Other current assets	2c,9,44	125,482	1,175	130
Total Current Assets		16,186,024	18,730,627	2,078,871

NON-CURRENT ASSETS
Long-term investments - net	2f,10	151,553	253,850	28,174
Property, plant and equipment - net of accumulated depreciation of Rp.72,716,079 million in 2009 and Rp.83,712,378 million in 2010	2k,2l,2p,4,11,18,19,22,46	76,419,897	75,832,408	8,416,471
Prepaid pension benefit cost	2c,2q,41,44	497	988	110
Advances and other non-current assets	2c,2k,2n,12, 28,44,48	2,488,842	3,052,695	338,812
Goodwill and other intangible assets - net of accumulated amortization of Rp.7,570,659 million in 2009 and Rp.9,094,032 million in 2010	2d,2j,4,13,54	2,428,280	1,784,525	198,061
Escrow accounts	2c,14,44	44,114	41,662	4,624
Deferred tax assets - net	2r,38	94,953	61,692	6,847
Total Non-current Assets		81,628,136	81,027,820	8,993,099
TOTAL ASSETS		97,814,160	99,758,447	11,071,970

* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	Notes	2009*	2010
		Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables	2c,2p,15,44
Related parties		1,759,468	1,153,874	128,066
Third parties		8,038,586	6,356,921	705,541
Other payables		3,162	20,953	2,326
Taxes payables	2r,38	1,749,789	735,690	81,653
Dividend payables	2u	405,175	255,545	28,362
Accrued expenses	2c,2p,16,34,41,44	4,118,994	3,409,260	378,386
Unearned income	2p,17	2,946,532	2,681,483	297,612
Advances from customers and suppliers		111,356	499,705	55,461
Short-term bank loans	2c,18,44	43,850	55,831	6,197
Current maturities of long-term liabilities	2c,2l,2p,19,44	7,716,213	5,303,636	588,639
Total Current Liabilities		26,893,125	20,472,898	2,272,243

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2r,38	3,220,510	4,073,814	452,144
Unearned income	2p	393,078	312,029	34,631
Accrued long service awards	2c,2q,42,44	212,518	242,149	26,876
Accrued post-retirement health care benefits	2c,2q,43,44	1,801,776	1,050,030	116,541
Accrued pension and other post-retirement benefits costs	2c,2q,41,44	808,317	536,990	59,599
Long-term liabilities - net of current maturities
Obligations under finance leases	2l,2p,11,19	541,575	408,867	45,379
Two-step loans - related party	2c,19,20,44	3,094,110	2,741,303	304,251
Bonds and notes	2c,19,21,44	68,777	3,249,379	360,641
Bank loans	2c,19,22,44	11,086,688	10,256,205	1,138,313
Deferred consideration for business combinations	19,23	108,079	-	-
Total Non-current Liabilities		21,335,428	22,870,766	2,538,375
TOTAL LIABILITIES		48,228,553	43,343,664	4,810,618
MINORITY INTEREST	24	10,933,347	11,996,041	1,331,414

* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2009*	2010
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS' EQUITY
Capital stock - Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,25	5,040,000	5,040,000	559,379
Additional paid-in capital	2t,26	1,073,333	1,073,333	119,127
Treasury stock – 490,574,500 shares in 2009 and 2010	2t,27	(4,264,073)	(4,264,073)	(473,260)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,28	478,000	478,000	53,052
Difference due to change of equity in associated companies	2f	385,595	385,595	42,796
Unrealized holding gain from available-for-sale securities	2f	18,136	49,695	5,516
Translation adjustment	2f	230,995	233,378	25,902
Difference due to acquisition of minority interest in subsidiaries	1d,2d	(439,444)	(484,629)	(53,788)
Retained earnings
Appropriated		15,336,746	15,336,746	1,702,192
Unappropriated	2p,2s	20,792,972	26,570,697	2,949,022
Total Stockholders' Equity		38,652,260	44,418,742	4,929,938
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		97,814,160	99,758,447	11,071,970

* as restated, refer to Notes 2p and 2s

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2008*	2009*	2010
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,29
Fixed lines		16,708,647	14,286,212	12,940,007	1,436,183
Cellular		26,529,098	28,532,530	29,133,595	3,233,473
Interconnection	2c,2p,30,44	4,362,566	3,866,642	3,735,376	414,581
Data, internet and information technology services	2p,31	14,768,183	18,511,587	19,801,097	2,197,680
Network	2c,2p,32,44	1,079,475	1,218,013	1,058,159	117,443
Other telecommunications services	2p,33	718,460	1,262,534	1,960,947	217,641
Total Operating Revenues		64,166,429	67,677,518	68,629,181	7,617,001
OPERATING EXPENSES
Depreciation and amortization	2k,2l,2p,11, 12,13,54	12,332,076	13,974,804	14,611,458	1,621,694
Personnel	2c,2p,2q,16,34,41,42,43,44	9,116,634	8,533,157	7,516,470	834,236
Operations, maintenance and telecommunication services	2c,2p,35,44	12,301,277	14,549,413	16,046,414	1,780,956
General and administrative	2g,2h,2p,6,7,36,54	2,366,185	2,643,788	2,352,146	261,059
Interconnection	2c,2p,37,44	3,263,560	2,929,260	3,086,355	342,548
Marketing	2p	2,349,729	2,259,460	2,525,218	280,268
Total Operating Expenses		41,729,461	44,889,882	46,138,061	5,120,761
OPERATING INCOME		22,436,968	22,787,636	22,491,120	2,496,240
OTHER (EXPENSES) INCOME
Interest income	2c,44	671,834	462,169	421,354	46,765
Equity in net (loss) income of associated companies	2f,10	20,471	(29,715)	(13,622)	(1,512)
Interest expense	2c,2p,44	(1,641,285)	(2,095,978)	(1,928,035)	(213,988)
Gain (loss) on foreign exchange - net	2o	(1,613,759)	972,947	42,948	4,767
Others - net	2p	524,742	349,962	402,586	44,682
Other expenses - net		(2,037,997)	(340,615)	(1,074,769)	(119,286)
INCOME BEFORE TAX		20,398,971	22,447,021	21,416,351	2,376,954
TAX (EXPENSE) BENEFIT	2p,2r,38
Current		(5,823,558)	(6,029,701)	(4,669,394)	(518,246)
Deferred		150,016	(374,422)	(876,645)	(97,297)
		(5,673,542)	(6,404,123)	(5,546,039)	(615,543)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		14,725,429	16,042,898	15,870,312	1,761,411
MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES - net	24	(4,053,643)	(4,644,072)	(4,333,313)	(480,945)
NET INCOME		10,671,786	11,398,826	11,536,999	1,280,466
BASIC EARNINGS PER SHARE	2v,39
Net income per share		540.38	579.52	586.54	0.07
Net income per ADS (40 Series B shares per ADS)		21,615.20	23,180.80	23,461.60	2.80

* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah)

Descriptions	Notes	Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Difference due to change of equity in associated companies	Unrealized holding (loss) gain on available-for sale securities	Translation adjustment			Stockholders' equity
									Retained earnings
									Appropriated	Unappropriated*
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2008- as previously presented		5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	22,214,129	33,748,579
Adjustment in relation to implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)”		-	-	-	-	-	-	-	-	(456,489)	(456,489)
Balance, January 1, 2008-as restated	2p	5,040,000	1,073,333	(2,176,611)	270,000	385,595	11,237	230,017	6,700,879	21,757,640	33,292,090
Unrealized holding loss on available-for-sale securities	2f	-	-	-	-	-	(30,303)	-	-	-	(30,303)
Foreign currency translation of associated company	2f	-	-	-	-	-	-	8,487	-	-	8,487
Foreign currency translation of subsidiaries	1d,2b	-	-	-	-	-	-	(185)	-	-	(185)
Compensation for early termination of exclusive rights	28	-	-	-	90,000	-	-	-	-	-	90,000
Cash dividends	2u	-	-	-	-	-	-	-	-	(8,034,515)	(8,034,515)
Appropriation for general reserve		-	-	-	-	-	-	-	3,857,106	(3,857,106)	-
Treasury stock acquired - at cost	2t	-	-	(2,087,462)	-	-	-	-	-		(2,087,462)
Net income for the year – as restated		-	-	-	-	-	-	-	-	10,671,786	10,671,786
Balance, December 31, 2008 – as restated		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	10,557,985	20,537,805	33,909,898

*as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah)

		Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Difference due to change of equity in associated companies	Unrealized holding gain(loss) on available-for sale securities	Translation adjustment	Difference due to acquisition of minority interest in subsidiary	Retained earnings		Stockholders equity
Descriptions	Notes									Appropriated	Unappropriated*
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp
Balance, January 1, 2009 as restated		5,040,000	1,073,333	(4,264,073)	360,000	385,595	(19,066)	238,319	-	10,557,985	20,537,805	33,909,898
Unrealized holding gain on available-for-sale securities	2f	-	-	-	-	-	37,202	-	-	-	-	37,202
Foreign currency translation of associated company	2f,10	-	-	-	-	-	-	(6,745)	-	-	-	(6,745)
Foreign currency translation of subsidiaries	1d,2b	-	-	-	-	-	-	(579)	-	-	-	(579)
49% acquisition of Infomedia	1d,2d	-	-	-	-	-	-	-	(439,444)	-	-	(439,444)
Compensation for early termination of exclusive rights	28	-	-	-	118,000	-	-	-	-	-	-	118,000
Cash dividends	2u,40	-	-	-	-	-	-	-	-	-	(5,840,708)	(5,840,708)
Appropriation for general reserve	40	-	-	-	-	-	-	-	-	4,778,761	(4,778,761)	-
Dividend interim	2u,40	-	-	-	-	-	-	-	-	-	(524,190)	(524,190)
Net income for the year – as restated		-	-	-	-	-	-	-	-	-	11,398,826	11,398,826
Balance, December 31, 2009-as restated		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	20,792,972	38,652,260

*as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah)

		Capital stock	Additional paid-in capital	Treasury stock	Difference in value arising from restructuring transactions and other transactions between entities under common control	Difference due to change of equity in associated companies	Unrealized holding gain on available-for sale securities	Translation adjustment	Difference due to acquisition of minority interest in subsidiaries	Retained earnings		Stockholders’ equity
Descriptions	Notes									Appropriated	Unappropriated*
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2010 as restated		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	20,792,972	38,652,260
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006)	2s	-	-	-	-	-	-	-	-	-	(91,237)	(91,237)
Balance, January 1, 2010 after adjustment		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	20,701,735	38,561,023
Unrealized holding gain on available-for-sale securities	2f	-	-	-	-	-	31,559	-	-	-	-	31,559
Foreign currency translation of associated company	2f,10	-	-	-	-	-	-	561	-	-	-	561
Foreign currency translation of subsidiaries	1d,2b	-	-	-	-	-	-	1,822	-	-	-	1,822
20% acquisition of Sigma	1d,2d	-	-	-	-	-	-	-	(45,185)	-	-	(45,185)
Cash dividends	2u,40	-	-	-	-	-	-	-	-	-	(5,141,880)	(5,141,880)
Dividend interim	2u,40	-	-	-	-	-	-	-	-	-	(526,157)	(526,157)
Net income for the year		-	-	-	-	-	-	-	-	-	11,536,999	11,536,999
Balance, December 31, 2010		5,040,000	1,073,333	(4,264,073)	478,000	385,595	49,695	233,378	(484,629)	15,336,746	26,570,697	44,418,742

*as restated, refer to Notes 2p and 2s

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008*	2009*	2010
	Rp.	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	15,974,740	13,943,529	12,384,188	1,374,494
Cellular	26,879,096	28,440,414	28,904,281	3,208,022
Interconnection	4,304,420	3,796,937	3,630,369	402,927
Data, internet and information technology services	14,840,296	18,035,563	20,670,321	2,294,153
Other services	1,522,208	2,418,830	2,607,353	289,384
Total cash receipts from operating revenues	63,520,760	66,635,273	68,196,512	7,568,980
Cash payments for operating expenses	(20,552,718)	(21,056,721)	(25,079,528)	(2,783,521)
Cash payments to employees	(9,031,855)	(9,333,153)	(9,167,438)	(1,017,474)
Cash paid (refund) from (to) customers	(1,168)	(32,519)	386,290	42,873
Cash generated from operations	33,935,019	36,212,880	34,335,836	3,810,858
Interest received	659,450	471,965	419,576	46,568
Interest paid	(1,489,248)	(2,185,799)	(1,826,045)	(202,669)
Income tax paid	(8,551,296)	(5,035,463)	(5,829,422)	(646,995)
Receipt of claim for tax refund	-	348,021	658,818	73,121
Net cash provided by operating activities	24,553,925	29,811,604	27,758,763	3,080,883
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	28,676	24,820	26,304	2,919
Purchases of temporary investments and placements in time deposits	(158,582)	(80,081)	(5,671)	(630)
Proceeds from sale of property, plant and equipment	3,598	12,465	11,702	1,299
Proceeds from insurance claims	11,159	-	-	-
Acquisition of property, plant and equipment	(15,863,840)	(20,479,460)	(14,951,864)	(1,659,474)
(Increase) decrease in advances for purchases of property, plant and equipment	224,291	74,850	(641,166)	(71,162)
Decrease (increase) in advances, other assets and escrow accounts	(112,127)	(101,432)	88,438	9,816
Business combinations, net of cash acquired	(287,403)	-	(116,503)	(12,930)
Acquisition of intangible assets	(366,887)	(663,702)	(723,130)	(80,259)
Acquisition of minority interest in subsidiary	-	(600,154)	(95,576)	(10,608)
Cash dividends received	3,637	2,575	4,520	502
Acquisition of long-term investments	(28,249)	(18,760)	(115,358)	(12,803)
Net cash used in investing activities	(16,545,727)	(21,828,879)	(16,518,304)	(1,833,330)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(8,033,511)	(6,364,898)	(5,417,952)	(601,327)
Cash dividends paid to minority stockholders of subsidiaries	(3,732,401)	(2,831,023)	(3,624,089)	(402,230)
Proceeds from short-term borrowings	54,235	117,673	163,133	18,106
Repayments of short-term borrowings	(582,195)	(118,529)	(151,077)	(16,768)
Proceeds from medium-term Notes	-	70,000	35,000	3,885
Repayment of medium-term Notes	-	-	(4,250)	(472)
Proceeds from long-term borrowings	8,433,000	9,536,558	4,840,252	537,209
Repayment of long-term borrowings	(4,865,401)	(6,669,574)	(8,715,798)	(967,347)
Proceeds from bonds	-	-	2,990,759	331,938
Payment for purchases of treasury stock	(2,087,462)	-	-	-
Proceeds from promissory notes	-	-	291,058	32,304
Repayment of promissory notes	(200,813)	(123,927)	(19,741)	(2,191)
Repayment of obligations under finance leases	(571,516)	(364,974)	(206,873)	(22,960)
Net cash used in financing activities	(11,586,064)	(6,748,694)	(9,819,578)	(1,089,853)

* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2008	2009	2010
	Rp.	Rp.	Rp.	US$ (Note 3)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,577,866)	1,234,031	1,420,881	157,700
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	327,020	(318,516)	(106,492)	(11,819)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,140,791	6,889,945	7,805,460	866,311
CASH AND CASH EQUIVALENTS AT END OF YEAR	6,889,945	7,805,460	9,119,849	1,012,192
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities :
Acquisition of property, plant and equipment through incurrence of payables	9,919,055	7,334,958	4,827,292	535,770
Acquisition of property, plant and equipment through finance leases	693,341	38,388	57,522	6,384

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL

a.     Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and  BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated June 24, 2010 of A. Partomuan Pohan, S.H., LLM. and notification of this amendment was received by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.       Main business

i.         Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.        Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.       Supporting business

i.         Providing payment transactions and money transferring services through telecommunications and information networks.

ii.        Performing activities and other undertakings in connection with optimization of the Company's resources, among others the utilization of the Company's property, plant and equipment and  moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

a.     Establishment and general information (continued)

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that telecommunication activities cover:

(1)        Telecommunications networks,

(2)        Telecommunications services, and

(3)        Special telecommunications.

National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and was expected to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provided that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and SLJJ fixed-line telecommunications services were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 12 and 28). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company is granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services to the Indonesian DGPT annually. The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”) there are additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

a.       Establishment and general information (continued)

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License to operate local fixed line and basic telephone services network	381/KEP/ M.KOMINFO/10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/ M.KOMINFO/10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed network	398/KEP/ M.KOMINFO/11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/ M.KOMINFO/11/2010	ITKP	November 29, 2010

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees

1.     Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 22 of Dr. A. Partomuan Pohan, S.H., LLM.; (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated June 11, 2010 as covered by notarial deed no. 18 of the same notary, and (iii) the EGM of Stockholders of the Company dated December 17, 2010 as covered by notarial deed no. 33 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2009 and 2010, respectively, were as follows:

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees (continued)

1.     Board of Commissioners and Directors (continued)

	2009	2010
President Commissioner	Tanri Abeng	Tanri Abeng
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Arif Arryman*
Independent Commissioner	Petrus Sartono	Petrus Sartono
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	** (see Note below)	** (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*    Passed away on September 7, 2010, the position is vacant as of December 31, 2010

** COO is held by Director of Network and Solution in 2009 and 2010

Based on the EGM of Stockholders of the Company dated December 17, 2010, the Company’s stockholders agreed among others to:

1.       reappoint Rinaldi Firmansyah as President Director and Arief Yahya as Director of Enterprise and Wholesale with the terms of service effective from the closing of the EGM of Stockholders of the Company and to be ended on the date of the AGM of Stockholders of the Company in 2015;

2.       appoint Jusman Syafii Djamal as President Commissioner, Rudiantara as Independent Commissioner, and Johnny Swandi Sjam as Independent Commissioner with the terms of service effective from January 1, 2011 and to be ended on the date of the AGM of Stockholders of the Company in 2015.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

  Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees (continued)

2.     Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of December 31, 2009 and 2010, respectively, were as follows:

	2009	2010
Chair	Arif Arryman	Petrus Sartono
Secretary	Salam	Salam
Member	Bobby A.A Nazief	Bobby A.A Nazief
Member	Petrus Sartono	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	Jarot Kristiono	-
Member	Mohammad Ghazali Latief	-
Corporate Secretary	Agus Murdiyatno	Agus Murdiyatno

3.     Employees

As of December 31, 2009 and 2010, the Company and its subsidiaries had 28,750 and 26,847 employees (audited), respectively.

c.     Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

c.     Public offering of securities of the Company (continued)

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007 and the AGM of Stockholders of the Company on June 20, 2008, the Company’s stockholders approved the phase I, II and III plan, respectively, to repurchase the Company’s issued Series B shares (Note 27).

As of December 31, 2010, all of the Company’s Series B shares were listed on the IDX and 59,874,266 ADS shares were listed on the NYSE and LSE (Note 25).

As of December 31, 2010, the Company’s outstanding bonds which was second IDR bond and issued on June 25, 2010 with a nominal amount of Rp.1,005,000 million for  a five-year period and Rp.1,995,000 million for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 21a).

d.     Subsidiaries

As of December 31, 2009 and 2010, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(i)    Direct subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation or acquisition by the	Date of commercial	Percentage of effective ownership interest		Total assets before elimination
incorporation	Company	operation	2009	2010	2009	2010
PT. Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	59,227,177	57,343,376
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	1,536,361	1,872,689
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	1,373,824	1,757,023
PT Pramindo Ikat Nusantara (“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,117,061	1,199,394
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22,1999	1984	100 (including through 49% ownership by Metra)	100 (including through 49% ownership by Metra)	578,591	648,695
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	381,326	433,835
PT Indonusa Telemedia (“Indonusa”), Jakarta, Indonesia	Pay television and content services/ May 7, 1997	1997	100 (including through 1.25% ownership by Metra)	100 (including through 0.80% ownership by Metra)	201,759	343,192
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	178,841	263,057
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(ii)   Indirect subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective ownership interest		Total assets before elimination
incorporation	acquisition by subsidiary	operation	2009	2010	2009	2010
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	80 (through 80% ownership by Metra)	100 (through 100% ownership by Metra)	460,560	503,476
PT Telekomunikasi Indonesia International Pte. Ltd. ,Singapore	Telecommunication/ December 6, 2007	2008	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	188,796	256,294
PT Balebat Dedikasi Prima (“Balebat”), Bogor Indonesia	Printing/ October 1, 2003	2000	65 (through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	76,440	86,068
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/ October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	49,992	71,922
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration services/ February 25, 2010	2010	-	75 (through 75% ownership by Metra )	-	59,970
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	100 (through 100% ownership by Metra)	100 (through 100% ownership by Metra)	6,198	42,031
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance - established in 2005 for the purpose of borrowing, lending and raising funds including issuance of bonds, promissory notes or debts/ February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	8,465	7,687
Telekomunikasi Indonesia International Ltd., Hongkong	Telecommunication December 8, 2010	2010	-	100 (through 100% ownership by TII)	-	2,640
Aria West International Finance B.V. (“AWI BV”), The Netherlands	Established to engaged in rendering services in the field of trade and finance services/ June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership by TII)	623	311
Telekomunikasi Selular Finance Limited (“TSFL”), Mauritius	Finance – established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/ April 22, 2002	2002	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership by Telkomsel)	24	65

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

  Subsidiaries (continued)

(a)     Telkomsel

On February 14, 2006, Telkomsel was granted the International Mobile Telecommunications-2000 (“IMT-2000”) or 3rd Generation technology (“3G”) license in 2.1 Gigahertz (“GHz”) frequency bandwidth for a 10 year period by the Minister of Communication and Information Technology of the Republic of Indonesia (“MoCI”), based on its Decision Letter No. 19/KEP/M.KOMINFO/2/2006. The license is extendable subject to evaluation (Notes 13iii and 48c.i). Telkomsel started its commercial services for 3G in September 2006.

On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

This license stipulates the rights and obligations of Telkomsel, including any relevant sanctions. The license has a perpetual term, which is subject to evaluation on an annual basis.

Based on Decision Letter No. 213/DIRJEN/2008 dated August 4, 2008, the Ministry of Communication and Information Technology through the DGPT granted Telkomsel a principle license to provide Internet Telephony Services (Voice over Internet Protocol or “VoIP”) which provision is subject to an operation acceptance test within one year. Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel obtained the operating license for providing VoIP services in certain areas. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10-year period from the date of the decision letter (Notes 13iii and 48c.i).

Based on Decision Letters No. 39/KEP/M.KOMINFO/01/2010 and No. 41/KEP/M.KOMINFO/01/2010 of the Ministry dated January 25, 2010 and January 28, 2010, respectively, the Government granted Telkomsel operating licenses to provide local fixed-line under the USO program. The licenses are valid until the expiration of the agreements, extendable subject to evaluation (Note 47h).

Based on Decision Letter No. 213/DIRJEN/2010 dated June 17, 2010, which replaced Decision Letter No. 38/DIRJEN/2004, the Ministry of Communication and Information Technology through DGPT granted Telkomsel an operating license for providing internet services. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(b)     Metra

Based on the Circular Meeting of Stockholders of Metra on March 23, 2009, as covered by notarial deed No. 64 of Sutjipto, S.H., M.Kn., dated April 16, 2009, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.418,850 million to Rp.485,679 million with a par value of Rp.10,000 per share through debt to equity swap amounting to Rp.34,829 million and cash amounting to Rp.32,000 million. In addition, Metra’s stockholders also agreed to the establishment of a subsidiary which specializes in multimedia portal services and content.

On May 29, 2009, Metra entered into a Conditional Sales Purchase Agreement (“CSPA”) with PT Elnusa Tbk (“Elnusa”) for the acquisition of 49% of the shares of Infomedia from Elnusa (Note 1d.d).

Based on the Circular Meeting of Stockholders of Metra on June 24, 2009 as covered by notarial deed No. 8 of Wahyu Nurani, S.H., dated July 24, 2009, Metra’s stockholders agreed to the following: (1) to increase its authorized capital from Rp.1,000,000 million to Rp.2,000,000 million consisting of 200,000,000 shares, and (2) to increase its issued and fully paid capital from Rp.485,679 million to Rp.1,084,179 million with nominal value of Rp.10,000 per share that will be issued and fully paid by the Company.

On June 30, 2009, based on notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, Metra entered into a Sales Purchase Agreement (“Akta Jual Beli” or “SPA”) of Shares to purchase 205,800,000 of Infomedia’s shares or the equivalent of 49% of Infomedia’s total ownership, with a transaction value of Rp.598,000 million from Elnusa. On July 1, 2009, Metra settled the transaction value to purchase 49% of Infomedia’s shares from Elnusa, which amounted to Rp.598,000 million (Note 1d.d).

On the transaction date, the Company was the majority shareholder of Infomedia, therefore the transaction represents acquisition of the minority interest in the subsidiary. The difference between acquisition cost and the minority historical cost of Rp.439,444 million and is recorded as “Difference due to acquisition of minority interest in subsidiary” in the equity account (Note 2d).

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares (Note 4). Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.130,077 million.

On February 2, 2010, based on notarial deed No. 1 of Myra Yuwono, S.H., dated February 2, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,084,179 million to Rp.1,101,179 million by issuing 1,700,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On March 4, 2010, based on notarial deed No. 5 of Myra Yuwono, S.H., dated March 4, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,101,179 million to Rp.1,233,179 million by issuing 13,200,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for Ad Medika’s acquisition purpose (Note 4).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(b)   Metra (continued)

On June 22, 2010, based on notarial deed No. 20 of Myra Yuwono, S.H., dated June 22, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,233,179 million to Rp.1,284,179 million by issuing 5,100,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for purpose of forming a joint venture with SK Telecom (Note 10ii).

On August 30, 2010, based on notarial deed No. 59 of Myra Yuwono, S.H., dated August 30, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,284,179 million to Rp.1,327,179 million by issuing 4,300,000 additional new shares  with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On August 31, 2010, based on notarial deed No. 60 of Myra Yuwono, S.H., dated August 31, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,327,179 million to Rp.1,422,901 million by issuing 9,572,206 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for the purpose of exercising the 20% put option of Sigma’s shares owned by PT Sigma Citra Harmoni (“SCH”).

(c)     TII

On June 1, 2009, pursuant to the Third Amendment and The Transfer of Procurement and Installation Agreement of Batam Singapore Cable System (“BSCS”) Project, the Company has transferred all its rights and obligations in the BSCS Project to TII.

On October 22, 2009, pursuant to Notice of Assignment Acceptance to Management Committee of Asia-America Gateway (“AAG”) and consortium member of AAG, the Company has transferred all its rights and obligations in the AAG consortium to TII.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009, TII’s stockholder agreed to the recognition of debt arising from the transfer of international infrastructure development projects (on going projects) from the Company to TII which consisted of the BSCS project and AAG project worth Rp.463,105 million.

Based on the Circular Meeting of Stockholders of TII on December 22, 2009 as covered by notarial deed No. 12 of Siti Safarijah dated January 21, 2010 which was reaffirmed by the Recognition of Payables and Debt to Equity Swap Agreement between the Company and TII on December 23, 2009, TII’s stockholders agreed as follows: (1) the increase of its issued and fully paid capital amounted to Rp.593,191 million by issuing 5,203,427 new shares, (2) the issuance of new shares to be issued and fully paid by the Company through a debt to equity swap amounting to Rp.463,105 million and cash amounting to Rp.130,086 million, and (3) the increase of its authorized capital from Rp.308,306 million which consisted of 2,704,440 shares with par value of Rp.114,000 to Rp.2,052,000 million which consisted of 18,000,000 shares with par value of Rp.114,000.

On December 28, 2009, the Company paid for the increase in share capital to TII of Rp.130,086 million.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(c)     TII (continued)

Based on the Circular Meeting of Stockholders of TII on January 11, 2010, TII’s stockholder agreed TII’s participation in South East Asia-Japan Cable System (SJC) Sea Cable Consortium and Extended Capacity to United States of America to be a total investment of US$45.2 million. As at December 31, 2010, no payment has been made by TII to the Consortium.

Based on the Circular Meeting of Stockholders of TII on November 10, 2010 as covered by notarial deed No. 28 of Siti Safarijah dated November 30, 2010, TII’s stockholder agreed the conversion of debt of Rp.164,708 million (debt to equity swap) into shares issued and fully paid capital to become Rp.1,066,205 million.

(d)        Infomedia

Based on the Circular Meeting of Stockholders of Infomedia on June 5, 2009 as covered by notarial deed No. 10 of Sjaaf De Carya Siregar, S.H. dated June 5, 2009, Infomedia’s stockholders agreed as follows: (1) the capitalization of retained earning balance in the form of stock dividend; (2) increase its authorized capital from Rp.100,000 million to Rp.500,000 million consisting of 1,000,000,000 shares and (3) the increase of its issued and fully paid capital from Rp.40,000 million to Rp.210,000 million consisting of 420,000,000 shares.

Based on a SPA of shares between Elnusa and Metra on June 30, 2009 as covered by notarial deed No. 25 of Sjaaf De Carya Siregar, S.H. dated June 30, 2009, all parties have agreed to transfer Elnusa’s ownership of 205,800,000 shares in Infomedia to Metra (Note 1d.b).

(e)   Indonusa

On December 10, 2010, based on notarial deed No. 6 of Dr. A. Partomuan, S.H., dated January 6, 2011, Indonusa’s stockholders agreed to increase its issued and fully paid capital from 481,426,353 shares to 753,426,353 shares by issuing 272,000,000 additional new shares with a nominal value of Rp.500 per share and fully paid by the Company.

e.     Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2011.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”) and Regulation of the Capital Market Supervisory Board and Financial Institution (“Badan Pengawas Pasar Modal dan Lembaga Keuangan” or Bapepam-LK) No. VIII.G.7 regarding “Financial Statement Presentation Guidelines” and Circular Letter No. SE-02/PM/2002 regarding “Financial Statements Presentation Guidelines for Issuers or Public Companies in Telecommunication Industry”. Indonesian GAAP varies in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 55.

a.       Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.       Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than 50% and has the ability to control the entity or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

c.       Transactions with related parties

The Company and its subsidiaries have transact with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 7, “Related Party Disclosures”. The parties which considered as a related party are if one party has the ability to control the other party or to exercise significant influence over the other party in making financial and operating decisions.

d.       Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company's interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years, a period of longer than five years can be justified provided it does not exceed twenty years.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.     Acquisitions of subsidiaries (continued)

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to the consolidated statement of income when the common control relationship has ceased.

The difference between the consideration paid and the carrying amount of the minority interest debited is recognized directly in equity and reported as “Difference due to acquisition of minority interest in subsidiaries” (Note 1d.b).

e.     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.     Investments

i.         Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.    Investments in securities

Investments in available-for-sale securities and trading securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements of income.

Gains or losses arising from changes in fair value of the trading securities are presented in the income statement within other (expenses) income in the period in which they arise.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.     Investments (continued)

iii.   Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

Investment in joint ventures is accounted by using the equity method whereby the participation in a joint venture initially recorded at cost and subsequently adjusted for changes in the shares of the venturer of the joint venture’s net assets that occurred after the acquisition.

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.     Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less allowance for doubtful accounts. This allowance for doubtful accounts is made based on management’s evaluation of the collectability of outstanding amounts. Accounts are written off in the period during which they are determined to be uncollectible.

h.     Inventories

Since January 1, 2009, the Company and its subsidiaries have adopted PSAK 14 (Revised 2008), “Inventories”, which became effective for financial statement periods beginning on or after January 1, 2009 and is applied prospectively.

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of cost and net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.      Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.      Intangible assets

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.      Intangible assets (continued)

Intangible assets are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
License	10
Other intangible assets	2-10

In 2006, Telkomsel was granted the right to operate the 3G license (Note 13.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fees for the next ten years (Notes 44a.ii and 48c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.     Property, plant and equipment - direct acquisitions

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.     Property, plant and equipment - direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2010, the Company has changed the estimated useful lives of office and installation buildings (included in buildings) from 20 years to 40 years, Submarine Cable Communication System/Fiber Optic Communication System (included in transmission installation and equipment) from 20 years to 25 years and antenna and towers (included in transmission installation and equipment, and satellite, earth station and equipment) from 15 years to 20 years, based on the review of the useful lives of the assets in the telecommunications industry that is similar to the Company and the usage expectation based on technical specification. The effect of the changes was accounted for prospectively and resulted in a reduction in the expense charged to the 2010 consolidated statement of income (Note 11d.iii).

The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.      Property, plant and equipment under finance leases

A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership.

Finance leases are recognized as assets and liabilities in the balance sheets as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

m.   Joint Operation Schemes (“Kerja Sama Operasi” or “KSO”)

Revenues from KSO include amortization of unearned initial investor payments, Minimum Telkom Revenues (“MTR”) and the Company's share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received are recorded net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based on the contracted MTR amount for the current year.

The Company's share of DKSOR is recognized on the basis of the Company's percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK 39, “Accounting for Joint Operation Schemes”, the assets built by the KSO partners under the KSO were recorded in the books of the KSO partners which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

n.     Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the straight-line method over the term of the land rights.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.     Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated balance sheet date as follows:

	The Company and its subsidiaries
	2009		2010
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,420	9,430	9,005	9,015
Euro1	13,574	13,591	12,011	12,025
Yen1	102.05	102.20	110.68	110.82

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

p.     Revenue and expense recognition

i.      Implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)”

In June 2009, the Indonesian Financial Accounting Standard Board (“DSAK”) issued Statement of Withdrawal of Financial Accounting Standard No.1 (PPSAK 1), effective for financial statement periods beginning on or after January 1, 2010. PPSAK 1 among other things, revokes PSAK 35 “Accounting for Revenue from Telecommunications Services”. The Company and its subsidiaries adopted PPSAK 1 starting January 1, 2010 and applied retrospectively. The effect of such implementation include:

•         presentation of the interconnection revenues from a “net” to a “gross” basis;

•         reclassification of outgoing calls to other operators from interconnection revenues to telephone revenues;

•         deferral of the installation and connection revenues including incremental costs and recognized as income over the expected term of the customer relationships (Notes 2p.ii and 2p.iii); and

•         recognition of Revenue Sharing Arrangements (“RSA”) in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet as “Property, plant and equipment” and “RSA liabilities under capital lease”, respectively. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

i.      Implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)”(continued)

As a result of the changes, the comparative figures in the consolidated financial statements have been restated as follow:

	Before restatement	Restatement	After restatement
CONSOLIDATED BALANCE SHEET DECEMBER 31, 2009:
Non-Current Assets	81,373,582	254,554	81,628,136
Current Liabilities	(26,717,414)	(175,711)	(26,893,125)
Non-Current Liabilities	(20,919,098)	(416,330)	(21,335,428)
Stockholders’ Equity	(38,989,747)	337,487	(38,652,260)

Consolidated STATEMENT OF income for the YEAR ended DECEMBER 31, 2008:
Operating Revenues	60,689,784	3,476,645	64,166,429
Operating Expenses	(38,382,309)	(3,347,152)	(41,729,461)
Other Expenses	(1,994,667)	(43,330)	(2,037,997)
Income Before Tax	20,312,808	86,163	20,398,971
Tax Expense	(5,639,695)	(33,847)	(5,673,542)
Net Income	10,619,470	52,316	10,671,786
Basic Earnings Per Share
Net income per share	537.73	2.65	540.38
Net income per ADS (40 series B shares per ADS)	21,509.20	106.00	21,615.20

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 2008:
Net cash provided by operating activities	24,316,297	237,628	24,553,925
Net cash used in financing activities	(11,348,436)	(237,628)	(11,586,064)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

i.      Implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)” (continued)

Consolidated statement OF INCOME for the YEAR ended DECEMBER 31, 2009:	Before restatement	Restatement	After restatement
Operating Revenues	64,596,635	3,080,883	67,677,518
Operating Expenses	(41,993,494)	(2,896,388)	(44,889,882)
Other Expenses	(253,853)	(86,762)	(340,615)
Income Before Tax	22,349,288	97,733	22,447,021
Tax Expense	(6,373,076)	(31,047)	(6,404,123)
Net Income	11,332,140	66,686	11,398,826
Basic Earnings Per Share
Net income per share	576.13	3.39	579.52
Net income per ADS (40 series B shares per ADS)	23,045.20	135.6	23,180.80

CONSOLIDATED STATEMENT OF CASH FLOW FOR THE YEAR ENDED DECEMBER 31, 2009:
Net cash provided by operating activities	29,715,574	96,030	29,811,604
Net cash used in financing activities	(6,652,664)	(96,030)	(6,748,694)

ii.    Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as income over the expected term of the customer relationships. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

iii.   Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Connection fees for service connection are deferred including incremental costs and recognized as income over the expected term of the customer relationships.

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

iii.   Cellular and fixed wireless telephone revenues (continued)

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•         Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

Revenues under Universal Service Obligation (“USO“) arrangement are recognized when telecommunication access is ready and the services are rendered.

iv.    Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with contractual agreements. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company and its subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and its subsidiary’s network (transit).

v.     Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

vi.    Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which is recognized over the period in which the services are rendered.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

vii.  Other telecommunications services revenues

Revenues from other telecommunications services consist of RSA and sales of other telecommunication services or goods.

The RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

viii. Expenses

Expenses are recognized on an accruals basis.

q.     Employee benefits

i.         Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.       Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of subsidiary are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.     Employee benefits (continued)

ii.       Long Service Awards (“LSA”) and Long Service Leave (“LSL”) (continued)

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.     Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.      Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.        Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

r.     Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.     Income tax (continued)

Income tax is charged or credited to the consolidated statement of income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

Deferred tax assets and liabilities are offset in the consolidated balance sheets, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

s.     Financial instruments

In 2006, the DSAK issued PSAK 50 (Revised 2006) "Financial Instruments: Presentation and Disclosures" and PSAK 55 (Revised 2006) "Financial Instruments: Recognition and Measurement". These standards amend both PSAK 50 "Accounting for Investments in Certain Securities" and PSAK 55 "Accounting for Derivative Instruments and Hedging Activities". Both standards are applicable for financial statements covering periods beginning on or after January 1, 2010.

The adoption of the standards did not have a material impact on the result of the Company and its subsidiaries. In accordance with the transitional provision of PSAK 55 (Revised 2006), the impact of recalculating the provision for impairment loss of Rp.91,237 million has been adjusted to retained earnings at January 1, 2010.

In implementing PSAK 50 (Revised 2006) and PSAK 55 (Revised 2006), the Company and its subsidiaries classify financial instruments into financial assets and financial liabilities.

i.         Financial assets

The Company and its subsidiaries classify their financial assets as (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets, or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

a.       Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking. Financial assets at fair value through profit or loss consist of trading securities which are recorded as temporary investment.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Financial instruments (continued)

i.         Financial assets (continued)

b.       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, trade receivables, other receivables, other current financial assets and other non-current financial assets.

c.        Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)       those that the Company upon initial recognition designates as at fair value through profit or loss;

b)       those that the Company designates as available for sale; and

c)       those that meet the definition of loans and receivables.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

No financial assets were classified as held-to-maturity financial assets as of December 31, 2009 and 2010.

d.       Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to maturity investments or financial assets at fair value through profit or loss. Available for sale financial assets consist of available for sale securities which are recorded as temporary investment.

The Company and its subsidiaries use settlement date accounting for regular purchase and sales of financial assets.

ii    Financial liabilities

The Company and its subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

a.       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2009 and 2010.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Financial instruments (continued)

ii    Financial liabilities (continued)

b.       Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

t.      Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

u.     Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

v.     Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

w.    Segment information

The Company and its subsidiaries' segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company's chief operating decision maker.

x.     Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates. In determining some estimates, management utilizes the work of third  party specialists as required. In using specialists to assist with models and calculations, management reviews the underlying assumptions and assesses the corresponding calculations for reasonableness in the context of the circumstances of the Company.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

3.     TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,010 to US$1 as published by Reuters on December 31, 2010. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.    acquisitions OF ad medika

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders, Ravi Varma Kanason, Sofian Susantio, Arthur Tahya (PT Swadayanusa Kencana Raharja) and Shia Kok Fat, each of which is a third party to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction with acquisition cost amounting to Rp.130,077 million (including consultant fee) (Note 1d.b).

Ad Medika is an electronic health care network company. Ad Medika is the largest health service administration management company in Indonesia. Through the acquisition, the Company began providing services through Insure Net as an initial National e-Health program.

The acquisition of Ad Medika has been accounted for using the purchase method of accounting, where the purchase price was allocated to the fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:
Current assets	26,404
Property, plant and equipments	17,110
Intangible assets	45,591
Current liabilities	(22,057)
Long-term liabilities	(8,143)
Deferred tax liabilities	(9,919)
Minority interests	(4,145)
Fair value of net assets acquired	44,841
Goodwill	85,236
Total purchase consideration	130,077
Less:
Cash and cash equivalents in subsidiary acquired	(13,574)
Cash outflow from acquisition	116,503

Metra acquired control of Ad Medika on February 25, 2010 and the valuation was performed by an independent appraisal using the balance sheet amount as of February 28, 2010, being the nearest convenient balance sheet date. The Company’s consolidated results of operations have included the operating results of Ad Medika since March 1, 2010. The intangible assets acquired included customer contracts and backlog, non contractual customer relationships, trademarks and tradenames, and a non compete agreement (Note 13).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS

	2009	2010
Cash on hand	6,730	4,213
Cash in banks
Related parties
Rupiah
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	200,611	439,348
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	146,575	198,680
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	15,096	6,405
PT Bank Syariah Mandiri (“BSM”)	46	999
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	5,581	450
PT Bank Pos Nusantara	7	-
	367,916	645,882
Foreign currencies
Bank Mandiri	81,131	169,132
BNI	35,942	57,005
BRI	377	891
BSM	242	165
	117,692	227,193
Sub-total	485,608	873,075
Third parties
Rupiah
ABN AMRO Bank (“AAB“)	97,176	99,287
Deutsche Bank AG (“DB”)	14,858	27,556
PT Bank Internasional Indonesia Tbk (“BII”)	136	21,245
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	29,940	15,018
PT Bank Central Asia Tbk (“BCA”)	8,196	12,076
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	5,570	8,369
PT Bank Permata Tbk	321	7,753
PT Bank Pembangunan Daerah Jawa Timur	1,004	2,607
PT Bank Bukopin Tbk (“Bank Bukopin”)	3,830	2,529
PT Bank Perkreditan Rakyat Karyajatnika Sadaya	560	1,326
PT Bank ICB Bumiputera Tbk	776	1,169
Others (each below Rp.1 billion)	2,030	2,272
	164,397	201,207
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd.	19,980	38,490
Bank Ekonomi	5,789	17,035
Deutsche Bank AG (“DB”)	10,265	8,758
Citibank, N.A. (“Citibank”)	8,874	8,513
Others (each below Rp.1 billion)	1,313	2,369
	46,221	75,165
Sub-total	210,618	276,372
Total cash in banks	696,226	1,149,447

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Time deposits
Related parties
Rupiah
BRI	1,400,220	2,223,735
Bank Mandiri	344,309	1,556,289
BNI	832,161	1,428,191
BTN	270,000	330,000
BSM	3,000	-
	2,849,690	5,538,215
Foreign currencies
BRI	557,664	635,899
BNI	1,065,477	393,946
Bank Mandiri	-	2,317
	1,623,141	1,032,162
Sub-total	4,472,831	6,570,377

Third parties
Rupiah
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	390,560	495,560
PT Bank Mega Tbk (“Bank Mega”)	100,500	176,850
Bank Bukopin	237,980	173,755
Bank CIMB Niaga	116,817	165,117
PT Bank Tabungan Pensiunan Nasional Tbk	24,000	116,000
PT Pan Indonesia Bank Tbk	395,300	95,000
PT Bank Internasional Indonesia Tbk (“BII”)	-	30,000
PT Bank UOB Buana Tbk	-	25,000
PT Bank Yudha Bhakti	2,500	10,500
PT Bank Muamalat Indonesia	127,000	10,000
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	40,000	10,000
PT Bank Capital Indonesia Tbk	-	6,000
PT Bank ICB Bumiputera Tbk	2,000	1,000
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	2,500	500
Deutsche Bank AG (“DB”)	10,100	300
BCA	660,700	-
PT Bank OCBC NISP Tbk (“OCBC NISP”)	30,000	-
Bank Ekonomi	9,000	-
	2,148,957	1,315,582

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS (continued)

	2009	2010
Foreign currencies
BCA	480,716	64,921
Bank Ekonomi	-	14,408
PT Bank Bukopin Tbk (“Bank Bukopin”)	-	901
	480,716	80,230
Sub-total	2,629,673	1,395,812
Total time deposits	7,102,504	7,966,189
Grand Total	7,805,460	9,119,849

Interest rates per annum on time deposits are as follows:

	2009	2010
Rupiah	4.00% - 13.50%	4.00% - 9.50%
Foreign currencies	0.05% - 4.75%	0.05% - 4.00%

The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 44 for details of related party transactions.

6.     TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)      Related parties

	2009	2010
Government Agencies	553,656	759,450
CSM	57,797	91,366
Indosat	48,067	33,451
PT Patra Telekomunikasi Indonesia (“Patrakom”)	17,869	24,279
PT Graha Informatika Nusantara (“Gratika”)	3,122	6,170
PSN	2,784	5,098
Koperasi Pegawai Telkom (“Kopegtel”)	2,792	3,049
PT Aplikanusa Lintasarta (“Lintasarta”)	5,993	1,461
Others (each below Rp.1 billion)	6,171	6,985
Total	698,251	931,309
Allowance for doubtful accounts	(93,483)	(151,266)
Net	604,768	780,043

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.     TRADE RECEIVABLES (continued)

a.     By debtor (continued)

(i)      Related parties (continued)

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)   Third parties

	2009	2010
Residential and business subscribers	3,997,063	4,480,869
Overseas international carriers	367,920	376,875
Total	4,364,983	4,857,744
Allowance for doubtful accounts	(1,180,067)	(1,294,078)
Net	3,184,916	3,563,666

b.     By age

(i)      Related parties

	2009	2010
Up to 6 months	416,630	559,699
7 to 12 months	71,069	157,534
More than 12 months	210,552	214,076
Total	698,251	931,309
Allowance for doubtful accounts	(93,483)	(151,266)
Net	604,768	780,043

(ii)   Third parties

	2009	2010
Up to 3 months	3,031,085	3,148,973
More than 3 months	1,333,898	1,708,771
Total	4,364,983	4,857,744
Allowance for doubtful accounts	(1,180,067)	(1,294,078)
Net	3,184,916	3,563,666

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.     TRADE RECEIVABLES (continued)

c.     By currency

(i)    Related parties

	2009	2010
Rupiah	672,053	902,875
U.S. Dollars	26,198	28,434
Total	698,251	931,309
Allowance for doubtful accounts	(93,483)	(151,266)
Net	604,768	780,043

(ii)   Third parties

	2009	2010
Rupiah	3,737,492	4,143,578
U.S. Dollars	627,487	712,758
Euro	-	1,408
Singapore Dollars	4	-
Total	4,364,983	4,857,744
Allowance for doubtful accounts	(1,180,067)	(1,294,078)
Net	3,184,916	3,563,666

d.     Movements in the allowance for doubtful accounts

	2008	2009	2010
Beginning balance	1,100,456	1,203,905	1,273,550
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006) (Note 2s)	-	-	91,237
Additions (Note 36)	387,155	561,162	509,415
Bad debts write-off	(283,706)	(491,517)	(428,858)
Ending balance	1,203,905	1,273,550	1,445,344

Bad debts write-off are write-off for third party’s trade receivables.

Management believes that the allowance for doubtful accounts is adequate to cover losses on non-collection of the accounts receivable.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.     INVENTORIES

	2009	2010
Modules	233,819	292,924
Components	162,032	158,479
SIM cards, RUIM cards, set top box and prepaid voucher blanks	111,567	147,419
Total	507,418	598,822
Allowance for obsolescence
Modules	(65,369)	(76,264)
Components	(6,795)	(6,937)
SIM cards, RUIM cards, set top box and prepaid voucher blanks	(10)	(85)
Total	(72,174)	(83,286)
Net	435,244	515,536

Movements in the allowance for obsolescence are as follows:

	2008	2009	2010
Beginning balance	54,701	64,849	72,174
Additions (Note 36)	10,795	12,542	15,345
Inventories write-off	(647)	(5,217)	(4,233)
Ending balance	64,849	72,174	83,286

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

As of December 31, 2009 and 2010, modules and components held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of December 31, 2009 and 2010 is amounting to Rp.89,184 million and Rp.128,367 million, respectively (Note 44d.vii).

Modules and components held by a certain subsidiary have been insured against all industrial risks and loss risk during delivery with the total sum insured as of December 31, 2009 and 2010 amounting to Rp.10,000 million and Rp.15,406 million, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.     ADVANCES AND PREPAID EXPENSES

	2009	2010
Frequency license (Notes 48c.i and 48c.iii)	1,723,010	2,393,639
Rental	380,589	741,200
Salaries	338,492	141,712
Advances	3,868	66,127
Telephone directory issuance costs	1,671	29,558
Insurance	3,769	1,513
Others	45,140	67,282
Total	2,496,539	3,441,031

Refer to Note 44 for details of related party transactions.

9.     OTHER CURRENT ASSETS

Other current assets as of December 31, 2009 and 2010 consists of restricted time deposits as follows:

		2009		2010
		Foreign currencies	Rupiah	Foreign currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	Rp.	-	102,575	-	-
	US$	0.102	962	-	-
TII	US$	0.569	5,356	-	-
Metra	Rp.	-	-	-	593
Bank Mandiri
The Company	Rp.	-	3,793	-	-
Metra	Rp.	-	12,305	-	235
BRI
Metra	Rp.	-	347	-	347
Bank Ekonomi
Metra	Rp.	-	144	-	-
Total			125,482		1,175

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 44 for details of related party transactions.

F-49

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.     ADVANCES AND PREPAID EXPENSES

	2009	2010
Frequency license (Notes 48c.i and 48c.iii)	1,723,010	2,393,639
Rental	380,589	741,200
Salaries	338,492	141,712
Advances	3,868	66,127
Telephone directory issuance costs	1,671	29,558
Insurance	3,769	1,513
Others	45,140	67,282
Total	2,496,539	3,441,031

Refer to Note 44 for details of related party transactions.

9.     OTHER CURRENT ASSETS

Other current assets as of December 31, 2009 and 2010 consists of restricted time deposits as follows:

		2009		2010
		Foreign currencies	Rupiah	Foreign currencies	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
BNI
The Company	Rp.	-	102,575	-	-
	US$	0.102	962	-	-
TII	US$	0.569	5,356	-	-
Metra	Rp.	-	-	-	593
Bank Mandiri
The Company	Rp.	-	3,793	-	-
Metra	Rp.	-	12,305	-	235
BRI
Metra	Rp.	-	347	-	347
Bank Ekonomi
Metra	Rp.	-	144	-	-
Total			125,482		1,175

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS

	2009
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) income	Translation adjustment	Ending balance
Long-term investments in associated companies:
CSM	25.00	84,197	-	(33,175)	(6,745)	44,277
Patrakom	40.00	32,949	-	3,460	-	36,409
PSN	22.38	-	-	-	-	-
		117,146	-	(29,715)	(6,745)	80,686
Other long-term investments:
Scicom (MSC) Berhad (“Scicom”)	15.86	30,961	18,760	-	-	49,721
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	-	-	-	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	-	-	-	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	-	-	-	199
		52,107	18,760	-	-	70,867
		169,253	18,760	(29,715)	(6,745)	151,553

	2010
	Percentage of ownership	Beginning balance	Addition	Share of net (loss) income	Translation adjustment	Ending balance
Long-term investments in associated companies:
Scicom	29.71	49,721	64,358	(4,920)	(541)	108,618
PT Melon Indonesia (“Melon”)	51.00	-	51,000	124	-	51,124
Patrakom	40.00	36,409	-	3,659	-	40,068
CSM	25.00	44,277	-	(12,485)	1,102	32,894
PSN	22.38	-	-	-	-	-
		130,407	115,358	(13,622)	561	232,704
Other long-term investments:
BMPL	10.00	20,360	-	-	-	20,360
BBT	5.00	587	-	-	-	587
Bangtelindo	2.11	199				199
		21,146	-	-	-	21,146
		151,553	115,358	(13,622)	561	253,850

i.      Scicom

Scicom is engaged in providing call center services in Malaysia. On February 3, 2010, TII purchased additional 3,042,400 Scicom shares with a transaction value amounting to US$0.42 million (equivalent to Rp.3,905 million). As a result, TII’s ownership in Scicom increased to 17.01%.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

i.      Scicom (continued)

On May 6, 2010 and June 16, 2010, TII purchased additional 4,870,000 and 30,000,000 Scicom shares, respectively, with transaction values amounting to US$0.76 million (equivalent to Rp.6,897 million) and US$5.79 million (equivalent to Rp.53,556 million), respectively. As a result, TII’s ownership in Scicom increased to 29.85%.

On August 11, 2010, based on a Circular Meeting of Stockholders of Scicom, Scicom’s stockholders agreed to increase its issued and fully paid capital by 1,260,000 shares which amounted to MYR126,000 million (equivalent to Rp.356 million).  As a result of the addition of Scicom issued and fully paid capital, TII’s ownership in Scicom is diluted to 29.71%.

ii.    Melon

On August 16, 2010, Metra established a joint venture with SK Telecom called PT Melon Indonesia with 51% ownership (Note 1d.b). As Metra has no ability to control Melon therefore it is accounted for using the equity method.  Melon is engaged in providing Digital Content Exchange Hub (“DCEH”) services. The DCEH is a new type of connection to distribute digital content such as music file, games and video clip to be accessed by customers, online music store and telephone operator cable and cellular.

iii.   Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

iv.   CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

v.     PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

vi.   BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

As of December 31, 2009 and 2010, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

vii.  BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

viii. Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

11.  PROPERTY, PLANT AND EQUIPMENT

	January 1, 2009*	Additions	Deductions	Reclassifications	December 31, 2009*
At cost:
Direct acquisitions assets
Land	684,768	59,887	-	36,620	781,275
Buildings	2,721,804	48,130	(3,810)	212,293	2,978,417
Leasehold improvements	460,836	65,934	-	-	526,770
Switching equipment	26,356,172	83,741	-	2,508,393	28,948,306
Telegraph, telex and data communication equipment	139,165	-	-	(118,449)	20,716
Transmission installation and equipment	56,572,954	2,165,254	(36,713)	8,527,253	67,228,748
Satellite, earth station and equipment	6,502,198	369,718	(10,540)	(65,997)	6,795,379
Cable network	21,857,982	1,848,996	(407)	(84,985)	23,621,586
Power supply	5,838,258	311,784	(4,822)	1,223,501	7,368,721
Data processing equipment	7,184,767	257,806	(14,364)	174,656	7,602,865
Other telecommunications peripherals	545,194	26,524	(536)	(94,477)	476,705
Office equipment	678,640	58,794	(8,574)	(152,762)	576,098
Vehicles	127,274	1,576	(117)	(18,517)	110,216
Other equipment	105,386	10,033	-	(12,109)	103,310
Property under construction:
Buildings	60,099	215,868	-	(186,041)	89,926
Leasehold improvements	-	466	-	-	466
Switching equipment	17,155	2,539,676	-	(2,508,243)	48,588
Transmission installation and equipment	1,173,830	7,681,570	-	(8,496,838)	358,562
Satellite, earth station and equipment	-	18,119	-	(18,119)	-
Cable network	384	14,565	-	(12,093)	2,856
Power supply	13,131	1,285,359	-	(1,246,323)	52,167
Data processing equipment	427,698	830,352	-	(1,242,042)	16,008
Leased assets
Transmission installation and equipment	284,978	3,788	-	-	288,766
Data processing equipment	236,240	30,027	-	(5,485)	260,782
Office equipment	437,705	4,211	(194,019)	-	247,897
Vehicles	56,998	362	(127)	3,987	61,220
Customer premise equipment (“CPE”) assets	23,307	-	-	(1,529)	21,778
Revenue-sharing arrangement (“RSA”) assets:
Land	1,313	-	-	(46)	1,267
Buildings	338	-	-	(338)	-
Switching equipment	152,776	-	-	(59,786)	92,990
Transmission installation and equipment	100,072	-	-	(56,689)	43,383
Cable network	461,315	-	-	(54,745)	406,570
Other telecommunications peripherals	10,547	-	-	(6,909)	3,638
Total	133,233,284	17,932,540	(274,029)	(1,755,819)	149,135,976

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2009*	Additions	Deductions	Reclassifications	December 31, 2009*
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,351,589	146,061	(3,810)	(8,606)	1,485,234
Leasehold improvements	323,910	57,318	-	308	381,536
Switching equipment	15,926,334	2,605,313	-	(105,974)	18,425,673
Telegraph, telex and data communication equipment	135,327	543	-	(118,479)	17,391
Transmission installation and equipment	19,220,612	5,894,350	(14,585)	(305,418)	24,794,959
Satellite, earth station and equipment	2,732,847	474,600	(10,538)	(60,224)	3,136,685
Cable network	13,506,314	1,302,959	(390)	(120,283)	14,688,600
Power supply	2,333,053	686,487	(3,983)	(83,430)	2,932,127
Data processing equipment	4,588,877	1,032,723	(14,325)	(512,855)	5,094,420
Other telecommunications peripherals	462,208	11,132	(536)	(120,929)	351,875
Office equipment	561,073	49,202	(5,680)	(139,304)	465,291
Vehicles	108,049	5,902	(63)	(19,195)	94,693
Other equipment	94,866	4,492	-	(12,130)	87,228
Leased assets
Transmission installation and equipment	207,323	19,870	-	-	227,193
Data processing equipment	60,162	54,262	-	2,116	116,540
Office equipment	290,717	103,929	(194,018)	411	201,039
Vehicles	11,640	17,713	(48)	(172)	29,133
CPE assets	2,432	2,392	-	(279)	4,545
RSA assets:
Land	926	64	-	(9)	981
Buildings	61	20	-	(81)	-
Switching equipment	69,899	11,014	-	(51,154)	29,759
Transmission installation and equipment	53,282	8,674	-	(35,560)	26,396
Cable network	116,234	39,594	-	(33,743)	122,085
Other telecommunications peripherals	9,305	279	-	(6,888)	2,696
Total	62,167,040	12,528,893	(247,976)	(1,731,878)	72,716,079
Net Book Value	71,066,244				76,419,897

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2010*	Acquisitions of Ad Medika	Additions	Deductions	Reclassifications	December 31, 2010
At cost:
Direct acquisitions assets
Land	781,275	8,104	34,642	-	(8,104)	815,917
Buildings	2,978,417	6,307	75,255	(701)	144,534	3,203,812
Leasehold improvements	526,770	31	74,277	-	-	601,078
Switching equipment	28,948,306	-	121,488	(29,892)	1,085,011	30,124,913
Telegraph, telex and data communication equipment	20,716	-	-	(959)	-	19,757
Transmission installation and equipment	67,228,748	-	2,120,862	(812,180)	5,461,497	73,998,927
Satellite, earth station and equipment	6,795,379	-	41,242	-	85,505	6,922,126
Cable network	23,621,586	-	1,166,157	(248,929)	2,273	24,541,087
Power supply	7,368,721	-	176,926	(16,041)	738,714	8,268,320
Data processing equipment	7,602,865	1,185	157,904	(615,396)	749,774	7,896,332
Other telecommunications peripherals	476,705	-	16,988	-	-	493,693
Office equipment	576,098	1,045	69,578	(8,259)	5,031	643,493
Vehicles	110,216	438	3,223	(846)	-	113,031
Other equipment	103,310	-	4,000	-	885	108,195
Property under construction:
Buildings	89,926	-	126,440	-	(158,078)	58,288
Leasehold improvements	466	-	91,421	-	-	91,887
Switching equipment	48,588	-	1,035,446	-	(1,083,991)	43
Transmission installation and equipment	358,562	-	5,537,094	-	(5,606,953)	288,703
Satellite, earth station and equipment	-	-	68,559	-	(42,324)	26,235
Cable network	2,856	-	4,492	-	(828)	6,520
Power supply	52,167	-	726,252	-	(738,155)	40,264
Data processing equipment	16,008	-	777,145	-	(725,036)	68,117
Leased assets
Transmission installation and equipment	288,766	-	2,542	-	10,801	302,109
Data processing equipment	260,782	-	42,977	-	(6,039)	297,720
Office equipment	247,897	-	12,003	(220,236)	(14,365)	25,299
Vehicles	61,220	-	-	(8,168)	-	53,052
CPE assets	21,778	-	-	-	-	21,778
RSA assets:
Land	1,267	-	-	-	-	1,267
Switching equipment	92,990	-	-	-	(8,976)	84,014
Transmission installation and equipment	43,383	-	-	-	(15,682)	27,701
Cable network	406,570	-	-	-	(9,050)	397,520
Other telecommunications peripherals	3,638	-	-	-	(50)	3,588
Total	149,135,976	17,110	12,486,913	(1,961,607)	(133,606)	159,544,786

*as restated, to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2010*	Acquisitions of Ad Medika	Additions	Deductions	Reclassifications	December 31, 2010
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,485,234	-	97,475	(151)	(5,296)	1,577,262
Leasehold improvements	381,536	-	60,528	-	565	442,629
Switching equipment	18,425,673	-	2,524,695	(29,892)	(8,558)	20,911,918
Telegraph, telex and data communication equipment	17,391	-	742	(959)	-	17,174
Transmission installation and equipment	24,794,959	-	6,321,602	(812,916)	(114,375)	30,189,270
Satellite, earth station and equipment	3,136,685	-	475,860	-	7,500	3,620,045
Cable network	14,688,600	-	1,109,526	(248,928)	(20,022)	15,529,176
Power supply	2,932,127	-	937,712	(11,995)	(2,213)	3,855,631
Data processing equipment	5,094,420	-	1,315,718	(615,394)	23,544	5,818,288
Other telecommunications peripherals	351,875	-	14,594	-	(352)	366,117
Office equipment	465,291	-	43,169	(8,025)	8,922	509,357
Vehicles	94,693	-	5,507	(622)	37	99,615
Other equipment	87,228	-	5,361	-	724	93,313
Leased assets
Transmission installation and equipment	227,193	-	21,177	-	2,575	250,945
Data processing equipment	116,540	-	52,835	-	1,245	170,620
Office equipment	201,039	-	29,275	(220,236)	(5,568)	4,510
Vehicles	29,133	-	16,176	(5,268)	-	40,041
CPE assets	4,545	-	2,273	-	-	6,818
RSA assets:
Land	981	-	64	-	-	1,045
Switching equipment	29,759	-	6,976	-	(7,061)	29,674
Transmission installation and equipment	26,396	-	5,582	-	(10,135)	21,843
Cable network	122,085	-	37,194	-	(5,088)	154,191
Other telecommunications peripherals	2,696	-	250	-	(50)	2,896
Total	72,716,079	-	13,084,291	(1,954,386)	(133,606)	83,712,378
Net Book Value	76,419,897					75,832,408

*as restated, to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

a.       Gains (losses) on disposal or sale of property, plant and equipment

	2008	2009	2010
Proceeds from sale of property, plant and equipment	3,598	12,465	11,702
Net book value	(19,257)	(26,053)	(7,221)
Gains (losses) on disposal or sale of property, plant and equipment	(15,659)	(13,588)	4,481

b.     KSO assets ownership arrangements

(i)      In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of December 31, 2009 and 2010, the net book value of these property, plant and equipment was Rp.818,138 million and Rp.710,484 million, respectively.

(ii)     In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of December 31, 2009 and 2010, the net book value of this property, plant and equipment was Rp.263,462 million and Rp.161,212 million, respectively.

c.     Assets impairment and related claims

(i)      As of December 31, 2009 and 2010, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of December 31, 2010, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(ii)     On April 7, 2010, Nangroe Aceh Darussalam and the surrounding area experienced an earthquake from which insurance claims for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since April 2010.

(iii)    On June 16, 2010, Papua and the surrounding area experienced an earthquake from which insurance claims for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since June 2010.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others

(i)      Interest capitalized to property under construction amounted to Rp.nil for 2008, 2009 and 2010, respectively.

(ii)        Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for 2008, 2009 and 2010, respectively.

(iii)    In 2010, the useful lives of Company’s office and installation buildings, Submarine Cable Communication System/Fiber Optic Communication System and Antenna and Tower were changed and accounted for prospectively. The impact is a reduction in the amount depreciation expense of Rp. 126,025 million recognized to the 2010 consolidated statement of income (Note 2k).

(iv)    In August 2010, Telkomsel decided to replace certain equipment (part of infrastructure) with a net carrying amount of Rp.55,328 million (as of August 31, 2010) and planned to use such equipment until September 2010. Accordingly, Telkomsel changed the useful life of such equipment. The impact is an additional depreciation expense of Rp.51,827 million charged to the 2010 consolidated statement of income. This equipment with a cost of Rp.643,556 million was subsequently derecognized in November 2010. Upon the derecognition, the equipment had been fully depreciated.

(v)     In April 2010, certain Telkomsel’s equipment, with a cost of Rp.774,046 million was derecognized. Upon the derecognition, the equipment had been fully depreciated.

(vi)    In December 2009, Telkomsel decided to replace certain software and equipment (part of infrastructure and supporting facilities) with a net carrying amount of Rp.1,163,657 million (as of December 31, 2009), and plan to use such software and equipment until June 2011. Accordingly, Telkomsel changed the useful life of such equipment. The impact is additional depreciation expense charged to the 2009 consolidated statement of income of Rp.27,653 million.

(vii)   In 2009, the useful life of certain Telkomsel’s equipment (part of supporting facilities) was changed from 10 years to 5 years to reflect its current economic life. The accelerated depreciation charged to 2009 consolidated statement of income was Rp.82,288 million.

(viii)  The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 15-45 years, which will expire between 2011 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(ix)    The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where the legal title of those parcels of land is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. As the transfer to the Company of the legal title of ownership on those parcels of land is still in progress, the total magnitude of such transfers is yet to be determined.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others (continued)

(x)     As of December 31, 2010, the Company and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Sarana Janesia Utama, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, HSBC Insurance (Singapore) Pte, Ltd, PT Asuransi Astra Buana and PT Asuransi Mitra Maparya against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.73,121,200 million, which was covered by sum insured basis with a maximum loss claim of Rp.852,355 million, US$13.48 million, EUR0.22 million and SGD 9.42 million and on first loss basis of Rp.6,230,408  million including business recovery of Rp.324,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$22.91 million and US$43.00 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(xi)    As of December 31, 2010, the completion of assets under construction was around 63.32% of the total contract value, with estimated dates of completion between January 2011 and December 2011. Management believes that there is no impediment to the completion of the construction in progress.

(xii)   Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

(xiii) The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance  leases as of December 31, 2009 and 2010 are as follows:

Year	2009*	2010
2010	355,798	-
2011	244,965	286,257
2012	186,792	203,383
2013	128,907	141,579
2014	89,607	98,374
Later	76,178	80,141
Total minimum lease payments	1,082,247	809,734
Interest	(301,594)	(202,805)
Net present value of minimum lease payments	780,653	606,929
Current maturities (Note 19a)	(239,078)	(198,062)
Long-term portion (Note 19b)	541,575	408,867

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of December 31, 2009 and 2010 consist of:

	2009*	2010
Advances for purchase of property, plant and equipment	693,473	1,334,639
Prepaid rent - net of current portion (Note 8)	987,179	1,052,331
Deferred charges	459,234	447,174
Restricted cash	222,485	101,534
Security deposits	37,207	62,469
Equipment not used in operations - net	68,573	29,675
Others	20,691	24,873
Total	2,488,842	3,052,695

* as restated, refer to Note 2p

Deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges, deferred Indefeasible Right of Use (“IRU”) Agreement charges, and deferred land rights charges. As of December 31, 2009 and 2010, deferred charges amortization amounted to Rp.18,418 million and Rp.18,638 million, respectively.

As of December 31, 2009, restricted cash represent cash received from the Government relating to compensation for early termination of exclusive rights to be used for the construction of certain infrastructures (Notes 1a and 28) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees. As of December 31, 2010 restricted cash represent time deposits with original maturities of more than one year pledged as collateral for bank guarantees among others for the USO contract (Note 47h).

As of December 31, 2009 and 2010, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation expense charged to the consolidated statements of income in 2009 and 2010 amounted to Rp.37,035 million and Rp.303 million, respectively.

Refer to Note 44 for details of related party transactions.

13.  GOODWILL AND OTHER INTANGIBLE ASSETS

(i)    The changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2009 and 2010 are as follows:

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2008	106,544	8,969,599	436,000	9,512,143
Additions:
The Company’s software	-	281,759	-	281,759
The Company’s wireless broadband	-	-	50,861	50,861
3G Telkomsel (Note 1d.a)	-	-	320,000	320,000
Sigma’s software	-	11,082	-	11,082
Deductions	-	(119,840)	-	(119,840)
Reclassification	-	(57,066)	-	(57,066)
Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

(i)    (continued)

	Goodwill	Other intangible assets	License	Total
Accumulated amortization:
Balance, December 31, 2008	(17,048)	(6,202,180)	(105,107)	(6,324,335)
Amortization expense during the year	(4,325)	(1,327,904)	(58,229)	(1,390,458)
Deductions	-	119,093	-	119,093
Reclassifications	-	25,041	-	25,041
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)
Net Book Value	85,171	1,699,584	643,525	2,428,280
Weighted-average amortization period	20 years	6.84 years	9.63 years

	Goodwill	Other intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939
Additions:
The Company’s software	-	174,286	-	174,286
The subsidiaries’ software	-	543,276	-	543,276
The subsidiaries’ license	-	-	5,568	5,568
Acquisitions of Ad Medika	85,236	45,591	-	130,827
Reclassification	-	25,661	-	25,661
Balance, December 31, 2010	191,780	9,874,348	812,429	10,878,557
Accumulated amortization:
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)
Amortization expense during the year	(7,877)	(1,413,765)	(86,584)	(1,508,226)
Reclassifications	-	(15,147)	-	(15,147)
Balance, December 31, 2010	(29,250)	(8,814,862)	(249,920)	(9,094,032)
Net Book Value	162,530	1,059,486	562,509	1,784,525
Weighted-average amortization period	20 years	6.99 years	9.38 years

(ii)   Goodwill resulted from the acquisition of Sigma in 2008, Indonusa in 2008 and Ad Medika in 2010 (Note 4). Starting January 1, 2009, the Company has changed the estimated useful lives of goodwill from 5 years to 20 years (Note 2d). The Company prospectively accounted for the impact of the changes in the estimated useful lives in 2009 consolidated statement of income. Other intangible assets also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)  The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license. In 2009, Telkomsel obtained an additional 3G license of Rp.320,000 million which is recorded as an intangible assets and amortized over 10 years (Notes 1d.a, 2j, 44a.ii and 48c.i).

(iv)  In 2009, the Company was granted a switched based local network provider license using 2.3 GHz radio frequency bandwidth for wireless broadband services. The up-front fee is recorded as an intangible assets and amortized over the license’s useful life of 10 years.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

 (v)  Starting January 1, 2009, the Company has changed the estimated useful lives of software from 5-10 years to 3-5 years. The Company prospectively accounted for the impact of the changes in the estimated useful lives in 2009 consolidated statement of income.

(vi)  The estimated annual amortization expense relating to other intangible assets from January 1, 2011 is approximately Rp.479,650 million.

(vii) As of December 31, 2010, there were indications of impairment for other intangible assets, however based on the Company’s assessment, the recoverable value is higher than the carrying amounts.

14.  ESCROW ACCOUNTS

Escrow accounts as of December 31, 2009 and 2010 consist of the following:

	2009	2010
Bank Mandiri	44,004	41,552
Others (each below Rp.1 billion)	110	110
	44,114	41,662

The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 48c.ii).

Refer to Note 44 for details of related party transactions.

15.  TRADE PAYABLES

	2009*	2010
Related parties
Purchases of equipment, materials and services	214,484	556,433
Radio frequency usage charges, Concession fees and Universal Service Obligation charges	1,274,933	393,686
Payables to other telecommunications providers	270,051	203,755
Sub-total	1,759,468	1,153,874
Third parties
Purchases of equipment, materials and services	7,989,931	6,269,253
Payables to other telecommunications providers	48,655	87,668
Sub-total	8,038,586	6,356,921
Total	9,798,054	7,510,795

*as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.  TRADE PAYABLES (continued)

Trade payables by currency are as follows:

	2009*	2010
Rupiah	5,209,474	4,378,075
U.S. Dollars	4,332,095	3,126,144
Euro	243,667	2,128
Singapore Dollars	10,377	1,645
Malaysian Ringgit	1,501	1,624
Others	940	1,179
Total	9,798,054	7,510,795

*as restated, refer to Note 2p

Refer to Note 44 for details of related party transactions.

16.  ACCRUED EXPENSES

	2009*	2010
Operations, maintenance and telecommunications services	1,519,993	1,773,794
Salaries and benefits	743,097	894,733
General, administrative and marketing	596,512	514,367
Interest and bank charges	215,753	226,366
Early retirement program (Note 34)	1,043,639	-
Total	4,118,994	3,409,260

*as restated, refer to Note 2p

Accruals for early retirement program 2009 arose from the Decision of HCGA Director of the Company No. SK.704/PS940/HRC-60/2009 and No. SK.18.PS940/HRC-60/2010 on Establishment of 2009 Early Retirement Participant dated December 23, 2009 and January 15, 2010, respectively and as communicated to the employees on October 23, 2009. The Company accrued on the basis of the number of eligible employees by grade and who were enrolled. Accrued early retirement benefits as of December 31, 2009, amounted to Rp.1,028,639 million charged to the 2009 consolidated statements of income (Note 34).

Based on the Decision of Board of Committee of Infomedia No. IN/DEKOM/74000/09012 on early retirement dated December 23, 2009, Infomedia accrued on the basis of the number of eligible employees by grade and who were expected to enroll. Accrued early retirement benefits as of December 31, 2009, amounted to Rp 15,000 million were charged to the 2009 consolidated statements of income (Note 34).

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

17.  UNEARNED INCOME

	2009*	2010
Prepaid pulse reload vouchers	2,702,183	2,419,099
Other telecommunications services	122,122	131,220
Others	122,227	131,164
Total	2,946,532	2,681,483

* as restated, refer to Note 2p

18.  SHORT-TERM BANK LOANS

Lenders	Currency	2009	2010
Bank CIMB Niaga	Rp.	12,200	35,359
Bank Ekonomi	Rp.	22,650	16,472
PT Bank Syariah Mandiri (“BSM”)	Rp.	9,000	4,000
Total		43,850	55,831

Refer to Note 44 for details of related party transactions.

			Total facility	Payment	Interest payment	Interest rate
	Borrower	Currency	(in millions)	schedule	periode	per annum	Security
Bank CIMB Niaga
April 25, 2005[a]	Balebat	Rp.	12,000	May 29, 2011	Monthly	11.50%	Property, plant and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
April 29, 2008[a]	Balebat	Rp.	5,000	May 29, 2011	Monthly	11.50%	Property, plant and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
April 29, 2008[a]	Balebat	Rp.	500	May 29, 2011	Monthly	11.50%	Property, plant and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
October 18, 2005[b]	GSD	Rp.	19,000	January 18, 2011	Monthly	10.25%	Property, plant and equipment (Note 11)
May 14, 2010	Infomedia	Rp.	28,000	May 14, 2011	Monthly	12.50%	Trade receivables (Note 6)
Bank Ekonomi
February 11, 2009[c]	Sigma	US$	0.55	June 13, 2011	Monthly	6%	Trade receivables (Note 6)
August 7, 2009[d]	Sigma	Rp	35,000	July 1, 2011	Monthly	10.50%	Trade receivables (Note 6), property, plant and equipment (Note 11)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.  SHORT-TERM BANK LOANS (continued)

			Total facility	Payment	Interest payment	Interest rate
	Borrower	Currency	(in millions)	schedule	periode	per annum	Security
PT Bank Syariah Mandiri (“BSM”) August 20, 2009	Balebat	Rp.	15,000	August 20, 2010	Monthly	15.30%	Property, plant and equipment (Note 11), inventories (Note 7), trade receivables (Note 6), insurance and letter of comfort
September 1, 2010	Balebat	Rp.	15,000	August 30, 2011	Monthly	14.00%	Property, plant and equipment (Note 11), inventories (Note 7), trade receivables (Note 6)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purpose.

a   Based on the latest amendment on May 24, 2010.

b    Based on the latest amendment on December 8, 2010.

c   Based on the latest amendment on July 1, 2010.

d    Based on the latest amendment on July 1, 2010.

19.  MATURITIES OF LONG-TERM LIABILITIES

a.     Current maturities

	Notes	2009*	2010
Bank loans	22	5,826,347	4,478,247
Two-step loans	20	423,983	395,363
Obligations under finance leases	11	239,078	198,062
Bonds and notes	21	5,518	126,719
Deferred consideration for business combinations	23	1,221,287	105,245
Total		7,716,213	5,303,636

* as restated, refer to Note 2p

b.     Long-term portion

		(In billions of Rupiah)
	Notes	Total	2012	2013	2014	2015	Later
Bank loans	22	10,256.2	3,421.5	3,407.1	2,267.2	756.3	404.1
Bonds and notes	21	3,249.4	160.0	59.4	30.0	1,005.0	1,995.0
Two-step loans	20	2,741.3	397.3	322.6	325.2	327.8	1,368.4
Obligations under finance leases	11	408.9	152.2	112.1	83.8	15.8	45.0
Total		16,655.8	4,131.0	3,901.2	2,706.2	2,104.9	3,812.5

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2009		2010
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas bank	Yen	11,518.46	1,177,186	10,750.57	1,191,378
	US$	139.64	1,316,827	120.76	1,088,639
	Rp.	-	1,024,080	-	856,649
Total			3,518,093		3,136,666
Current maturities (Note 19a)			(423,983)		(395,363)
Long-term portion (Note 19b)			3,094,110		2,741,303

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas bank	US$	Semi-annually	Semi-annually	4.00% - 6.67%
	Rp.	Semi-annually	Semi-annually	7.57%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.   Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.   Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of December 31, 2010, the Company complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES

		2009		2010
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
Series A	Rp.	-	-	-	1,005,000
Series B	Rp.	-	-	-	1,995,000
Medium Term Notes (“MTN” )
Metra	Rp.	-	30,000	-	47,000
Sigma	Rp.	-	30,000	-	30,000
Finnet	Rp.	-	10,000	-	23,750
Promissory Notes
PT. ZTE Indonesia (“ZTE”)	US$	0.46	4,295	7.08	63,824
Huawei Tech	US$	-	-	23.46	211,524
Total			74,295		3,376,098
Current maturities (Note 19a)			(5,518)		(126,719)
Long-term portion (Note 19b)			68,777		3,249,379

a.       Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment method	Interest rate per annum
Series A	1,005,000	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995,000	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000,000

The bonds are secured by all assets owned by the Company. The underwriter of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee  is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system), and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2010, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1.

2.     EBITDA to interest expenses ratio should not be less than 5:1.

3.     Debt service coverage is 125%.

As of December 31, 2010, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

b.     MTN

Notes	Principal	Issuance date	Maturity date	Interest payment method
MTN
Metra
Phase 1	30,000	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20,000	February 1, 2010	February 2, 2013	Quarterly
Sigma	30,000	October 16, 2009	November 17, 2014	Semi-annually
Finnet
Phase 1	10,000	October 16, 2009	November 17, 2012	Monthly
Phase 2	15,000	March 18, 2010	March 24, 2013	Monthly

The Arranger of the Medium Term Notes is PT Bahana Securities, Bank Mega is acting as Trustee, and PT Kustodian Sentral Efek Indonesia (“KSEI”) acting as Collecting Agent and Custodian.

i.      Metra

Proceeds from the issuance of MTN were used to expand the business and as working capital.

The MTN bear floating interest rates, for the first year of 15.05% and 12.01% for the first and second phase, respectively. For the second and third years, interest rate for the first and second phase is the average return (yield) of three Government Bonds (“Surat Utang Negara” or SUN) with a remaining period of time equal to the second and third years of MTN plus a 4.02% premium. Repayment of the principal is in increments of 10%, 20% and 70% on the first, second and third anniversary of the Issuance Date, respectively.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to Equity maximum 1.5:1

2.     EBITDA to Interest Ratio minimum 2.5.

As of December 31, 2010, Metra complied with the above mentioned ratios.

ii.     Sigma

Proceeds from the issuance of MTN were used to expand the business.

The MTN bear interest rates for the first year of 14.5% and for the second up to the fifth years from the Issuance Date based upon the average interest rate of one-month SBI plus a 800 basis points premium, One-month SBI is calculated based on the average interest rates of one-month SBI in the last 6 months at the time of the determination of the interest of MTN.

The MTN are not secured by a specific collateral, but secured by all of Sigma’s assets. These movable or fixed property, either existing or in the future, are collateral for assets of MTN holders and at all times ranked (pari passu) without any preference with other creditor privileges in accordance with prevailing regulations.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

b.     MTN (continued)

ii.     Sigma (continued)

Based on the agreements, Sigma is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to Equity maximum 2.5:1

2      Funded debt and maximum of five times EBITDA in 2009, three and a half times in 2010 and two and a half times in 2011.

As of December 31, 2010, Sigma complied with the above mentioned ratios.

iii.    Finnet

Proceeds from issuance of MTN were used for the investment of hardware and software, project development and bridging loan payments for projects.

Repayment of principal for the first phase MTN are 1% each month on the 7th until 12th month, 2% each month on the 13th until 35th month, and the remaining 48% will be paid on November 17, 2012.

Repayment of principal for the second phase MTN are 2% each month on the following month until 35th month and the remaining 30% will be paid on March 24, 2013.

The MTN bear interest rates of 16.25% per annum.

MTN are not secured by a specific collateral, but secured by all Finnet’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other Finnet’s creditor privileges in accordance with prevailing regulations. Finnet may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Finnet is required to comply with all covenants or restrictions including maintaining financial ratio as follows:

1.     Debt to Equity maximum 2.5:1 (only if MTN is given by Finnet to third party)

2.     EBITDA to Interest Ratio minimum 2.5.

As of December 31, 2010, Finnet complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

c.     Promissory Notes

Supplier	Currency	Principal (in millions)	Issuance date	Payment schedule	Interest payment method	Interest rate per annum
PT. ZTE Indonesia (“ZTE”)	US$	100	August 20, 2009	Semi-annually (June10,2010 – May 25, 2013)	Semi-annually	6 month LIBOR+2.5%
PT Investment (“Huawei Tech”)	US$	300	June 19, 2009	Semi-annually (September 19, 2010 – June 23, 2013)	Semi-annually	6 month LIBOR+2.5%

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

c.     Promissory Notes (continued)

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company with ZTE and Huawei Tech, the promissory notes issued by the Company to ZTE and Huawei Tech is an unsecured supplier financing facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) projects with ZTE and Huawei Tech.

22.  BANK LOANS

		2009		2010
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea (“Korea Eximbank”)	US$	35	332,605	11.76	105,989
Bank Mandiri	Rp.	-	3,330,000	-	3,075,556
BCA	Rp.	-	2,600,000	-	2,755,556
Citibank	Rp.	-	200,000	-	-
BNI	Rp.	-	1,550,000	-	1,150,000
Bank CIMB Niaga	Rp.	-	25,301	-	24,215
Bank Bukopin	Rp.	-	857	-	-
BRI	Rp.	-	2,200,000	-	822,000
Bank Ekonomi	Rp.	-	74,272	-	79,378
Syndication of banks	Rp.	-	5,100,000	-	4,500,000
PT ANZ Panin Bank (“ANZ Panin”)	Rp.	-	1,000,000	-	-
BII	Rp.	-	500,000	-	-
PT Bank OCBC Indonesia (“OCBC Indonesia”)	Rp.	-	-	-	177,600
OCBC NISP	Rp.	-	-	-	444,000
ABN Amro Bank N.V.,Stockholm Branch and Standard Chartered Bank	US$	-	-	54.18	487,106
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	-	-	46.36	416,783
Bank of China (“BoC”)	US$	-	-	17.68	158,959
Finnish Export Credit Ltd	US$	-	-	16.58	149,062
Japan Bank for International Cooperation (“JBIC”)	US$	-	-	53.90	485,907
BTN	Rp.	-	-	-	7,084
PT Bank Index Selindo (“Bank Index”)	Rp.	-	-	-	502
Total			16,913,035		14,839,697
Unamortized debt issue cost			-		(105,245)
			16,913,035		14,734,452
Current maturities (Note 19a)			(5,826,347)		(4,478,247)
Long-term portion (Note 19b)			11,086,688		10,256,205

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in millions)	Payment schedule	Interest payment period	Interest rate per annum	Security
The Export-Import Bank of Korea(“Korea Eximbank”)
August 27, 2003[a]	The Company	US$	124	Semi-annually (December 30, 2006 - June 30, 2011)	Semi-annually	5.68%	None
Bank Mandiri
June 15, 2007b&c	Telkomsel	Rp.	700,000	Semi-annually (January 30, 2008 - January 30, 2010)	Quarterly	3 months JIBOR+1.25%	None
October 24, 2007[b]	Telkomsel	Rp.	750,000	Semi-annually (April 30, 2008 - April 30, 2010)	Quarterly	3 months JIBOR+1.17%	None
December 23, 2008[b]	Telkomsel	Rp.	1,300,000	Semi-annually (July 30, 2009 - July 30, 2011)	Monthly	3 month JIBOR+2.25%	None
July 3, 2009[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 9, 2010 - January 9, 2014)	Quarterly	3 months JIBOR+1.50%	None
July 5, 2010[b]	Telkomsel	Rp.	3,000,000	Semi-annually (January 7, 2012 - January 7, 2016)	Quarterly	3 months JIBOR+1.20%	None
BCA
July 14, 2008[b]	Telkomsel	Rp.	1,000,000	Semi-annually (January 21, 2009 - January 21, 2011)	Quarterly	1 month JIBOR+1.50%	None
July 3, 2009[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 9, 2010 - January 9, 2014)	Quarterly	3 months JIBOR+1.50%	None
July 5, 2010[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 7, 2012 - January 7, 2016)	Quarterly	3 months JIBOR+1.20%	None
December 16, 2010	TII	Rp.	200,000	Semi-annually	Quarterly	3 months JIBOR+1.25%	None
Citibank
October 24, 2007[b]	Telkomsel	Rp.	500,000	Semi-annually (December 25, 2008 - December 25, 2010)	Quarterly	3 months JIBOR+1.09%	None
BNI
October 24, 2007[b]	Telkomsel	Rp.	750,000	Semi-annually (April 30, 2008 - April 30, 2010)	Quarterly	3 months JIBOR+1.17%	None
July 14, 2008[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 21, 2009 - January 21, 2011)	Quarterly	1 month JIBOR+1.50%	None
July 3, 2009[b]	Telkomsel	Rp.	750,000	Semi-annually (January 3, 2011 – January 3,2015)	Quarterly	3 months JIBOR+3.00%	None
October 13, 2010[h]	The Company	Rp.	1,000,000	Semi-annually	Quarterly	3 months JIBOR+1.25%	None
Bank CIMB Niaga
December 28, 2004[d]	Balebat	Rp.	2,200	Monthly (December 29, 2004 - June 28, 2010)	Monthly	14%	Property, plants and equipments (Note 11), inventories (Note 7), and trade receivables (Note 6)
March 21, 2007	GSD	Rp.	20,000	Quarterly (April 2007 - July 2015)	Monthly	13%	Property, plants and equipments (Note 11)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in millions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
November 23, 2007	GSD	Rp.	8,000	Monthly (December 23, 2007 – November 23, 2012)	Monthly	11%	Property, plants and equipments (Note 11)
July 28, 2009[e]	Balebat	Rp.	2,743	Monthly (March 2010 - February 2015)	Monthly	11.50%	Property, plants and equipments (Note 11), inventories (Note 7), and trade receivables (Note 6)
May 24, 2010	Balebat	Rp.	3,000	Monthly (June 9, 2010 - June 8, 2015)	Monthly	11.50%	Property, plants and equipments (Note 11), inventories (Note 7), and trade receivables (Note 6)
Bank Bukopin
May 11, 2005	Infomedia	Rp.	5,300	Monthly (May 2005 - December 2010)	Monthly	15%	Property, plants and equipments (Note 11)
BRI
October 24, 2007[b]	Telkomsel	Rp.	2,000,000	Semi-annually (December 25, 2008 – December 25, 2010)	Quarterly	3 months JIBOR+1.17%	None
July 28, 2008[b]	Telkomsel	Rp.	1,000,000	Semi-annually (February 4, 2009-February 4, 2011)	Quarterly	1 month JIBOR+1.50%	None
September 2, 2009[b]	Telkomsel	Rp.	800,000	Semi-annually (March 8, 2010 - March 8, 2014)	Quarterly	3 months JIBOR+1.50%	None
October 13, 2010[h]	The Company	Rp.	3,000,000	Semi-annually	Quarterly	3 months JIBOR+1.25%	None
Bank Ekonomi
December 7, 2006[f]	Sigma	Rp.	14,000	Monthly (December 12, 2006 -December 12, 2012)	Monthly	10.50%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
March 9, 2007[f]	Sigma	Rp.	13,000	Monthly (January 2008 – December 2012)	Monthly	10.50%	Property, plants and equipments (Note 11), and trade receivables (Note 6)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in millions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank Ekonomi (continued)
September 10, 2008[f]	Sigma	Rp.	33,000	Monthly (April 2009 – March 2015)	Monthly	10.50%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
August 7, 2009f&g	Sigma	Rp.	35,000	Monthly some installment (September 4, 2009 - August 25, 2013)	Monthly	10.50%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
August 7, 2009[f]	Sigma	Rp.	20,000	Monthly some installment (November 19, 2009 – August 4, 2014)	Monthly	10.50%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
Syndication of banks
July 29, 2008[h] (BNI, BRI and Bank Jabar)	the Company	Rp.	2,400,000	Semi-annually (February 25, 2010 - July 28, 2013)	Quarterly	3 months JIBOR+1.20%	None
June 16, 2009[h] (BNI and BRI)	the Company	Rp.	2,700,000	Semi-annually (January 25, 2011 - June 15, 2014)	Quarterly	3 months JIBOR+2.45%	None
PT ANZ Panin Bank (“ANZ Panin”)
September 4, 2009[b]	Telkomsel	Rp.	1,000,000	Semi-annually (March 8, 2010 - March 8, 2014)	Quarterly	3 months JIBOR+1.75%	None
BII
September 15, 2009[b]	Telkomsel	Rp.	500,000	Semi-annually (March 29, 2010 - March 29, 2014)	Quarterly	3 months JIBOR+2.06%	None
PT Bank OCBC Indonesia (“OCBC Indonesia”)
November 2, 2009[b]	Telkomsel	Rp.	200,000	Semi-annually (November 2, 2010 - November 2, 2014)	Quarterly	3 months JIBOR+3.00%	None
OCBC NISP
November 2, 2009[b]	Telkomsel	Rp.	500,000	Semi-annually (November 2, 2010 - November 2, 2014)	Quarterly	3 months JIBOR+3.00%	None
ABN Amro Bank N.V. Stockholm Branch and Standard Chartered Bank
December 30, 2009b&i	Telkomsel	US$	318	Semi-annually (April 2011 – October 2016)	Semi-annually	6 months LIBOR+0.82%	None
Industrial and Commercial Bank of China Limited (“ICBC”)
December 30, 2009b&j	Telkomsel	US$	266	Semi-annually (April 2011 – October 2016)	Semi-annually	6 months LIBOR+1.20%	None

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in millions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank of China (“BoC”)
December 30, 2009[b]	Telkomsel	US$	100	Semi-annually (June 30, 2012 - December 30, 2017)	Semi-annually	6 months LIBOR+2.55%	None
Finnish Export Credit Ltd
March 2, 2010b&k	Telkomsel	US$	264	Semi-annually (Jan 2011 - Juli 2015)	Semi-annually	CIRR+2.50%	None
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010I&m	The Company	US$	59.89	Semi-annually (October 26, 2010 - April 26, 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
BTN
September 10, 2009	Ad Medika	Rp.	9,500	Monthly (September 10, 2009 – September 10, 2014)	Monthly	13.50%	Property, plants and equipments (Note 11) and trade receivables (Note 6)
Bank Index
May 12, 2010	Balebat	Rp.	590	Monthly (September 2010 -August 2012)	Monthly	14%	Property, plants and equipments (Note 11)
Standard Chartered Bank
December 6, 2010	TII	US$	8.0	Monthly	Monthly	2%	None

The credit facilities obtained by the Company and its subsidiaries are used for working capital purpose.

[a]	The credit facility obtained by the Company is used for financing the Code Division Multiple Access (“CDMA”) procurement from the Samsung consortium.
[b]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect the Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31,2010, Telkomsel has complied with the above covenants.

[c]	Based on the latest amendment on July 24, 2007.
[d]	Based on the latest amendment on July 28, 2009.
[e]	Based on the latest amendment on May 24, 2010.
[f]

These credit facilities includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables. As of December 31, 2010, Sigma has complied with the above covenants.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

[g]	Based on the latest amendment on September 17, 2009.
[h]

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2010 as follows:

1. Debt to equity ratio should not exceed 2:1.

2. Debt service coverage ratio should exceed 125%.

[i]

Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 48a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V Stockholm Branch (as “the original lender”) and Standard Chartered Bank (“SCB”) (as “the original lender”, ”the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V.,Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively.

[j]

Pursuant to the agreements with Huawei International Pte.Ltd. (“Huawei International“) and PT Huawei Tech Investment (“Huawei Tech”) (Note 48a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement with the ICBC for the purchase of Huawei Tech telecommunication equipment and services. The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively, including premium of US$16 million.

[k]

Pursuant to agreements with Nokia Siemens Networks Oy, PT Nokia Siemens Networks and Nokia Siemens Networks GmbH & Co.KG (Note 48a.ii.). Telkomsel entered into a Finnvera-backed facility agreement with Finnish Export Credit Ltd (“FEC”) (as “the original lender”), Citibank, N.A., Jakarta Branch and Credit Suisse AG, Zurich (as “the arrangers”). The Hongkong and Shanghai Banking Corporation (“HSBC”) limited (as “the arranger” and “the FEC counterparty”), and HSBC Bank Plc (as “the agent”) for the purchase of Nokia Siemens Networks telecommunication equipment and services. The facilities consist of facility 1 and 2 amounting to US$127 million and US$137 million, respectively, including premium of US$14 million.

[l]

In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million.

[m]

As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of December 31, 2010 as follows:

1.       Debt to equity ratio should not exceed 2:1.

2.       Debt service coverage ratio should exceed 150%.

23.  DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company's obligations to the Selling Stockholders of MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

	2009	2010
KSO IV transaction
MGTI	835,298	61,552
Less discount	(33,876)	-
	801,422	61,552

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.  DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)

	2009	2010
KSO VII transaction
BSI	568,524	43,693
Less discount	(40,580)	-
	527,944	43,693
Total	1,329,366	105,245
Current maturity - net of discount (Note 19a)	(1,221,287)	(105,245)
Long-term portion - net of discount (Note 19b)	108,079	-

a.     KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through January 2011 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of December 31, 2009 and 2010, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$88.58 million (equivalent to Rp.835,298 million) and US$6,83 million (equivalent to Rp.61,552 million), respectively.

b.     KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of the KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through January 2011 at a discount rate of 15%, plus the direct cost of the business combination.

As of December 31, 2009 and 2010, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.568,524 million and Rp.43,693 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.  MINORITY INTEREST

	2009	2010
Minority interest in net assets of subsidiaries:
Telkomsel	10,868,407	11,970,890
Metra	57,670	17,311
Infomedia	7,270	7,840
Total	10,933,347	11,996,041

	2008	2009	2010
Minority interest in net income of subsidiaries:
Telkomsel	3,997,135	4,605,610	4,326,410
Metra	1,903	1,128	5,935
Infomedia	54,605	37,334	968
Total	4,053,643	4,644,072	4,333,313

25.  CAPITAL STOCK

Description		2009
	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	1,788,730,056	9.09	447,183
Directors (Note 1b):
Ermady Dahlan	17,604	-	4
Indra Utoyo	5,508	-	1
Public (individually less than 5%)	7,560,200,900	38.44	1,890,050
Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 27)	490,574,500	-	122,644
Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  CAPITAL STOCK (continued)

Description		2010
	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	2,394,970,656	12.18	598,743
Directors (Note 1b):
Ermady Dahlan	17,604	-	4
Indra Utoyo	5,508	-	1
Public (individually less than 5%)	6,953,960,300	35.35	1,738,490
Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 27)	490,574,500	-	122,644
Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

26.  ADDITIONAL PAID-IN CAPITAL

	2009	2010
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)
Total	1,073,333	1,073,333

27.  TREASURY STOCK

The Company had repurchased the Series B shares phase I, II and III based on the AGM of Stockholders of the Company (Note 1c) and on the potential crisis market condition based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008.

As of December 31, 2009 and 2010, the Company has repurchased 490,574,500 of the Company’s issued and outstanding Series B shares, respectively, representing 2.43% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.4,264,073 million up to 2009 and 2010, respectively, (including broker’s commissions and custodian fees).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.  TREASURY STOCK (continued)

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for used of the treasury stock as result of the Share Buy Back I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

28.  DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI - DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2009 and 2010, the development of the related infrastructure amounted to Rp.416,773 million and Rp.537,304 million, respectively.

As of December 31, 2009 and 2010, the Company has received an aggregate of Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90,000 million from 2005 to 2008 and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

29.  TELEPHONE REVENUES

	2008*	2009*	2010
Fixed lines
Usage charges	12,605,443	10,332,462	9,286,537
Monthly subscription charges	3,664,786	3,506,804	3,250,988
Installation charges	197,676	186,075	179,296
Others	240,742	270,871	223,186
Total	16,708,647	14,286,212	12,940,007
Cellular
Usage charges	25,335,085	27,402,079	28,024,449
Features	722,927	483,095	581,773
Monthly subscription charges	186,134	423,511	487,691
Connection fee charges	284,952	223,845	39,682
Total	26,529,098	28,532,530	29,133,595
Total Telephone Revenues	43,237,745	42,818,742	42,073,602

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.  INTERCONNECTION REVENUES

	2008*	2009*	2010
Domestic interconnection and transit	2,741,459	2,337,961	2,173,953
International interconnection	1,621,107	1,528,681	1,561,423
Total	4,362,566	3,866,642	3,735,376

* as restated, refer to Note 2p

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of a cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 47).

Refer to Note 44 for details of related party transactions.

31.  DATA, INTERNET AND INFORMATION TECHNOLOGY SERVICES REVENUES

	2008*	2009*	2010
Short Messaging Services (“SMS”)	9,653,649	10,499,400	11,288,633
Internet, data communication and information technology services	4,896,573	7,789,752	8,297,486
VoIP	180,458	185,704	196,506
e-Business	37,503	36,731	18,472
Total	14,768,183	18,511,587	19,801,097

* as restated, refer to Note 2p

32.  NETWORK REVENUES

	2008	2009	2010
Leased lines	691,765	743,005	687,546
Satellite transponder lease	387,710	475,008	370,613
Total	1,079,475	1,218,013	1,058,159

Refer to Note 44 for details of related party transactions.

33.  Other telecommunications services

	2008*	2009*	2010
Customer Premise Equipment (“CPE”) and terminal	380,462	721,051	851,250
Universal Service Compensation	-	47,788	342,374
Directory assistance	333,602	340,087	321,994
Others	4,396	153,608	445,329
Total	718,460	1,262,534	1,960,947

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

34.  PERSONNEL EXPENSES

	2008	2009	2010
Salaries and related benefits	2,956,440	3,056,273	2,775,106
Vacation pay, incentives and other benefits	2,241,970	2,335,409	2,714,035
Employees’ income tax	1,128,437	674,426	795,547
Net periodic pension costs (Notes 41a)	706,453	625,776	504,612
Net periodic post-retirement health care benefits costs (Note 43)	901,797	331,056	238,254
Housing	215,320	207,494	216,038
Insurance	32,368	22,120	85,921
LSA (Note 42)	35,300	116,562	78,323
Other post-retirement cost (Note 41b)	83,569	81,468	65,876
Other employees’ benefits (Note 41c)	16,318	20,028	22,920
Early retirement programs (Note 16)	788,205	1,043,639	-
Others	10,457	18,906	19,838
Total	9,116,634	8,533,157	7,516,470

35.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2008*	2009*	2010
Operations and maintenance	5,988,882	7,447,352	8,835,656
Radio frequency usage charges (Notes 44a.ii and 48c.iii)	2,400,290	2,784,639	2,892,282
Concession fees and Universal Service Obligation charges (Notes 44a.ii and 44a.iii)	1,095,077	1,136,751	1,176,510
Cost of phone, set top box, SIM and RUIM cards	1,101,548	1,141,960	1,067,307
Electricity, gas and water	558,375	724,069	841,260
Insurance	366,547	312,317	384,380
Vehicles rental and supporting facilities	232,367	266,399	283,055
Leased lines and CPE	383,340	474,196	214,826
Cost of IT services	105,740	181,237	200,309
Travelling	50,139	60,815	59,533
Others	18,972	19,678	91,296
Total	12,301,277	14,549,413	16,046,414

* as restated, refer to Note 2p

Refer to Note 44 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

36.  GENERAL AND ADMINISTRATIVE EXPENSES

	2008	2009	2010
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	397,950	573,704	524,760
Collection expenses	583,871	717,844	401,239
General and social contribution	141,850	220,582	288,247
Travelling	238,282	223,153	259,707
Training, education and recruitment	241,425	204,734	215,698
Security and screening	258,750	265,385	214,787
Professional fees	204,854	184,546	162,561
Meetings	88,029	76,413	79,620
Stationery and printing	71,965	64,644	64,287
Vehicle rental	87,001	66,170	50,888
Research and development	9,753	5,867	8,463
Others	42,455	40,746	81,889
Total	2,366,185	2,643,788	2,352,146

37.  INTERCONNECTION EXPENSES

	2008*	2009*	2010
Domestic interconnection and transit	2,178,078	1,874,155	1,980,205
International interconnection	1,085,482	1,055,105	1,106,150
Total	3,263,560	2,929,260	3,086,355

* as restated, refer to Note 2p

Refer to Note 44 for details of related party transactions.

38.  TAXATION

a.     Claim for tax refund

	2009	2010
Subsidiaries
Corporate income tax	449,902	15,433
Income tax
Article 23 - Withholding tax on services delivery	-	8,073
Article 26 - Withholding tax on non-resident income tax	213	-
Value Added Tax (“VAT”)	216,236	109,550
	666,351	133,056

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

b.     Prepaid taxes

	2009	2010
The Company
Corporate income tax	255,168	-
Subsidiaries
Corporate income tax	85,069	666,467
VAT	36,551	47,023
Income tax
Article 23 - Withholding tax on services delivery	2,473	2,208
Article 26 - Withholding tax on non-resident income tax	471	-
	124,564	715,698
	379,732	715,698

c.     Taxes payable

	2009	2010
The Company
Income taxes
Article 4 (2) - Final tax	6,121	6,979
Article 21- Individual income tax	51,377	66,642
Article 22- Withholding tax on goods delivery and imports	2,863	-
Article 23- Withholding tax on services delivery	17,260	11,391
Article 25- Installment of corporate income tax	45,953	32,385
Article 26- Withholding tax on non-resident income tax	35,018	707
Article 29- Underpayment of corporate income tax	27,232	9,225
VAT	170,899	13,434
	356,723	140,763
Subsidiaries
Income taxes
Article 4 (2) - Final tax	16,349	15,081
Article 21- Individual income tax	28,285	35,822
Article 22- Withholding tax on goods delivery and imports	2	2
Article 23- Withholding tax on services delivery	34,089	42,763
Article 25- Installment of corporate income tax	317,087	405,478
Article 26- Withholding tax on non-resident income tax	45,491	18,348
Article 29- Underpayment of corporate income tax	781,696	15,867
VAT	170,067	61,566
	1,393,066	594,927
	1,749,789	735,690

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

d.     The components of income tax expense (benefit) are as follows:

	2008*	2009*	2010
Current
The Company	1,371,171	1,018,661	558,313
Subsidiaries	4,452,387	5,011,040	4,111,081
	5,823,558	6,029,701	4,669,394
Deferred
The Company	(200,308)	234,046	669,869
Subsidiaries	50,292	140,376	206,776
	(150,016)	374,422	876,645
	5,673,542	6,404,123	5,546,039

* as restated, refer to Note 2p

e.     Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2008*	2009*	2010
Consolidated income before tax	20,398,971	22,447,021	21,416,351
Add back consolidation eliminations	7,622,667	8,471,650	8,210,268
Consolidated income before tax and eliminations	28,021,638	30,918,671	29,626,619
Less: income before tax of the subsidiaries	(16,219,919)	(18,302,111)	(16,932,220)
Income before tax attributable to the Company	11,801,719	12,616,560	12,694,399
Less: income subject to final tax	(740,407)	(656,472)	(632,679)
	11,061,312	11,960,088	12,061,720
Tax calculated at applicable rates	2,765,328	2,750,820	2,412,344
Non-taxable income	(1,910,785)	(1,941,645)	(1,640,289)
Non-deductible expenses	390,575	459,351	282,901
Deferred tax liabilities (assets) that cannot be utilized - net	14,287	10,966	111,975
Effect of changes in tax rate on the Company’s deferred tax liabilities - net	(183,204)	42,577	-
Corporate income tax expense	1,076,201	1,322,069	1,166,931
Income tax borne by Government	-	(142,779)	-
Final income tax expense	94,662	73,417	61,251
Total income tax expense of the Company	1,170,863	1,252,707	1,228,182
Income tax expense of the subsidiaries	4,916,493	5,151,416	4,317,857
Effect of changes in tax rate on subsidiaries’ deferred tax liabilities - net	(413,814)	-	-
Total consolidated income tax expense	5,673,542	6,404,123	5,546,039

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

e.     (continued)

The reconciliation between income before tax attributable to the Company and the estimated taxable income for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008*	2009*	2010
Income before tax attributable to the Company	11,801,719	12,616,560	12,694,399
Less: income subject to final tax	(740,407)	(656,472)	(632,679)
	11,061,312	11,960,088	12,061,720

Temporary differences:
Amortization of intangible assets	847,193	1,055,716	1,010,850
Depreciation of property, plant and equipment	51,233	(372,240)	(797,667)
Allowance for doubtful accounts	285,661	410,341	325,728
Accrued employees’ benefits	(241,304)	6,609	5,064
Finance leases	(179,474)	(33,874)	(28,895)
Foreign exchange (gain) loss on deferred consideration for business combinations	252,457	(155,860)	(31,229)
Allowance for inventory obsolescence	10,163	12,047	15,331
Amortization of land rights	(3,837)	(4,084)	(4,353)
Inventories written-off	(6,824)	(8,842)	(6,785)
Gain on sale of property, plant and equipment	(7,282)	(20,658)	(331,044)
Trade receivables written-off	(323,234)	(367,292)	(337,233)
Net periodic pension and other post-retirement benefits costs	(267,999)	(344,072)	(298,779)
Payments of deferred consideration for business combinations	(958,050)	(1,163,695)	(1,204,178)
Accrued early retirement benefits	788,206	240,433	(1,028,639)
Deferred installation fee	(64,536)	(92,959)	(87,284)
Other provisions	(91,818)	53,635	(31,061)
Total temporary differences	90,555	(784,795)	(2,830,174)
Permanent differences:
Net periodic post-retirement health care benefit costs	891,404	318,439	229,174
Amortization of discounts on promissory notes	8,277	520	-
Tax refund - net	(3,577)	(6,906)	27,645
Equity in net income of associates and subsidiaries	(7,643,138)	(8,441,933)	(8,201,443)
Compensation for the early termination of exclusivity rights (Note 28)	-	620,779	-
Others	701,252	1,064,345	1,198,389
Total permanent differences	(6,045,782)	(6,444,756)	(6,746,235)
Taxable income	5,106,085	4,730,537	2,485,311
Current corporate income tax expense	1,276,509	1,088,023	497,062
Income tax borne by Government (Note 28)	-	(142,779)	-
Final income tax expense	94,662	73,417	61,251
Total current income tax expense of the Company	1,371,171	1,018,661	558,313
Current income tax expense of the subsidiaries	4,452,387	5,011,040	4,111,081
Total current income tax expense	5,823,558	6,029,701	4,669,394

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

e.     (continued)

The Corporate Income Tax Return (“Surat Pemberitahuan Tahunan” or “Annual SPT”) for the fiscal year 2010 will be reported based on the prevailing regulation. The amount of corporate income tax for the years ended December 31, 2008 and 2009 was as reported in the Annual SPTs.

f.     Tax assessment

(i)       The Company

Directorate General of Tax (“DGT”) has audited the Company’s corporate income tax overpayment amounting to Rp.255 billion on 2008 fiscal year. On June 16, 2010, DGT issued an Overpaid Tax Assessment Letter (“Surat Ketetapan Pajak Lebih Bayar” or “SKPLB”) on corporate income tax amounting Rp.228 billion. The difference between SKPLB and the Company’s claim for tax refund has been charged to current year consolidated statement of income amounting to Rp.27 billion.

The Company received an Underpaid Tax Assessment Letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) on VAT amounting to Rp.1.69 billion including a tax penalty of Rp.0.5 billion which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting to Rp.226.5 billion. On July 9, 2010, the Company has received a refund from a claim of SKPLB on 2008 fiscal year corporate income tax.

As of the issuance date of the consolidated financial statements, the audit of withholding income tax for 2008 fiscal year is still in process.

(ii)   Telkomsel

Pursuant to its appeal to the Tax Court on February 23, 2009 for rejected objection on VAT covering 2004 and 2005 fiscal years by the Tax Authorities of Rp.215 billion, Telkomsel recognized it as a claim for tax refund. Based on the Tax Court’s verdict in March 2010, Telkomsel’s appeal on VAT was accepted and Telkomsel subsequently received the refund of Rp.215 billion in June 2010 including interest of Rp.103 billion. On August 10, 2010, the Tax Authorities filed a judicial review to the Indonesian Supreme Court (“SC”) on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

On February 25, 2009, the Tax Authorities filed a judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of withholding taxes covering 2002 fiscal year of Rp.115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

f.        Tax assessment (continued)

(ii)   Telkomsel (continued)

On February 12, 2009, Telkomsel received a Tax Collection Letter (“STP”) for an underpayment of income tax article 25 for the period of December 2008 of Rp.429 billion (including penalty of Rp.8 billion). Through its letter dated March 3, 2009, Telkomsel filed an objection and requested the Tax Authorities to cancel the STP. On April 28, 2009, the Tax Authorities rejected the objection. Subsequently, on May 28, 2009, Telkomsel filed an appeal to the Tax Court for the rejection. In August 2009, Telkomsel paid part of the penalty of Rp.4.2 billion. On December 21, 2009, the Tax Court issued its verdict which approved Telkomsel’s appeal and requested the Tax Authorities to cancel the STP.

On December 29, 2009, as a result of a tax audit, Telkomsel was assessed for an overpayment of the 2008 corporate income tax of Rp.439 billion. The rejected portion of Rp.3 billion was accepted by Telkomsel and charged to the 2009 consolidated statement of income. On January 28 and February 12, 2010, Telkomsel received the refund of Rp.439 billion and Rp.4.2 billion, respectively.

On April 21, 2010, Tax Court notified Telkomsel that the Tax Authorities has filed an appeal to the SC on Tax Court’s verdict of cancellation of STP for underpayment of income tax article 25 for the period of December 2008. In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In 2010, Telkomsel was assessed for underpayments of corporate income tax, withholding taxes and VAT, for 2006 fiscal year totaling Rp.212 billion (including penalty of Rp.69 billion). On December 23, 2010, Telkomsel filed an objection to the Tax Authorities for underpayments of withholding taxes and VAT amounting to Rp.116 billion (including penalty of Rp.38 billion) and recorded it as claim for tax refund. The accepted portions of Rp.50 billion was previously recognized and charged to 2008 consolidated statement of income while the remaining portion of Rp.46 billion were charged to 2010 consolidated statement of income. As of the issuance date of the consolidated financial statements, the objection is still in process.

In October  and November, 2010, Telkomsel received STPs for underpayment of income tax article 25 for 2010 fiscal year of Rp.229 billion (including penalty of Rp.11 billion). The STPs were paid in November and December 2010. The principal payment of Rp.218 billion was considered as prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp.600 billion. The overpayment and penalty are recognized as prepaid tax as of December 31, 2010. Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. As of the issuance date of the consolidated financial statements, the cancellation request is still in process.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

g.        Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

	December 31, 2008**	(Charged) credited to the consolidated statements of income *)	December 31, 2009**
The Company
Deferred tax assets:
Deferred consideration for business combinations	698,048	(362,639)	335,409
Allowance for doubtful accounts	259,195	9,232	268,427
Net periodic pension and other post-retirement benefits costs	275,741	(115,431)	160,310
Accrued expenses	31,877	4,362	36,239
Early termination expenses	220,698	36,462	257,160
Accrued for employee benefits	93,035	(8,316)	84,719
Allowance for inventory obsolescence	16,201	1,471	17,672
Deferred connection fee	169,515	(41,402)	128,113
Total deferred tax assets	1,764,310	(476,261)	1,288,049
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,570,559)	(79,641)	(1,650,200)
Land rights	(4,922)	(885)	(5,807)
Finance lease	(51,612)	20,025	(31,587)
Intangible assets	(573,918)	302,716	(271,202)
Total deferred tax liabilities	(2,201,011)	242,215	(1,958,796)
Deferred tax liabilities of the Company - net	(436,701)	(234,046)	(670,747)
Deferred tax liabilities of the subsidiaries - net	(2,314,434)	(235,329)	(2,549,763)
Total deferred tax liabilities - net	(2,751,135)	(469,375)	(3,220,510)
Total deferred tax assets - net	-	94,953	94,953

*)  Including adjustment due to changes in tax rate (Note 38h)

** as restated, refer to Note 2p

	December 31, 2009**	(Charged) credited to the consolidated statements of income	Acquisition of Ad Medika	December 31, 2010
The Company
Deferred tax assets:
Deferred consideration for business combinations	335,409	(308,852)	-	26,557
Allowance for doubtful accounts	268,427	18,172	-	286,599
Net periodic pension and other post-retirement benefits costs	160,310	(74,695)	-	85,615
Accrued expenses	36,239	(30,458)	-	5,781
Early termination expenses	257,160	(257,160)	-	-
Accrued for employee benefits	84,719	1,277	-	85,996
Allowance for inventory obsolescence	17,672	2,774	-	20,446
Deferred connection fee	128,113	(21,821)	-	106,292
Total deferred tax assets	1,288,049	(670,763)	-	617,286

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

g.       Deferred tax assets and liabilities (continued)

	December 31, 2009**	(Charged) credited to the consolidated statements of income	Acquisition of Ad Medika	December 31, 2010
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,650,200)	(243,024)	-	(1,893,224)
Land rights	(5,807)	(1,088)	-	(6,895)
Finance lease	(31,587)	(7,707)	-	(39,294)
Intangible assets	(271,202)	252,712	-	(18,490)
Total deferred tax liabilities	(1,958,796)	893	-	(1,957,903)
Deferred tax liabilities of the Company - net	(670,747)	(669,870)	-	(1,340,617)
Deferred tax liabilities of the subsidiaries - net	(2,549,763)	(173,515)	(9,919)	(2,733,197)
Total deferred tax liabilities - net	(3,220,510)	(843,385)	(9,919)	(4,073,814)
Total deferred tax assets - net	94,953	(33,261)	-	61,692

** as restated, refer to Note 2p

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

h.     Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self assessment. DGT may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010. As of December 31, 2008 and 2009, the Company and its subsidiaries measured the effect of the change of enacted tax rate in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applicable for qualifying companies listed and for whose stock is traded on the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of December 31, 2009 and 2010, the Company considers a tax rate decrease of 5%.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

h.     Administration (continued)

No tax audit has been conducted for fiscal year 2003, 2005, 2006, 2007 and 2009 for the Company. A tax audit has been completed for all other fiscal years.

No tax audit has been conducted for fiscal year 2003, 2007 and 2009 for Telkomsel. A tax audit has been completed for all other fiscal years.

In 2008, DGT issued a sunset policy program in the form of an opportunity for the tax payer to make a revision in the prior years for underpaid Annual SPT, which will be granted free tax administration sanction and no assessment in the related fiscal year, unless the DGT find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized the sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal year 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007, 2008 and 2009, unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

39.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year, totaling 19,748,574,254; 19,669,424,780 and 19,669,424,780 in 2008, 2009 and 2010, respectively.

Basic earning per share amounting to Rp.540.38, Rp.579.52 and Rp.586.54 (full amount) for the years ended December 31, 2008, 2009 and 2010, respectively.

The Company does not have potentially dilutive ordinary shares.

40.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 22 dated June 12, 2009 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2008 amounting to Rp.5,840,708 million or Rp.296.94 per share and the appropriation of Rp.4,778,761 million for general reserves.

Pursuant to the AGM of Stockholders of the Company as stated by the minutes of which have been summarized by deed No. 17 dated June 11, 2010 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2009 amounting to Rp.5,666,070 million or Rp.288.06 per share (of which Rp.524,190 million or Rp.26.65 per share was distributed as an interim cash dividend in November 2009).

On December 1, 2010, the Company decided on the interim distribution of cash dividend for 2010 amounting to Rp.526,157 million or Rp.26.75 per share to its stockholders. On December 30, 2010, the Company has paid cash dividend interim of Rp.276,072 million (Note 52c).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS

	2008	2009	2010
Accrued pension and other post-retirement benefit costs
Pension
The Company	775,657	410,209	61,044
Telkomsel	92,427	112,991	147,889
Accrued pension costs	868,084	523,200	208,933
Other post-retirement benefits	210,345	209,183	240,627
Obligation under Labor Law	63,369	75,934	87,430
Accrued pension and other post-retirement benefit costs	1,141,798	808,317	536,990
Prepaid pension benefit costs	97	497	988
Net periodic pension costs
The Company	643,618	570,608	430,170
Telkomsel	62,019	54,695	74,966
Infomedia	816	473	(524)
Net periodic pension costs (Note 34)	706,453	625,776	504,612
Other post-retirement cost (Note 34)	83,569	81,468	65,876
Other employee benefits (Note 34)	16,318	20,028	22,920

a.       Pension

1.     The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the years ended December 31, 2008, 2009 and 2010 amounted to Rp.889,061 million, Rp.889,061 million and Rp.485,254 million, respectively.

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.3,001 million, Rp.3,841 million and Rp.4,396 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2008, 2009 and 2010, for its defined benefit pension plan:

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

1.       The Company (continued)

	2008	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	10,727,812	9,516,975	11,753,439
Service costs	282,134	284,090	330,734
Interest costs	1,076,969	1,154,174	1,199,971
Plan participants' contributions	44,593	44,476	42,371
Actuarial losses (gains)	(2,168,267)	1,207,375	1,174,236
Expected benefits paid	(446,266)	(453,651)	(916,148)
Benefits changed	-	-	434,975
Projected benefits obligation at end of year	9,516,975	11,753,439	14,019,578
Change in plan assets
Fair value of plan assets at beginning of year	9,034,392	8,713,418	12,300,181
Expected return on plan assets	930,835	1,030,829	1,286,718
Employer’s contributions	889,061	889,061	485,254
Plan participants' contributions	44,593	44,476	42,371
Actuarial gains (losses)	(1,773,654)	2,027,628	1,603,747
Expected benefits paid	(411,809)	(405,231)	(620,583)
Fair value of plan assets at end of year	8,713,418	12,300,181	15,097,688
Funded status	(803,557)	546,742	1,078,110
Unrecognized prior service costs	1,497,719	1,276,398	1,399,299
Unrecognized net actuarial gains	(1,469,819)	(2,233,349)	(2,538,453)
Accrued pension benefit costs	(775,657)	(410,209)	(61,044)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, death or disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.434,975 million, which is amortized over 8.63 years until 2018.

The actual return on plan assets was (Rp.842,819) million, Rp.3,058,457 million and  Rp.2,890,465 million for the years ended December 31, 2008, 2009 and 2010, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

1.     The Company (continued)

The movement of the accrued pension benefits costs during the years ended December 31, 2008, 2009 and 2010, is as follows:

	2008	2009	2010
Accrued pension benefits costs at beginning of year	1,054,097	775,657	410,209
Net periodic pension cost less amounts charged to subsidiaries	643,618	570,608	430,170
Amounts charged to subsidiaries under contractual agreements	1,460	1,425	1,484
Employer’s contributions	(923,518)	(937,481)	(780,819)
Accrued pension benefits costs at end of year	775,657	410,209	61,044

As of December 31, 2009 and 2010, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2009, plan assets included Series B shares issued by the Company with fair value totaling Rp.355,371 million representing 2.89% of total assets of Dapen as of December 31, 2009. As of December 31, 2010, plan assets included Series B shares and bonds issued by the Company with fair value totaling Rp.268,801 million and Rp.155,700 million, respectively, representing 1.78% and 1.03% of total assets of Dapen as of December 31, 2010, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31, 2008, 2009 and 2010, with reports dated March 31, 2009, March 30, 2010 and March 15, 2011, respectively, by PT Towers Watson Purbajaga (“TWP”) (formerly PT Watson Wyatt Purbajaga), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Discount rate	12%	10.75%	9.5%
Expected long-term return on plan assets	11.5%	10.5%	9.7%
Rate of compensation increases	8%	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

1.     The Company (continued)

The components of net periodic pension costs are as follows:

	2008	2009	2010
Service costs	282,134	284,090	330,734
Interest costs	1,076,969	1,154,174	1,199,971
Expected return on plan assets	(930,835)	(1,030,829)	(1,286,718)
Amortization of prior service costs	221,321	221,321	312,074
Recognized actuarial gain	(4,511)	(56,723)	(124,407)
Net periodic pension costs	645,078	572,033	431,654
Amount charged to subsidiaries under contractual agreements	(1,460)	(1,425)	(1,484)
Total net periodic pension costs less amounts charged to subsidiaries (Note 34)	643,618	570,608	430,170

2.     Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel's contributions to Jiwasraya amounted to Rp.33,663 million, Rp.34,131 million and Rp.40,067 million for 2008, 2009 and 2010, respectively.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated balance sheets as of December 31, 2008, 2009 and 2010:

	2008	2009	2010
Projected benefits obligation	(284,324)	(399,400)	(662,802)
Fair value of plan assets	129,091	154,091	245,985
Unfunded status	(155,233)	(245,309)	(416,817)
Unrecognized items in the consolidated
balance sheet:
Unrecognized prior service costs	869	754	639
Unrecognized net actuarial losses	61,937	131,564	268,289
Accrued pension benefits costs	(92,427)	(112,991)	(147,889)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

2.     Telkomsel (continued)

The components of the net periodic pension costs are as follows:

	2008	2009	2010
Service costs	37,295	33,948	43,507
Interest costs	30,573	34,084	41,914
Expected return on plan assets	(11,267)	(15,456)	(16,156)
Amortization of past service costs	115	115	115
Recognized actuarial losses	5,303	2,004	5,586
Net periodic pension costs (Note 34)	62,019	54,695	74,966

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2008, 2009 and 2010, with reports dated February 12, 2009, February 8, 2010 and February 23, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2008, 2009 and 2010 for each of the year, are as follows:

	2008	2009	2010
Discount rate	12%	10.5%	9%
Expected long-term return on plan assets	12%	10.5%	9%
Rate of compensation increases	9%	8%	8%

3.     Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated balance sheets as of December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Projected benefits obligation	(5,119)	(7,013)	(8,208)
Fair value of plan assets	5,216	7,510	9,196
Funded status	97	497	988
Prepaid pension benefits costs	97	497	988

The net periodic pension costs (benefits) of Infomedia amounted to Rp.816 million, Rp.473 million  and (Rp.524) million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 34).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.       Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Accrued other post-retirement benefits costs at beginning of year	195,061	210,345	209,183
Other post-retirement benefits costs	83,569	81,468	65,876
Other post-retirement benefits paid	(68,285)	(82,630)	(34,432)
Total accrued other post-retirement benefits costs at end of year	210,345	209,183	240,627

The components of the net periodic other post-retirement benefits costs for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Service costs	22,625	21,729	18,690
Interest costs	41,934	46,159	35,900
Amortization of past service costs	6,826	6,826	6,826
Recognized actuarial losses	12,184	6,754	4,460
Total net periodic other post-retirement benefits costs (Note 34)	83,569	81,468	65,876

c.     Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2009 and 2010 amounted to Rp.75,934 million and Rp.87,430 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.16,318 million, Rp.20,028 million and Rp.22,920 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 34).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.212,518 million and Rp.242,149 million as of December 31, 2009 and 2010, respectively (Note 44). The related benefits costs  charged to expense amounted to Rp.35,300 million, Rp.116,562 million and Rp.78,323 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 34).

43.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp.24,024 million, Rp.22,757 million and Rp.20,117 million for the years ended December 31, 2008, 2009 and 2010, respectively.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated balance sheets as of December 31, 2008, 2009 and 2010:

	2008	2009	2010
Change in projected benefits obligation
Projected benefits obligation at beginning of year	8,925,612	5,855,224	7,165,974
Service costs	143,981	72,007	83,921
Interest costs	903,498	686,767	744,551
Actuarial losses (gains)	(3,895,872)	816,312	1,034,589
Expected post-retirement health care paid	(221,995)	(264,336)	(287,924)
Projected benefits obligation at end of year	5,855,224	7,165,974	8,741,111

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	2008	2009	2010
Change in plan assets
Fair value of plan assets at beginning of year	3,376,172	4,018,693	6,022,263
Expected return on plan assets	343,366	410,378	589,530
Employer’s contributions	1,100,839	1,100,523	990,688
Actuarial gains (losses)	(579,689)	757,005	690,497
Expected post-retirement health care paid	(221,995)	(264,336)	(287,924)
Fair value of plan assets at end of year	4,018,693	6,022,263	8,005,054
Funded status	(1,836,531)	(1,143,711)	(736,057)
Unrecognized net actuarial gains	(734,189)	(658,065)	(313,973)
Accrued post-retirement health care benefits costs	(2,570,720)	(1,801,776)	(1,050,030)

The actual return on plan assets was (Rp.236,324)  million, Rp.1,167,384 million  and Rp.1,280,027  million for the years ended December 31, 2008, 2009 and 2010, respectively.

The components of net periodic post-retirement health care benefits cost are as follows:

	2008	2009	2010
Service costs	143,981	72,007	83,921
Interest costs	903,498	686,767	744,551
Expected return on plan assets	(343,366)	(410,378)	(589,530)
Recognized actuarial (gains) losses	198,523	(16,817)	-
Net periodic post-retirement benefits costs	902,636	331,579	238,942
Amounts charged to subsidiaries under contractual agreements	(839)	(523)	(688)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 34)	901,797	331,056	238,254

As of December 31, 2009 and 2010, plan assets included the Company’s Series B shares with total fair value of Rp.85,343  million and Rp.34,419  million, respectively.

The movements of the accrued post-retirement health care benefits costs for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Accrued post-retirement health care benefits costs at beginning of year	2,768,923	2,570,720	1,801,776
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 34)	901,797	331,056	238,254
Amounts charged to subsidiaries under contractual agreements	839	523	688
Employer’s contributions	(1,100,839)	(1,100,523)	(990,688)
Accrued post-retirement health care benefits costs at end of year	2,570,720	1,801,776	1,050,030

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2008, 2009 and 2010, with reports dated March 31, 2009, March 30, 2010 and March 15, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Discount rate	12%	10.75%	9.5%
Expected long-term return on plan assets	9.25%	9.25%	8.21%
Health care costs trend rate assumed for next year	12%	10%	8%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2012	2011

A 1% increase in assumed future health care costs trend rates would have the following effects:

	2008	2009	2010
Service costs and interest costs	879,993	968,212	1,021,352
Accumulated post-retirement health care benefits obligation	6,721,722	8,294,707	10,311,676

44.  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

The following are significant agreements/transactions with related parties:

a.     Government

i.      The Company obtained two-step loans from the Government, the Company's majority stockholder (Note 20).

Interest expense for two-step loans amounted to Rp.172,895 million, Rp.247,944 million  and Rp.163,209 million for the years ended December 31, 2008, 2009 and 2010, respectively. Interest expense for two-step loans represent 10.5%, 11.8% and 8.5% of the total interest expense for each year.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS

a.     Government (continued)

ii.     The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information of the Republic of Indonesia.

Concession fees amounted to Rp.632,522 million, Rp.327,132 million and Rp.341,981 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 1.5%, 0.7% and 0.7%, respectively, of the total operating expenses for each year. Radio frequency usage charges amounted to Rp.2,400,290 million, Rp.2,784,639 million and Rp.2,892,282 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 5.8%, 6.2%  and 6.3% of the total operating expenses for each year.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized an intangible asset (Note 13.iii).

iii.    Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.462,555 million, Rp.809,619 million  and Rp.834,529 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 1.1%, 1.8% and 1.8% of the total operating expenses for each year.

b.     Commissioners and Directors remuneration

i.      The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.53,590 million, Rp.52,255 million and Rp.53,311 million in 2008, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each year.

ii.        The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.123,273 million,  Rp.139,923 million and Rp.165,790 million in 2008, 2009 and 2010, respectively, representing 0.3%, 0.3% and 0.4%  of the total operating expenses for each year.

c.     Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

F-99

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS

a.     Government (continued)

ii.     The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information of the Republic of Indonesia.

Concession fees amounted to Rp.632,522 million, Rp.327,132 million and Rp.341,981 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 1.5%, 0.7% and 0.7%, respectively, of the total operating expenses for each year. Radio frequency usage charges amounted to Rp.2,400,290 million, Rp.2,784,639 million and Rp.2,892,282 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 5.8%, 6.2%  and 6.3% of the total operating expenses for each year.

Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized an intangible asset (Note 13.iii).

iii.    Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.462,555 million, Rp.809,619 million  and Rp.834,529 million for the years ended December 31, 2008, 2009 and 2010, respectively (Note 35), representing 1.1%, 1.8% and 1.8% of the total operating expenses for each year.

b.     Commissioners and Directors remuneration

i.      The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.53,590 million, Rp.52,255 million and Rp.53,311 million in 2008, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each year.

ii.        The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.123,273 million,  Rp.139,923 million and Rp.165,790 million in 2008, 2009 and 2010, respectively, representing 0.3%, 0.3% and 0.4%  of the total operating expenses for each year.

c.     Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

The principal matters covered by the agreement are as follows:

i.      The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.        The Company and Indosat are responsible for their respective telecommunications facilities.

iii.      Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.    The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2010, and can be applied until a new Minutes of Agreement available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 47). These amendments took effect on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.     Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

ii.    Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

iii.   In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.   Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

The Company and its subsidiaries were earned interconnection income from Indosat of Rp.1,424,488 million, Rp.1,119,556 million and Rp.912,472 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 2.2%, 1.7% and 1.3% of the total operating revenues for each year.

The Company and its subsidiaries were charged interconnection charges from Indosat of Rp.1,439,444 million, Rp.1,049,970 million and Rp.905,353 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 3.5%, 2.3% and 2.0% of the total operating expenses for each year.

Telkomsel also has an agreement with Indosat on the usage of Indosat's telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. In 2009, the agreement was renewed for 5 (five) years through April 1, 2014. The charges for the usage of the facilities amounted to Rp.21,922 million, Rp.10,927 million and Rp.3,446 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.05%, 0.02% and 0.01% of the total operating expenses for each year.

Other agreements between Telkomsel and Indosat are as follows:

i.      Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System ("J-S Cable System")

On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System and is valid for 25 years. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share of the operating and maintenance costs of the cable system amounted to Rp.467 million, Rp.1,223 million and Rp.562 million for the years ended December 31, 2008, 2009 and 2010, respectively.

ii.    IRU Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and Tail Link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an up-front payment of US$2.7 million (Note 12). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the right to use of 30 years. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or HPL) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2009 and 2010, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.171,730 million, Rp.137,154 million and Rp.132,092 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.3%, 0.2% and 0.2% of the total operating revenues for each year.

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.21,815 million, Rp.30,118 million and Rp.26,461 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing less than 0.1% of total operating revenues for each year.

Telkomsel has an agreement with Lintasarta (valid until October 31, 2010) and PT Artajasa  Pembayaran Elektronis (“Artajasa”) (valid until May 2008) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.33,706 million, Rp.36,434 million and Rp.37,702 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.1% of the total operating expenses for each year.

d.     Others

Transactions with all BUMN are considered as related parties transactions:

(i)             The Company provides telecommunication services to substantially all Government Agencies in Indonesia for which transactions are treated as that of third parties customers.

(ii)            The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company's satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.110,692 million, Rp.140,107 million and Rp.123,631 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.2% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

d.     Others (continued)

(iii)           The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.62,530 million and Rp.39,972 million and Rp.43,252 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.1% of the total operating revenues for each year.

(iv)          The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.624,160 million and Rp.340,568 million and Rp.141,464 million in 2008, 2009 and 2010, respectively, representing 3.9%, 1.7% and 0.9% of the total fixed assets purchased in each year.

(v)            INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI in 2008, 2009 and 2010 amounted to Rp.124,929 million, Rp.103,822 million and Rp.133,037 million, respectively, representing 0.8%, 0.5% and 0.9% of the total fixed assets purchased in each year.

(vi)          Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.139,449 million, Rp.204,075 million and Rp.176,278 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.3%, 0.5% and 0.4% of the total operating expenses for each year.

(vii)         The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees' social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.335,350 million, Rp.313,433 million and Rp.391,494 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.8%, 0.7% and 0.8% of the total operating expenses for each year.

(viii)       The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.5,627,600 million and Rp.7,887,533 million as of December 31, 2009 and 2010, respectively, representing 5.8% and 7.9% of the total assets. Interest income recognized for the years ended December 31, 2008, 2009 and 2010 amounted to Rp.310,561 million, Rp.195,266 million and Rp.202,478 million, representing 46%, 42.2% and 48.1% of the total interest income for each year.

(ix)          The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for the years ended December 31, 2008, 2009 and 2010 amounted to Rp.710,338 million, Rp.1,047,067 million and Rp.888,946 million, respectively, representing 43.3%, 50.0% and 46.1% of the total interest expense for each year.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

d.     Others (continued)

(x)            The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom – a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.456,577 million, Rp.478,807 million and Rp.607,875 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 1.1%, 1.1% and 1.3% of the total operating expenses for each year.

(xi)          The Company and its subsidiaries earned interconnection revenues from PSN, with a total of Rp.6,896 million, Rp.5,127 million and Rp.4,900 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.01%, less than 0.01% and 0.01% of the total operating revenues for each year. And incurred interconnection expenses from PSN, with a total of Rp.8,806 million, Rp.5,248 million and Rp.4,921 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.02%, 0.01% and 0.01% of the total operating expenses for each year.

(xii)         The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.11,868 million, Rp.3,837 million and Rp.796 million in 2008, 2009 and 2010, respectively, representing 0.02%, 0.01% and less than 0.01% of the total operating revenues for each year.

(xiii)       Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.158,288 million, Rp.228,921 million and Rp.195,401 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 0.4%, 0.5% and 0.4% of the total operating expenses for each year.

(xiv)       Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.542,342 million, Rp.586,545 million and Rp.634,234 million for the years ended December 31, 2008, 2009 and 2010, respectively, representing 1.3%, 1.3% and 1.4% of the total operating expenses for each year. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.2,086,739 million, Rp.2,229,207 million and Rp.2,154,842 million in 2008, 2009 and 2010, respectively, representing 3.3%, 3.3% and 3.1% of the total operating revenues for each year.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

d.     Others (continued)

(xv)     Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.40,629 million, Rp.56,744 million and Rp.28,938 million in 2008, 2009 and 2010, respectively, representing 0.26%, 0.28% and 0.19% of the total acquisition of fixed assets for each year; and for maintenance of equipment amounted to Rp.34,570 million, Rp.51,992 million and Rp.25,651 million in 2008, 2009 and 2010, respectively, representing 0.08%, 0.12% and 0.06% of the total operating expenses for each year.

Presented below are balances of accounts with related parties:

		2009*		2010
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 5)	4,958,439	5.08	7,443,452	7.46
b.	Temporary investments	276,523	0.28	300,977	0.30
c.	Trade receivables - net (Note 6)	604,768	0.62	780,043	0.78
d.	Other receivables
	State-owned banks (interest)	9,065	0.01	13,978	0.01
	Patrakom	4,688	0.01	1,888	0.00
	Government Agencies	278	0.00	784	0.00
	Kopegtel	3,829	0.00	32	0.00
	Other	217	0.00	305	0.00
	Total	18,077	0.02	16,987	0.01
e.	Advances and prepaid expenses (Note 8)	1,733,277	1.78	2,401,386	2.41
f.	Other current assets (Note 9)
	BNI	108,893	0.11	593	0.00
	BRI	347	0.00	347	0.00
	Bank Mandiri	16,098	0.02	235	0.00
	Total	125,338	0.13	1,175	0.00
g.	Prepaid pension benefit cost (Note 41)	497	0.00	988	0.00
h.	Advances and other non-current assets (Note 12)
	BNI	98,107	0.10	94,544	0.09
	Bank Mandiri	124,378	0.13	5,020	0.01
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00
	Total	223,298	0.23	100,377	0.10
i.	Escrow accounts (Note 14)	44,004	0.05	41,552	0.04

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

		2009*		2010
		Amount	% of total liabilities	Amount	% of total liabilities
j.	Trade payables (Note 15)
	Government Agencies	1,280,700	2.66	400,238	0.92
	State-owned enterprises	1,032	0.00	287,433	0.67
	Kopegtel	132,652	0.28	140,311	0.32
	Indosat	63,233	0.13	62,369	0.14
	Yakes	38,095	0.08	60,562	0.14
	Gratika	8,138	0.02	33,515	0.08
	INTI	13,459	0.03	13,917	0.03
	SPM	12,829	0.03	12,446	0.03
	Patrakom	690	0.00	837	0.00
	PSN	1	0.00	551	0.00
	CSM	1,012	0.00	-	-
	Others	207,627	0.43	141,695	0.33
	Total	1,759,468	3.66	1,153,874	2.66
k.	Accrued expenses (Note 16)
	Employees	1,786,736	3.71	894,733	2.07
	Government Agencies and state-owned banks	368,860	0.76	65,522	0.15
	PT Jaminan Sosial Tenaga Kerja (Persero)	22,802	0.05	22,649	0.05
	Total	2,178,398	4.52	982,904	2.27
l.	Short-term bank loans (Note 18)
	BSM	9,000	0.02	4,000	0.01
m.	Accrued LSA (Note 42)	212,518	0.44	242,149	0.56
n.	Accrued post-retirement health care benefits (Note 43)	1,801,776	3.74	1,050,030	2.42
o.	Accrued pension and other post-retirement benefits costs (Note 41)	808,317	1.68	536,990	1.24
p.	Two-step loans (Note 20)	3,518,093	7.31	3,136,666	7.24
q.	Bonds and notes (Note 21)	70,000	0.15	100,750	0.23
r.	Long-term bank loans (Note 22)
	BNI	4,450,000	9.24	3,748,871	8.65
	Bank Mandiri	3,330,000	6.92	3,073,387	7.09
	BRI	3,700,000	7.68	2,197,000	5.07
	BTN	-	-	7,084	0.02
	Total	11,480,000	23.84	9,026,342	20.83

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of information technology services, telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

	2008*
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
External operating revenues	22,083,700	3,488,038	38,209,079	385,612	64,166,429	-	64,166,429
Inter-segment operating revenues	3,612,574	208,588	2,034,123	346,159	6,201,444	(6,201,444)	-
Total segment revenues	25,696,274	3,696,626	40,243,202	731,771	70,367,873	(6,201,444)	64,166,429
External operating expenses	(19,167,678)	(2,311,002)	(19,640,472)	(610,309)	(41,729,461)	-	(41,729,461)
Inter-segment operating expenses	(2,709,424)	(182,212)	(3,856,322)	(32,395)	(6,780,353)	6,780,353	-
Segment expenses	(21,877,102)	(2,493,214)	(23,496,794)	(642,704)	(48,509,814)	6,780,353	(41,729,461)
Segment results	3,819,172	1,203,412	16,746,408	89,067	21,858,059	578,909	22,436,968
Interest expense							(1,641,285)
Interest income							671,834
Loss on foreign exchange - net							(1,613,759)
Other income - net							524,742
Income tax expense							(5,673,542)
Equity in net income of associated companies							20,471
Income before minority interest							14,725,429
Unallocated minority interest							(4,053,643)
Net income							10,671,786
Other information
Segment assets	33,698,251	7,505,027	56,721,046	760,356	98,684,680	(7,597,683)	91,086,997
Investments in associates	148,893	-	20,360	-	169,253	-	169,253
Total consolidated assets							91,256,250
Total consolidated liabilities	(23,271,975)	(1,925,062)	(29,708,639)	(341,793)	(55,247,469)	7,584,897	(47,662,572)
Capital expenditures	(4,364,760)	(1,937,644)	(15,370,866)	(62,478)	(21,735,748)	-	(21,735,748)
Depreciation and amortization	(4,629,334)	(408,467)	(7,254,318)	(55,952)	(12,348,071)	15,995	(12,332,076)
Other non-cash expenses	(335,370)	-	(54,870)	-	(390,240)	-	(390,240)

* as restated, refer to Note 2p

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  SEGMENT INFORMATION (continued)

	2009*
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
External operating revenues	21,209,704	3,430,951	42,633,298	403,565	67,677,518	-	67,677,518
Inter-segment operating revenues	4,237,148	208,603	1,763,827	325,312	6,534,890	(6,534,890)	-
Total segment revenues	25,446,852	3,639,554	44,397,125	728,877	74,212,408	(6,534,890)	67,677,518
External operating expenses	(19,232,762)	(3,204,090)	(21,741,165)	(711,865)	(44,889,882)	-	(44,889,882)
Inter-segment operating expenses	(2,695,053)	(156,069)	(3,920,993)	(32,872)	(6,804,987)	6,804,987	-
Segment expenses	(21,927,815)	(3,360,159)	(25,662,158)	(744,737)	(51,694,869)	6,804,987	(44,889,882)
Segment results	3,519,037	279,395	18,734,967	(15,860)	22,517,539	270,097	22,787,636
Interest expense							(2,095,978)
Interest income							462,169
Gain on foreign exchange - net							972,947
Other income - net							349,962
Income tax expense							(6,404,123)
Equity in net loss of associated companies							(29,715)
Income before minority interest							16,042,898
Unallocated minority interest							(4,644,072)
Net income							11,398,826
Other information
Segment assets	34,859,128	5,833,554	59,506,768	760,507	100,959,957	(3,297,350)	97,662,607
Investments in associates	131,193	-	20,360	-	151,553	-	151,553
Total consolidated assets							97,814,160
Total consolidated liabilities	(20,739,038)	(2,034,217)	(28,469,997)	(281,061)	(51,524,313)	3,295,760	(48,228,553)
Capital expenditures	(3,615,766)	(1,612,519)	(12,663,266)	(40,989)	(17,932,540)	-	(17,932,540)
Depreciation and amortization	(4,684,050)	(637,165)	(8,622,621)	(30,968)	(13,974,804)	-	(13,974,804)
Other non-cash expenses	(461,320)	-	(108,255)	(4,129)	(573,704)	-	(573,704)

* as restated, refer to Note 2p

	2010
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
External operating revenues	21,618,690	2,951,526	43,591,845	467,120	68,629,181	-	68,629,181
Inter-segment operating revenues	5,434,424	174,039	1,930,867	744,666	8,283,996	(8,283,996)	-
Total segment revenues	27,053,114	3,125,565	45,522,712	1,211,786	76,913,177	(8,283,996)	68,629,181
External operating expenses	(18,231,340)	(2,739,185)	(24,165,450)	(1,002,086)	(46,138,061)	-	(46,138,061)
Inter-segment operating expenses	(3,967,060)	(123,053)	(4,222,555)	(30,630)	(8,343,298)	8,343,298	-
Segment expenses	(22,198,400)	(2,862,238)	(28,388,005)	(1,032,716)	(54,481,359)	8,343,298	(46,138,061)
Segment results	4,854 ,714	263,327	17,134,707	179,070	22,431,818	59,302	22,491,120

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  SEGMENT INFORMATION (continued)

	2010
	Fixed wireline	Fixe wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Interest expense							(1,928,035)
Interest income							421,354
Gain on foreign exchange - net							42,948
Other income - net							402,586
Income tax expense							(5,546,039)
Equity in net loss of associated companies							(13,622)
Income before minority interest							15,870,312
Unallocated minority interest							(4,333,313)
Net income							11,536,999
Other information
Segment assets	38,649,848	5,261,757	57,651,867	917,308	102,480,780	(2,976,183)	99,504,597
Investments in associates	233,491	-	20,359	-	253,850	-	253,850
Total consolidated assets							99,758,447
Total consolidated liabilities	(21,678,515)	(826,784)	(23,466,203)	(348,345)	(46,319,847)	2,976,183	(43,343,664)
Capital expenditures	(4,052,463)	(146,983)	(8,197,813)	(89,654)	(12,486,913)	-	(12,486,913)
Depreciation and amortization	(4,210,658)	(730,606)	(9,636,506)	(33,688)	(14,611,458)	-	(14,611,458)
Other non-cash expenses	(336,440)	(34,098)	(148,087)	(6,135)	(524,760)	-	(524,760)

46.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of December 31, 2010, the Company has 17 RSA’s with 15 investors. The RSA’s are located mainly in Pekanbaru, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 80 to 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

In 2009, the Company made amendments to some PBH agreements for extending the PBH period and the PBH ratio between the Company and investors.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.  RSA (continued)

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company (Note 2p.i) amounted to Rp.51,078 million and Rp.11,424 million as of December 31, 2009 and 2010, respectively (Note 11).

47.  TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone services which is connected through fixed line network consists of the following:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee

Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:

•         Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•         SLJJ charges decreased by an average range from 36.9% to an increase by an average of 13.7%, depending on service usage and customer’s segment

•         SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Under Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:

•         Basic services tariff

•         Roaming tariff

•         Multimedia tariff,

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.   TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.       Mobile cellular telephone tariffs (continued)

with the following structure:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee.

The tariffs are determined based on certain formula consisting of:

•         Network element cost;

•         Retail service activity cost plus margin.

The network element cost is determined using the Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average  basic telephone service usage cost and bundling tariffs, maximum equal to tariff determined using the above formula.

c.        Interconnection tariffs

On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line (local, SLJJ and international) and mobile networks for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

Based on Director General of Post and Telecommunications Decree No. 205/2008 dated April 11, 2008, valid for a one year period, about Agreement to Reference Interconnection Offer (“RIO”) of the telecommunication network operator with operating revenue of 25% or more from the total revenue of all telecommunication operators in the service segmentation, shall be as follows:

(1)   Fixed line

a.       Local termination from local fixed line service tariff is Rp.73/minute.

b.       Local termination from domestic fixed line (local call) service tariff is Rp.73/minute.

c.        Local termination from domestic fixed line (long distance call) service tariff is Rp.203/minute.

d.       Long distance termination from domestic fixed line service tariff is Rp.560/minute.

e.        Local termination from cellular mobile network service tariff is Rp.203/minute.

f.        Local termination from satellite mobile network service tariff is Rp.204/minute.

g.        Long distance termination from cellular mobile network service tariff is Rp.626/minute.

h.       Long distance termination from satellite mobile network service tariff is Rp.613/minute.

i.         Domestic termination from international network service tariff is Rp.612/minute.

j.         International origination from domestic fixed line to fixed international network service provider tariff is Rp.612/minute.

k.       Local origination service for long distance call from domestic fixed line to SLJJ service provider tariff is Rp.203/minute.

l.         Local transit service tariff is Rp.69/minute.

m.     Long distance transit service tariff is Rp.295/minute.

n.       International transit service tariff is Rp.316/minute.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.     Interconnection tariffs (continued)

(2)   Cellular

a.       Local termination and origination service tariff is Rp.261/minute.

b.       Long distance termination and origination service tariff is Rp.380/minute.

c.        Long distance termination from cellular mobile network service tariff is Rp.493/minute.

d.       Long distance termination from satellite network service tariff is Rp.501/minute.

e.        International termination and origination service tariff is Rp.498/minute.

As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

The Indonesian Telecommunication Regulatory Body (ITRB), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnect tariffs effective from January 1, 2011 for cellular, satellite and domestic PSTN and effective from July 1, 2011 for fixed wireless access with a limited mobility.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through a telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of the Indonesian Telecommunication Regulatory Body.

On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing processes. PJN was appointed to conduct voice interconnection clearing processes with the following conditions:

•         Tariff is Rp.0.4 for every call data record,

•         To support the process, PJN should provide SKTT within 6 months.

The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other things, PJN’s ability to:

•         Provide the system within the above-mentioned period,

•         Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.

As of the issuance date of the consolidated financial statements, the operation of voice interconnect clearing by PJN has not been implemented.

d.     VoIP interconnection tariff

Previously, the Minister of Communication (“MoC”)  Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at an agreed fixed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

e.     Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

The Company issued network leased tariffs which were valid starting from January 21, 2010, in a form of:

a.       Network leased activation fee starting from Rp.2,400,000.

b.       Monthly usage tariff for local end to end (under 25 km) varies starting from Rp.3,800,000 up to Rp.74,400,000 depending on the capacity, and monthly usage tariff for long distance end to end (over 25 km) varies starting from Rp.7,100,000 up to Rp.519,700,000 depending on the capacity.

c.        Monthly usage tariff for local point to point (under 25 km) varies starting from Rp.1,500,000 up to Rp.37,200,000 depending on the capacity, and monthly usage tariff for long distance point to point (over 25 km) varies starting from Rp.4,800,000 up to Rp.482,500,000 depending on the capacity.

f.     Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

g.     Tariff for other services

The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

On September 27, 2010, the Company reduced the tariff for internet services by an average of 22% depending on the packages subscribe by the customers.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

h.     Universal Service Obligation (“USO”)

The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz. Subsequently, the agreements have been amended and latest amendments dated June 2, 2010 was, among other things to change the price to Rp.1.758 trillion.

In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program (Note 1d.a).

In 2010 and 2009, Telkomsel received progress payments from BTIP amounting to Rp.260.98 billion and Rp.47.79 billion, respectively, of the total recognized revenue in 2010 and 2009.

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp.322,355 million, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp.527,630 million, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua, and Irian Jaya Barat.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS

a.     Capital expenditures

As of December 31, 2010, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	3,546,741
U.S. Dollars	461	4,150,207
Euro	1	15,490
Total		7,712,438

The above balance includes the following significant agreements:

(i)      Company

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of December 31, 2010
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.192,189 million	Rp.62,111 million
Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.241,347 million	Rp.31,226 million
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 10 in Netre Sumbagsel Area	Rp.93,233 million	Rp.8,096 million
Company and PT Brimbun Raya Indah	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic Batch 12 Netre, Jakarta and West Java	Rp.170,248 million	Rp.3,834 million
Company and PT Datacraft Indonesia	December 4, 2008	Procurement and installation agreement for Tera Router 2008 in Divre I, Divre II and Divre V	Rp.216,437 million	Rp.17,246 million
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	US$178.9 million	US$116.5 million
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(i)      Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of December 31, 2010
Company and Sansaine Huawei Consortium	May 27, 2009	a. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3	US$12.3 million and Rp.101,098 million	US$6.2 million and Rp.31,803 million
	June 15, 2009	b. Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1	US$ 15.2 million and Rp.119,276 million	US$9.4 million and Rp.62,951 million
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$33.7 million and Rp.147,799 million	US$20.5 million and Rp.79,937 million
Company and PT Aldomaru	June 11, 2009	Procurement agreement Roll Out Infusion PL 2009	Rp.104,890 million	Rp.33,187 million
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 1	Rp.76,802 million	Rp.14,193 million
Company and Sansaine - Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV	US$20.0 million and Rp.83,050 million	US$5.8 million and Rp.58,760 million
Company and Sansaine Huawei Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)	US$54.5 million and Rp.117,841 million	US$45.2 million and Rp.108,276 million
Company and Tekken - DMT Consortium	November 25, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan	Rp.105,841 million	Rp.48,914 million
Company and NEC - NSN Consortium	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009	US$15.0 million and Rp.204,390 million	Rp.905 million
Company and ZTE	December 21, 2009	Procurement and installation agreement for Improvement and Upgrade Jawa Backbone 2009	Rp.85,767 million	Rp.28,399 million

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(i)      Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of December 31, 2010
Company and ZTE	April 29, 2010	Item price procurement and installation agreement for Insert Card IP-DSLAM	Rp.105,461 million	Rp.47,388 million
Company and PT Huawei	April 16, 2010	Procurement and installation agreement for Insert Card IP DSLAM	Rp.70,076 million	Rp.55,538 million

 (ii)   Telkomsel

In August 2007, based on letters from Ericsson AB and PT Ericsson Indonesia and Nokia Siemens Networks (which currently represents Nokia Corporation, PT Nokia Networks and Siemens AG), those companies agreed to:

•       extend the agreements for the maintenance and procurement of equipment and related services entered in August 2004, until new agreements were made between Telkomsel and these other companies, and

•       prior to the effective date of new agreements, retroactively apply prices under the new agreements (retroactive price adjustment) to PO for the procurement of BSS equipment and services issued by Telkomsel after July 1, 2007 using the previous price list.

Subsequently, on April 17, 2008, Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co.  KG signed Combined 2G and 3G CS Core Network Rollout Agreements. The Agreements are valid until the later of:

•       three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•       the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.

For the purpose of providing telecommunication services with 3G, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Networks, Ericsson AB and PT Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network construction (Rollout Agreement) and PT Nokia Networks, PT Ericsson Indonesia and Siemens Networks GmbH & Co. KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 or the date on which the last PO terminates under the agreements or expires in respect of any PO issued prior to December 31, 2008, provided that the suppliers are able to meet the requirements set out in each PO. Based on letters from Telkomsel, the Managed Operation Agreements with those companies were terminated as of June 30, 2008.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

On April 17, 2008, Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks also entered into Technical Service Agreements for technical support of Combined 2G and 3G CS Core Network. The agreements commence:

•         in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•         in all other respects, on the Effective Date;

and continues until the later of:

•         the date which is three years after the Effective Date; and

•         the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 year period.

In 2008, Telkomsel entered into 2G BSS and 3G UTRAN Network Trial Agreements (NTA) with PT Alcatel-Lucent Indonesia, PT ZTE Indonesia and PT Huawei Tech Investment (“Trial Participants”). Such agreements contain, among other things:

•       The provision by Trial Participants of the design, supply, delivery, installation, integration and commissioning of 2G GSM BSS and 3G UMTS radio access network and technical support for such subsystem and networks on a trial basis;

•       At Telkomsel’s election, the Trial Participants must transfer ownership to Telkomsel of those 2G GSM BSS and 3G UMTS radio access networks.

Pursuant to expiry of the trial period under 2G BSS and 3G UTRAN Network Trial Agreements with ALU, based on a Settlement Agreement on February 5, 2010, Telkomsel agreed to give compensation to ALU of US$7.2 million (equivalent to Rp.67.68 billion) and Rp.18.4 billion which was charged to the 2009 consolidated statement of income.

In March and June 2009, Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy, Huawei International Pte. Ltd, Huawei Tech Investment and PT ZTE Indonesia entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

In accordance with the agreements, the Vendors should provide equipment and related services, including amongst other things:

•       Participate in Joint Planning process

•       Provide SITAC and CME works

•       Provide software license

Provision of the equipment and services should be aligned with other agreements such as Combined 2G BSS and 3G Core Network Rollout and Technical Support Agreements dated April 17, 2008.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

During the period of the agreements, the vendors (excluding Huawei International Pte. Ltd, PT Huawei Tech Investment and PT ZTE Indonesia) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million (equivalent to Rp.1,172 billion); were provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007.

The agreements are valid until the later of:

•       Three years after the effective date; and

•       The date on which the last PO under these agreements terminates or expires in respect of any purchase order issued prior to the expiry of three year period.

Telkomsel may extend terms of the agreements for a period up to 12 months.

On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:

•      Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and PT Huawei Tech Investment; and

•      Next Generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and PT Huawei Tech Investment.

The agreements commence on the effective date and continue until the later of:

•      The date which is three years after the effective date; and

•      The date on which the last PO under the agreements terminate or expire in respect of any PO issued prior to the expiry of the three year period.

Telkomsel may extend the term of the agreements by a period of not more than two years.

On February 8, 2010, Telkomsel entered into an Online Charging System and Service Control Points System Solution Development Agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions. The latest amendment was made on September 30, 2010.

The agreement commences on the effective date and continues until the later of:

•      The date which is five years after the effective date; and

•      The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the five year period.

Telkomsel may extend the term of the agreement by a period of not more than three years.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

b.     Borrowings and other credit facilities

(i)          The Company has Rp.190,000 million and Rp.60,000 million bank guarantee facility with BNI and Bank Mandiri, respectively. The facilities expire on March 31, 2010 and December 23, 2011, respectively. As of the issuance date of the consolidated financial statements, the extension of bank guarantee facility from BNI is still on process. Under these facilities, as of December 31, 2010, the Company has issued a bank guarantee of Rp.129,905 million and US$0.22 million (equivalent to Rp.2,020 million) from BNI and Rp.46,224 million and US$0.05 million (equivalent to Rp.458 million) from Bank Mandiri for tender guarantee, performance bond, security deposit, and advances for the Company’s project.

(ii)         Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire on July 31, 2011. Under these facilities, as of December 31, 2010, Telkomsel has issued a bank guarantee of Rp.20,000 million (equivalent to US$2.2 million) for a 3G performance bond (Note 48c.i). The bank guarantee expired on March 24, 2010 and subsequently has been extended to March 24, 2012.

c.     Others

(i)       3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Notes 1d.a and 2j), Telkomsel amongst other commitments, is required to:

1.       Pay annual BHP fee which is determined based on a certain formula over the license term (10 years). The BHP for the fifth year of the former license was paid in February 2010 and the BHP for the second year of the additional license was paid in September 2010 (Note 13iii). The commitments arising from the BHP as of December 31, 2010 and up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Radio Frequency Usage Tariff
Year	BI rates (%)	Index (multiplier)	Former License	Additional License
1	-	-	20% x HL	100% x HL
2	R1	I1= (1 + R1)	40% x I1 x HL	100% x I1 x HL
3	R2	I2= I1(1 + R2)	60% x I2 x HL	100% x I2 x HL
4	R3	I3= I2(1 + R3)	100% x I3 x HL	100% x I3 x HL
5	R4	I4= I3(1 + R4)	130% x I4 x HL	100% x I4 x HL
6	R5	I5= I4(1 + R5)	130% x I5 x HL	100% x I5 x HL
7	R6	I6= I5(1 + R6)	130% x I6 x HL	100% x I6 x HL
8	R7	I7= I6(1 + R7)	130% x I7 x HL	100% x I7 x HL
9	R8	I8= I7(1 + R8)	130% x I8 x HL	100% x I8 x HL
10	R9	I9= I8(1 + R9)	130% x I9 x HL	100% x I9 x HL

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

c.     Others (continued)

(i)    3G license (continued)

1.       (continued)

Notes :

Ri	= average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	= Rp.160,000 million
Index	= adjustment to the bidding price for the respective year

The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2.       Provide roaming access for the existing 3G operators.

3.       Contribute to USO development.

4.       Construct a 3G network which covers a minimum number of provinces, as follows:

Year	Minimum number of provinces
1	2
2	5
3	8
4	10
5	12
6	14

5.       Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.

(ii)   Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 14). In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

c.     Others (continued)

(iii)  Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 MHz, 900 MHz and 1800 MHz are determined using the following formula:

N x K x I x C x B

Notes :

N	=	normalizing factor using consumer price index, subject to change depending on the Government’s non-tax revenue target
K	=	adjusting factor based on economic value of the frequency bandwidth
I	=	reserved price
C B	= =	population of the citizens (in thousands) bandwidth

The fee within 5 years is determined by the following formula:

Year	Formula
1	Y1= X + {(20% x ∆) – Z}
2	Y2= X + (40% x ∆)
3	Y3= X + (60% x ∆)
4	Y4= X + (80% x ∆)
5	Y5= X + (100% x ∆)

Notes :

Yn	=	frequency usage fee for each year
X	=	frequency usage fee for the period January 1, 2009 up to December 31, 2009
∆	=	(N x K x I x C x B) - X
Z	=	remaining annual frequency fee based on previous regulation as of December 15, 2010

As an implementation of the above decree, on December 15, 2010, in a Decision letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1) annual frequency usage fee of Telkomsel with licenses in 900 MHz band and 1800 MHz band is Rp.716 billion. The fee was paid on December 30, 2010. Based on the same Decision Letter above and a Decision Letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1) annual frequency usage fee of the Company with licenses in 800 MHz band is Rp.51.7 billion. The fee was paid on December 27, 2010.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

c.     Others (continued)

(iii)  Radio Frequency Usage (continued)

Prior to issuance of the above decree, in accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 48c.i). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and Rp.3.4 million to Rp.15.9 million for each TRX (Note 8).

(iv)  Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to customers using a third party (PT Trikomsel OKE) and providing cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(v)   Operating leases

	Minimum lease payment
	Total	Less than 1 year	1-5 years	More than 5 years
Operating leases	257,915	66,887	162,784	28,244

Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

49.  CONTINGENCIES

a.     In the ordinary course of business, the Company and its subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.63,795 million as of December 31, 2010.

b.     On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunication facilities in connection with the provision of VoIP services, whereby one of the Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  CONTINGENCIES (continued)

b.       (continued)

On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On May 4, 2010, the Company received SC’s decision that found the defendant guilty and sentenced the defendant to a six-year prison term, Rp.500 million penalty, and indemnity amounting Rp.30,115 million by jointly liability. The defendants filed a judicial review to SC for the decision. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

On March 3, 2008, Denpasar District Court found the defendants guilty and sentenced each defendant to a one-year six-month prison term and a one year prison term and gave a Rp.50 million penalty. The defendants have filed an appeal to the Bali High Court objecting to the District Court ruling. On November 5, 2008, the Bali High Court found the defendants guilty. On January 16, 2009, one of the defendants in Bali High Court has filed an appeal to the Indonesian SC. On March 22, 2010, SC found the defendants not guilty. As of the issuance date of the consolidated financial statement, the Office of the Attorney General is still reviewing the result to determine an action to be taken including the option for a judicial review by the SC.

c.     The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) on its letter dated December 5, 2007, notified Telkomsel that based on its investigation of case No. 07/KPPU-L/2007 dated November 19, 2007, according to the applied provisions regarding allegation of violating Law No. 5/1999, “Prohibition of Monopolistic Practice and Unfair Business Competition” (the “Law”), related to cross-ownership by Temasek Holdings and monopoly practices by Telkomsel, it had decided that, among other things :

•         Telkomsel was proven not to have violated article 25.1.b of the Law,

•         Telkomsel had violated article 17.1 of the Law,

•         Temasek Holdings and certain affiliated companies were instructed to release their ownership either in Indosat or Telkomsel with the following conditions:

▪  Maximum 5% of total shares for each buyer,

▪  The buyer is not associated with Temasek Holdings.

•         Telkomsel was to be charged a penalty of Rp.25,000 million and instructed Telkomsel to discontinue the imposition of high tariffs and reduce its tariffs by least 15%.

On May 9, 2008 the Court pronounced its verdict and concluded among other things:

•         Telkomsel was proven not to have violated article 25.1.b of the Law,

•         Telkomsel had violated article 17.1 of the Law,

•         Temasek Holdings and certain affiliated companies were instructed to release their ownership in either Indosat or Telkomsel or to decrease their ownership by 50% in each of those companies within twelve months from the date of the decision becoming final and legally binding at the following conditions:

▪  Maximum 10% of total shares for each buyer,

▪  The buyer is not associated with Temasek Holdings.

•         Telkomsel was charged a penalty of Rp.15 billion,

•         The Court revoked the decision of KPPU on the instruction to reduce the tariffs because KPPU did not have the authority to determine the tariffs.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  CONTINGENCIES (continued)

c.     (continued)

On May 22, 2008, Telkomsel filed an appeal to the SC. In its verdict on September 9, 2008, the SC revoked the Court’s verdict on the instruction to Temasek Holdings and certain affiliated companies to release their ownership in either Indosat or Telkomsel. On May 14, 2009, Telkomsel filed a judicial review to the SC on the verdict. On May 5, 2010, SC pronounced that it rejected Telkomsel’s appeal for the judicial review. As of the issuance date of the consolidated financial statements, Telkomsel has not received any formal verdict from the SC, but has subsequently paid the penalty for the KPPU case (Note 52b).

d.     Certain subscribers of Telkomsel, Indosat and PT XL Axiata Tbk (formerly PT Excelcomindo Pratama Tbk) which are domiciled in Bekasi, Tangerang and other various locations, represented by the Law Firms, have filed class-action lawsuits with the Courts against Telkomsel, the Company, Indosat, the Government, Temasek Holdings and certain of its affiliated companies (“Parties”). The Parties are alleged to have had excessive price practices that potentially could have adversely affected those subscribers.

On July 8, 2008, the class-action lawsuits filed in Bekasi District Courts against Telkomsel by certain subscribers has been revoked and the case is closed.

On August 14, 2008, based on the Court’s verdict, the class–action lawsuits in Tangerang shall be consolidated with other various locations. The subscribers in other various locations objected to the decision and filed an appeal to the SC. On January 21, 2009, in its verdict No. 01K/Pdt.Sus/2009, the SC approved the subscribers’ appeal, accordingly, the class action lawsuit is processed separately in the respective Court.

On January 27, 2010, the Central Jakarta District Court decided to revoke a class action lawsuit which was filed by certain subscribers of other various locations.

On May 24, 2010, the class-action lawsuits filed in Tangerang District Courts against the Parties by certain subscribers has been revoked and the case is closed.

Management believes that Telkomsel has applied tariffs in accordance with prevailing regulations, accordingly, such allegation has no strong basis. Telkomsel is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible impacts to the financial statements given the current status of the litigation.

e.     The Company, Telkomsel and seven other local operators are being investigated by the KPPU for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Pursuant to the decision of KPPU dated June 17, 2008, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Management believes that there are no such cartel practices that led to breach of prevailing regulations. As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  CONTINGENCIES (continued)

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

50.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2009		2010
	Foreign currencies (in millions)	Rupiah equivalent	Foreign currencies (in millions)	Rupiah equivalent
Assets
Cash and cash equivalents
U.S. Dollars	185.71	1,747,751	138.07	1,242,392
Euro	38.35	518,321	12.54	150,121
Singapore Dollars	0.24	1,599	2.82	19,799
Hongkong Dollars	-	-	2.00	2,317
Malaysian Ringgit	0.03	95	0.03	100
Japanese Yen	0.22	22	0.39	43
Temporary investments
U.S. Dollars	7.52	70,834	8.84	79,566
Trade receivables
Related parties
U.S. Dollars	2.78	26,198	3.16	28,434
Third parties
U.S. Dollars	66.64	627,487	79.19	712,758
Euro	-	-	0.12	1,408
Singapore Dollars	0.00	4	-	-
Other receivables
U.S. Dollars	0.64	5,994	0.48	4,331
Great Britain Pound sterling	0.06	916	0.01	121
Euro	0.01	198	0.00	43
Singapore Dollars	0.01	90	-	-
Other current assets
U.S. Dollars	0.67	6,318	-	-
Advances and other non-current assets
U.S. Dollars	2.55	23,935	2.73	24,577
Hongkong Dollars	-	-	0.27	311
Escrow accounts
U.S. Dollars	4.67	44,004	4.61	41,552
Total assets		3,073,766		2,307,873

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2009		2010
	Foreign currencies (in millions)	Rupiah equivalent	Foreign currencies (in millions)	Rupiah equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	6.81	63,981	5.73	51,559
Third parties
U.S. Dollars	453.80	4,268,114	341.80	3,074,585
Euro	18.04	243,667	0.18	2,128
Singapore Dollars	1.55	10,377	0.24	1,645
Malaysian Ringgit	0.55	1,501	0.56	1,624
Great Britain Pound sterling	0.06	873	0.04	613
Australian Dollars	-	-	0.05	453
Japanese Yen	0.51	52	0.73	81
Swiss Franc	0.00	15	0.00	15
Hongkong Dollars	-	-	0.01	17
Other payables
U.S. Dollars	0.05	515	0.07	588
Accrued expenses
U.S. Dollars	10.55	99,468	39.72	357,343
Euro	-	-	0.85	10,136
Singapore Dollars	-	-	1.38	9,657
Japanese Yen	41.09	4,199	38.35	4,250
Advances from customers and suppliers
U.S. Dollars	1.14	10,748	0.90	8,114
Current maturities of long-term liabilities
U.S. Dollars	125.33	1,181,835	78.11	703,474
Japanese Yen	767.90	78,479	767.90	85,099
Notes
U.S. Dollars	0.46	4,295	30.54	275,348
Long-term liabilities
U.S. Dollars	140.71	1,326,872	240.76	2,168,061
Japanese Yen	10,750.57	1,098,707	9,982.67	1,106,279
Total liabilities		8,393,698		7,861,069
Net liabilities		(5,319,932)		(5,553,196)

As of December 31, 2009, the net monetary liabilities position denominated in foreign currencies of the Company and its subsidiaries is US$467.67 million and JPY 11,559.85 million. As of December 31, 2010, the net monetary liabilities position denominated in foreign currencies of the Company and its subsidiaries is US$500.55 million and JPY 10,789.26 million.

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

If the Company and its subsidiaries report monetary assets and liabilities in foreign currencies as of December 31, 2010 using the rates on March 29, 2011, the unrealized foreign exchange gain will increase by the amount of Rp.186,833 million.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.  FINANCIAL ASSETS AND LIABILITIES

1.     Financial risk management

The Company and its subsidiaries’ activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management programme is intended for minimizing lossess on the financial assets and liabilities arising from fluctuation of foreign currency exchange rate and the fluctuation of interest rate. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management unit identifies, evaluates and hedges financial risks.

a.       Foreign exchange risk

The Company and its subsidiaries have significant receivables, payables and liabilities balance denominated in foreign currencies which include  the United States Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound sterling. Increasing  risks  of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset by time deposits and receivables in foreign currencies are set at least 25% of the liabilities and will mature in less than 1 (one) year with respect to the tendency of changes exchange rates in the future.

b.     Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and its subsidiaries to interest rate risk (Notes 18, 20, 21 and 22). To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The following table represents a breakdown of the Company and subsidiaries’ financial assets and liabilities which are impacted by interest rates.

	December 31, 2010
	One year or less	More than one year	Non interest bearing	Total
Asset
Cash and cash equivalents	9,115,636	-	4,213	9,119,849
Temporary investments	254,600	-	115,833	370,433
Other current assets	1,175	-	-	1,175
Other non-current assets	-	101,534	62,469	164,003
Total financial assets	9,371,411	101,534	182,515	9,655,460

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.  FINANCIAL ASSETS AND LIABILITIES (continued)

1.     Financial risk management (continued)

b.     Interest rate risk (continued)

	December 31, 2010
	One year or less	More than one year	Non interest bearing	Total
Liabilities
Short-term bank loans	55,831	-	-	55,831
Two-step loans	856,649	2,280,017	-	3,136,666
Bonds and notes	352,348	3,023,750	-	3,376,098
Deferred consideration for business combinations	105,245	-	-	105,245
Bank loans	14,429,414	305,038	-	14,734,452
Total financial liabilities	15,799,487	5,608,805	-	21,408,292
Total interest repricing gap	(6,428,076)	(5,507,271)	-	(11,935,347)

c.        Credit risks

The Company and its subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. Credit risk is managed by continuous monitoring outstanding balance and collection of trade and other receivables.

The following table sets out the maximum exposure of credit risk and concentration risk of the Company and its subsidiaries:

	Credit risk concentration
	Corporate	Others	Maximum exposure
Trade receivables	2,491,996	3,297,057	5,789,053
Other receivables	80,036	16,408	96,444
	2,572,032	3,313,465	5,885,497

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk given that the Company and its subsidiaries have provided sufficient allowance for doubtful accounts to cover incurred loss arising from uncollectible receivables based on existing historical loss.

d      Liquidity risks

Liquidity risk arises in situations where the Company and its subsidiaries have difficulties in fulfilling financial liabilities when they become due. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries continuously perform an analysis to monitor balance sheet ratios, such as among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.  FINANCIAL ASSETS AND LIABILITIES (continued)

2.     Fair value of financial assets and liabilities

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The table below sets out the carrying amount and fair value of those financial assets and liabilities not presented on the Company’s consolidated balance sheets at their fair values:

	December 31, 2010
	Carrying value	Fair value
Two step loans	3,136,666	3,227,778
Bonds and notes	3,376,098	3,511,423
Bank loans	14,734,452	14,886,475

The Company and its subsidiaries consider the fair value of current financial assets and liabilities approximates their carrying amount, as the impact of discounting is not significant. The fair values of long-term  liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries, except for bonds which are based on market prices.

52.  SUBSEQUENT EVENTS

a.     On January 6, 2011, Telkomsel was notified by the Industrial Relations Court of Central Jakarta District Court (“the Court”) that the Telkomsel's labor union ("SEPAKAT") has filed a claim against Telkomsel through the Court concerning certain disputes with Telkomsel on the execution of Collective Labor Agreement ("CLA"). The information usually required by PSAK 57: Provisions, Contingent Liabilities and Contingent Assets, is not disclosed as it could lead to a precipitate presumption on the outcome of the litigation. Telkomsel’s management believes that Telkomsel has sufficiently executed the CLA and as such the claim can be successfully resisted by Telkomsel.

b.     On January 7, 2011, Telkomsel paid the penalty for KPPU case amounting to Rp.15 billion (Note 49c).

c.     On January 10, 2011, the Company paid a dividend interim of Rp.250,085 million (Note 40).

d.     On January 21, 2011, the remaining loans from BNI and BCA obtained in 2008 amounted to Rp.400 billion and Rp.200 billion, respectively, have been fully repaid by Telkomsel (Note 22).

e.     On January 27, 2011, Telkomsel entered into Soft HLR Roll Out Agreement with PT Nokia Siemens Networks and Nokia Siemens Networks Oy and Soft HLR Technical Support Agreement with PT Nokia Siemens Networks.

f.     On January 28, 2011, Telkomsel withdrawn US$56.83 million (equivalent to Rp.514.74 billion) from Finish Export Credit Ltd (Note 22).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.  SUBSEQUENT EVENTS (continued)

g.     On January 24, 2011 and February 25, 2011, the Company and INTI entered into purchase order of procurement and installation agreement for Modernization of Copper Cable Network through Optimization of Asset Copper Cable Network with Trade in Trade off (TITO) mode for STO Cengkareng, STO Gandaria and STO Injoko amounting to Rp.96,036 million and for STO Semanggi amounting to Rp.44,338 million.

h.     On February 4, 2011, the remaining loan from BRI obtained in 2008 amounted to Rp.200 billion has been fully repaid by Telkomsel (Note 22).

i.      On February 23, 2011, Telkomsel received a Tax Collection Letter for a late payment of income tax article 25 for 2010 fiscal year with a penalty of Rp.8 billion.

j.      On March 8, 2011, based on the Circular Meeting of Stockholders of Indonusa as covered by notarial deed No. 18 of Dr. A. Partomuan Pohan, S.H., LLM., dated ,March 14, 2011, Indonusa’s stockholder agreed the conversion of debt of Rp.174,824 million (debt to equity swap) into shares issued and fully paid capital to become Rp.551,537 million.

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncements in Indonesia that are relevant to the Company and its subsidiaries are as follow:

(i)             PSAK 1 (Revised 2009), “Presentation of Financial Statements”

In December 2009, the DSAK issued PSAK 1 (Revised 2009), “Presentation of Financial Statements” which amends PSAK 1 (1998), “Presentation of Financial Statements”. PSAK 1 (Revised 2009) prescribes the basis for presentation of general purpose financial statements, to ensure comparability both with the financial statements of previous periods and with the financial statements of other entities. PSAK 1 (Revised 2009) sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content  and requires the Company and its subsidiaries to issue a complete set of financial statements which comprises of a statement of financial position, a statement of comprehensive income, a statement of changes in equity, a statement of cash flows, notes comprising a summary of significant accounting policies and other explanatory information and a statement of financial position as at the beginning of the earliest comparative period when the Company and its subsidiaries apply an accounting policy retrospectively or make a retrospective restatement of items in their financial statements, or when they reclassify items in their financial statements. PSAK 1 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. PSAK 1 (Revised 2009), “Presentation of Financial Statements” is expected to have significant impact on the presentation in the consolidated financial statements and its related disclosure.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

(ii)           PSAK 5 (Revised 2009), “Operating Segments”

In December 2009, the DSAK issued PSAK 5 (Revised 2009), “Operating Segments” which amends PSAK 5 (Revised 2000), “Segment Reporting”. PSAK 5 (Revised 2009) requires the Company and its subsidiaries to disclose information that enables users of the consolidated financial statements to evaluate the nature and financial effects of the business activities. PSAK 5 (Revised 2009) enhances the definition of operating segment and the procedures used to identify and report operating segment. PSAK 5 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 5 (Revised 2009), “Operating Segments” on the consolidated financial statements.

(iii)          PSAK 48 (Revised 2009), “Impairment of Assets”

In December 2009, the DSAK issued PSAK 48 (Revised 2009), “Impairment of Assets” which amends PSAK 48, “Impairment of Assets”. PSAK 48 (Revised 2009) provides guidance on how to identify cash generating unit and measure impairment of assets. An impairment loss shall be recorded for a cash-generating unit when the recoverable amount of the unit is less than its carrying amount. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. PSAK 48 (Revised 2009) requires the Company and its subsidiaries to assess at the end of each reporting period whether there is any indication that an asset may be impaired and impairment loss recognized in prior periods for assets other than goodwill may no longer exist. PSAK 48 (Revised 2009) shall be effective for the reporting period beginning on or after January 1, 2011 and prospectively applied. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 48 (Revised 2009), “Impairment of Assets” on the consolidated financial statements.

(iv)         ISAK 10 (Revised  2009), “Customer Loyalty Programmes”

In December 2009, the DSAK  issued ISAK 10 (Revised 2009), “Customer Loyalty Programmes”. ISAK 10 (Revised 2009) provides guidance on how to record and measure grant award credits to customers. ISAK 10 (Revised 2009) requires the award credits to be separately identified and measured by reference to their fair values. ISAK 10 (Revised 2009) shall be effective for reporting periods beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of ISAK 10 (Revised  2009), “Customer Loyalty Programmes” on the consolidated financial statements.

(v)           PSAK 7 (Revised 2010), “Related Party Disclosures”

In February  2010, the DSAK issued PSAK 7  (Revised 2010), “Related Party Disclosures” which amends PSAK 7,   “Related Parties”. PSAK 7  (Revised 2010) enhances the guidance of disclosure of related party relationships, transactions and outstanding balances, including commitments in the consolidated financial statement. PSAK 7  (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 7 (Revised 2010), “Related Party Disclosures”on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

(vi)         PSAK 19 (Revised 2010), “Intangible Assets”

In February 2010, the DSAK issued PSAK 19 (Revised 2010), “Intangible Assets” which amends PSAK 19 (Revised 2000), “Intangible Assets”. PSAK 19 (Revised 2010) enhances the guidance to recognize and measure the carrying amount of intangible assets, and requires specified disclosures about intangible assets. PSAK 19 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 19 (Revised 2010), “Intangible Assets” on the consolidated financial statements.

(vii)        PSAK 22 (Revised 2010), “Business Combinations”

In January  2010, the DSAK issued PSAK 22 (Revised 2010), “Business Combinations” which amends PSAK 22, “Accounting for Business Combinations”, PSAK 22 (Revised 2010) enhances the guidance to recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire, and the goodwill acquired in the business combination in financial statements. PSAK 22 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 22 (Revised 2010), “Business Combinations” on the consolidated financial statements.

(viii)      PSAK 23 (Revised 2010), “Revenue”

In February  2010, the DSAK issued PSAK 23  (Revised 2010), “Revenue” which amends PSAK 23, “Revenue”. PSAK 23  (Revised 2010) enhances prescribes the accounting treatment of revenue arising  from certain types of transactions and events. PSAK 23  (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2011. The Company and its subsidiaries are currently assessing the impact of the requirement of PSAK 23 (Revised 2010), “Revenue” on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

54.  ACCOUNTS RECLASSIFICATION

Certain accounts in the consolidated financial statement for the years period ended December 31, 2008 and 2009 has been reclassified to conform with the presentation of accounts of the consolidated financial statements for the years ended December 31, 2010, with details of significant accounts reclassification are as follows:

	Before		After
	reclassification	Reclassification	reclassification
Consolidated STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2008:
Operating Expenses
Depreciation and amortization	(11,069,575)	(1,262,501)	(12,332,076)
General and administrative	(3,628,686)	1,262,501	(2,366,185)

Consolidated STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2009:
Operating Expenses
Depreciation and amortization	(12,565,928)	(1,408,876)	(13,974,804)
General and administrative	(4,052,664)	1,408,876	(2,643,788)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with Indonesian GAAP, which differ in certain significant respects from U.S. GAAP. The consolidated statements of cash flows together with the reconciliation in Note 56 comply with Statement of Financial Accounting Standards (“SFAS”) 95 “Statement of Cash Flows” (“SFAS 95”, currently Accounting Standard Codification (“ASC”) 230 “Statement of Cash Flow”). A description of the differences and their effects on net income and stockholders’ equity are set forth below:

(1)   Description of differences between Indonesian GAAP and U.S. GAAP

a.     Voluntary termination benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.     Foreign exchange differences capitalized to assets under construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income as incurred.

c.     Embedded derivative instrument

The Company and its subsidiaries entered into contracts with their vendors which require payments denominated in various currencies other than functional currencies of either party.

Under Indonesian GAAP, contracts which require payments denominated in foreign currencies other than functional currencies of a party or substantial party to the contracts are not presumed to contain embedded foreign currency derivative instruments if the currencies are commonly used in local business transactions.

Under U.S. GAAP, no similar exception exists for potential foreign currency derivative in relation to contracts denominated in a currency commonly used in local business transactions. An embedded derivative must be recognized unless the host contract requires payment in a currency in which the price of the goods or services is routinely denominated in international commerce. If the criteria is not met, a foreign currency embedded derivative must be separately recognized.

d.     Interest capitalized on assets under construction

Prior to 2010, under Indonesian GAAP, qualifying assets, to which interest cost could be capitalized, were those that took a minimum of 12 months to get ready for their intended use or sale. To the extent that funds were borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset was determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

d.     Interest capitalized on assets under construction (continued)

Effective from January 1, 2010, under PSAK 26 (revised 2008), there is no longer a minimum limit of 12 months in which interest cost can be capitalized. The Company has applied the new criteria prospectively.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly as income in the consolidated statement of income.

Accordingly, since January 1, 2010, there is no difference between Indonesian GAAP and U.S. GAAP. The adjustments related to interest capitalized on assets under construction for the year ended December 31, 2010, arise from prior years differences.

e.     RSA

Prior to 2010, under Indonesian GAAP, property, plant and equipment built by an investor under RSA was recognized as property, plant and equipment under RSA in the accounting records of the party to whom ownership in such properties would be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment were depreciated over their useful lives, while the unearned income was amortized over the revenue-sharing period. The Company recorded its share of the revenues earned, net of amounts due to the investors.

Effective from January 1, 2010, since the implementation of PPSAK 1 (Note2p), RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet.

Under U.S. GAAP, the RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated balance sheet. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

Accordingly, there is no longer a difference between Indonesian GAAP and U.S. GAAP.

f.      Employee benefits

The Company and its subsidiaries adopted PSAK 24 (Revised 2004) in accounting for the costs of pension benefit, post-retirement health care benefit and other post-retirement benefits for Indonesian GAAP purposes.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

f.      Employee benefits (continued)

The differences between the accounting for the pension benefits, post-retirement health care benefits and other post-retirement benefits under Indonesian GAAP and U.S. GAAP are as follows:

i.        Prior service cost

Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight-line basis over the average period until the benefits become vested. The recognized amount is recorded as a component of net periodic benefit cost for the year.

Under U.S. GAAP, the prior service cost (vested and non-vested benefits) is deferred and amortized systematically over the estimated remaining service periods for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.      Transition obligations relating to pension and post-retirement healthcare benefits

Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24 (Revised 2004) was adopted.

Under U.S. GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” (“SFAS 87”) on January 1, 1992 and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) on January 1, 1995 (both currently ASC 715 “Compensation Retirement Benefits”), were deferred; the obligations from SFAS 87 and  SFAS 106 adoption were then amortized systematically over the estimated remaining service periods for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

In September 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statement No. 87, 88, 106 (currently ASC 715 “Compensation Retirement Benefits”) and 132R” (“SFAS 158”). SFAS 158 requires recognition of the funded status on the balance sheet. The unrecognized actuarial losses, prior service costs and transition obligations were recognized, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortized and reported as a component of net periodic benefit costs in the consolidated statements of income in accordance with the requirements of ASC 715.

g.     Equity in net income or loss of associated companies

The Company and its subsidiaries record their equity in net income or loss of their associated companies based on the associated companies' financial statements that have been prepared under Indonesian GAAP.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

g.     Equity in net income or loss of associated companies (continued)

For U.S. GAAP reporting purposes, the Company and its subsidiaries recognize the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of the associated companies.

h.     Land rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5/1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements.

Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life or the contractual period of the land rights, which ranges from 15 to 45 years.

i.      Revenue recognition

Prior to 2010, under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services were recognized as revenues when connection took place (for postpaid service). Sales of starter packs were recognized as revenues upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wireline services were recognized at the time of installation.

Effective from January 1, 2010, since the implementation of PPSAK 1 (Note 2p), installation fees for wireline services, fees from connection of mobile cellular, fixed wireless services, and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships.

Under U.S. GAAP, revenues from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships.

Accordingly, there is no longer a difference between Indonesian GAAP and U.S. GAAP.

j.      Amortization of goodwill

Under Indonesian GAAP, the amortization period of goodwill should not exceed 5 years, unless a longer period, not exceeding 20 years, can be justified.

Under U.S. GAAP, goodwill is not amortized but rather subjected to test for impairment.

k.     Finance leases

Prior to 2008, under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

k.     Finance leases (continued)

Effective from January 1, 2008, under PSAK 30R, lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership; otherwise, it is classified as an operating lease. The Company has applied the new criteria prospectively to new leases entered into on or after January 1, 2008.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

Although Indonesian GAAP is less prescriptive than US GAAP, based on the Company’s assessment, they have resulted in the same treatment of similar leases, to the extent it is material. The impact of the adoption of the PSAK 30R on the finance leases was recorded in the 2008 consolidated statement of income as the impact to prior years was insignificant. Thus, the prior difference between Indonesian GAAP and U.S GAAP was eliminated as shown in the summary of adjustments to the consolidated net income for the year ended December 31, 2008.

l.      Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and entered into a call option agreement to buy the remaining 9.68% interest at a fixed price at a stated future date. Under U.S. GAAP, the Company consolidated 100% of Dayamitra.

Under Indonesian GAAP, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest and started consolidating the remaining 9.68% interest on December 14, 2004, the exercise date of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the amounts of intangible assets recognized and the respective amortization expense.

m.    Asset retirement obligations

Prior to 2008, under Indonesian GAAP legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.

Indonesian GAAP changed with effect from January 1, 2008, the asset retirement obligations are recognized as liability with the corresponding cost capitalized to long-lived assets and depreciated over the useful lives of the assets. Indonesian GAAP, under certain circumstances, is different to the provisions of U.S. GAAP, particularly in determining discounted liability and accretion expense. However, because the impact to prior periods was insignificant, the cumulative effect was charged to the 2008 consolidated statement of income.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

n.     Deferred taxes

Under Indonesian GAAP, the Company and its subsidiaries do not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of their equity method investments when it is not probable that these differences will reverse in the foreseeable future. For financial reporting purposes, deferred tax assets and liabilities are presented as non-current accounts.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments. For financial reporting purposes, deferred tax assets and liabilities are presented either as current or non-current accounts based on the expected realization of the related assets or liabilities.

o.     Impairment of assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

As of December 31, 2010, there were no assets impairment loss recognized both under Indonesian GAAP and U.S GAAP.

p.     Gains (losses) on disposals of property, plant and equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as component of other income (expense) which are excluded from determination of operating income.

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as component of operating expenses and hence included in the determination of operating income. For the years ended December 31, 2008, 2009 and 2010, the operating income would have been higher (lower) by (Rp.15,659) million, (Rp.13,588) million and Rp4,481 million, respectively, and other income (expenses) would have been (higher) lower  by the same amounts due to the inclusion of the (losses) gains on disposals of property, plant and equipment in the determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(1)   Description of differences between Indonesian GAAP and U.S. GAAP (continued)

q.     Available-for-sale securities

Under Indonesian GAAP, available-for-sale securities are carried at fair values and changes in fair values are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under stockholders’ equity section.

Under U.S. GAAP, available-for-sale securities are carried at fair values and any unrealized gains or losses are reported as a component of accumulated other comprehensive income under stockholders’ equity section.

r.     Cumulative translation adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in accumulated other comprehensive income under stockholders’ equity section.

s.     Amendment and restatement of the KSO VII

The Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. After assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual amount was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP.

For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under Emerging Issues Task Force (“EITF”) 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination” (currently ASC 805 “Business Combination”). The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp.61,386 million was recognized as goodwill.

t.      Fair value measurement

Under Indonesian GAAP, there is no specific accounting standard that prescribes fair value measurements. However, there are some accounting standards that require or permit the use of fair value as a measurements objective in specified circumstances. The best evidence of fair value is a price in a binding sale agreement in an arm’s length transaction. If there is no binding sale agreement, fair value is based on the best information available to reflect the amount that the Company could obtain at the end of the reporting period. The measurement bases used for determining the fair value shall be disclosed.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP  (continued)

(1)     Description of differences between Indonesian GAAP and U.S. GAAP (continued)

t.      Fair value measurement (continued)

Under U.S. GAAP, the information regarding fair value hierarchy shall be disclosed, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

u.     Non-controlling interest presentation

Under Indonesian GAAP, non-controlling interest is presented in the consolidated balance sheets between equity and liability sections.

For U.S. GAAP reporting purposes, non-controlling interest shall be presented in accordance with FAS 160, “Non-controlling Interests in Consolidated Financial Statements – an Amendment of ARB No.51” (currently ASC 810 “Consolidation”) which is effective for the fiscal years beginning on or after December 15, 2008. In accordance with FAS 160, non-controlling interest is presented as part of equity in the consolidated balance sheets, separately from the parent’s equity.

Cash flows used for acquisition of minority interest in subsidiaries is reported as a financing cash flows in accordance with FAS 160, “Non-controlling Interest in Consolidated Financial Statements – an Amendment of ARB No.51” (currently ASC 810 “Consolidation”).

(2)    a.   The significant adjustments to consolidated net income for the years ended December 31, 2008, 2009 and 2010 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Notes	2008	2009	2010
Net Income according to the consolidated statements of income prepared under Indonesian GAAP		10,671,786	11,398,826	11,536.999

U.S. GAAP adjustments – increase (decrease) due to:
Voluntary termination benefits	(a)	749,867	(679,940)	(69,927)
Reversal of depreciation of capitalized foreign exchange differences	(b)	72,598	50,690	44,002
Foreign exchange gain (loss) - net of related depreciation of Rp.12,540 million, (Rp.2,265) million and Rp.74,757 million in 2008, 2009, and 2010, respectively on contracts containing embedded foreign currency derivative instruments	(c)	(627,432)	2,005,729	335,615
Interest capitalized on assets under construction - net of related depreciation of Rp.42,072 million, Rp.45,661 million and Rp 48,612 million, in 2008, 2009,and 2010 respectively	(d)	12,504	(2,726)	(48,612)
RSA	(e)	32,272	77,768	-
Pension and other post-retirement benefits	(f)	(95,819)	(123,854)	(162,608)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)   a.   (continued)

	Notes	2008	2009	2010
U.S. GAAP adjustments – increase (decrease) due to: (continued)
Post-retirement health care	(f)	(94,359)	(41,043)	(24,325)
Equity in net loss of associated companies	(g)	(366)	(327)	(286)
Amortization of land rights	(h)	(31,266)	(34,619)	(36,216)
Revenue recognition	(i)	-	-	-
Amortization of goodwill	(j)	17,048	4,325	7,877
Finance leases	(k)	11,628	13,222	18,669
Adjustment for consolidation of Dayamitra	(l)	11,387	10,244	12,498
Asset retirement obligations	(m)	25,735	-	-
Amendment and restatement of the KSO VII	(s)	16,269	16,269	16,269
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006 )		-	-	(91,237)
Deferred income tax:
Deferred income tax on equity method Investments and cumulative translation adjustments	(n)	(5,503)	(9,145)	2,661
Deferred income tax effect on U.S. GAAP adjustments		(1,604)	(366,670)	(36,477)
		92,959	919,923	(32,097)
Non-controlling interest		109,479	(226,356)	(20,025)
Net adjustments		202,438	693,567	(52,122)
Net income in accordance with U.S. GAAP attributable to the Company		10,874,224	12,092,393	11,484,877
Net income per share in accordance with U.S.GAAP - in full Rupiah amount		550.63	614.78	583.89
Net income per ADS in accordance with U.S.GAAP - in full Rupiah amount (40 Series B shares per ADS)		22,025.34	24,591.25	23,355.80

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)   b.   The significant adjustments to the consolidated stockholders' equity as of December 31, 2009  and 2010 which would be required if U.S. GAAP have been applied, instead of Indonesian GAAP in the consolidated financial statements, are set forth below:

	Notes	2009	2010
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP		38,652,260	44,418,742
U.S. GAAP adjustments – increase (decrease) due to:
Voluntary termination benefits	(a)	69,927	-
Reversal of depreciation of capitalized foreign exchange differences	(b)	(187,134)	(143,132)
Foreign exchange gain - net of related depreciation, on contracts containing embedded foreign currency derivative instruments	(c)	1,435,453	1,771,068
Interest capitalized on assets under construction - net of related depreciation	(d)	292,213	243,601
RSA	(e)	110,040	110,040
Pension and other post-retirement benefits	(f)	701,026	708,907
Post-retirement health care	(f)	658,066	313,973
Equity in net loss of associated companies	(g)	(19,861)	(20,147)
Amortization of land rights	(h)	(187,312)	(223,528)
Revenue recognition	(i)	-	-
Amortization of goodwill	(j)	115,310	123,187
Finance leases	(k)	(64,554)	(45,885)
Adjustment for consolidation of Dayamitra	(l)	(12,498)	-
Asset retirement obligations	(m)	-	-
Amendment and restatement of the KSO VII	(s)	52,874	69,143
Deferred income tax:
Deferred income tax on equity method Investment and cumulative translation adjustment	(n)	32,169	34,234
Deferred income tax effect on U.S. GAAP adjustments		(552,983)	(632,081)
		2,442,736	2,309,380
Non-controlling interest		(133,697)	(118,982)
Net adjustments		2,309,039	2,190,398
Stockholders’ equity in accordance with U.S. GAAP		40,961,299	46,609,140

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(2)   c.   The changes in stockholders' equity and non-controlling interest in accordance with U.S. GAAP for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Stockholders' equity at beginning of year	29,817,813	34,727,287	40,961,299
Changes during the year:
Net income under U.S. GAAP	10,874,224	12,092,393	11,484,877
Dividends	(8,034,515)	(6,364,898)	(5,668,037)
Accumulated other comprehensive income, net of tax	4,067,227	832,469	(123,814)
Compensation for early termination of exclusive rights	90,000	118,000	-
Treasury stock	(2,087,462)	-	-
Impact of acquisition of non-controlling interest	-	(443,952)	(45,185)
Stockholders' equity at end of year	34,727,287	40,961,299	46,609,140

	2008	2009	2010
Non-controlling interest at beginning of year	9,322,907	9,604,847	11,067,044
Changes during the year:
Net income under U.S. GAAP attributable to non-controlling interest	3,944,164	4,870,428	4,353,338
Other comprehensive income	12,401	(18,234)	(34,741)
Total comprehensive income	3,956,565	4,852,194	4,318,597
Impact of acquisition	57,776	(156,202)	(46,770)
Distribution	(3,732,401)	(3,233,795)	(3,223,849)
Non-controlling interest at end of year	9,604,847	11,067,044	12,115,022

d.   With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2009	2010
Consolidated balance sheets
Current assets	18,380,615	19,892,923
Non-current assets	83,100,462	83,866,294
Total assets	101,481,077	103,759,217
Current liabilities	26,930,694	20,545,598
Non-current liabilities	22,522,040	24,489,457
Total liabilities	49,452,734	45,035,055
Equity
Non-controlling interest in net assets of subsidiaries	11,067,044	12,115,022
Stockholders’ equity	40,961,299	46,609,140
Total liabilities and equity	101,481,077	103,759,217

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. Securities and Exchange Commission (“SEC”)

a.     Income tax

(i).     The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2008	2009	2010
Consolidated income before tax in accordance with U.S. GAAP	20,499,040	23,742,758	21,509,308
Income tax in accordance with U.S. GAAP at statutory tax rate	5,917,643	6,416,251	5,150,305
Effect of non-deductible expenses (non-taxable income) at the enacted tax rate:
Net periodic post-retirement health care benefit cost	240,999	61,637	37,530
Amortization of discount on promissory notes and other borrowing costs	106,924	76,903	69,670
Tax penalty	(9,738)	1,301	1,494
Employee benefits	50,733	54,299	40,035
Permanent differences of the KSO Units	39,450	43,473	24,442
Income which was already subject to final tax	(167,603)	(122,776)	(112,976)
Effect of reduction in future tax rate on the Company’s and subsidiaries deferred tax liabilities - net	(637,543)	-	-
Others	139,786	248,848	369,355
Total	(236,992)	363,685	429,550
Income tax expense in accordance with U.S. GAAP	5,680,651	6,779,936	5,579,855

(ii).    Deferred tax

	2009	2010
Deferred tax assets
Current
Allowance for doubtful accounts	308,261	349,077
Allowance for inventories obsolescence	18,061	20,753
Tax losses carried forward	17,316	21,624
Accrued expenses	362,973	98,337
Deferred consideration for business combinations	335,409	26,558
Deferred connection fees	29,844	28,285
Others	114	830
	1,071,978	545,464

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

a.     Income tax (continued)

(ii).    Deferred tax (continued)

	2009	2010
Non-current
Long-term investments	27,575	29,639
Deferred consideration for business combinations	3,125	-
Accrued pension and other post-retirement benefit costs	77,829	17,431
Deferred connection fees	98,269	78,008
Others	25,384	21,577
	232,182	146,655
Total deferred tax assets (before offset)	1,304,160	692,119

Deferred tax liabilities
Current
Prepaid expenses	(29,661)	(41,382)
Non-current
Property, plant and equipment	(4,598,590)	(5,187,106)
Intangible assets	(292,969)	(44,288)
	(4,891,559)	(5,231,394)
Total deferred tax liabilities (before offset)	(4,921,220)	(5,272,776)

Net deferred tax liabilities presented after offset in the consolidated balance sheets are as follows:
Current deferred tax assets	1,052,605	504,082
Current deferred tax liabilities	(10,288)	-
Non-current deferred tax assets	53,346	5,465
Non-current deferred tax liabilities	(4,712,723)	(5,090,204)

For the years ended December 31, 2009 and 2010, the Company and its subsidiaries adopted SFAS 158 (currently ASC 715 “Compensation Retirement Benefits”) and recognized deferred tax assets arising from transition obligations, prior service costs and actuarial losses totaling Rp.169,346 million and Rp.115,148 million, respectively, in the accumulated other comprehensive income.

Deferred tax assets relating to deferred consideration for business combinations arose from the tax deductions that could be claimed on the fixed monthly payments to MGTI and BSI for corporate income tax calculations.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

a.     Income tax (continued)

(iii). Accounting for uncertainty in income tax

The Company and its subsidiaries adopted the provisions of FASB Interpretation 48, “Uncertainty in Income Tax: an Interpretation of SFAS 109” (“FIN 48”, currently ASC 740 “Income Taxes”) effective January 1, 2007. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the tax benefit from an uncertain tax position shall be recognized when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the DGT. The amount of the tax benefits to be recognized is the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Based on the analysis of all tax positions of the Company and its subsidiaries related to income taxes subject to SFAS 109 (currently ASC 740 “Income Taxes”), the Company and its subsidiaries determined that there is no material impact on the consolidated financial statements for any years still subject to any tax examination, and that the recognition of unrecognized tax benefits will not have a material impact on the effective income tax rate in any given years. The Company and its subsidiaries do not anticipate that the current position of unrecognized tax benefits will significantly change in the next 12 months.

The Company and subsidiaries record interest or penalties for the underpayment of income taxes, if any, in the interest expense or the other expenses account, respectively, in the consolidated financial statements.

No tax audit has been conducted for fiscal year 2003, 2005, 2006, 2007 and 2009 for the Company. A tax audit has been completed for all other fiscal years.

No tax audit has been conducted for fiscal year 2003, 2007 and 2009 for Telkomsel. A tax audit has been completed for all other fiscal years.

b.     Fair values of financial instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

(i).         Cash and cash equivalents and temporary investments

The carrying amounts approximate fair value because of the short-term nature of the financial assets.

(ii).        Short-term bank loans

The carrying amounts approximate fair value because of the short-term nature of the financial liabilities.

(iii).      Embedded derivative instrument

Derivative receivables and payables comprise embedded derivatives recognized under U.S. GAAP. These are valued using an internal model. The models maximize the use of market observable inputs including forward and spot prices for currencies.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

(iv).      Long-term liabilities

The fair values of long-term liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

(v).       The estimated fair values of the Company and its subsidiaries' financial assets and liabilities are as follows:

	Carrying amount	Fair value
2009
Cash and cash equivalents	7,805,460	7,805,460
Temporary investments	359,507	359,507
Derivative receivables	1,036,326	1,036,326
Derivative payables	873	873
Short-term bank loans	43,850	43,850
Long-term liabilities:
Deferred consideration for business combinations	1,329,366	1,323,347
Two-step loans	3,518,093	3,429,058
Medium Term Notes	74,295	74,123
Bank loans	16,913,035	15,972,615

	Carrying amount	Fair value
2010
Cash and cash equivalents	9,119,849	9,119,849
Temporary investments	370,433	370,433
Derivative receivables	552,553	552,553
Derivative payables	2,467	2,467
Short-term bank loans	55,831	55,831
Deferred consideration for business combinations	105,246	105,246
Long-term liabilities:
Two-step loans	3,136,666	3,227,778
Bonds and notes	3,376,098	3,511,423
Bank loans	14,734,452	14,886,475

The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:

a.   Fair values presented do not take into consideration the effect of future currency fluctuations.

b.   Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

c.     Comprehensive income

	2008	2009	2010
Net income under U.S. GAAP
Attributable to the Company	10,874,224	12,092,393	11,484,877
Attributable to non-controlling interest	3,944,164	4,870,428	4,353,338
Unrealized holding gain (loss) on available-for-sale securities	(30,303)	37,202	31,559
Foreign currency translation adjustments of associated companies, net of tax of Rp.2,491 million, (Rp.13,747) million and Rp.596 million, in 2008, 2009 and 2010, respectively	5,811	6,423	1,787
Unrecognized actuarial losses, prior service costs and transition obligations, net of tax	4,104,117	770,610	(191,901)
Comprehensive income	18,898,013	17,777,056	15,679,660
Comprehensive income attributable to:
Non-controlling interest	3,956,565	4,852,194	4,318,597
The Company	14,941,448	12,924,862	11,361,063
Total	18,898,013	17,777,056	15,679,660

The components of accumulated other comprehensive income attributable to the stockholders are as follows:

	2008	2009	2010
Unrealized holding gain (loss) on available-for-sale securities	(19,066)	18,136	49,695
Foreign currency translation adjustments of associated companies	166,823	173,246	175,033
Adjustments arising from the SFAS 158 (currently ASC 715 “Compensation Retirement Benefits”) adoption:
Transition obligations	(152,587)	(123,748)	(99,201)
Prior service costs	(1,363,318)	(1,145,607)	(1,216,176)
Actuarial losses	173,173	715,467	604,324
	(1,194,975)	(362,506)	(486,325)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits

(i).     The Company

a.  An analysis of net periodic benefit costs is as follows:

		Pension			Health care
	2008	2009	2010	2008	2009	2010
Components of net periodic benefit costs
Service costs	282,134	284,090	330,734	143,981	72,007	83,921
Interest costs	1,076,969	1,154,174	1,199,971	903,498	686,767	744,551
Expected return on plan assets	(930,835)	(1,030,829)	(1,286,718)	(343,366)	(410,378)	(589,530)
Amortization of prior service costs (gains)	283,564	283,564	333,978	(367)	(99)	-
Recognized actuarial losses	-	(1,243)	15,907	268,924	-	-
Amortization of transition obligations	28,634	5,721	-	24,325	24,325	24,325
Net periodic benefit costs	740,466	695,477	593,872	996,995	372,622	263,267
Amounts charged to subsidiaries under contractual agreement	(1,460)	(1,425)	(1,484)	(839)	(523)	(688)
Total net periodic benefit costs less amounts charged to subsidiaries	739,006	694,052	592,388	996,156	372,099	262,579

b.   The following table presents the changes in the benefit obligations, the changes in the plan assets and the current and non-current portions of the assets and liabilities recognized in the Company’s U.S. GAAP consolidated balance sheets as of December 31, 2009 and 2010:

	Pension		Health care
	2009	2010	2009	2010
Changes in benefit obligations
Benefit obligations at beginning of year	9,516,974	11,753,439	5,855,223	7,165,974
Service costs	284,090	330,734	72,007	83,921
Interest costs	1,154,174	1,199,971	686,767	744,551
Plan participants' contributions	44,476	42,371	-	-
Actuarial loss	1,207,376	1,174,236	816,313	1,034,589
Benefits paid	(453,651)	(916,148)	(264,336)	(287,924)
Effects on benefits changes	-	434,975	-	-
Benefit obligation at end of year	11,753,439	14,019,578	7,165,974	8,741,111

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).     The Company (continued)

b.       (continued)

	Pension		Health care
	2009	2010	2009	2010
Change in plan assets
Fair value of plan assets at beginning of year	8,713,418	12,300,181	4,018,692	6,022,263
Actual return on plan assets	3,058,457	2,890,465	1,167,384	1,280,027
Employer’s contributions	889,061	485,254	1,100,523	990,688
Plan participants' contributions	44,476	42,371	-	-
Benefits paid	(405,231)	(620,583)	(264,336)	(287,924)
Fair value of plan assets at end of year	12,300,181	15,097,688	6,022,263	8,005,054
Funded status at end of year	546,742	1,078,110	(1,143,711)	(736,057)

Amounts recognized in the consolidated balance sheets:

	Pension		Health care
	2009	2010	2009	2010
Non-current assets	1,003,634	1,588,974	-	-
Current liabilities	(37,038)	(36,884)	-	-
Non-current liabilities	(419,854)	(473,980)	(1,143,711)	(736,057)

c.   The measurement date used to determine pension and health care benefits measures for the pension plans and the health care plan is December 31 for each of the years.

d.   The assumptions used by the independent actuary to determine the benefit obligations of the plans as of December 31, 2009 and 2010 were as follows:

	Pension		Health care
	2009	2010	2009	2010
Discount rate	10.75%	9.5%	10.75%	9.5%
Rate of compensation increase	8%	8%	-	-

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).     The Company (continued)

e. The assumptions used by the independent actuary to determine the net periodic benefit costs of the plans for the years ended December 31, 2008, 2009 and 2010, were as follows:

		Pension			Health care
	2008	2009	2010	2008	2009	2010
Discount rate	12%	10.75%	9.5%	12%	10.75%	9.5%
Expected long-term return on plan assets	11.5%	10.5%	9.7%	9.25%	9.25%	8.21%
Rate of compensation increase	8%	8%	8%	-	-	-

f.   Future health care costs trend rates as of December 31, 2008, 2009 and 2010, were assumed as follows:

	2008	2009	2010
Health care costs trend rate assumed for next year	12%	10%	8%
Ultimate health care costs trend rate	8%	8%	8%
Year that the rate reaches the ultimate trend rate	2011	2012	2011

g.   The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2008, 2009 and 2010 were prepared on March 31, 2009, January 22, 2010 and March 15, 2011, respectively, by an independent actuary.

The discount rates were based on the Government bonds yields. The rates of compensation increases assumed were based on the long-term inflation rates between 4% and 6%. The expected long-term rate of return on plan assets of Dapen and Yakes are 9.7% and 8.21%, respectively, which for 2011 reflects the average rate of earnings expected on the fund invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, Dapen and Yakes considered the asset mix of the plans’ investments, historical returns on plan assets, current market information on long term returns and current assets allocations between asset categories. The target allocation is determined based on Dapen’s and Yakes’ portfolio strategy. The expected long-term returns on the plan assets were based on the average rate of return expected to be earned by the plan assets, taking into consideration the assets portfolios and yields on individual asset. Dapen and Yakes set the rate of return on listed shares at 13% with reference to the historical annual return over last 10 years. The assumed rate of return on Government bonds is 8% based on current market yield with a 5 (five) years average term to maturity. The yield on corporate bonds of 8.5% is determined using the Government bonds curve plus a spread of 2% for higher risk. The long term rate of return on mutual funds is based on the underlying fund assets, being 13.25% and 8.5% for Dapen and Yakes, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).   The Company (continued)

g.   (continued)

The assumed health care cost trend has a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest costs	160,838	(130,530)
Effect on post-retirement health care benefit obligations	1,570,565	(1,268,170)

h.     Dapen’s portfolio strategy emphasizes an optimum return which is set up annually by considering financial, operational risks and compliance to applicable rules. Assets are allocated according to long-term risks and return estimates. Dapen implements diversification and risk control processes to minimize the concentration of risk. The following table represents the asset allocation determined by management:

	Portion
Investment Type	From	Up to
Cash and cash equivalent	1%	20%
Fixed income based securities	50%	80%
Property	0%	15%
Listed shares	10%	40%
Unlisted shares	0%	5%

The above target allocation percentages will vary overtime and may change when there is a significant change in economic conditions. Dapen’s overall investment strategy is to achieve a mix of assets which allows Dapen to meet projected benefit payments while taking into consideration risk and return. There are no significant concentrations of risk in terms of sector, industry, geography or company names.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).   The Company (continued)

i.         The fair value of Dapen plan assets as of December 31, 2009 and 2010, based on asset category are as follows:

2009
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	Time deposits in Rupiah	479,000	479,000	-	-
	Deposits on call	170,625	170,625	-	-
	Subtotal	649,625	649,625
Fixed income based securities	Securities by the Indonesian Government	5,164,538	-	5,164,538	-
	Corporate bonds	2,562,811	-	2,369,707	193,104
	Fixed income mutual funds	4,215	4,215	-	-
	Balanced mutual funds	4,467	4,467	-	-
	Collective investment contracts for asset backed securities	5,000	-	5,000	-
	Subtotal	7,741,031	8,682	7,539,245	193,104
Property	Land and buildings	64,995	-	-	64,995
	Subtotal	64,995	-	-	64,995
Listed shares	Listed shares	2,739,200	2,739,200	-	-
	Equity based mutual fund	806,108	806,108	-	-
	Subtotal	3,545,308	3,545,308	-	-
Unlisted shares	Private placements	110,967	-	-	110,967
	Subtotal	110,967	-	-	110,967
Others	Others	188,255	188,255	-	-
	Subtotal	188,255	188,255	-	-
Total		12,300,181	4,391,870	7,539,245	369,066

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).   The Company (continued)

i.         (continued)

2010
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	Time deposits in Rupiah	945,900	945,900	-	-
	Deposits on call	114,212	114,212	-	-
	Subtotal	1,060,112	1,060,112
Fixed income based securities	Securities by the Indonesian Government	5,851,615	-	5,851,615	-
	Corporate bonds	2,813,802	-	2,760,027	53,775
	Fixed income mutual funds	4,694	4,694	-	-
	Balanced mutual funds	52,630	52,630	-	-
	Collective investment contracts for asset backed securities	69,121	-	69,121	-
	Limited mutual funds participation unit for debt based securities	51,044	-	-	51,044
	Subtotal	8,842,906	57,324	8,680,763	104,819
Property	Land and buildings	76,856	-	-	76,856
	Subtotal	76,856	-	-	76,856
Listed shares	Listed shares	3,674,856	3,674,856	-	-
	Equity based mutual fund	1,010,753	1,010,753	-	-
	Subtotal	4,685,609	4,685,609	-	-
Unlisted shares	Private placements	102,984	-	-	102,984
	Limited mutual funds participation unit for unlisted shares based securities	65,857	-	-	65,857
	Subtotal	168,841	-	-	168,841
Others	Others	263,364	-	263,364	-
	Subtotal	263,364	-	263,364	-
Total		15,097,688	5,803,045	8,944,127	350,516

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).   The Company (continued)

i.    (continued)

Cash and cash equivalents include time deposits and deposits on call in Indonesian Rupiah currency. The assets are valued using its nominal value which represents its fair value and thus classified in level 1 of fair value hierarchy.

Fixed income based securities include securities by the Indonesian Government, corporate bonds and certain mutual funds. The fair value of fixed income based securities is based on observable prices for identical or comparable assets. The Company also performs an internal calculation to measure the fair value of certain bonds in which their market price is not recently evidenced by adjusting the respective credit risk premium. Accordingly those securities are classified within level 1, 2 or 3 of the fair value hierarchy.

Limited mutual funds participation unit for debt based securities are mutual funds that invest in debt securities issued by infrastructure company. The valuation of these investments require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore, classified within level 3 of the fair value hierarchy.

Investment in Property represents ownership of land and buildings. The fair value of the investments is determined by using the cost approach and considering estimated market prices of comparable assets. Due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets, these investments are classified within level 3 in the fair value hierarchy.

Listed shares are investments in common stock of domestic companies listed on IDX and certain mutual funds. These investments are valued using quoted market prices and classified within level 1 in the fair value hierarchy.

Unlisted shares include investments in private placements and limited mutual funds participation units for unlisted shares based securities. Private placements are in several Indonesian domestic companies in the telecommunications, hotel, banking and property industries. The fair value of the private placement investments requires significant management judgment and is estimated using the income and market approach valuation technique. Limited mutual funds participation unit for unlisted shares based securities are mutual funds that invest in the private equity of a harbor construction company. The valuation of these investments require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i).   The Company (continued)

i.    (continued)

Other assets comprise predominantly coupons due on securities. The coupons are classified within level 1 or 2 of the fair value hierarchy based on the classification of the underlying securities.

j.      The fair value movement during the period of plan assets using significant unobservable input measurement and limited mutual funds participation unit for debt based securities and unlisted shares based securities where the NAV per share of the investments information is not published (level 3) are described below:

	2009
	Fair value measurement using significant unobservable inputs (level 3)
	Corporate bonds	Property	Private placement	Total
Balance, December 31, 2008	135,375	61,940	130,121	327,436
Actual return on plan assets:
Assets sold during the period	-	-	-	-
Assets still held at the reporting date	7,729	3,055	(19,154)	(8,370)
Purchases	50,000	-	-	50,000
Balance, December 31, 2009	193,104	64,995	110,967	369,066

	2010
	Fair value measurement using significant unobservable inputs (level 3)
	Corporate bonds	Property	Private placement	Mutual funds	Total
Balance, December 31, 2009	193,104	64,995	110,967	-	369,066
Actual return on plan assets:
Assets sold during the period	-	-	-	-	-
Assets still held at the reporting date	(89,329)	5,068	(7,983)	901	(91,343)
Purchases	-	6,793	-	116,000	122,793
Transfer out of level 3	(50,000)	-	-	-	(50,000)
Balance, December 31, 2010	53,775	76,856	102,984	116,901	350,516

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i). The Company (continued)

k.     Yakes’ portfolio strategy emphasizes an optimum return which is set up annually by considering financial, operational risks and compliance to applicable rules. Assets are allocated according to long-term risk and return estimates. Yakes implements diversification and risk control processes to minimize the concentration of risk. The following table represents the asset allocation determined by management:

	Portion
Investment Type	From	Up to
Cash and cash equivalents	1%	20%
Fixed income based securities	40%	85%
Listed shares	10%	40%
Property	0%	15%
Unlisted shares	0%	10%

The above target allocation percentages will vary overtime and may change when there is a significant change in economic conditions. Yakes’ overall investment strategy is to achieve a mix of assets which allows Yakes to meet projected claim costs while taking into consideration risk and return. There is no significant concentration of risk in terms of sector, industry, geography or company names.

l       The fair value of Yakes plan assets as of December 31,2009 and 2010, based on asset category is as follows:

2009
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	Time deposits in Rupiah	150,690	150,690	-	-
	Deposits on call	211,935	211,935	-	-
	Subtotal	362,625	362,625	-	-
Fixed income based securities	Securities by the Indonesian Government	1,628,273	-	1,628,273	-
	Corporate bonds	848,642	-	822,383	26,259
	Fixed income mutual funds	65,047	65,047	-	-
	Protected funds	1,536,682	1,536,682	-	-
	Balanced mutual funds	213,092	213,092	-	-
	Collective investment contracts for debt based securities	372,867	372,867	-	-
	Subtotal	4,664,603	2,187,688	2,450,656	26,259

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i). The Company (continued)

l.      (continued)

2009
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Listed shares	Listed shares	737,960	737,960	-	-
	Equity based mutual funds	227,890	227,890	-	-
	Subtotal	965,850	965,850	-	-
Unlisted shares	Private placements	5,207	-	-	5,207
	Subtotal	5,207	-	-	5,207
Others	Others	23,978	23,978	-	-
	Subtotal	23,978	23,978	-	-
Total		6,022,263	3,540,141	2,450,656	31,466

2010
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Cash and cash equivalents	Time deposits in Rupiah	778,240	778,240	-	-
	Deposits on call	439,900	439,900	-	-
	Subtotal	1,218,140	1,218,140	-	-
Fixed income based securities	Fixed income mutual funds	23,830	23,830	-	-
	Protected funds	1,752,362	1,752,362	-	-
	Balanced mutual funds	157,209	157,209	-	-
	Limited mutual funds participation unit for debt based securities	3,607,332	-	3,561,864	45,468
	Subtotal	5,540,733	1,933,401	3,561,864	45,468

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i). The Company (continued)

l.      (continued)

2010
	Asset		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Classification	category	Total	(level 1)	(level 2)	(level 3)
Listed shares	Listed shares	887,590	887,590	-	-
	Equity based mutual funds	217,010	217,010	-	-
	Collective investment contracts for listed shares based securities	54,166	-	54,166	-
	Subtotal	1,158,766	1,104,600	54,166	-
Unlisted shares	Private placements	6,405	-	-	6,405
	Limited mutual funds participation unit for unlisted shares based securities	65,857	-	-	65,857
	Subtotal	72,262	-	-	72,262
Others	Others	15,152	15,152	-	-
	Subtotal	15,152	15,152	-	-
Total		8,005,053	4,271,293	3,616,030	117,730

Cash and cash equivalents include time deposits and deposits on call in Indonesian Rupiah currency. The assets are valued using its nominal value which represents its fair value and are thus classified within level 1 of the fair value hierarchy.

Fixed income based securities include securities by the Indonesian Government, Corporate bonds and certain mutual funds. When available, the fair value of these fixed income based securities is based on observable prices for identical or comparable assets. Accordingly those securities are classified within level 1 or 2 of the fair value hierarchy. The Company performs an internal calculation to measure the fair value of bonds for which the market prices are not available by adjusting their respective credit risk premium. Accordingly these bonds are classified within level 3 of the fair value hierarchy. Certain limited mutual funds participation units for debt based securities are mutual funds that invest in Corporate and Government bonds. The valuation of these investments require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore, classified within level 3 of the fair value hierarchy.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i). The Company (continued)

l.    (continued)

Listed shares are investments in the common stock of Indonesian domestic companies listed on IDX and certain mutual funds. These investments are valued using quoted market prices and classified within level 1 in the fair value hierarchy.

Unlisted shares represent a 100% ownership in a newly established pharmacy and limited mutual funds participation unit for unlisted shares based securities. The fair value of these investments is valued using the cost approach. Limited mutual funds participation unit for unlisted shares based securities are mutual funds that invest in the private equity of a harbor construction company. The valuation of these investments require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy.

Other assets comprise predominantly coupons due on securities. The coupons are classified as level 1 within the fair value hierarchy based on the classification of the underlying securities.

m. The fair value movement during the period of plan assets using significant unobservable input measurement and limited mutual funds participation unit for debt based securities and unlisted shares based securities where the NAV per share of the investments information is not published (level 3) are described below:

	2009
	Fair value measurement using significant unobservable inputs (level 3)
	Corporate bonds	Private placement	Total
Balance, December 31, 2009	-	-	-
Actual return on plan assets:
Assets sold during the period	-	-	-
Assets still held at the reporting date	2,259	208	2,467
Purchases	24,000	4,999	28,999
Balance, December 31, 2010	26,259	5,207	31,466

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(i). The Company (continued)

m. (continued)

	2010
	Fair value measurement using significant unobservable inputs (level 3)
	Corporate bonds	Private placement	Mutual funds	Total
Balance, December 31, 2009	26,259	5,207	-	31,466
Actual return on plan assets:
Assets sold during the period	-	-	-	-
Assets still held at the reporting date	-	1,198	(143)	1,055
Purchases (sales)	(26,259)	,	66,000	39,741
Transfer to level 3	-	,	45,468	45,468
Balance, December 31, 2010	-	6,405	111,325	117,730

n.   The Company expected to contribute Rp.192,807 million to its defined benefit pension plan and Rp.360,000 milion to its post-retirement health care plan during 2011.

 (ii). Telkomsel

a.    Pension plan

	2008	2009	2010
Service costs	43,112	40,314	50,067
Interest costs	34,569	39,285	47,028
Expected return on plan assets	(13,568)	(18,433)	(19,113)
Amortization of prior service costs	24	24	24
Recognized actuarial losses	5,344	2,209	5,843
Amortization of transition obligations	458	458	458
Net periodic benefit costs	69,939	63,857	84,307

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

b.    The following table presents the changes in the benefit obligations, the changes in the plan assets and the portion of current and non-current liability amounts recognized in Telkomsel’s U.S. GAAP balance sheets as of December 31, 2009 and 2010:

	2009	2010
Changes in benefit obligation	330,958	451,480
Benefit obligation at beginning of year	40,314	50,067
Service costs	39,285	47,028
Interest costs	42,031	180,935
Actuarial losses	(1,108)	(14,033)
Benefits paid	451,480	715,477

Changes in plan assets
Fair value of plan assets at beginning of year	157,193	185,611
Actual return on plan assets	(11,586)	61,378
Employer’s contributions	41,112	45,328
Benefits paid	(1,108)	(14,033)
Fair value of plan assets at end of year	185,611	278,284
Funded status at end of year	(265,869)	(437,193)

Amounts recognized in the balance sheet:

	2009	2010
Current liabilities	(6,817)	(6,518)
Non-current liabilities	(259,052)	(430,675)

c.     The actuarial calculation for the pension plan was prepared by an independent actuary. The measurement date used to determine pension benefit measures for the pension plan is December 31 of each of the years.

d.     The assumptions used by the independent actuary to determine the benefits obligation of the plan as of December 31, 2009 and 2010, were as follows:

	2009	2010
Discount rate	10.5%	9%
Rate of compensation increases	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(ii). Telkomsel (continued)

e.     The assumptions used by the independent actuary to determine the net periodic benefits cost of the plan as of December 31, 2008, 2009 and 2010, were as follows:

	2008	2009	2010
Discount rate	12%	10.5%	9%
Expected long-term return on plan assets	12%	10.5%	9%
Rate of compensation increases	9%	8%	8%

Telkomsel’s pension plan is managed by Jiwasraya, a state-owned insurance company (Note 41a.2).

(iii). Expected future benefit payments

The expected benefit payments by the Company and its subsidiaries are as follows:

	Pension	Health care
2011	699,334	263,475
2012	828,320	219,103
2013	853,359	228,683
2014	926,725	238,997
2015	1,112,961	250,742
2016 - 2020	9,434,044	1,503,062

(iv). The amounts recognized in accumulated other comprehensive income as of December 31, 2009 and 2010 consisted of:

	2009
	Pension benefit	Post – retirement health care	Other post – retirement benefits	Total	Deferred tax	Net of tax
Transition obligations	2,832	121,624	-	124,456	708	123,748
Prior service costs	1,497,817	-	29,659	1,527,476	381,869	1,145,607
Actuarial losses (gains)	(937,580)	(75,773)	84,655	(928,698)	(213,231)	(715,467)
Total	563,069	45,851	114,314	723,234	169,346	553,888

	2010
	Pension benefit	Post – retirement health care	Other post – retirement benefits	Total	Deferred tax	Net of tax
Transition obligations	2,536	97,299	-	99,835	634	99,201
Prior service costs	1,598,800	-	22,767	1,621,567	405,391	1,216,176
Actuarial losses (gains)	(1,296,658)	268,320	133,133	(895,205)	(290,881)	(604,324)
Total	304,678	365,619	155,900	826,197	115,144	711,053

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

d.     Employee benefits (continued)

(iv). The amounts recognized in accumulated other comprehensive income as of December 31, 2009 and 2010 consisted of:

The transition obligations, prior service costs and net actuarial losses included in accumulated other comprehensive income as of December 31, 2010 and expected to be recognized in net periodic benefit costs for the year ended December 31, 2011, are as follows:

	Pension	Post – retirement Healthcare	Other post – retirement benefits	Total
Transition obligations	298	24,325	-	24,623
Prior service costs	333,994	-	6,892	340,886
Actuarial losses (gains)	(3,224)	-	11,957	8,733
Gross before taxes	331,068	24,325	18,849	374,242
Less deferred taxes	82,767	-	4,712	87,479
Net of taxes	248,301	24,325	14,137	286,763

e.     Operating lease

For the years ended December 31, 2008, 2009 and 2010, the Company and its subsidiaries recorded operating lease expenses for land, buildings, vehicles, office equipment, and telecommunication infrastructure totaling to Rp.1,585,803 million, Rp.2,066,890 million and Rp.1,972,587 million, respectively.

Certain subsidiaries entered into non-cancelable office lease agreements. The minimum lease payment for each of the five succeeding years amounted to Rp.66,887 million, Rp.68,927 million, Rp.65,317 million, Rp.16,271 million and Rp.12,269 million for 2011, 2012, 2013, 2014 and 2015, respectively.

f.         Fair value measurement

The table below presents the recorded amount of financial instruments measured at fair value and limited mutual funds participation unit for debt based securities where the NAV per share of the investments information is not published are described below:

	December 31, 2009
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities	Significant other observable inputs	Significant unobservable inputs
	Balance	(level 1)	(level 2)	(level 3)
Assets
Trading securities	53	53	-	-
Available-for-sale securities	359,454	104,816	254,638	-
Derivative receivables	1,036,326	-	-	1,036,326
Total	1,395,833	104,869	254,638	1,036,326
Liabilities
Derivative payables	873	-	-	873
Total	873	-	-	873

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

 f.     Fair value measurement (continued)

	December 31, 2010
		Fair value measurement at reporting date using
		Quoted prices in active markets for identical assets or liabilities	Significant other observable inputs	Significant unobservable inputs
	Balance	(level 1)	(level 2)	(level 3)
Assets
Trading securities	50	50	-	-
Available-for-sale securities	370,383	57,821	254,600	57,962
Derivative receivables	552,553	-	-	552,553
Total	922,986	57,871	254,600	610,515
Liabilities
Derivative payables	2,467	-	-	2,467
Total	2,467	-	-	2,467

Reconciliations of the beginning and ending balance for items measured at fair value using significant unobservable inputs as of December 31, 2009 and 2010 are as follows:

	Level 3	Level 3
	2009	2010
Derivative receivables and mutual funds
Balance at January 1	47,769	1,036,326
Included in consolidated statement of income
Realized gain	(889,125)	(897,379)
Unrealized gain (loss)	988,557	(483,773)
Addition in assets	887,843	895,560
Addition in operation and maintenance expense	1,282	1,819
Transfer to (out of) level 3
Limited mutual funds participation unit for debt based securities	-	57,962
Balance at December 31	1,036,326	610,515

Derivative payables
Balance at January 1	482,064	873
Included in consolidated statement of income
Realized loss	354,158	106
Unrealized (gain) loss	(481,191)	1,594
Addition (deduction) in assets	(354,127)	(179)
Addition (deduction) in operation and maintenance expense	(31)	73
Balance at December 31	873	2,467

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP (continued)

(3)   Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

 f.     Fair value measurement (continued)

Temporary investments are primarily comprised of shares, mutual funds and Corporate and Government bonds. Corporate and Government bonds are stated at fair value by reference to prices of similar securities at the balance sheet date. As they are not actively traded in an established market, these securities are classified as level 2. Shares and mutual funds actively traded in an established market are stated at fair value using quoted market price and classified within level 1.

Limited mutual funds participation unit for debt based securities are mutual funds that invest in Corporate and Government bonds. The valuation of these investments require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. As these investments are subject to restrictions on redemption (such as transfer restrictions and initial lock-up periods) and observable activity for the investments is limited, these investments are therefore classified within level 3 of the fair value hierarchy.

Derivative receivables and payables comprise of embedded derivatives recognized under U.S. GAAP. Derivative receivables and payables included within level 3 represent procurement contracts that contain embedded foreign currency derivative features. These are valued using internal models. The models maximize the use of market observable inputs including forward and spot prices for currencies.

At balance sheet date there were no non-financial assets and liabilities stated at fair value. Non-financial assets and liabilities are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

g.   Recent accounting pronouncements in the United States of America

In October 2009, FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)” (“ASU 2009-13”). ASU 2009-13 provides accounting guidance for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. ASU 2009-13 establishes a hierarchy for determining the selling price of a deliverable, which is vendor-specific objective evidence (“VSOE”) if available, third party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third party evidence is available. ASU 2009-13 shall be efective in fiscal years beginning on or after June 15, 2010 and prospectively applied.

In October 2009, FASB issued ASU 2009-14, “Software (Certain Revenue Arrangements That Include Software Elements)” (“ASU 2009-14”). ASU 2009-14 provides accounting guidance on revenue arrangements that contain tangible product and software. ASU 2009-14 shall be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and prospectively applied. Earlier application of ASU 2009-14 is permitted.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.  SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INDONESIAN GAAP AND U.S. GAAP(continued)

(3)     Additional consolidated financial statement disclosures required by U.S. GAAP and the U.S. SEC (continued)

g.   Recent accounting pronouncements in the United States of America (continued)

In December 2010, the FASB issued ASU 2010-28, "Intangibles - Goodwill and Other (Topic 350), When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)", ("ASU 2010-28"). ASU 2010-28 modifies the impairment testing of goodwill to reporting units with the carrying value of 0 (zero) or negative found in Topic 350, Intangibles - Goodwill and Other, which requires entities to consider the possibility of an indication of impairment of goodwill for each reporting unit with the value recorded 0 (zero) or negative. If there is indication of impairment, the Phase 2 testing of goodwill impairment as set forth in the ASC 350-20-35, Intangibles - Goodwill and Other: Goodwill, should be conducted to measure the amount of goodwill impairment losses, if any. ASU 2010-28 shall be effective in fiscal years and interim periods beginning after December 15, 2010. For public entities, early application of ASU 2010-28 is not permitted.

In December 2010, the FASB issued ASU 2010-29, "Business Combination (Topic 805), Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)", ("ASU 2010-29 "). ASU 2010-29 states that if a public entity presenting comparative financial statements, the entity should disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also requires disclosure of the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combinations included in the pro forma revenue and earnings. ASU 2010-29 shall be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early application of ASU 2010-29 is permitted.

The Company and its subsidiaries are currently assessing the impact of the application of the above standards on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009 AND 2010,

AND YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

56.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The following table presents the reconciliation of net income to net cash provided by operating activities in accordance with SFAS 95:

	2008	2009	2010
Net income under Indonesian GAAP	10,671,786	11,398,826	11,536,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	11,069,575	12,565,928	13,084,594
Loss (gain) on early settlement of RSA	16,465	-	-
Interest income	(671,834)	(462,169)	(421,354)
Interest expense	1,641,285	2,095,978	1,928,035
Foreign exchange loss (gain)	775,525	(355,987)	109,485
Equity in net (income) loss of associated companies	(20,471)	29,715	13,622
Loss (gain) on sale of property, plant and equipment	15,659	13,588	(4,481)
Insurance proceeds	(11,159)	-	-
Amortization of goodwill and other intangible assets	1,243,641	1,390,458	1,508,226
Amortization of unearned income	(62,505)	(106,755)	(122,942)
Amortization of deferred charges	21,751	24,755	18,638
Provision for doubtful accounts and inventory obsolescence	398,797	573,704	524,760
Income tax expense	5,673,542	6,404,123	5,546,039
Minority interest in net income of subsidiaries	4,053,643	4,644,072	4,333,313
Changes in assets and liabilities:
Trade receivables	(480,629)	(841,077)	(1,142,681)
Other receivables	(50,162)	(19,150)	35,313
Inventories	(307,207)	64,164	(95,638)
Prepaid taxes	(185,002)	90,987	(10,201)
Prepaid expenses	(448,289)	(621,988)	(944,983)
Advance and other non-current assets	(909,288)	(108,693)	96,402
Trade payables	448,113	258,382	220,356
Other payables	(6,363)	(18,768)	17,852
Taxes payable	(293,068)	(93,679)	(310,001)
Accrued expenses	1,345,759	223,749	(742,106)
Unearned income	401,810	85,032	(237,259)
Advances from customers and suppliers	(230)	(29,775)	388,349
Accrued pension and other post-retirement benefits cost	(226,035)	(333,481)	(272,386)
Accrued LSA	28,113	109,885	29,631
Accrued post-retirement health care benefits	(198,203)	(768,944)	(751,746)
Interest paid	(1,489,248)	(2,185,799)	(1,826,045)
Interest received	659,450	471,965	419,576
Income tax paid	(8,551,296)	(5,035,463)	(5,829,422)
Receipt of claim for tax refund	-	348,021	658,818
Total adjustments	13,882,139	18,412,778	16,221,764
Net cash provided by operating activities	24,553,925	29,811,604	27,758,763